C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
Tel 202 862 2200 Fax 202 862 2400
www.cadwalader.com


06012516

April 13, 2006


RECEIVED
APR 1 8 2006
WASH, D.C.
160
SECTION

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Aristocrat Leisure Limited - File number 82-34870
Submission of information pursuant to Rule 12g3-2(b)(1)(iii)
under the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g-3-2(b) under the Exchange Act.

The Company hereby furnishes to the SEC the information required by Rule 12g3-2(b)(1)(iii), which consists of the information that the Company made public pursuant to the laws of the Australia, filed with the Australian Stock Exchange, or distributed to security holders for the period from January 19, 2006 through April 10, 2006.

If you have any questions or require any additional information, please contact the undersigned, Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409, or John Carr-Gregg, Company Secretary, Aristocrat Leisure Limited, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au.

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

**Diana R. de Brito** Tel 202 862 2409 Fax 202 862 2400 diana.debrito@cwt.com

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,

Diana de Brito

Enclosures

Securities and Exchange Commission
April 13, 2006

**Documents lodged with the Australian Stock Exchange**

| Tab | Date | Announcement |
|---|---|---|
| 1 | 1/19/2006 | Appendix 3E Daily Share Buy Back Notice |
| 2 | 1/20/2006 | Appendix 3E Daily Share Buy Back Notice |
| 3 | 1/23/2006 | Appendix 3E Daily Share Buy Back Notice |
| 4 | 1/24/2006 | Appendix 3E Daily Share Buy Back Notice |
| 5 | 1/25/2006 | Appendix 3E Daily Share Buy Back Notice |
| 6 | 1/26/2006 | Appendix 3E Daily Share Buy Back Notice |
| 7 | 1/30/2006 | Aristocrat Completes Acquisition of 50% Interest in Global Multi-Terminal Gaming Manufacturer (Electroncek) |
| 8 | 2/10/2006 | IMF Welcomes Ruling in Aristocrat Class Action |
| 9 | 2/17/2006 | Class Definition to Change in Aristocrat Class Action Proceedings |
| 10 | 2/21/2006 | Aristocrat Leisure Limited Announces Record 2005 Results |
| 11 | 2/21/2006 | Announcement of Record 2005 Results |
| 12 | 2/21/2006 | Corporate Governance Statement |
| 13 | 2/21/2006 | Full Year Director's Report |
| 14 | 2/21/2006 | Full Year Result Management Discussion and Analysis |
| 15 | 2/21/2006 | Appendix 4E Preliminary Final Report |
| 16 | 2/21/2006 | Presentation to Analysts and Investors |
| 17 | 2/21/2006 | Appendix 3Y Change of Director's Interest Notice |
| 18 | 3/01/2006 | Aristocrat Leisure Limited Acquires Interest in Pokertek, Inc. |
| 19 | 3/27/2006 | S&P Rating |
| 20 | 3/29/2006 | Annual Report 2005 |
| 21 | 3/29/2006 | Letter from Chairman |
| 22 | 3/29/2006 | Nevada Regulatory Disclosure |
| 23 | 3/29/2006 | Notice of Annual General Meeting |
| 24 | 3/29/2006 | Notice of Appointment of Proxy |
| 25 | 4/10/2006 | Aristocrat Leisure Limited Enters Server-Based Video Lottery Market |
| 26 | 4/10/2006 | Release |

**Documents lodged with the Australian Securities Investment Corporation**

| Tab | Date | Announcement |
|---|---|---|
| 1 | 2/03/2006 | Form 484 Change to Company Details |
| 2 | 2/16/2006 | Form 484 Change to Company Details |
| 3 | 2/17/2006 | Form 605 Notice of ceasing to be a Substantial Holder |
| 4 | 3/14/2006 | Form 603 Details of Substantial Holder |
| 5 | 3/14/2006 | Form 603 Details of Substantial Holder |
| 6 | 4/05/2006 | Form 604 Change in Substantial Holder |

**Documents lodged with the Australian Securities Investment Corporation**

| Tab | Date | Announcement |
|---|---|---|
| 1 | 2/03/2006 | Form 484 Change to Company Details |
| 2 | 2/16/2006 | Form 484 Change to Company Details |
| 3 | 2/17/2006 | Form 605 Notice of ceasing to be a Substantial Holder |
| 4 | 3/14/2006 | Form 603 Details of Substantial Holder |
| 5 | 3/14/2006 | Form 603 Details of Substantial Holder |
| 6 | 4/05/2006 | Form 604 Change in Substantial Holder |

Australian Securities &
Investments Commission

**Form 484**
Corporations Act 2001

# Change to company details

(1)

**Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:**

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

**If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement**

## Company details

Company name
ARISTOCRAT LEISURE LTD

Refer to guide for information about corporate key

ACN/ABN
002 818 368

Corporate key
44640741

## Lodgement details

**Who should ASIC contact if there is a query about this form?**

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)
ARISTOCRAT LEISURE LTD

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
JOHN CARR-GREGG

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
03/02/06
[D D] [M M] [Y Y]

## Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

# Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Sections to complete**
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

| | C1 - Cancellation of shares | C2 - Issue of shares | C3 - Change to share structure table | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | Not required | ✓ | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | Not required | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

## C1 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

**Details of cancelled shares**

**List the details of shares cancelled in the following table**

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 1,028,379 | $12,152,949.52 |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred.

13/01/06
[D D] [M M] [Y Y]

## C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

## C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

| Share class code | Full title if not standard | Total number of shares (current after changes) | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

[D D] / [M M] / [Y Y]

## Lodgement details

**Is this document being lodged to update the Annual Company Statement that was sent to you?**

☐ Yes

☒ No

## C4 **Changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ARBN/ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

**Earliest date of change**
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Total number now held | *Total $ paid on these shares | *Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

* Public companies are not required to provide these details

**Date of entry of member's name in register**
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

# C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name  Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

**Earliest date of change**
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

**The changes are**

| Share class code | Shares increased by ... (number) | Shares decreased by ... (number) | Total number now held | *Total $ paid on these shares | *Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

* Public companies are not required to provide these details

**Date of entry of member's name in register**
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Australian Securities &
Investments Commission

**Form 484**
Corporations Act 2001

# Change to company details



**Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:**

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

**If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement**

## Company details

Refer to guide for information about corporate key

Company name
ARISTOCRAT LEISURE LTD

ACN/ABN
002 818 368

Corporate key
64640741

## Lodgement details

**Who should ASIC contact if there is a query about this form?**

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)
ARISTOCRAT LEISURE LTD

Telephone number
02 94136738

Postal address
PO BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
JOHN CARR-GREGG

Capacity
- [ ] Director
- [x] Company secretary

Signature

Date signed
16/02/06
[D D] [M M] [Y Y]

## Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

# Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Sections to complete**
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

| | C1 - Cancellation of shares | C2 - Issue of shares | C3 - Change to share structure table | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | Not required | ✓ | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | Not required | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

## C1 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

**Details of cancelled shares**

**List the details of shares cancelled in the following table**

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 400,000 | $4,687,920.00 |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred.

30/01/06
[D D] [M M] [Y Y]

## C2 Issue of shares

List details of new share issues in the following table.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ No

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

## C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

| Share class code | Full title if not standard | Total number of shares (current after changes) | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

## Lodgement details

**Is this document being lodged to update the Annual Company Statement that was sent to you?**

☐ Yes

☐ No

## C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

**Earliest date of change**
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

**The changes are**

| Share class code | Shares increased by (number) | Shares decreased by (number) | Total number now held | *Total $ paid on these shares | *Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

* Public companies are not required to provide these details

**Date of entry of member's name in register**
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

## C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

**The changes apply to**
Please indicate the name and address of the member whose shareholding has changed

☐ Family name　　Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City　　State/Territory

Postcode　　Country (if not Australia)

**Earliest date of change**
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

**The changes are**

| Share class code | Shares increased by (number) | Shares decreased by (number) | Total number now held | *Total $ paid on these shares | *Total $ unpaid on these shares | Fully paid (y/n) | Beneficially held (y/n) | Top 20 member (y/n) |
|---|---|---|---|---|---|---|---|---|
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

*Public companies are not required to provide these details

**Date of entry of member's name in register**
(New members only)

Date of entry
[D D] / [M M] / [Y Y]


AXA
ASIA PACIFIC



**Milena Penca**
Company Secretary

*Phone: 61 3 9616 3852*
*Fax: 61 3 9614 5298*

17 February 2006

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**Notice of ceasing to be a Substantial Security Holder**

Please find attached a Notice of ceasing to be a Substantial Security Holder for Aristocrat Leisure Limited.

Yours faithfully

**Milena Penca**

# Form 605

**Corporations Act 2001**
**Section 671B**

## Notice of ceasing to be a substantial holder

To Company Name/Scheme: ARISTOCRAT LEISURE LIMITED

ACN/ARSN: ACN 002 818 368

**1. Details of substantial holder (1)**

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)

ACN/ARSN (if applicable): 069 123 011

The holder ceased to be a substantial holder on: 10/02/2006

The previous notice was given to the company on: 25/10/2005

The previous notice was dated: 25/10/2005

**2. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (4) | Consideration given in relation to changes (5) | Class (6) and number of securities affected (ordinary shares unless stated otherwise) | Person's votes affected |
|---|---|---|---|---|---|
| See column 2 of Schedule 2. | Each person whose relevant interest has changed is listed in Schedule 1. | The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3). | See column 4 of Schedule 2. | See column 5 of Schedule 2. | [See previous column.] |

**3. Changes in association**

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| [Not applicable.] | [Not applicable.] |

**4. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| See Parts A and B of Schedule 1 (column 1). | See Parts A and B of Schedule 1 (column 2). |

## Signature

Print name: Milena Penca

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here:

Date: 17 February 2006

form 605 letter ALL 100206

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

## SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

*Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.*

### PART A - PERSONS WITH A RELEVANT INTEREST

| Name | Address |
|---|---|
| ***Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]*** | |
| Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of | Not applicable |
| National Mutual Funds Management Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| The National Mutual Life Association of Australasia Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| National Mutual CPS Management Limited | Level 6, 80 The Terrace, Wellington |
| National Mutual Superannuation Master Trustee Limited | Level 6, 80 The Terrace, Wellington |
| IPAC Securities Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| IPAC Asset Management Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| Alliance Capital Management L.P. | 1345 Avenue of the Americas, NYC 10105 |
| Alliance Capital Management Australia Limited | Level 29, 1 Farrer Place, Sydney, NSW 2000 |
| AXA Rosenberg Investment Management LLC | 4 Orinda Way Building E Orinda, California 94563 |
| Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing) | Various |
| ***Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)*** | |
| Various AXA Group entities, including, as ultimate holding companies, those set out below | Not applicable |
| AXA SA | 25 Avenue Matignon 75008 Paris France |
| AXA Asia Pacific Holdings Limited | 447 Collins Street Melbourne, Victoria 3000 |
| ***Part A(iii) - Other relevant interests*** | |
| [Not applicable.] | |

### PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

| Name | Address |
|---|---|
| ***Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]*** | |
| AXA SA | 25 Avenue Matignon 75008 Paris France |

| Name | Address |
|---|---|
| Folio Nominees Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| National Mutual Funds Management (Global) Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| AXA Asia Pacific Holdings Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| The National Mutual Life Association of Australasia Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Asset Management Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Financial Care Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Portfolio Management Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Financial Services Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Group Services Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| David Bird Financial Services Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Lidomein Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Walker Lawrence & Associates Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Strategic Planning Partners Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Albert & Will Financial Planning Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Financial Resources Group Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Clientcare Australia (Investments) Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| TM Securities Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Monere | 447 Collins Street, Melbourne, Victoria 3000 |
| Armitage Investment Services Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Armitage Group Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Sterling Grace Portfolio Management Group Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| SG Holdings Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Alliance Capital Management Corporation of Delaware | 1345 Avenue of the Americas, NYC 10105 |
| AXA Equitable Life Insurance Company | 1290 Avenue of the Americas, NYC 10105 |
| AXA Financial, Inc. | 1290 Avenue of the Americas, NYC 10105 |
| NMMT Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| National Mutual Funds Management NZ Limited | Level 6, 80 The Terrace, Wellington |
| A.C.M.C. Inc | 1345 Avenue of the America, NYC 10105 |
| Neuville Company Inc | C/-447 Collins Street, Melbourne, Victoria 3000 |

| Name | Address |
| --- | --- |
| Spicers Portfolio Management Ltd | Level 6, 80 The Terrace, Wellington |
| Assure New Zealand Ltd | Level 6, 80 The Terrace, Wellington |
| Arcus Investment Management Ltd | Level 6, 80 The Terrace, Wellington |
| Client Portfolio Administration Ltd | Level 6, 80 The Terrace, Wellington |
| Sterling Portfolio Management Ltd | Level 6, 80 The Terrace, Wellington |
| Client Reserve Ltd | Level 6, 80 The Terrace, Wellington |
| Mortgage Backed Bonds Limited | Level 6, 80 The Terrace, Wellington |
| In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed. | |
| ***Part B(ii) - Other associates*** | |
| Not applicable | |

# SCHEDULE 2 TO SUBSTANTIAL SECURITY HOLDER NOTICE

Name of public Issuer: Aristocrat Leisure Limited

| Holder of Relevant Interest | Date of Transaction | Transaction Type | Consideration | # Shares |
|---|---|---|---|---|
| Westpac Custodian Nominees Ltd as sub custodian for NMFM | Open | | | 4,718,684.00 |
| | 27-Oct-05 | SELL | 20,174.86 | (1,770.00) |
| | 2-Nov-05 | BUY | (64,227.50) | 5,585.00 |
| | 2-Nov-05 | SELL | 64,227.50 | (5,585.00) |
| | 4-Nov-05 | SELL | 478,465.40 | (42,000.00) |
| | 25-Nov-05 | SELL | 3,239,486.47 | (255,330.00) |
| | 8-Dec-05 | SELL | 52,381.85 | (4,270.00) |
| | 14-Dec-05 | BUY | (1,987,357.79) | 165,020.00 |
| | 18-Jan-06 | SELL | 162,403.80 | (14,000.00) |
| | 19-Jan-06 | BUY | (276,585.95) | 23,635.00 |
| | 19-Jan-06 | SELL | 1,767,836.24 | (151,700.00) |
| | 20-Jan-06 | SELL | 294,522.23 | (24,900.00) |
| | 23-Jan-06 | BUY | (179,505.52) | 15,522.00 |
| | 23-Jan-06 | SELL | 166,218.87 | (14,200.00) |
| | 24-Jan-06 | SELL | 378,801.79 | (32,300.00) |
| | 25-Jan-06 | BUY | (663,415.12) | 56,693.00 |
| | 27-Jan-06 | SELL | 1,653,312.87 | (140,800.00) |
| | 1-Feb-06 | SELL | 105,343.62 | (9,100.00) |
| | 2-Feb-06 | SELL | 16,216.91 | (1,400.00) |
| | 3-Feb-06 | SELL | 14,809.08 | (1,300.00) |
| | 6-Feb-06 | SELL | 32,895.62 | (2,900.00) |
| | 7-Feb-06 | SELL | 677,923.00 | (59,227.00) |
| | 9-Feb-06 | SELL | 316,789.11 | (27,800.00) |
| | | | | 4,196,557.00 |
| Westpac Custodian Nominees Ltd as sub custodian for ipac | Open | | | 1,034,626.00 |
| | | Adj | | 973,907.00 |
| | 19-Oct-05 | BUY | (233,775.38) | 21,300.00 |
| | 19-Oct-05 | SELL | 53,328.24 | (4,855.00) |
| | 21-Oct-05 | BUY | (43,927.00) | 4,030.00 |
| | 28-Oct-05 | SELL | 59,299.63 | (5,238.00) |
| | 4-Nov-05 | SELL | 21,190.40 | (1,892.00) |
| | 9-Nov-05 | BUY | (54,682.88) | 4,758.00 |
| | 15-Nov-05 | SELL | 27,532.43 | (2,324.00) |
| | 17-Nov-05 | SELL | 180,960.65 | (15,199.00) |
| | 22-Nov-05 | SELL | 39,389.17 | (3,233.00) |
| | 23-Nov-05 | SELL | 21,616.34 | (1,771.00) |
| | 24-Nov-05 | SELL | 31,490.70 | (2,525.00) |
| | 25-Nov-05 | SELL | 486,065.06 | (38,320.00) |
| | 29-Nov-05 | SELL | 82,145.03 | (6,666.00) |
| | 30-Nov-05 | SELL | 28,479.62 | (2,284.00) |
| | 7-Dec-05 | SELL | 90,289.68 | (7,344.00) |
| | 13/12/2005 | BUY | (24,005.30) | 2,000.00 |
| | | | *SubTotal* | 1,948,970.00 |

Name of public Issuer Aristocrat Leisure Limited

| Holder of Relevant Interest | Date of Transaction | Transaction Type | Consideration | # Shares |
|---|---|---|---|---|
| Westpac Custodian Nominees Ltd as sub custodian for ipac | carried fwd | | | 1,948,970.00 |
| | 14-Dec-05 | BUY | (59,356.85) | 4,930.00 |
| | 14-Dec-05 | SELL | 29,955.00 | (2,500.00) |
| | 20-Dec-05 | BUY | (371,294.30) | 30,750.00 |
| | 30-Dec-05 | BUY | (87,124.21) | 7,064.00 |
| | 6-Jan-06 | SELL | 342,997.88 | (28,040.00) |
| | 10-Jan-06 | BUY | (221,049.45) | 18,000.00 |
| | 10-Jan-06 | SELL | 48,476.04 | (3,954.00) |
| | 11-Jan-06 | SELL | 28,475.93 | (2,317.00) |
| | 17-Jan-06 | BUY | (116,809.89) | 9,726.00 |
| | 18-Jan-06 | BUY | (362,559.51) | 31,208.00 |
| | 18-Jan-06 | SELL | 115,059.01 | (9,800.00) |
| | 19-Jan-06 | BUY | (252,743.82) | 21,585.00 |
| | 19-Jan-06 | SELL | 235,399.61 | (20,200.00) |
| | 20-Jan-06 | SELL | 37,850.24 | (3,200.00) |
| | 23-Jan-06 | BUY | (80,998.36) | 7,004.00 |
| | 23-Jan-06 | SELL | 21,070.00 | (1,800.00) |
| | 24-Jan-06 | SELL | 49,255.96 | (4,200.00) |
| | 25-Jan-06 | BUY | (299,357.69) | 25,582.00 |
| | 27-Jan-06 | SELL | 221,929.07 | (18,900.00) |
| | 31-Jan-06 | BUY | (118,497.17) | 10,186.00 |
| | 1-Feb-06 | BUY | (106,344.46) | 9,153.00 |
| | 1-Feb-06 | SELL | 13,891.47 | (1,200.00) |
| | 3-Feb-06 | BUY | (147,006.05) | 12,919.00 |
| | 6-Feb-06 | SELL | 14,699.06 | (1,300.00) |
| | 7-Feb-06 | BUY | (421,804.21) | 36,574.00 |
| | 7-Feb-06 | SELL | 85,843.49 | (7,500.00) |
| | 9-Feb-06 | SELL | 43,302.11 | (3,800.00) |
| | | | | 2,064,940.00 |
| Westpac Banking Corporation Ltd as sub custodian for NMCPS | Open | | | 3,900.00 |
| | 20/12/2005 | BUY | (9,055.96) | 750.00 |
| | 10/01/2006 | BUY | (5,526.24) | 450.00 |
| | 7/02/2006 | BUY | (8,650.85) | 750.00 |
| | | | | 5,850.00 |
| Westpac Banking Corporation Ltd as sub custodian for NMSMT | Open | | | 102,400.00 |
| | 20/12/2005 | BUY | (181,119.17) | 15,000.00 |
| | 10/01/2006 | BUY | (106,840.57) | 8,700.00 |
| | 7/02/2006 | BUY | (174,747.14) | 15,150.00 |
| | | | | 141,250.00 |

Name of public Issuer Aristocrat Leisure Limited

| Holder of Relevant Interest | Date of Transaction | Transaction Type | Consideration | # Shares |
|---|---|---|---|---|
| Westpac Banking Corporation Ltd as sub custodian for NMLA | Open | | | 202,150.00 |
| | 20-Dec-05 | BUY | 368,275.64 | 30,500.00 |
| | 10-Jan-06 | BUY | 216,137.24 | 17,600.00 |
| | 7-Feb-06 | BUY | 361,605.46 | 31,350.00 |
| | | | | 281,600.00 |
| various nominees (International Centres) | Open | | | 19,391,858.00 |
| | | adj | | (973,907.00) |
| | 14/10/05 to 31/10/05 | SELL | | (9,422.00) |
| | Nov | SELL | | (235,989.00) |
| | Dec | BUY | | 874,057.00 |
| | Jan | SELL | | (1,261,124.00) |
| | 01/02/06 to 10/02/06 | SELL | | (4,894,541.00) |
| | | | | 12,890,932.00 |
| | **Balance** | | | 19,581,129.00 |

# Form 603

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368


4

**1. Details of substantial holder**

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder became a substantial holder on: 14/03/2006

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

| Class of securities | Number of securities | Person's votes | Voting Power |
|---|---|---|---|
| Fully paid ordinary shares | 21,849,116 | 21,849,116 | 4.65% |

For the securities (if any) listed below see NOTE 1 at the end of this form

| Class of securities | Number of securities | Person's votes | Voting Power |
|---|---|---|---|
| Fully paid ordinary shares | 1,859,907 | 1,859,907 | 0.4% See note 1 at the end of this form |

For the securities (if any) listed below see NOTE 2 at the end of this form

| Class of securities | Number of securities | Person's votes | Voting Power |
|---|---|---|---|
| Fully paid ordinary shares | 0 | 0 | 0% See note 2 at the end of this form |

| Class of securities | Number of securities | Person's votes | Voting Power |
|---|---|---|---|
| GRAND TOTAL<br>Fully paid ordinary shares | 23,709,023 | 23,709,023 | 5.05% |

### 3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest | Class and number of shares |
|---|---|---|
| Each of the members of the Commonwealth Bank Group | Taken to have a Relevant interest under section 608(3)(b) of the Corporations Act as ultimate holding company of the Commonwealth Bank Group or as a subsidiary (and therefore an associate) of it | 23,709,023 Fully paid ordinary shares "*" This number of shares aggregates the shares listed below, held by members of the Commonwealth Bank Group |
| Avanteos Investments Ltd | Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee. | 3,350 Fully paid ordinary shares |
| Avanteos Investments Ltd ATF Symetry Personal Retirement FD | Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee. | 1,905 Fully paid ordinary shares |
| AMP Capital Investors as RE for EFM Australian Share Fund 2 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 569,765 Fully paid ordinary shares |
| ASBGI Australian Equities Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 13,259 Fully paid ordinary shares |
| Commonwealth Balanced B3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 43,346 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 168,535 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Imputation Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 2,752,098 Fully paid ordinary shares |
| CommSec Trading Limited | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 9 Fully paid ordinary shares |
| Commonwealth Growth G3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,009,448 Fully paid ordinary shares |
| CIML as RE Commonwealth Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 75,257 Fully paid ordinary shares |
| CIML as RE Commonwealth Share Income Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 263,953 Fully paid ordinary shares |
| CIML as RE Commonwealth Growth Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 252,643 Fully paid ordinary shares |
| CIML as RE Commonwealth Income Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 40,461 Fully paid ordinary shares |
| CFSIL ATF CMLA Non MI Aust Indust Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 163,059 Fully paid ordinary shares |

| | | |
|---|---|---|
| CFSIL ATF CMLA MI Aus Indust Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 493,597 Fully paid ordinary shares |
| CFSIL ATF CFCL Non Market Linked Australian Industrial Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 97,590 Fully paid ordinary shares |
| Commonwealth Managed M1C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 17,335 Fully paid ordinary shares |
| Commonwealth Managed M3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 305,607 Fully paid ordinary shares |
| CFSIL A/C Motor Accident Commission | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 36,497 Fully paid ordinary shares |
| MAC CTP Style Neutral | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 163,417 Fully paid ordinary shares |
| Nomura Australian Equity Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 35,935 Fully paid ordinary shares |
| CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 570,481 Fully paid ordinary shares |
| Storm Financial Australian Industrials Index Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 138,928 Fully paid ordinary shares |
| COLONIAL CORE EQUITIES | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 806,534 Fully paid ordinary shares |
| MERRILL LYNCH AUSTRALIAN EQ | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 783,399 Fully paid ordinary shares |
| BARCLAYS GLOBAL INVESTORS | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 749,481 Fully paid ordinary shares |
| Commonwealth Diversified Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 33,640 Fully paid ordinary shares |
| Wholesale Australian Share Fund - Core | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,116,834 Fully paid ordinary shares |
| Wholesale Indexed Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 407,221 Fully paid ordinary shares |

| | | |
|---|---|---|
| Wholesale Low Tracking Error Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 379,282 Fully paid ordinary shares |
| CFSIL AS RE Colonial First State Wholesale Australian Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,837,214 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Geared Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 2,081,696 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Imputation Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 4,178,708 Fully paid ordinary shares |
| CFS W/Sale Core Industrial Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 484,379 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Industrial Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,472,979 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Leaders Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 301,274 Fully paid ordinary shares |
| CFSIL as RE Commonwealth Australian Boutique Share Fund 1 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 115,036 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 3 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 201,900 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 5 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 955,683 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 6 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 148,295 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 10 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 176,766 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Share Fund 15 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 58,405 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| FC W/E AUST SHARE 22-CREDIT SUISSE | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 76,300 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| FC W/E AUST SHARE 23-ACADIAN | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 113,762 Fully paid ordinary shares "*" See note 1 on the last page of this form. |

| FC W/E DIV 9 TAX EFFECT INC-IN | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 13,760 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
|---|---|---|

## 4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder | Class and number of shares |
|---|---|---|---|
| Avanteos Investments Ltd | Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124 | Avanteos Investments Ltd | 3,350 Fully paid ordinary shares |
| Avanteos Investments Ltd ATF Symetry Personal Retirement FD | Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124 | Avanteos Investments Ltd ATF Symetry Personal Retirement FD | 1,905 Fully paid ordinary shares |
| AMP Capital Investors as RE for EFM Australian Share Fund 2 | Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225 | AMP Capital Investors as RE for EFM Australian Share Fund 2 | 569,765 Fully paid ordinary shares |
| ASBGI Australian Equities Fund | Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand | ASBGI Australian Equities Fund | 13,259 Fully paid ordinary shares |
| Commonwealth Balanced B3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Balanced B3C | 43,346 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Australian Share Fund | 168,535 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Imputation Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Imputation Fund | 2,752,098 Fully paid ordinary shares |
| CommSec Trading Limited | Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215 | CommSec Trading Limited | 9 Fully paid ordinary shares |
| Commonwealth Growth G3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Growth G3C | 1,009,448 Fully paid ordinary shares |
| CIML as RE Commonwealth Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Australian Share Fund | 75,257 Fully paid ordinary shares |
| CIML as RE Commonwealth Share Income Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Share Income Fund | 263,953 Fully paid ordinary shares |
| CIML as RE Commonwealth Growth Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Growth Fund | 252,643 Fully paid ordinary shares |
| CIML as RE Commonwealth Income Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Income Fund | 40,461 Fully paid ordinary shares |
| CFSIL ATF CMLA Non Ml Aust Indust Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CMLA Non Ml Aust Indust Share Fund | 163,059 Fully paid ordinary shares |

| | | | |
|---|---|---|---|
| CFSIL ATF CMLA MI Aus Indust Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CMLA MI Aus Indust Share | 493,597 Fully paid ordinary shares |
| CFSIL ATF CFCL Non Market Linked Australian Industrial Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CFCL Non Market Linked Australian Industrial Share | 97,590 Fully paid ordinary shares |
| Commonwealth Managed M1C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Managed M1C | 17,335 Fully paid ordinary shares |
| Commonwealth Managed M3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Managed M3C | 305,607 Fully paid ordinary shares |
| CFSIL A/C Motor Accident Commission | Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL A/C Motor Accident Commission | 36,497 Fully paid ordinary shares |
| MAC CTP Style Neutral | Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | MAC CTP Style Neutral | 163,417 Fully paid ordinary shares |
| Nomura Australian Equity Fund | National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia | Nomura Australian Equity Fund | 35,935 Fully paid ordinary shares |
| CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund | 570,481 Fully paid ordinary shares |
| Storm Financial Australian Industrials Index Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Storm Financial Australian Industrials Index Fund | 138,928 Fully paid ordinary shares |
| COLONIAL CORE EQUITIES | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | COLONIAL CORE EQUITIES | 806,534 Fully paid ordinary shares |
| MERRILL LYNCH AUSTRALIAN EQ | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | MERRILL LYNCH AUSTRALIAN EQ | 783,399 Fully paid ordinary shares |
| BARCLAYS GLOBAL INVESTORS | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | BARCLAYS GLOBAL INVESTORS | 749,481 Fully paid ordinary shares |
| Commonwealth Diversified Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Diversified Share Fund | 33,640 Fully paid ordinary shares |
| Wholesale Australian Share Fund - Core | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Australian Share Fund - Core | 1,116,834 Fully paid ordinary shares |
| Wholesale Indexed Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Indexed Australian Share Fund | 407,221 Fully paid ordinary shares |

| | | | |
|---|---|---|---|
| Wholesale Low Tracking Error Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Low Tracking Error Australian Share Fund | 379,282 Fully paid ordinary shares |
| CFSIL AS RE Colonial First State Wholesale Australian Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL AS RE Colonial First State Wholesale Australian Share | 1,837,214 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Geared Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Geared Share Fund | 2,081,696 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Imputation Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Imputation Fund | 4,178,708 Fully paid ordinary shares |
| CFS W/Sale Core Industrial Fund | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | CFS W/Sale Core Industrial Fund | 484,379 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Industrial Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Industrial Share | 1,472,979 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Leaders Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Leaders Fund | 301,274 Fully paid ordinary shares |
| CFSIL as RE Commonwealth Australian Boutique Share Fund 1 | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Boutique Share Fund 1 | 115,036 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 3 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 3 | 201,900 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 5 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 5 | 955,683 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 6 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 6 | 148,295 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 10 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 10 | 176,766 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Share Fund 15 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Share Fund 15 | 58,405 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| FC W/E AUST SHARE 22-CREDIT SUISSE | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E AUST SHARE 22-CREDIT SUISSE | 76,300 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| FC W/E AUST SHARE 23-ACADIAN | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E AUST SHARE 23-ACADIAN | 113,762 Fully paid ordinary shares "*" See note 1 on the last page of this form. |

| FC W/E DIV 9 TAX EFFECT INC-IN | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E DIV 9 TAX EFFECT INC-IN | 13,760 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
|---|---|---|---|

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

| Holder of relevant interest | Date of acquisition | Consideration Cash | Non-Cash | Class and number of securities |
|---|---|---|---|---|
| See annexure "B" to this notice. | | | | |

**6. Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

| Name | Nature of Association |
|---|---|
| CBA and Commonwealth Bank Group | The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act. |

**7. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| CBA and Commonwealth Bank Group | C/- Level 2, 48 Martin Place Sydney NSW 1155 |

**8. Signature**

NOTE 1--(This note is relevant to section 2 3 4 and 5)

**The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.**

NOTE 2--(This note is relevant to section 2 3 4 and 5)

**452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.**

.................................................................................

John Damien Hatton – Company Secretary

Dated the 17 day of March 2006.

# Annexure A

This is the annexure mark A of 2 pages referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 14/03/2006

________________________________________

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Bank Limited (ACN 8558601)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Avanteos Investments Limited (ACN 066 862 977)
Bizserv Pty Ltd (ACN 94234812)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CMG Asia Limited (ACN )
CMG Asia Trustee Company Limited (ACN )
CMG CH China Investments Limited (ACN 61513675)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Trade Services (Hong Kong) Limited (ACN )
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
ASB Group Investments Limited (533945)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Bennelong Centre Pty Ltd (ACN 7328949)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazaruse Pty Ltd (ACN 3816448)
LG Inc. (ACN )
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN )
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

**End of Annexure A**

This is the Annexure marked "B" of 14 pages referred to in the Notice of Substantial Shareholding dated 14 March 2006.

Colonial First State Inv Managers
Transaction listing for the period 14/11/2005 to 14/03/2006 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

| Fund | Pfolio | Trans. | Ccy | Date | Units | | Cost/Proceeds | |
|---|---|---|---|---|---|---|---|---|
| CC | IEQF | OS-SAL | AUD | 01/12/2005 | -5303 | | -65341.42 | |
| CC | IEQF | OS-SAL | AUD | 16/01/2006 | -2359 | | -28332.19 | |
| CC | IEQF | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -7662 | | -93673.61 |
| CC | IEQI | OS-SAL | AUD | 01/12/2005 | -17385 | | -214210.9 | |
| CC | IEQI | OS-SAL | AUD | 16/01/2006 | -10162 | | -122048.2 | |
| CC | IEQI | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -27547 | | -336259.14 |
| CC | IGRF | OS-SAL | AUD | 21/11/2005 | -4036 | | -48448.45 | |
| CC | IGRF | OS-SAL | AUD | 22/11/2005 | -3603 | | -43944.28 | |
| CC | IGRF | OS-SAL | AUD | 01/12/2005 | -2988 | | -36755.26 | |
| CC | IGRF | OS-SAL | AUD | 29/12/2005 | -4744 | | -58038.4 | |
| CC | IGRF | OS-SAL | AUD | 31/01/2006 | -19091 | | -221062 | |
| CC | IGRF | OS-SAL | AUD | 01/02/2006 | -5204 | | -60148.62 | |
| CC | IGRF | OS-SAL | AUD | 02/02/2006 | -1864 | | -21382.53 | |
| CC | IGRF | OS-SAL | AUD | 07/02/2006 | -1792 | | -20533.2 | |
| CC | IGRF | OS-SAL | AUD | 14/02/2006 | -1521 | | -16907 | |
| CC | IGRF | OS-PUR | AUD | 15/02/2006 | 5403 | | 61791.19 | |
| CC | IGRF | OS-SAL | AUD | 27/02/2006 | -3024 | | -36639.47 | |
| CC | IGRF | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CC | IGRF | OS-SAL | AUD | 06/03/2006 | -1486 | | -18944.24 | |
| CC | IGRF | OS-SAL | AUD | 07/03/2006 | -1777 | | -22536.95 | |
| CC | IGRF | OS-SAL | AUD | 08/03/2006 | -2216 | | -27809.02 | |
| CC | IGRF | OS-SAL | AUD | 14/03/2006 | -3581 | | -46865.03 | |
| | | | | | | -51524 | | -618223.27 |
| CC | IINF | OS-SAL | AUD | 01/12/2005 | -4135 | | -50949.8 | |
| CC | IINF | OS-SAL | AUD | 16/01/2006 | -1447 | | -17378.83 | |
| CC | IINF | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -5582 | | -68328.63 |
| **TOTAL** | | | | | | **-92315** | | **-1116484.65** |
| CF | LAEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CF | LAISSN | OS-SAL | AUD | 13/12/2005 | -52726 | | -629659.2 | |
| CF | LAISSN | OS-SAL | AUD | 27/01/2006 | -3033 | | -35528.47 | |
| CF | LAISSN | OS-PUR | AUD | 03/03/2006 | 52579 | | 674590.2 | |
| CF | LAISSN | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -3180 | | 9402.6 |
| CF | LGEIT | OS-PUR | AUD | 22/02/2006 | 3400 | | 39440 | |
| CF | LGEIT | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 3400 | | 39440 |
| CF | PET1SN | OS-SAL | AUD | 13/12/2005 | -47974 | | -572910.3 | |
| CF | PET1SN | OS-SAL | AUD | 21/12/2005 | -18397 | | -223791.7 | |
| CF | PET1SN | OS-PUR | AUD | 03/03/2006 | 61804 | | 792947.3 | |
| CF | PET1SN | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -4567 | | -3754.79 |
| **TOTAL** | | | | | | **-4347** | | **45087.81** |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CL | B3C | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CL | G3C | OS-SAL | AUD | 21/11/2005 | -11354 | | -136294.3 | |
| CL | G3C | OS-SAL | AUD | 22/11/2005 | -22662 | | -276398.9 | |
| CL | G3C | OS-SAL | AUD | 01/12/2005 | -27400 | | -337046.2 | |
| CL | G3C | OS-SAL | AUD | 29/12/2005 | -18535 | | -226758.4 | |
| CL | G3C | OS-SAL | AUD | 31/01/2006 | -13969 | | -161752.4 | |
| CL | G3C | OS-SAL | AUD | 01/02/2006 | -82365 | | -951987 | |
| CL | G3C | OS-PUR | AUD | 15/02/2006 | 26761 | | 306051.1 | |
| CL | G3C | OS-SAL | AUD | 06/03/2006 | -7440 | | -94848.68 | |
| CL | G3C | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CL | G3C | OS-SAL | AUD | 07/03/2006 | -3714 | | -47103.1 | |
| CL | G3C | OS-SAL | AUD | 14/03/2006 | -14510 | | -189894.3 | |
| | | | | | | -175188 | | -2116032.14 |
| CL | M1C | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CL | M3C | OS-SAL | AUD | 22/02/2006 | -3300 | | -38313 | |
| CL | M3C | OS-SAL | AUD | 22/02/2006 | -3400 | | -39440 | |
| CL | M3C | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -6700 | | -77753 |
| **TOTAL** | | | | | | **-181888** | | **-2193785.14** |
| CM | EABS01 | OS-PUR | AUD | 28/11/2005 | 332 | | 4156.38 | |
| CM | EABS01 | OS-PUR | AUD | 29/11/2005 | 1390 | | 17220.59 | |
| CM | EABS01 | OS-PUR | AUD | 20/12/2005 | 1053 | | 12732.21 | |
| CM | EABS01 | OS-PUR | AUD | 04/01/2006 | 494 | | 6033.44 | |
| CM | EABS01 | OS-PUR | AUD | 20/01/2006 | 432 | | 5094.84 | |
| CM | EABS01 | OS-PUR | AUD | 03/02/2006 | 595 | | 6784.72 | |
| CM | EABS01 | OS-PUR | AUD | 09/02/2006 | 4609 | | 52842.4 | |
| CM | EABS01 | OS-PUR | AUD | 10/02/2006 | 4440 | | 50987.2 | |
| CM | EABS01 | OS-PUR | AUD | 16/02/2006 | 1452 | | 16611.41 | |
| CM | EABS01 | OS-PUR | AUD | 16/02/2006 | 2363 | | 27127.7 | |
| CM | EABS01 | OS-PUR | AUD | 17/02/2006 | 2062 | | 22890.32 | |
| CM | EABS01 | OS-PUR | AUD | 21/02/2006 | 3509 | | 40089.36 | |
| CM | EABS01 | OS-PUR | AUD | 23/02/2006 | 9082 | | 108266.9 | |
| CM | EABS01 | OS-PUR | AUD | 02/03/2006 | 2952 | | 36811.23 | |
| CM | EABS01 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CM | EABS01 | OS-PUR | AUD | 06/03/2006 | 436 | | 5586.98 | |
| | | | | | | 35201 | | 413235.71 |
| CM | EASS03 | OS-SAL | AUD | 14/11/2005 | -2350 | | -27673.17 | |
| CM | EASS03 | OS-SAL | AUD | 14/11/2005 | -2850 | | -33554.91 | |
| CM | EASS03 | OS-SAL | AUD | 15/11/2005 | -2250 | | -26642.88 | |
| CM | EASS03 | OS-SAL | AUD | 16/11/2005 | -2800 | | -33144.41 | |
| CM | EASS03 | OS-SAL | AUD | 17/11/2005 | -1900 | | -22572.72 | |
| CM | EASS03 | OS-SAL | AUD | 18/11/2005 | -200 | | -2355.94 | |
| CM | EASS03 | OS-PUR | AUD | 05/12/2005 | 10600 | | 128922 | |
| CM | EASS03 | OS-PUR | AUD | 03/01/2006 | 6100 | | 74420 | |
| CM | EASS03 | OS-PUR | AUD | 18/01/2006 | 17500 | | 203169.3 | |
| CM | EASS03 | OS-PUR | AUD | 13/02/2006 | 5050 | | 56479.13 | |
| CM | EASS03 | OS-PUR | AUD | 14/02/2006 | 6300 | | 70668.8 | |
| CM | EASS03 | OS-PUR | AUD | 21/02/2006 | 10100 | | 115276.1 | |
| CM | EASS03 | OS-PUR | AUD | 22/02/2006 | 7150 | | 81970.47 | |
| CM | EASS03 | OS-PUR | AUD | 23/02/2006 | 18900 | | 226086.5 | |
| CM | EASS03 | OS-PUR | AUD | 02/03/2006 | 1108 | | 13930.75 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CM | EASS03 | OS-PUR | AUD | 02/03/2006 | 92 | | 1156.71 | |
| CM | EASS03 | OS-PUR | AUD | 03/03/2006 | 800 | | 10290.54 | |
| CM | EASS03 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CM | EASS03 | OS-SAL | AUD | 06/03/2006 | -9350 | | -119248.4 | |
| CM | EASS03 | OS-SAL | AUD | 07/03/2006 | -5950 | | -75508.46 | |
| | | | | | | 56050 | | 641669.44 |
| CM | EASS05 | OS-SAL | AUD | 28/11/2005 | -44100 | | -550067.1 | |
| CM | EASS05 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -44100 | | -550067.13 |
| CM | EASS06 | OS-PUR | AUD | 18/11/2005 | 10200 | | 122663.8 | |
| CM | EASS06 | OS-PUR | AUD | 23/11/2005 | 3200 | | 38828.79 | |
| CM | EASS06 | OS-PUR | AUD | 12/12/2005 | 4600 | | 55542.31 | |
| CM | EASS06 | OS-PUR | AUD | 14/12/2005 | 3100 | | 37393.99 | |
| CM | EASS06 | OS-PUR | AUD | 22/12/2005 | 4000 | | 49230.92 | |
| CM | EASS06 | OS-PUR | AUD | 29/12/2005 | 2000 | | 24545.24 | |
| CM | EASS06 | OS-PUR | AUD | 05/01/2006 | 3400 | | 41630.86 | |
| CM | EASS06 | OS-PUR | AUD | 12/01/2006 | 4000 | | 48911.14 | |
| CM | EASS06 | OS-PUR | AUD | 16/01/2006 | 1600 | | 19245.56 | |
| CM | EASS06 | OS-PUR | AUD | 17/01/2006 | 1400 | | 16789.05 | |
| CM | EASS06 | OS-PUR | AUD | 18/01/2006 | 1600 | | 18575.66 | |
| CM | EASS06 | OS-PUR | AUD | 25/01/2006 | 10000 | | 116987.8 | |
| CM | EASS06 | OS-PUR | AUD | 30/01/2006 | 2900 | | 33803.08 | |
| CM | EASS06 | OS-PUR | AUD | 23/02/2006 | 15000 | | 179178.3 | |
| CM | EASS06 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 67000 | | 803326.51 |
| CM | EASS10 | OS-PUR | AUD | 18/01/2006 | 29000 | | 336680.5 | |
| CM | EASS10 | OS-PUR | AUD | 27/01/2006 | 15560 | | 183488.8 | |
| CM | EASS10 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CM | EASS10 | OS-SAL | AUD | 14/03/2006 | -1540 | | -20157.18 | |
| | | | | | | 43020 | | 500012.18 |
| CM | EASS15 | OS-SAL | AUD | 24/11/2005 | -287 | | -3578.89 | |
| CM | EASS15 | OS-SAL | AUD | 24/11/2005 | -248 | | -3093.4 | |
| CM | EASS15 | OS-PUR | AUD | 13/12/2005 | 793 | | 9516.67 | |
| CM | EASS15 | OS-PUR | AUD | 20/12/2005 | 1223 | | 14751.89 | |
| CM | EASS15 | OS-PUR | AUD | 30/12/2005 | 1287 | | 15872.1 | |
| CM | EASS15 | OS-PUR | AUD | 05/01/2006 | 527 | | 6459.37 | |
| CM | EASS15 | OS-PUR | AUD | 05/01/2006 | 79 | | 967.75 | |
| CM | EASS15 | OS-PUR | AUD | 17/01/2006 | 2108 | | 25313.42 | |
| CM | EASS15 | OS-PUR | AUD | 19/01/2006 | 978 | | 11456.45 | |
| CM | EASS15 | OS-PUR | AUD | 31/01/2006 | 1281 | | 14900.07 | |
| CM | EASS15 | OS-PUR | AUD | 03/02/2006 | 1605 | | 18261.33 | |
| CM | EASS15 | OS-PUR | AUD | 03/02/2006 | 74 | | 841.38 | |
| CM | EASS15 | OS-PUR | AUD | 10/02/2006 | 378 | | 4373.46 | |
| CM | EASS15 | OS-PUR | AUD | 14/02/2006 | 407 | | 4538.05 | |
| CM | EASS15 | OS-PUR | AUD | 14/02/2006 | 147 | | 1650.14 | |
| CM | EASS15 | OS-PUR | AUD | 21/02/2006 | 609 | | 6944.39 | |
| CM | EASS15 | OS-PUR | AUD | 21/02/2006 | 460 | | 5248.6 | |
| CM | EASS15 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CM | EASS15 | OS-PUR | AUD | 10/03/2006 | 941 | | 12138.9 | |
| | | | | | | 12362 | | 146561.68 |
| CM | EASS22 | OS-PUR | AUD | 14/12/2005 | 5935 | | 71831.92 | |
| CM | EASS22 | OS-PUR | AUD | 15/12/2005 | 30618 | | 372996 | |
| CM | EASS22 | OS-PUR | AUD | 15/12/2005 | 6116 | | 74506.61 | |
| CM | EASS22 | OS-PUR | AUD | 16/12/2005 | 16416 | | 197615.9 | |
| CM | EASS22 | OS-PUR | AUD | 19/12/2005 | 16415 | | 198269 | |
| CM | EASS22 | OS-PUR | AUD | 06/01/2006 | 800 | | 9805.74 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CM | EASS22 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 76300 | | 925025.15 |
| CM | EASS23 | OS-PUR | AUD | 15/11/2005 | 144800 | | 1719296 | |
| CM | EASS23 | OS-SAL | AUD | 22/11/2005 | -31038 | | -378954.5 | |
| CM | EASS23 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 113762 | | 1340341.78 |
| CM | EDIS05 | OS-PUR | AUD | 27/02/2006 | 12160 | | 147494.9 | |
| CM | EDIS05 | OS-PUR | AUD | 01/03/2006 | 1600 | | 19191.26 | |
| CM | EDIS05 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 13760 | | 166686.16 |
| **TOTAL** | | | | | | **373355** | | **4386791.48** |
| CP | AMPEQ | OS-SAL | AUD | 28/11/2005 | -5040 | | -63843.98 | |
| CP | AMPEQ | OS-SAL | AUD | 08/12/2005 | -9453 | | -115040.5 | |
| CP | AMPEQ | OS-SAL | AUD | 08/12/2005 | -1263 | | -15355.26 | |
| CP | AMPEQ | OS-SAL | AUD | 09/12/2005 | -15616 | | -186832.4 | |
| CP | AMPEQ | OS-SAL | AUD | 09/12/2005 | -52518 | | -625981.9 | |
| CP | AMPEQ | OS-SAL | AUD | 12/12/2005 | -25584 | | -306956.2 | |
| CP | AMPEQ | OS-SAL | AUD | 12/12/2005 | -52443 | | -625088 | |
| CP | AMPEQ | OS-SAL | AUD | 13/12/2005 | -9071 | | -108212.1 | |
| CP | AMPEQ | OS-SAL | AUD | 13/12/2005 | -6188 | | -73920.06 | |
| CP | AMPEQ | OS-SAL | AUD | 14/12/2005 | -45258 | | -542683.9 | |
| CP | AMPEQ | OS-SAL | AUD | 15/12/2005 | -26933 | | -326515.6 | |
| CP | AMPEQ | OS-SAL | AUD | 16/12/2005 | -9536 | | -114338.5 | |
| CP | AMPEQ | OS-SAL | AUD | 19/12/2005 | -26222 | | -315196.8 | |
| CP | AMPEQ | OS-SAL | AUD | 20/12/2005 | -13520 | | -162570 | |
| CP | AMPEQ | OS-SAL | AUD | 21/12/2005 | -5245 | | -63752.31 | |
| CP | AMPEQ | OS-SAL | AUD | 11/01/2006 | -25380 | | -310338.7 | |
| CP | AMPEQ | OS-SAL | AUD | 11/01/2006 | -109294 | | -1335704 | |
| CP | AMPEQ | OS-SAL | AUD | 11/01/2006 | -7560 | | -92658.38 | |
| CP | AMPEQ | OS-SAL | AUD | 12/01/2006 | -11710 | | -142598.7 | |
| CP | AMPEQ | OS-SAL | AUD | 12/01/2006 | -4428 | | -54064.99 | |
| CP | AMPEQ | OS-SAL | AUD | 13/01/2006 | -10854 | | -130392.8 | |
| CP | AMPEQ | OS-SAL | AUD | 13/01/2006 | -1350 | | -16240.5 | |
| CP | AMPEQ | OS-SAL | AUD | 16/01/2006 | -19064 | | -228847.3 | |
| CP | AMPEQ | OS-SAL | AUD | 16/01/2006 | -5447 | | -65739.81 | |
| CP | AMPEQ | OS-SAL | AUD | 16/01/2006 | -1242 | | -14916.42 | |
| CP | AMPEQ | OS-SAL | AUD | 17/01/2006 | -16157 | | -193160 | |
| CP | AMPEQ | OS-SAL | AUD | 17/01/2006 | -2464 | | -29495.92 | |
| CP | AMPEQ | OS-SAL | AUD | 18/01/2006 | -16426 | | -190500.6 | |
| CP | AMPEQ | OS-SAL | AUD | 18/01/2006 | -27377 | | -316213.3 | |
| CP | AMPEQ | OS-SAL | AUD | 18/01/2006 | -8213 | | -95436.27 | |
| CP | AMPEQ | OS-SAL | AUD | 19/01/2006 | -8213 | | -95554.23 | |
| CP | AMPEQ | OS-SAL | AUD | 30/01/2006 | -20000 | | -231501.3 | |
| CP | AMPEQ | OS-SAL | AUD | 06/02/2006 | -62000 | | -699342.7 | |
| CP | AMPEQ | OS-PUR | AUD | 20/02/2006 | 17348 | | 197383.5 | |
| CP | AMPEQ | OS-PUR | AUD | 01/03/2006 | 71768 | | 863077.5 | |
| CP | AMPEQ | OS-PUR | AUD | 02/03/2006 | 23492 | | 291043.9 | |
| CP | AMPEQ | OS-PUR | AUD | 03/03/2006 | 27773 | | 355553.3 | |
| CP | AMPEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | AMPEQ | OS-PUR | AUD | 06/03/2006 | 33202 | | 425805 | |
| CP | AMPEQ | OS-PUR | AUD | 07/03/2006 | 59994 | | 764934.8 | |
| CP | AMPEQ | OS-PUR | AUD | 08/03/2006 | 11254 | | 141798.2 | |
| CP | AMPEQ | OS-PUR | AUD | 09/03/2006 | 12342 | | 158492.5 | |
| CP | AMPEQ | OS-PUR | AUD | 09/03/2006 | 27252 | | 349782.3 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | AMPEQ | OS-PUR | AUD | 10/03/2006 | 5616 | | 72698.48 | |
| CP | AMPEQ | OS-PUR | AUD | 10/03/2006 | 14351 | | 185734.7 | |
| CP | AMPEQ | OS-PUR | AUD | 13/03/2006 | 13704 | | 179567.5 | |
| CP | AMPEQ | OS-PUR | AUD | 13/03/2006 | 4796 | | 62791.45 | |
| CP | AMPEQ | OS-PUR | AUD | 14/03/2006 | 8253 | | 108505.5 | |
| CP | AMPEQ | OS-PUR | AUD | 14/03/2006 | 3719 | | 48631.96 | |
| | | | | | | -326205 | | -3683192.75 |
| CP | ASBAE | OS-SAL | AUD | 08/12/2005 | -23 | | -279.65 | |
| CP | ASBAE | OS-SAL | AUD | 08/12/2005 | -170 | | -2068.98 | |
| CP | ASBAE | OS-SAL | AUD | 09/12/2005 | -281 | | -3362.14 | |
| CP | ASBAE | OS-SAL | AUD | 09/12/2005 | -945 | | -11264.52 | |
| CP | ASBAE | OS-SAL | AUD | 12/12/2005 | -906 | | -10799.63 | |
| CP | ASBAE | OS-SAL | AUD | 12/12/2005 | -442 | | -5303.44 | |
| CP | ASBAE | OS-SAL | AUD | 13/12/2005 | -157 | | -1873.05 | |
| CP | ASBAE | OS-SAL | AUD | 13/12/2005 | -107 | | -1278.27 | |
| CP | ASBAE | OS-SAL | AUD | 14/12/2005 | -782 | | -9377.47 | |
| CP | ASBAE | OS-SAL | AUD | 15/12/2005 | -465 | | -5637.67 | |
| CP | ASBAE | OS-SAL | AUD | 16/12/2005 | -165 | | -1978.51 | |
| CP | ASBAE | OS-SAL | AUD | 19/12/2005 | -453 | | -5445.54 | |
| CP | ASBAE | OS-SAL | AUD | 20/12/2005 | -234 | | -2813.89 | |
| CP | ASBAE | OS-SAL | AUD | 21/12/2005 | -89 | | -1081.85 | |
| CP | ASBAE | OS-SAL | AUD | 04/01/2006 | -130 | | -1581.6 | |
| CP | ASBAE | OS-SAL | AUD | 11/01/2006 | -641 | | -7838.43 | |
| CP | ASBAE | OS-SAL | AUD | 11/01/2006 | -2760 | | -33732.64 | |
| CP | ASBAE | OS-SAL | AUD | 11/01/2006 | -191 | | -2340.97 | |
| CP | ASBAE | OS-SAL | AUD | 12/01/2006 | -296 | | -3604.77 | |
| CP | ASBAE | OS-SAL | AUD | 12/01/2006 | -112 | | -1367.5 | |
| CP | ASBAE | OS-SAL | AUD | 13/01/2006 | -274 | | -3291.86 | |
| CP | ASBAE | OS-SAL | AUD | 13/01/2006 | -35 | | -421.05 | |
| CP | ASBAE | OS-SAL | AUD | 16/01/2006 | -772 | | -9317.85 | |
| CP | ASBAE | OS-SAL | AUD | 16/01/2006 | -2700 | | -32413.26 | |
| CP | ASBAE | OS-SAL | AUD | 16/01/2006 | -32 | | -384.32 | |
| CP | ASBAE | OS-SAL | AUD | 17/01/2006 | -744 | | -8895.22 | |
| CP | ASBAE | OS-SAL | AUD | 17/01/2006 | -113 | | -1352.78 | |
| CP | ASBAE | OS-SAL | AUD | 18/01/2006 | -756 | | -8768.26 | |
| CP | ASBAE | OS-SAL | AUD | 18/01/2006 | -378 | | -4392.69 | |
| CP | ASBAE | OS-SAL | AUD | 18/01/2006 | -1260 | | -14554.32 | |
| CP | ASBAE | OS-SAL | AUD | 19/01/2006 | -378 | | -4398.12 | |
| CP | ASBAE | OS-SAL | AUD | 15/02/2006 | -100 | | -1136.9 | |
| CP | ASBAE | OS-PUR | AUD | 20/02/2006 | 1217 | | 13846.02 | |
| CP | ASBAE | OS-PUR | AUD | 01/03/2006 | 1906 | | 22920.01 | |
| CP | ASBAE | OS-PUR | AUD | 02/03/2006 | 610 | | 7556.86 | |
| CP | ASBAE | OS-PUR | AUD | 03/03/2006 | 721 | | 9229.76 | |
| CP | ASBAE | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | ASBAE | OS-PUR | AUD | 06/03/2006 | 862 | | 11054.19 | |
| CP | ASBAE | OS-PUR | AUD | 07/03/2006 | 1558 | | 19863.56 | |
| CP | ASBAE | OS-PUR | AUD | 08/03/2006 | 292 | | 3678.91 | |
| CP | ASBAE | OS-PUR | AUD | 09/03/2006 | 708 | | 9086.69 | |
| CP | ASBAE | OS-PUR | AUD | 09/03/2006 | 320 | | 4109.1 | |
| CP | ASBAE | OS-PUR | AUD | 10/03/2006 | 372 | | 4814.23 | |
| CP | ASBAE | OS-PUR | AUD | 10/03/2006 | 146 | | 1889.83 | |
| CP | ASBAE | OS-PUR | AUD | 13/03/2006 | 124 | | 1623.37 | |
| CP | ASBAE | OS-PUR | AUD | 13/03/2006 | 356 | | 4664.48 | |
| CP | ASBAE | OS-PUR | AUD | 14/03/2006 | 97 | | 1268.35 | |
| CP | ASBAE | OS-PUR | AUD | 14/03/2006 | 214 | | 2813.37 | |
| | | | | | | -7388 | | -83938.42 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | CEQU | OS-SAL | AUD | 28/11/2005 | -1575 | | -19951.24 | |
| CP | CEQU | OS-SAL | AUD | 08/12/2005 | -387 | | -4705.06 | |
| CP | CEQU | OS-SAL | AUD | 08/12/2005 | -2899 | | -35280.06 | |
| CP | CEQU | OS-SAL | AUD | 09/12/2005 | -4789 | | -57296.38 | |
| CP | CEQU | OS-SAL | AUD | 09/12/2005 | -16105 | | -191961.6 | |
| CP | CEQU | OS-SAL | AUD | 12/12/2005 | -15733 | | -187527.6 | |
| CP | CEQU | OS-SAL | AUD | 12/12/2005 | -7675 | | -92084.47 | |
| CP | CEQU | OS-SAL | AUD | 13/12/2005 | -2721 | | -32460.04 | |
| CP | CEQU | OS-SAL | AUD | 13/12/2005 | -1857 | | -22183.18 | |
| CP | CEQU | OS-SAL | AUD | 14/12/2005 | -13577 | | -162800.4 | |
| CP | CEQU | OS-SAL | AUD | 15/12/2005 | -8080 | | -97955.89 | |
| CP | CEQU | OS-SAL | AUD | 16/12/2005 | -2861 | | -34303.95 | |
| CP | CEQU | OS-SAL | AUD | 19/12/2005 | -7867 | | -94563.85 | |
| CP | CEQU | OS-SAL | AUD | 20/12/2005 | -4056 | | -48771.01 | |
| CP | CEQU | OS-SAL | AUD | 21/12/2005 | -1573 | | -19119.62 | |
| CP | CEQU | OS-SAL | AUD | 04/01/2006 | -1000 | | -12165.35 | |
| CP | CEQU | OS-SAL | AUD | 11/01/2006 | -7520 | | -91952.2 | |
| CP | CEQU | OS-SAL | AUD | 11/01/2006 | -32383 | | -395759.2 | |
| CP | CEQU | OS-SAL | AUD | 11/01/2006 | -2240 | | -27454.34 | |
| CP | CEQU | OS-SAL | AUD | 12/01/2006 | -3470 | | -42255.98 | |
| CP | CEQU | OS-SAL | AUD | 12/01/2006 | -1312 | | -16019.26 | |
| CP | CEQU | OS-SAL | AUD | 13/01/2006 | -3216 | | -38634.89 | |
| CP | CEQU | OS-SAL | AUD | 13/01/2006 | -400 | | -4812 | |
| CP | CEQU | OS-SAL | AUD | 16/01/2006 | -1614 | | -19479.36 | |
| CP | CEQU | OS-SAL | AUD | 16/01/2006 | -5648 | | -67799.5 | |
| CP | CEQU | OS-SAL | AUD | 16/01/2006 | -368 | | -4419.68 | |
| CP | CEQU | OS-SAL | AUD | 17/01/2006 | -4787 | | -57229.48 | |
| CP | CEQU | OS-SAL | AUD | 17/01/2006 | -730 | | -8738.65 | |
| CP | CEQU | OS-SAL | AUD | 18/01/2006 | -4867 | | -56445.05 | |
| CP | CEQU | OS-SAL | AUD | 18/01/2006 | -2433 | | -28271.82 | |
| CP | CEQU | OS-SAL | AUD | 18/01/2006 | -8112 | | -93696.25 | |
| CP | CEQU | OS-SAL | AUD | 19/01/2006 | -2434 | | -28318.4 | |
| CP | CEQU | OS-SAL | AUD | 30/01/2006 | -6000 | | -69450.38 | |
| CP | CEQU | OS-SAL | AUD | 06/02/2006 | -18000 | | -203035 | |
| CP | CEQU | OS-PUR | AUD | 20/02/2006 | 4870 | | 55410.28 | |
| CP | CEQU | OS-PUR | AUD | 01/03/2006 | 21306 | | 256224.6 | |
| CP | CEQU | OS-PUR | AUD | 02/03/2006 | 6940 | | 85980.12 | |
| CP | CEQU | OS-PUR | AUD | 03/03/2006 | 8205 | | 105041.4 | |
| CP | CEQU | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | CEQU | OS-PUR | AUD | 06/03/2006 | 9809 | | 125797.3 | |
| CP | CEQU | OS-PUR | AUD | 07/03/2006 | 17724 | | 225984.4 | |
| CP | CEQU | OS-PUR | AUD | 08/03/2006 | 3325 | | 41894.35 | |
| CP | CEQU | OS-PUR | AUD | 09/03/2006 | 8052 | | 103348.3 | |
| CP | CEQU | OS-PUR | AUD | 09/03/2006 | 3646 | | 46820.92 | |
| CP | CEQU | OS-PUR | AUD | 10/03/2006 | 4240 | | 54875.27 | |
| CP | CEQU | OS-PUR | AUD | 10/03/2006 | 1659 | | 21475.57 | |
| CP | CEQU | OS-PUR | AUD | 13/03/2006 | 1417 | | 18552.02 | |
| CP | CEQU | OS-PUR | AUD | 13/03/2006 | 4049 | | 53055.23 | |
| CP | CEQU | OS-PUR | AUD | 14/03/2006 | 1099 | | 14371.21 | |
| CP | CEQU | OS-PUR | AUD | 14/03/2006 | 2438 | | 32053.37 | |
| | | | | | | -99510 | | -1126016.8 |
| CP | CFSHK | OS-SAL | AUD | 19/01/2006 | -31653 | | -370156.5 | |
| | | | | | | -31653 | | -370156.51 |
| CP | CIMP | OS-SAL | AUD | 28/11/2005 | -24152 | | -305944.4 | |
| CP | CIMP | OS-SAL | AUD | 08/12/2005 | -5788 | | -70369.15 | |
| CP | CIMP | OS-SAL | AUD | 08/12/2005 | -43327 | | -527278.1 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | CIMP | OS-SAL | AUD | 09/12/2005 | -240708 | | -2869090 | |
| CP | CIMP | OS-SAL | AUD | 09/12/2005 | -71573 | | -856311 | |
| CP | CIMP | OS-SAL | AUD | 12/12/2005 | -241478 | | -2878268 | |
| CP | CIMP | OS-SAL | AUD | 12/12/2005 | -117802 | | -1413386 | |
| CP | CIMP | OS-SAL | AUD | 13/12/2005 | -41767 | | -498257.4 | |
| CP | CIMP | OS-SAL | AUD | 13/12/2005 | -28492 | | -340357.2 | |
| CP | CIMP | OS-SAL | AUD | 14/12/2005 | -208393 | | -2498818 | |
| CP | CIMP | OS-SAL | AUD | 15/12/2005 | -124015 | | -1503465 | |
| CP | CIMP | OS-SAL | AUD | 16/12/2005 | -43911 | | -526501.5 | |
| CP | CIMP | OS-SAL | AUD | 19/12/2005 | -120739 | | -1451321 | |
| CP | CIMP | OS-SAL | AUD | 20/12/2005 | -62255 | | -748579.5 | |
| CP | CIMP | OS-SAL | AUD | 21/12/2005 | -24148 | | -293515.9 | |
| CP | CIMP | OS-SAL | AUD | 04/01/2006 | -24000 | | -291968.3 | |
| CP | CIMP | OS-SAL | AUD | 11/01/2006 | -113398 | | -1386595 | |
| CP | CIMP | OS-SAL | AUD | 11/01/2006 | -488325 | | -5967919 | |
| CP | CIMP | OS-SAL | AUD | 11/01/2006 | -33779 | | -414008.9 | |
| CP | CIMP | OS-SAL | AUD | 12/01/2006 | -52319 | | -637115.4 | |
| CP | CIMP | OS-SAL | AUD | 12/01/2006 | -19785 | | -241570.9 | |
| CP | CIMP | OS-SAL | AUD | 13/01/2006 | -48496 | | -582598.8 | |
| CP | CIMP | OS-SAL | AUD | 13/01/2006 | -6032 | | -72564.96 | |
| CP | CIMP | OS-SAL | AUD | 16/01/2006 | -24337 | | -293723.1 | |
| CP | CIMP | OS-SAL | AUD | 16/01/2006 | -85178 | | -1022490 | |
| CP | CIMP | OS-SAL | AUD | 16/01/2006 | -5550 | | -66655.5 | |
| CP | CIMP | OS-SAL | AUD | 17/01/2006 | -72190 | | -863044.9 | |
| CP | CIMP | OS-SAL | AUD | 17/01/2006 | -11009 | | -131785.9 | |
| CP | CIMP | OS-SAL | AUD | 18/01/2006 | -73392 | | -851164.1 | |
| CP | CIMP | OS-SAL | AUD | 18/01/2006 | -36696 | | -426412.9 | |
| CP | CIMP | OS-SAL | AUD | 18/01/2006 | -122320 | | -1412836 | |
| CP | CIMP | OS-SAL | AUD | 19/01/2006 | -36696 | | -426940 | |
| CP | CIMP | OS-SAL | AUD | 30/01/2006 | -22000 | | -254651.4 | |
| CP | CIMP | OS-SAL | AUD | 31/01/2006 | -56000 | | -648292.9 | |
| CP | CIMP | OS-PUR | AUD | 20/02/2006 | 88261 | | 1004223 | |
| CP | CIMP | OS-PUR | AUD | 01/03/2006 | 289313 | | 3479260 | |
| CP | CIMP | OS-PUR | AUD | 02/03/2006 | 99690 | | 1235066 | |
| CP | CIMP | OS-PUR | AUD | 03/03/2006 | 117857 | | 1508820 | |
| CP | CIMP | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | CIMP | OS-PUR | AUD | 06/03/2006 | 140895 | | 1806933 | |
| CP | CIMP | OS-PUR | AUD | 07/03/2006 | 254587 | | 3246032 | |
| CP | CIMP | OS-PUR | AUD | 08/03/2006 | 47757 | | 601728.9 | |
| CP | CIMP | OS-PUR | AUD | 09/03/2006 | 52374 | | 672572.4 | |
| CP | CIMP | OS-PUR | AUD | 09/03/2006 | 115645 | | 1484316 | |
| CP | CIMP | OS-PUR | AUD | 10/03/2006 | 60901 | | 788197.8 | |
| CP | CIMP | OS-PUR | AUD | 10/03/2006 | 23831 | | 308489.6 | |
| CP | CIMP | OS-PUR | AUD | 13/03/2006 | 58153 | | 761995.7 | |
| CP | CIMP | OS-PUR | AUD | 13/03/2006 | 20353 | | 266470.9 | |
| CP | CIMP | OS-PUR | AUD | 14/03/2006 | 35021 | | 460435.2 | |
| CP | CIMP | OS-PUR | AUD | 14/03/2006 | 15784 | | 206401.4 | |
| | | | | | | -1309628 | | -14942858.3 |
| CP | MACEQ | OS-SAL | AUD | 28/11/2005 | -294 | | -3724.47 | |
| CP | MACEQ | OS-SAL | AUD | 08/12/2005 | -595 | | -7241.45 | |
| CP | MACEQ | OS-SAL | AUD | 08/12/2005 | -80 | | -972.68 | |
| CP | MACEQ | OS-SAL | AUD | 09/12/2005 | -984 | | -11773.47 | |
| CP | MACEQ | OS-SAL | AUD | 09/12/2005 | -3308 | | -39431.77 | |
| CP | MACEQ | OS-SAL | AUD | 12/12/2005 | -1582 | | -18981.99 | |
| CP | MACEQ | OS-SAL | AUD | 12/12/2005 | -3242 | | -38645.05 | |
| CP | MACEQ | OS-SAL | AUD | 13/12/2005 | -561 | | -6692.85 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | MACEQ | OS-SAL | AUD | 13/12/2005 | -382 | | -4563.54 | |
| CP | MACEQ | OS-SAL | AUD | 14/12/2005 | -2798 | | -33552.63 | |
| CP | MACEQ | OS-SAL | AUD | 15/12/2005 | -1665 | | -20186.49 | |
| CP | MACEQ | OS-SAL | AUD | 16/12/2005 | -590 | | -7074.66 | |
| CP | MACEQ | OS-SAL | AUD | 19/12/2005 | -1621 | | -19486.16 | |
| CP | MACEQ | OS-SAL | AUD | 20/12/2005 | -836 | | -10053.03 | |
| CP | MACEQ | OS-SAL | AUD | 21/12/2005 | -323 | | -3926.27 | |
| CP | MACEQ | OS-SAL | AUD | 04/01/2006 | -200 | | -2433.22 | |
| CP | MACEQ | OS-SAL | AUD | 11/01/2006 | -6991 | | -85443.79 | |
| CP | MACEQ | OS-SAL | AUD | 11/01/2006 | -1624 | | -19859.01 | |
| CP | MACEQ | OS-SAL | AUD | 11/01/2006 | -484 | | -5932.1 | |
| CP | MACEQ | OS-SAL | AUD | 12/01/2006 | -749 | | -9121.53 | |
| CP | MACEQ | OS-SAL | AUD | 12/01/2006 | -284 | | -3467.58 | |
| CP | MACEQ | OS-SAL | AUD | 13/01/2006 | -694 | | -8337.77 | |
| CP | MACEQ | OS-SAL | AUD | 13/01/2006 | -87 | | -1046.61 | |
| CP | MACEQ | OS-SAL | AUD | 16/01/2006 | -348 | | -4200.27 | |
| CP | MACEQ | OS-SAL | AUD | 16/01/2006 | -1220 | | -14645.99 | |
| CP | MACEQ | OS-SAL | AUD | 16/01/2006 | -80 | | -960.8 | |
| CP | MACEQ | OS-SAL | AUD | 17/01/2006 | -1033 | | -12350.48 | |
| CP | MACEQ | OS-SAL | AUD | 17/01/2006 | -158 | | -1891.5 | |
| CP | MACEQ | OS-SAL | AUD | 18/01/2006 | -1751 | | -20225.89 | |
| CP | MACEQ | OS-SAL | AUD | 18/01/2006 | -525 | | -6100.96 | |
| CP | MACEQ | OS-SAL | AUD | 18/01/2006 | -1051 | | -12189.74 | |
| CP | MACEQ | OS-SAL | AUD | 19/01/2006 | -525 | | -6108.5 | |
| CP | MACEQ | OS-SAL | AUD | 30/01/2006 | -1100 | | -12733.37 | |
| CP | MACEQ | OS-SAL | AUD | 06/02/2006 | -4000 | | -45121.71 | |
| CP | MACEQ | OS-PUR | AUD | 20/02/2006 | 1217 | | 13846.02 | |
| CP | MACEQ | OS-PUR | AUD | 01/03/2006 | 4598 | | 55291.81 | |
| CP | MACEQ | OS-PUR | AUD | 02/03/2006 | 1493 | | 18495.72 | |
| CP | MACEQ | OS-PUR | AUD | 03/03/2006 | 1765 | | 22594.33 | |
| CP | MACEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | MACEQ | OS-PUR | AUD | 06/03/2006 | 2110 | | 27058.39 | |
| CP | MACEQ | OS-PUR | AUD | 07/03/2006 | 3813 | | 48613.44 | |
| CP | MACEQ | OS-PUR | AUD | 08/03/2006 | 715 | | 9008.29 | |
| CP | MACEQ | OS-PUR | AUD | 09/03/2006 | 1732 | | 22229.01 | |
| CP | MACEQ | OS-PUR | AUD | 09/03/2006 | 785 | | 10080.13 | |
| CP | MACEQ | OS-PUR | AUD | 10/03/2006 | 912 | | 11802.62 | |
| CP | MACEQ | OS-PUR | AUD | 10/03/2006 | 357 | | 4621.03 | |
| CP | MACEQ | OS-PUR | AUD | 13/03/2006 | 305 | | 3992.96 | |
| CP | MACEQ | OS-PUR | AUD | 13/03/2006 | 871 | | 11412.26 | |
| CP | MACEQ | OS-PUR | AUD | 14/03/2006 | 236 | | 3085.9 | |
| CP | MACEQ | OS-PUR | AUD | 14/03/2006 | 525 | | 6901.96 | |
| | | | | | | -20331 | | -229443.46 |
| CP | MACSN | OS-SAL | AUD | 01/12/2005 | -8194 | | -100801.6 | |
| CP | MACSN | OS-SAL | AUD | 29/12/2005 | -7543 | | -92288.49 | |
| CP | MACSN | OS-SAL | AUD | 01/02/2006 | -3115 | | -36006.35 | |
| CP | MACSN | OS-SAL | AUD | 02/02/2006 | -4129 | | -47368.63 | |
| CP | MACSN | OS-PUR | AUD | 15/02/2006 | 3787 | | 43306.63 | |
| CP | MACSN | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -19194 | | -233158.48 |
| CP | NOME | OS-SAL | AUD | 22/11/2005 | -2950 | | -36058.34 | |
| CP | NOME | OS-SAL | AUD | 19/12/2005 | -2839 | | -34111.4 | |
| CP | NOME | OS-SAL | AUD | 27/01/2006 | -1612 | | -18918.25 | |
| CP | NOME | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -7401 | | -89087.99 |
| CP | QCSF | OS-SAL | AUD | 28/11/2005 | -683 | | -8651.87 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | QCSF | OS-SAL | AUD | 08/12/2005 | -173 | | -2103.3 | |
| CP | QCSF | OS-SAL | AUD | 08/12/2005 | -1292 | | -15723.3 | |
| CP | QCSF | OS-SAL | AUD | 09/12/2005 | -2134 | | -25531.53 | |
| CP | QCSF | OS-SAL | AUD | 09/12/2005 | -7178 | | -85557.3 | |
| CP | QCSF | OS-SAL | AUD | 12/12/2005 | -7151 | | -85235.47 | |
| CP | QCSF | OS-SAL | AUD | 12/12/2005 | -3489 | | -41860.94 | |
| CP | QCSF | OS-SAL | AUD | 13/12/2005 | -1237 | | -14756.73 | |
| CP | QCSF | OS-SAL | AUD | 13/12/2005 | -844 | | -10082.18 | |
| CP | QCSF | OS-SAL | AUD | 14/12/2005 | -6172 | | -74007.8 | |
| CP | QCSF | OS-SAL | AUD | 15/12/2005 | -3673 | | -44528.71 | |
| CP | QCSF | OS-SAL | AUD | 16/12/2005 | -1300 | | -15587.25 | |
| CP | QCSF | OS-SAL | AUD | 19/12/2005 | -3576 | | -42984.66 | |
| CP | QCSF | OS-SAL | AUD | 20/12/2005 | -1844 | | -22173.01 | |
| CP | QCSF | OS-SAL | AUD | 21/12/2005 | -714 | | -8678.59 | |
| CP | QCSF | OS-SAL | AUD | 11/01/2006 | -3546 | | -43359.37 | |
| CP | QCSF | OS-SAL | AUD | 11/01/2006 | -15272 | | -186642.2 | |
| CP | QCSF | OS-SAL | AUD | 11/01/2006 | -1057 | | -12955.01 | |
| CP | QCSF | OS-SAL | AUD | 12/01/2006 | -1636 | | -19922.42 | |
| CP | QCSF | OS-SAL | AUD | 12/01/2006 | -619 | | -7557.87 | |
| CP | QCSF | OS-SAL | AUD | 13/01/2006 | -1517 | | -18224.23 | |
| CP | QCSF | OS-SAL | AUD | 13/01/2006 | -189 | | -2273.67 | |
| CP | QCSF | OS-SAL | AUD | 16/01/2006 | -761 | | -9184.51 | |
| CP | QCSF | OS-SAL | AUD | 16/01/2006 | -2664 | | -31979.09 | |
| CP | QCSF | OS-SAL | AUD | 16/01/2006 | -174 | | -2089.74 | |
| CP | QCSF | OS-SAL | AUD | 17/01/2006 | -2258 | | -26994.81 | |
| CP | QCSF | OS-SAL | AUD | 17/01/2006 | -344 | | -4117.94 | |
| CP | QCSF | OS-SAL | AUD | 18/01/2006 | -2295 | | -26616.27 | |
| CP | QCSF | OS-SAL | AUD | 18/01/2006 | -1148 | | -13339.93 | |
| CP | QCSF | OS-SAL | AUD | 18/01/2006 | -3825 | | -44180 | |
| CP | QCSF | OS-SAL | AUD | 19/01/2006 | -1148 | | -13356.41 | |
| CP | QCSF | OS-SAL | AUD | 30/01/2006 | -1000 | | -11575.07 | |
| CP | QCSF | OS-SAL | AUD | 31/01/2006 | -1500 | | -17364.99 | |
| CP | QCSF | OS-SAL | AUD | 23/02/2006 | -42229 | | -475076.3 | |
| | | | | | | -124642 | | -1464272.44 |
| CP | UTIND | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CP | WDEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CP | WEQC | OS-SAL | AUD | 01/12/2005 | -49047 | | -603325.1 | |
| CP | WEQC | OS-SAL | AUD | 01/02/2006 | -15228 | | -176007.5 | |
| CP | WEQC | OS-SAL | AUD | 02/02/2006 | -33022 | | -378805.8 | |
| CP | WEQC | OS-PUR | AUD | 15/02/2006 | 45280 | | 517842.9 | |
| CP | WEQC | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -52017 | | -640295.53 |
| CP | WEQI | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CP | WEQL | OS-SAL | AUD | 01/12/2005 | -21911 | | -269978.5 | |
| CP | WEQL | OS-SAL | AUD | 16/01/2006 | -12122 | | -145588.3 | |
| CP | WEQL | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -34033 | | -415566.77 |
| CP | WEQU | OS-SAL | AUD | 28/11/2005 | -18377 | | -232789.8 | |
| CP | WEQU | OS-SAL | AUD | 08/12/2005 | -4243 | | -51585.41 | |
| CP | WEQU | OS-SAL | AUD | 08/12/2005 | -31763 | | -386547.3 | |
| CP | WEQU | OS-SAL | AUD | 09/12/2005 | -176462 | | -2103317 | |
| CP | WEQU | OS-SAL | AUD | 09/12/2005 | -52469 | | -627747.7 | |
| CP | WEQU | OS-SAL | AUD | 12/12/2005 | -175447 | | -2091219 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | WEQU | OS-SAL | AUD | 12/12/2005 | -85590 | | -1026907 | |
| CP | WEQU | OS-SAL | AUD | 13/12/2005 | -20701 | | -247288.2 | |
| CP | WEQU | OS-SAL | AUD | 13/12/2005 | -30346 | | -362011.2 | |
| CP | WEQU | OS-SAL | AUD | 14/12/2005 | -151409 | | -1815529 | |
| CP | WEQU | OS-SAL | AUD | 15/12/2005 | -90104 | | -1092354 | |
| CP | WEQU | OS-SAL | AUD | 16/12/2005 | -31904 | | -382535.2 | |
| CP | WEQU | OS-SAL | AUD | 19/12/2005 | -87723 | | -1054458 | |
| CP | WEQU | OS-SAL | AUD | 20/12/2005 | -45232 | | -543888 | |
| CP | WEQU | OS-SAL | AUD | 21/12/2005 | -17544 | | -213245.1 | |
| CP | WEQU | OS-SAL | AUD | 04/01/2006 | -4000 | | -48661.38 | |
| CP | WEQU | OS-SAL | AUD | 11/01/2006 | -82634 | | -1010423 | |
| CP | WEQU | OS-SAL | AUD | 11/01/2006 | -355848 | | -4348891 | |
| CP | WEQU | OS-SAL | AUD | 11/01/2006 | -24615 | | -301691.3 | |
| CP | WEQU | OS-SAL | AUD | 12/01/2006 | -38125 | | -464267.8 | |
| CP | WEQU | OS-SAL | AUD | 12/01/2006 | -14417 | | -176028.7 | |
| CP | WEQU | OS-SAL | AUD | 13/01/2006 | -35339 | | -424539.3 | |
| CP | WEQU | OS-SAL | AUD | 13/01/2006 | -4395 | | -52871.85 | |
| CP | WEQU | OS-SAL | AUD | 16/01/2006 | -62071 | | -745110.2 | |
| CP | WEQU | OS-SAL | AUD | 16/01/2006 | -17734 | | -214031.5 | |
| CP | WEQU | OS-SAL | AUD | 16/01/2006 | -4044 | | -48568.44 | |
| CP | WEQU | OS-SAL | AUD | 17/01/2006 | -52606 | | -628914.5 | |
| CP | WEQU | OS-SAL | AUD | 17/01/2006 | -8022 | | -96029.32 | |
| CP | WEQU | OS-SAL | AUD | 18/01/2006 | -53482 | | -620257.8 | |
| CP | WEQU | OS-SAL | AUD | 18/01/2006 | -26741 | | -310734.4 | |
| CP | WEQU | OS-SAL | AUD | 18/01/2006 | -89136 | | -1029550 | |
| CP | WEQU | OS-SAL | AUD | 19/01/2006 | -26741 | | -311118.4 | |
| CP | WEQU | OS-SAL | AUD | 30/01/2006 | -70000 | | -810254.4 | |
| CP | WEQU | OS-SAL | AUD | 06/02/2006 | -202000 | | -2278504 | |
| CP | WEQU | OS-PUR | AUD | 20/02/2006 | 54783 | | 623314.5 | |
| CP | WEQU | OS-PUR | AUD | 01/03/2006 | 231563 | | 2784762 | |
| CP | WEQU | OS-PUR | AUD | 02/03/2006 | 75503 | | 935411.6 | |
| CP | WEQU | OS-PUR | AUD | 03/03/2006 | 89263 | | 1142756 | |
| CP | WEQU | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | WEQU | OS-PUR | AUD | 06/03/2006 | 106711 | | 1368534 | |
| CP | WEQU | OS-PUR | AUD | 07/03/2006 | 192820 | | 2458491 | |
| CP | WEQU | OS-PUR | AUD | 08/03/2006 | 36171 | | 455747.5 | |
| CP | WEQU | OS-PUR | AUD | 09/03/2006 | 87588 | | 1124201 | |
| CP | WEQU | OS-PUR | AUD | 09/03/2006 | 39667 | | 509392.6 | |
| CP | WEQU | OS-PUR | AUD | 10/03/2006 | 18049 | | 233642.3 | |
| CP | WEQU | OS-PUR | AUD | 10/03/2006 | 46126 | | 596975.6 | |
| CP | WEQU | OS-PUR | AUD | 13/03/2006 | 15415 | | 201820.3 | |
| CP | WEQU | OS-PUR | AUD | 13/03/2006 | 44044 | | 577121.4 | |
| CP | WEQU | OS-PUR | AUD | 14/03/2006 | 11955 | | 156331 | |
| CP | WEQU | OS-PUR | AUD | 14/03/2006 | 26524 | | 348721.8 | |
| | | | | | | -1115082 | | -12634645.1 |
| CP | WGRS | OS-SAL | AUD | 15/11/2005 | -65000 | | -769125.6 | |
| CP | WGRS | OS-SAL | AUD | 15/11/2005 | -610000 | | -7214540 | |
| CP | WGRS | OS-PUR | AUD | 10/01/2006 | 160000 | | 1965023 | |
| CP | WGRS | OS-PUR | AUD | 11/01/2006 | 140000 | | 1715896 | |
| CP | WGRS | OS-PUR | AUD | 12/01/2006 | 82000 | | 1001204 | |
| CP | WGRS | OS-PUR | AUD | 13/01/2006 | 25000 | | 300750 | |
| CP | WGRS | OS-PUR | AUD | 16/01/2006 | 23000 | | 276230 | |
| CP | WGRS | OS-PUR | AUD | 24/01/2006 | 70000 | | 824305.9 | |
| CP | WGRS | OS-PUR | AUD | 02/03/2006 | 151200 | | 1873227 | |
| CP | WGRS | OS-PUR | AUD | 03/03/2006 | 178755 | | 2288443 | |
| CP | WGRS | DIV | AUD | 06/03/2006 | 0 | | 0 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | WGRS | OS-PUR | AUD | 06/03/2006 | 213696 | | 2740583 | |
| CP | WGRS | OS-PUR | AUD | 07/03/2006 | 386134 | | 4923281 | |
| CP | WGRS | OS-PUR | AUD | 08/03/2006 | 72434 | | 912654.2 | |
| CP | WGRS | OS-PUR | AUD | 09/03/2006 | 175401 | | 2251308 | |
| CP | WGRS | OS-PUR | AUD | 09/03/2006 | 79435 | | 1020082 | |
| CP | WGRS | OS-PUR | AUD | 10/03/2006 | 36144 | | 467880 | |
| CP | WGRS | OS-PUR | AUD | 10/03/2006 | 92370 | | 1195478 | |
| CP | WGRS | OS-PUR | AUD | 13/03/2006 | 30870 | | 404164.4 | |
| CP | WGRS | OS-PUR | AUD | 13/03/2006 | 88200 | | 1155710 | |
| CP | WGRS | OS-PUR | AUD | 14/03/2006 | 23940 | | 313054.4 | |
| CP | WGRS | OS-PUR | AUD | 14/03/2006 | 53117 | | 698350.7 | |
| | | | | | | 1406696 | | 18343958.8 |
| CP | WIMP | OS-SAL | AUD | 28/11/2005 | -35178 | | -445615.8 | |
| CP | WIMP | OS-SAL | AUD | 08/12/2005 | -8691 | | -105663.1 | |
| CP | WIMP | OS-SAL | AUD | 08/12/2005 | -65072 | | -791909 | |
| CP | WIMP | OS-SAL | AUD | 09/12/2005 | -107489 | | -1286016 | |
| CP | WIMP | OS-SAL | AUD | 09/12/2005 | -361502 | | -4308879 | |
| CP | WIMP | OS-SAL | AUD | 12/12/2005 | -361383 | | -4307461 | |
| CP | WIMP | OS-SAL | AUD | 12/12/2005 | -176295 | | -2115183 | |
| CP | WIMP | OS-SAL | AUD | 13/12/2005 | -62504 | | -745638.5 | |
| CP | WIMP | OS-SAL | AUD | 13/12/2005 | -42640 | | -509365.1 | |
| CP | WIMP | OS-SAL | AUD | 14/12/2005 | -311868 | | -3739576 | |
| CP | WIMP | OS-SAL | AUD | 15/12/2005 | -185595 | | -2250015 | |
| CP | WIMP | OS-SAL | AUD | 16/12/2005 | -65714 | | -787923.8 | |
| CP | WIMP | OS-SAL | AUD | 19/12/2005 | -180691 | | -2171963 | |
| CP | WIMP | OS-SAL | AUD | 20/12/2005 | -93167 | | -1120278 | |
| CP | WIMP | OS-SAL | AUD | 21/12/2005 | -36143 | | -439313.6 | |
| CP | WIMP | OS-SAL | AUD | 04/01/2006 | -20670 | | -251457.7 | |
| CP | WIMP | OS-SAL | AUD | 11/01/2006 | -170397 | | -2083561 | |
| CP | WIMP | OS-SAL | AUD | 11/01/2006 | -733775 | | -8967613 | |
| CP | WIMP | OS-SAL | AUD | 11/01/2006 | -50754 | | -622061.3 | |
| CP | WIMP | OS-SAL | AUD | 12/01/2006 | -78616 | | -957347.5 | |
| CP | WIMP | OS-SAL | AUD | 12/01/2006 | -29727 | | -362960.7 | |
| CP | WIMP | OS-SAL | AUD | 13/01/2006 | -72872 | | -875435.9 | |
| CP | WIMP | OS-SAL | AUD | 13/01/2006 | -9062 | | -109015.9 | |
| CP | WIMP | OS-SAL | AUD | 16/01/2006 | -35067 | | -423223.4 | |
| CP | WIMP | OS-SAL | AUD | 16/01/2006 | -122736 | | -1473343 | |
| CP | WIMP | OS-SAL | AUD | 16/01/2006 | -8336 | | -100115.4 | |
| CP | WIMP | OS-SAL | AUD | 17/01/2006 | -104024 | | -1243626 | |
| CP | WIMP | OS-SAL | AUD | 17/01/2006 | -15863 | | -189891.9 | |
| CP | WIMP | OS-SAL | AUD | 18/01/2006 | -105753 | | -1226471 | |
| CP | WIMP | OS-SAL | AUD | 18/01/2006 | -52877 | | -614438.5 | |
| CP | WIMP | OS-SAL | AUD | 18/01/2006 | -176256 | | -2035814 | |
| CP | WIMP | OS-SAL | AUD | 19/01/2006 | -52876 | | -615186.3 | |
| CP | WIMP | OS-SAL | AUD | 30/01/2006 | -63000 | | -729229 | |
| CP | WIMP | OS-SAL | AUD | 31/01/2006 | -84000 | | -972439.3 | |
| CP | WIMP | OS-PUR | AUD | 20/02/2006 | 135434 | | 1540952 | |
| CP | WIMP | OS-PUR | AUD | 01/03/2006 | 440697 | | 5299795 | |
| CP | WIMP | OS-PUR | AUD | 02/03/2006 | 151638 | | 1878653 | |
| CP | WIMP | OS-PUR | AUD | 03/03/2006 | 179272 | | 2295062 | |
| CP | WIMP | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | WIMP | OS-PUR | AUD | 06/03/2006 | 214315 | | 2748521 | |
| CP | WIMP | OS-PUR | AUD | 07/03/2006 | 387251 | | 4937523 | |
| CP | WIMP | OS-PUR | AUD | 08/03/2006 | 72645 | | 915312.8 | |
| CP | WIMP | OS-PUR | AUD | 09/03/2006 | 175908 | | 2257798 | |
| CP | WIMP | OS-PUR | AUD | 09/03/2006 | 79665 | | 1023036 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | WIMP | OS-PUR | AUD | 10/03/2006 | 92638 | | 1198947 | |
| CP | WIMP | OS-PUR | AUD | 10/03/2006 | 36249 | | 469239.2 | |
| CP | WIMP | OS-PUR | AUD | 13/03/2006 | 30961 | | 405355.8 | |
| CP | WIMP | OS-PUR | AUD | 13/03/2006 | 88453 | | 1159025 | |
| CP | WIMP | OS-PUR | AUD | 14/03/2006 | 24010 | | 313969.7 | |
| CP | WIMP | OS-PUR | AUD | 14/03/2006 | 53271 | | 700375.4 | |
| | | | | | | -1918186 | | -21834466.7 |
| CP | WISC | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CP | WISH | OS-SAL | AUD | 28/11/2005 | -14701 | | -186224.3 | |
| CP | WISH | OS-SAL | AUD | 08/12/2005 | -3397 | | -41299.92 | |
| CP | WISH | OS-SAL | AUD | 08/12/2005 | -25429 | | -309464.2 | |
| CP | WISH | OS-SAL | AUD | 09/12/2005 | -141274 | | -1683898 | |
| CP | WISH | OS-SAL | AUD | 09/12/2005 | -42007 | | -502578.6 | |
| CP | WISH | OS-SAL | AUD | 12/12/2005 | -142217 | | -1695138 | |
| CP | WISH | OS-SAL | AUD | 12/12/2005 | -69379 | | -832407.6 | |
| CP | WISH | OS-SAL | AUD | 13/12/2005 | -24598 | | -293440.7 | |
| CP | WISH | OS-SAL | AUD | 13/12/2005 | -16781 | | -200461 | |
| CP | WISH | OS-SAL | AUD | 14/12/2005 | -122732 | | -1471666 | |
| CP | WISH | OS-SAL | AUD | 15/12/2005 | -73038 | | -885458.3 | |
| CP | WISH | OS-SAL | AUD | 16/12/2005 | -25861 | | -310078.5 | |
| CP | WISH | OS-SAL | AUD | 19/12/2005 | -71108 | | -854740.8 | |
| CP | WISH | OS-SAL | AUD | 20/12/2005 | -36665 | | -440874.9 | |
| CP | WISH | OS-SAL | AUD | 21/12/2005 | -14221 | | -172854.5 | |
| CP | WISH | OS-SAL | AUD | 11/01/2006 | -64860 | | -793087.7 | |
| CP | WISH | OS-SAL | AUD | 11/01/2006 | -279306 | | -3413455 | |
| CP | WISH | OS-SAL | AUD | 11/01/2006 | -19320 | | -236793.7 | |
| CP | WISH | OS-SAL | AUD | 12/01/2006 | -29925 | | -364412.1 | |
| CP | WISH | OS-SAL | AUD | 12/01/2006 | -11316 | | -138166.1 | |
| CP | WISH | OS-SAL | AUD | 13/01/2006 | -27738 | | -333225.9 | |
| CP | WISH | OS-SAL | AUD | 13/01/2006 | -3450 | | -41503.5 | |
| CP | WISH | OS-SAL | AUD | 16/01/2006 | -13920 | | -168000.4 | |
| CP | WISH | OS-SAL | AUD | 16/01/2006 | -48719 | | -584830.7 | |
| CP | WISH | OS-SAL | AUD | 16/01/2006 | -3174 | | -38119.74 | |
| CP | WISH | OS-SAL | AUD | 17/01/2006 | -41290 | | -493629.6 | |
| CP | WISH | OS-SAL | AUD | 17/01/2006 | -6297 | | -75379.8 | |
| CP | WISH | OS-SAL | AUD | 18/01/2006 | -41978 | | -486840.1 | |
| CP | WISH | OS-SAL | AUD | 18/01/2006 | -20989 | | -243895.3 | |
| CP | WISH | OS-SAL | AUD | 18/01/2006 | -69963 | | -808095.5 | |
| CP | WISH | OS-SAL | AUD | 19/01/2006 | -20989 | | -244196.7 | |
| CP | WISH | OS-SAL | AUD | 30/01/2006 | -48900 | | -566020.6 | |
| CP | WISH | OS-SAL | AUD | 06/02/2006 | -160000 | | -1804755 | |
| CP | WISH | OS-PUR | AUD | 20/02/2006 | 46870 | | 533281.3 | |
| CP | WISH | OS-PUR | AUD | 01/03/2006 | 186147 | | 2238592 | |
| CP | WISH | OS-PUR | AUD | 02/03/2006 | 60634 | | 751198.6 | |
| CP | WISH | OS-PUR | AUD | 03/03/2006 | 71684 | | 917707.3 | |
| CP | WISH | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | WISH | OS-PUR | AUD | 06/03/2006 | 85696 | | 1099024 | |
| CP | WISH | OS-PUR | AUD | 07/03/2006 | 154847 | | 1974329 | |
| CP | WISH | OS-PUR | AUD | 08/03/2006 | 29047 | | 365986.5 | |
| CP | WISH | OS-PUR | AUD | 09/03/2006 | 31855 | | 409073.1 | |
| CP | WISH | OS-PUR | AUD | 09/03/2006 | 70339 | | 902808.5 | |
| CP | WISH | OS-PUR | AUD | 10/03/2006 | 37042 | | 479407.9 | |
| CP | WISH | OS-PUR | AUD | 10/03/2006 | 14494 | | 187623.2 | |
| CP | WISH | OS-PUR | AUD | 13/03/2006 | 35370 | | 463463.4 | |
| CP | WISH | OS-PUR | AUD | 13/03/2006 | 12379 | | 162071.6 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | WISH | OS-PUR | AUD | 14/03/2006 | 21301 | | 280052.9 | |
| CP | WISH | OS-PUR | AUD | 14/03/2006 | 9600 | | 125535.6 | |
| | | | | | | -868237 | | -9824839.8 |
| CP | WSEQ | OS-PUR | AUD | 02/03/2006 | 28800 | | 356805.1 | |
| CP | WSEQ | OS-PUR | AUD | 03/03/2006 | 34048 | | 435886.6 | |
| CP | WSEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | WSEQ | OS-PUR | AUD | 06/03/2006 | 40704 | | 522015.7 | |
| CP | WSEQ | OS-PUR | AUD | 07/03/2006 | 73549 | | 937763.6 | |
| CP | WSEQ | OS-PUR | AUD | 08/03/2006 | 13797 | | 173839.5 | |
| CP | WSEQ | OS-PUR | AUD | 09/03/2006 | 15131 | | 194308.1 | |
| CP | WSEQ | OS-PUR | AUD | 09/03/2006 | 33409 | | 428811.4 | |
| CP | WSEQ | OS-PUR | AUD | 10/03/2006 | 17594 | | 227706.5 | |
| CP | WSEQ | OS-PUR | AUD | 10/03/2006 | 6885 | | 89125.53 | |
| CP | WSEQ | OS-PUR | AUD | 13/03/2006 | 16800 | | 220135.3 | |
| CP | WSEQ | OS-PUR | AUD | 13/03/2006 | 5880 | | 76983.69 | |
| CP | WSEQ | OS-PUR | AUD | 14/03/2006 | 10117 | | 133012.3 | |
| CP | WSEQ | OS-PUR | AUD | 14/03/2006 | 4560 | | 59629.4 | |
| | | | | | | 301274 | | 3856022.77 |
| **TOTAL** | | | | | | **-4225537** | | **-45371957.5** |
| P2 | WASS01 | OS-SAL | AUD | 01/12/2005 | -43292 | | -532533.1 | |
| P2 | WASS01 | OS-SAL | AUD | 24/01/2006 | -70900 | | -825985 | |
| P2 | WASS01 | OS-SAL | AUD | 01/02/2006 | -16483 | | -190513 | |
| P2 | WASS01 | OS-SAL | AUD | 02/02/2006 | -26271 | | -301363 | |
| P2 | WASS01 | OS-PUR | AUD | 15/02/2006 | 19474 | | 222713.6 | |
| P2 | WASS01 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -137472 | | -1627680.42 |
| P2 | WASS02 | OS-SAL | AUD | 14/11/2005 | -6750 | | -79486.77 | |
| P2 | WASS02 | OS-SAL | AUD | 14/11/2005 | -8100 | | -95366.59 | |
| P2 | WASS02 | OS-SAL | AUD | 15/11/2005 | -6350 | | -75192.13 | |
| P2 | WASS02 | OS-SAL | AUD | 16/11/2005 | -8000 | | -94698.32 | |
| P2 | WASS02 | OS-SAL | AUD | 17/11/2005 | -5400 | | -64154.04 | |
| P2 | WASS02 | OS-SAL | AUD | 18/11/2005 | -600 | | -7067.84 | |
| P2 | WASS02 | OS-PUR | AUD | 18/01/2006 | 50400 | | 585127.6 | |
| P2 | WASS02 | OS-PUR | AUD | 10/02/2006 | 20800 | | 235435.9 | |
| P2 | WASS02 | OS-PUR | AUD | 13/02/2006 | 5600 | | 62630.32 | |
| P2 | WASS02 | OS-PUR | AUD | 14/02/2006 | 7000 | | 78520.89 | |
| P2 | WASS02 | OS-PUR | AUD | 21/02/2006 | 17250 | | 196882.4 | |
| P2 | WASS02 | OS-PUR | AUD | 22/02/2006 | 12200 | | 139865.7 | |
| P2 | WASS02 | OS-SAL | AUD | 24/02/2006 | -11900 | | -141381.3 | |
| P2 | WASS02 | OS-PUR | AUD | 28/02/2006 | 53050 | | 639582.2 | |
| P2 | WASS02 | OS-PUR | AUD | 01/03/2006 | 10600 | | 127426.1 | |
| P2 | WASS02 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 129800 | | 1508124.04 |
| P2 | WASS06 | OS-SAL | AUD | 15/11/2005 | -2020 | | -23937 | |
| P2 | WASS06 | OS-SAL | AUD | 15/11/2005 | -437 | | -5171.06 | |
| P2 | WASS06 | OS-SAL | AUD | 17/11/2005 | -2724 | | -32347.24 | |
| P2 | WASS06 | OS-SAL | AUD | 23/11/2005 | -1695 | | -20688.71 | |
| P2 | WASS06 | OS-SAL | AUD | 24/11/2005 | -1440 | | -17956.8 | |
| P2 | WASS06 | OS-SAL | AUD | 24/11/2005 | -1243 | | -15504.41 | |
| P2 | WASS06 | OS-SAL | AUD | 29/11/2005 | -4107 | | -50610.51 | |
| P2 | WASS06 | OS-PUR | AUD | 05/01/2006 | 4054 | | 49689.38 | |
| P2 | WASS06 | OS-PUR | AUD | 05/01/2006 | 612 | | 7497 | |
| P2 | WASS06 | OS-PUR | AUD | 10/01/2006 | 1080 | | 13257.98 | |
| P2 | WASS06 | OS-PUR | AUD | 10/01/2006 | 199 | | 2439.74 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| P2 | WASS06 | OS-PUR | AUD | 17/01/2006 | 7980 | | 95825.97 | |
| P2 | WASS06 | OS-PUR | AUD | 18/01/2006 | 5695 | | 66272.18 | |
| P2 | WASS06 | OS-PUR | AUD | 19/01/2006 | 7374 | | 86380.25 | |
| P2 | WASS06 | OS-SAL | AUD | 25/01/2006 | -65910 | | -767851.5 | |
| P2 | WASS06 | OS-PUR | AUD | 31/01/2006 | 3805 | | 44258.23 | |
| P2 | WASS06 | OS-PUR | AUD | 01/02/2006 | 5786 | | 67222.14 | |
| P2 | WASS06 | OS-PUR | AUD | 01/02/2006 | 396 | | 4593.6 | |
| P2 | WASS06 | OS-PUR | AUD | 03/02/2006 | 9181 | | 104459.4 | |
| P2 | WASS06 | OS-PUR | AUD | 03/02/2006 | 428 | | 4866.36 | |
| P2 | WASS06 | OS-PUR | AUD | 07/02/2006 | 438 | | 5028.24 | |
| P2 | WASS06 | OS-PUR | AUD | 07/02/2006 | 2127 | | 24520.02 | |
| P2 | WASS06 | OS-PUR | AUD | 08/02/2006 | 1856 | | 21073.26 | |
| P2 | WASS06 | OS-PUR | AUD | 08/02/2006 | 3190 | | 36397.9 | |
| P2 | WASS06 | OS-PUR | AUD | 10/02/2006 | 1755 | | 20305.35 | |
| P2 | WASS06 | OS-PUR | AUD | 14/02/2006 | 2376 | | 26492.4 | |
| P2 | WASS06 | OS-PUR | AUD | 14/02/2006 | 858 | | 9631.45 | |
| P2 | WASS06 | OS-SAL | AUD | 17/02/2006 | -2599 | | -28992.85 | |
| P2 | WASS06 | OS-PUR | AUD | 22/02/2006 | 1615 | | 18558.62 | |
| P2 | WASS06 | OS-SAL | AUD | 24/02/2006 | -4370 | | -52091.77 | |
| P2 | WASS06 | OS-SAL | AUD | 28/02/2006 | -4326 | | -51977.84 | |
| P2 | WASS06 | OS-SAL | AUD | 28/02/2006 | -151 | | -1820.13 | |
| P2 | WASS06 | OS-SAL | AUD | 03/03/2006 | -5159 | | -65740.23 | |
| P2 | WASS06 | OS-SAL | AUD | 03/03/2006 | -581 | | -7425.18 | |
| P2 | WASS06 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| P2 | WASS06 | OS-SAL | AUD | 07/03/2006 | -82 | | -1042.22 | |
| P2 | WASS06 | OS-SAL | AUD | 07/03/2006 | -6390 | | -81135.23 | |
| P2 | WASS06 | OS-SAL | AUD | 08/03/2006 | -4416 | | -55444.24 | |
| P2 | WASS06 | OS-SAL | AUD | 10/03/2006 | -21 | | -270.9 | |
| P2 | WASS06 | OS-SAL | AUD | 10/03/2006 | -2644 | | -34072.25 | |
| P2 | WASS06 | OS-SAL | AUD | 14/03/2006 | -5122 | | -67115.53 | |
| | | | | | | -54632 | | -672426.17 |
| P2 | WTRA02 | OS-PUR | AUD | 24/01/2006 | 70900 | | 825985 | |
| P2 | WTRA02 | OS-PUR | AUD | 25/01/2006 | 65910 | | 767851.5 | |
| P2 | WTRA02 | OS-SAL | AUD | 25/01/2006 | -136810 | | -1600267 | |
| | | | | | | 0 | | -6430.14 |
| **TOTAL** | | | | | | **-62304** | | **-798412.69** |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 570 | | 6885.6 | |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 648 | | 7746.31 | |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 710 | | 8534.2 | |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 870 | | 10509.6 | |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 552 | | 6598.71 | |
| **TOTAL** | | | | | | **3350** | | **40274.42** |
| **GRAND TOTAL** | | | | | | **-4189686** | | **-45008486.3** |

# Form 603

**To:** Aristocrat Leisure Limited

ACN/ARSN: 002 818 368

**1. Details of substantial holder**

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries


5

The holder became a substantial holder on: 14/03/2006

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

| Class of securities | Number of securities | Person's votes | Voting Power |
|---|---|---|---|
| Fully paid ordinary shares | 21,849,116 | 21,849,116 | 4.65% |

For the securities (if any) listed below see NOTE 1 at the end of this form

| Class of securities | Number of securities | Person's votes | Voting Power |
|---|---|---|---|
| Fully paid ordinary shares | 1,859,907 | 1,859,907 | 0.4% See note 1 at the end of this form |

For the securities (if any) listed below see NOTE 2 at the end of this form

| Class of securities | Number of securities | Person's votes | Voting Power |
|---|---|---|---|
| Fully paid ordinary shares | 0 | 0 | 0% See note 2 at the end of this form |

| Class of securities | Number of securities | Person's votes | Voting Power |
|---|---|---|---|
| GRAND TOTAL<br>Fully paid ordinary shares | 23,709,023 | 23,709,023 | 5.05% |

## 3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest | Class and number of shares |
|---|---|---|
| Each of the members of the Commonwealth Bank Group | Taken to have a Relevant interest under section 608(3)(b) of the Corporations Act as ultimate holding company of the Commonwealth Bank Group or as a subsidiary (and therefore an associate) of it | 23,709,023 Fully paid ordinary shares "*" This number of shares aggregates the shares listed below, held by members of the Commonwealth Bank Group |
| Avanteos Investments Ltd | Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee. | 3,350 Fully paid ordinary shares |
| Avanteos Investments Ltd ATF Symetry Personal Retirement FD | Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee. | 1,905 Fully paid ordinary shares |
| AMP Capital Investors as RE for EFM Australian Share Fund 2 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 569,765 Fully paid ordinary shares |
| ASBGI Australian Equities Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 13,259 Fully paid ordinary shares |
| Commonwealth Balanced B3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 43,346 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 168,535 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Imputation Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 2,752,098 Fully paid ordinary shares |
| CommSec Trading Limited | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 9 Fully paid ordinary shares |
| Commonwealth Growth G3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,009,448 Fully paid ordinary shares |
| CIML as RE Commonwealth Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 75,257 Fully paid ordinary shares |
| CIML as RE Commonwealth Share Income Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 263,953 Fully paid ordinary shares |
| CIML as RE Commonwealth Growth Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 252,643 Fully paid ordinary shares |
| CIML as RE Commonwealth Income Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 40,461 Fully paid ordinary shares |
| CFSIL ATF CMLA Non MI Aust Indust Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 163,059 Fully paid ordinary shares |

| | | |
|---|---|---|
| CFSIL ATF CMLA MI Aus Indust Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 493,597 Fully paid ordinary shares |
| CFSIL ATF CFCL Non Market Linked Australian Industrial Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 97,590 Fully paid ordinary shares |
| Commonwealth Managed M1C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 17,335 Fully paid ordinary shares |
| Commonwealth Managed M3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 305,607 Fully paid ordinary shares |
| CFSIL A/C Motor Accident Commission | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 36,497 Fully paid ordinary shares |
| MAC CTP Style Neutral | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 163,417 Fully paid ordinary shares |
| Nomura Australian Equity Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 35,935 Fully paid ordinary shares |
| CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 570,481 Fully paid ordinary shares |
| Storm Financial Australian Industrials Index Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 138,928 Fully paid ordinary shares |
| COLONIAL CORE EQUITIES | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 806,534 Fully paid ordinary shares |
| MERRILL LYNCH AUSTRALIAN EQ | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 783,399 Fully paid ordinary shares |
| BARCLAYS GLOBAL INVESTORS | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 749,481 Fully paid ordinary shares |
| Commonwealth Diversified Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 33,640 Fully paid ordinary shares |
| Wholesale Australian Share Fund - Core | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,116,834 Fully paid ordinary shares |
| Wholesale Indexed Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 407,221 Fully paid ordinary shares |

| | | |
|---|---|---|
| Wholesale Low Tracking Error Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 379,282 Fully paid ordinary shares |
| CFSIL AS RE Colonial First State Wholesale Australian Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,837,214 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Geared Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 2,081,696 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Imputation Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 4,178,708 Fully paid ordinary shares |
| CFS W/Sale Core Industrial Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 484,379 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Industrial Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,472,979 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Leaders Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 301,274 Fully paid ordinary shares |
| CFSIL as RE Commonwealth Australian Boutique Share Fund 1 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 115,036 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 3 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 201,900 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 5 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 955,683 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 6 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 148,295 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 10 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 176,766 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Share Fund 15 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 58,405 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| FC W/E AUST SHARE 22-CREDIT SUISSE | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 76,300 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| FC W/E AUST SHARE 23-ACADIAN | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 113,762 Fully paid ordinary shares "*" See note 1 on the last page of this form. |

| FC W/E DIV 9 TAX EFFECT INC-IN | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 13,760 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
|---|---|---|

**4. Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder | Class and number of shares |
|---|---|---|---|
| Avanteos Investments Ltd | Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124 | Avanteos Investments Ltd | 3,350 Fully paid ordinary shares |
| Avanteos Investments Ltd ATF Symetry Personal Retirement FD | Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124 | Avanteos Investments Ltd ATF Symetry Personal Retirement FD | 1,905 Fully paid ordinary shares |
| AMP Capital Investors as RE for EFM Australian Share Fund 2 | Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225 | AMP Capital Investors as RE for EFM Australian Share Fund 2 | 569,765 Fully paid ordinary shares |
| ASBGI Australian Equities Fund | Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand | ASBGI Australian Equities Fund | 13,259 Fully paid ordinary shares |
| Commonwealth Balanced B3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Balanced B3C | 43,346 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Australian Share Fund | 168,535 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Imputation Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Imputation Fund | 2,752,098 Fully paid ordinary shares |
| CommSec Trading Limited | Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215 | CommSec Trading Limited | 9 Fully paid ordinary shares |
| Commonwealth Growth G3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Growth G3C | 1,009,448 Fully paid ordinary shares |
| CIML as RE Commonwealth Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Australian Share Fund | 75,257 Fully paid ordinary shares |
| CIML as RE Commonwealth Share Income Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Share Income Fund | 263,953 Fully paid ordinary shares |
| CIML as RE Commonwealth Growth Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Growth Fund | 252,643 Fully paid ordinary shares |
| CIML as RE Commonwealth Income Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Income Fund | 40,461 Fully paid ordinary shares |
| CFSIL ATF CMLA Non MI Aust Indust Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CMLA Non MI Aust Indust Share Fund | 163,059 Fully paid ordinary shares |

| | | | |
|---|---|---|---|
| CFSIL ATF CMLA MI Aus Indust Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CMLA MI Aus Indust Share | 493,597 Fully paid ordinary shares |
| CFSIL ATF CFCL Non Market Linked Australian Industrial Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CFCL Non Market Linked Australian Industrial Share | 97,590 Fully paid ordinary shares |
| Commonwealth Managed M1C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Managed M1C | 17,335 Fully paid ordinary shares |
| Commonwealth Managed M3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Managed M3C | 305,607 Fully paid ordinary shares |
| CFSIL A/C Motor Accident Commission | Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL A/C Motor Accident Commission | 36,497 Fully paid ordinary shares |
| MAC CTP Style Neutral | Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | MAC CTP Style Neutral | 163,417 Fully paid ordinary shares |
| Nomura Australian Equity Fund | National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia | Nomura Australian Equity Fund | 35,935 Fully paid ordinary shares |
| CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund | 570,481 Fully paid ordinary shares |
| Storm Financial Australian Industrials Index Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Storm Financial Australian Industrials Index Fund | 138,928 Fully paid ordinary shares |
| COLONIAL CORE EQUITIES | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | COLONIAL CORE EQUITIES | 806,534 Fully paid ordinary shares |
| MERRILL LYNCH AUSTRALIAN EQ | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | MERRILL LYNCH AUSTRALIAN EQ | 783,399 Fully paid ordinary shares |
| BARCLAYS GLOBAL INVESTORS | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | BARCLAYS GLOBAL INVESTORS | 749,481 Fully paid ordinary shares |
| Commonwealth Diversified Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Diversified Share Fund | 33,640 Fully paid ordinary shares |
| Wholesale Australian Share Fund - Core | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Australian Share Fund - Core | 1,116,834 Fully paid ordinary shares |
| Wholesale Indexed Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Indexed Australian Share Fund | 407,221 Fully paid ordinary shares |

| | | | |
|---|---|---|---|
| Wholesale Low Tracking Error Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Low Tracking Error Australian Share Fund | 379,282 Fully paid ordinary shares |
| CFSIL AS RE Colonial First State Wholesale Australian Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL AS RE Colonial First State Wholesale Australian Share | 1,837,214 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Geared Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Geared Share Fund | 2,081,696 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Imputation Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Imputation Fund | 4,178,708 Fully paid ordinary shares |
| CFS W/Sale Core Industrial Fund | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | CFS W/Sale Core Industrial Fund | 484,379 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Industrial Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Industrial Share | 1,472,979 Fully paid ordinary shares |
| CFSIL as RE Colonial First State Wholesale Leaders Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Leaders Fund | 301,274 Fully paid ordinary shares |
| CFSIL as RE Commonwealth Australian Boutique Share Fund 1 | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Boutique Share Fund 1 | 115,036 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 3 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 3 | 201,900 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 5 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 5 | 955,683 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 6 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 6 | 148,295 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Shares Fund 10 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 10 | 176,766 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| CFSIL as RE Commonwealth Australian Share Fund 15 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Share Fund 15 | 58,405 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| FC W/E AUST SHARE 22-CREDIT SUISSE | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E AUST SHARE 22-CREDIT SUISSE | 76,300 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| FC W/E AUST SHARE 23-ACADIAN | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E AUST SHARE 23-ACADIAN | 113,762 Fully paid ordinary shares "*" See note 1 on the last page of this form. |

| FC W/E DIV 9 TAX EFFECT INC-IN | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E DIV 9 TAX EFFECT INC-IN | 13,760 Fully paid ordinary shares "*" See note 1 on the last page of this form. |
| --- | --- | --- | --- |

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

| Holder of relevant interest | Date of acquisition | Consideration Cash | Non-Cash | Class and number of securities |
|---|---|---|---|---|
| See annexure "B" to this notice. | | | | |

**6. Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

| Name | Nature of Association |
|---|---|
| CBA and Commonwealth Bank Group | The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act. |

**7. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| CBA and Commonwealth Bank Group | C/- Level 2, 48 Martin Place Sydney NSW 1155 |

**8. Signature**

NOTE 1--(This note is relevant to section 2 3 4 and 5)

**The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.**

NOTE 2--(This note is relevant to section 2 3 4 and 5)

**452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.**

..................................................................................

John Damien Hatton – Company Secretary

Dated the 17 day of March 2006.

# Annexure A

This is the annexure mark A of 2 pages referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 14/03/2006

---

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN )
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN )
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN )
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN )
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN )
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

---

**End of Annexure A**

This is the Annexure marked "B" of 14 pages referred to in the Notice of Substantial Shareholding dated 14 March 2006.

Colonial First State Inv Managers
Transaction listing for the period 14/11/2005 to 14/03/2006 (as per F10 function) Page 1
For Security ALL.AU Aristocrat Leisure Limited

| Fund | Pfolio | Trans. | Ccy | Date | Units | | Cost/Proceeds | |
|---|---|---|---|---|---|---|---|---|
| CC | IEQF | OS-SAL | AUD | 01/12/2005 | -5303 | | -65341.42 | |
| CC | IEQF | OS-SAL | AUD | 16/01/2006 | -2359 | | -28332.19 | |
| CC | IEQF | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -7662 | | -93673.61 |
| CC | IEQI | OS-SAL | AUD | 01/12/2005 | -17385 | | -214210.9 | |
| CC | IEQI | OS-SAL | AUD | 16/01/2006 | -10162 | | -122048.2 | |
| CC | IEQI | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -27547 | | -336259.14 |
| CC | IGRF | OS-SAL | AUD | 21/11/2005 | -4036 | | -48448.45 | |
| CC | IGRF | OS-SAL | AUD | 22/11/2005 | -3603 | | -43944.28 | |
| CC | IGRF | OS-SAL | AUD | 01/12/2005 | -2988 | | -36755.26 | |
| CC | IGRF | OS-SAL | AUD | 29/12/2005 | -4744 | | -58038.4 | |
| CC | IGRF | OS-SAL | AUD | 31/01/2006 | -19091 | | -221062 | |
| CC | IGRF | OS-SAL | AUD | 01/02/2006 | -5204 | | -60148.62 | |
| CC | IGRF | OS-SAL | AUD | 02/02/2006 | -1864 | | -21382.53 | |
| CC | IGRF | OS-SAL | AUD | 07/02/2006 | -1792 | | -20533.2 | |
| CC | IGRF | OS-SAL | AUD | 14/02/2006 | -1521 | | -16907 | |
| CC | IGRF | OS-PUR | AUD | 15/02/2006 | 5403 | | 61791.19 | |
| CC | IGRF | OS-SAL | AUD | 27/02/2006 | -3024 | | -36639.47 | |
| CC | IGRF | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CC | IGRF | OS-SAL | AUD | 06/03/2006 | -1486 | | -18944.24 | |
| CC | IGRF | OS-SAL | AUD | 07/03/2006 | -1777 | | -22536.95 | |
| CC | IGRF | OS-SAL | AUD | 08/03/2006 | -2216 | | -27809.02 | |
| CC | IGRF | OS-SAL | AUD | 14/03/2006 | -3581 | | -46865.03 | |
| | | | | | | -51524 | | -618223.27 |
| CC | IINF | OS-SAL | AUD | 01/12/2005 | -4135 | | -50949.8 | |
| CC | IINF | OS-SAL | AUD | 16/01/2006 | -1447 | | -17378.83 | |
| CC | IINF | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -5582 | | -68328.63 |
| **TOTAL** | | | | | | **-92315** | | **-1116484.65** |
| CF | LAEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CF | LAISSN | OS-SAL | AUD | 13/12/2005 | -52726 | | -629659.2 | |
| CF | LAISSN | OS-SAL | AUD | 27/01/2006 | -3033 | | -35528.47 | |
| CF | LAISSN | OS-PUR | AUD | 03/03/2006 | 52579 | | 674590.2 | |
| CF | LAISSN | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -3180 | | 9402.6 |
| CF | LGEIT | OS-PUR | AUD | 22/02/2006 | 3400 | | 39440 | |
| CF | LGEIT | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 3400 | | 39440 |
| CF | PET1SN | OS-SAL | AUD | 13/12/2005 | -47974 | | -572910.3 | |
| CF | PET1SN | OS-SAL | AUD | 21/12/2005 | -18397 | | -223791.7 | |
| CF | PET1SN | OS-PUR | AUD | 03/03/2006 | 61804 | | 792947.3 | |
| CF | PET1SN | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -4567 | | -3754.79 |
| **TOTAL** | | | | | | **-4347** | | **45087.81** |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CL | B3C | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CL | G3C | OS-SAL | AUD | 21/11/2005 | -11354 | | -136294.3 | |
| CL | G3C | OS-SAL | AUD | 22/11/2005 | -22662 | | -276398.9 | |
| CL | G3C | OS-SAL | AUD | 01/12/2005 | -27400 | | -337046.2 | |
| CL | G3C | OS-SAL | AUD | 29/12/2005 | -18535 | | -226758.4 | |
| CL | G3C | OS-SAL | AUD | 31/01/2006 | -13969 | | -161752.4 | |
| CL | G3C | OS-SAL | AUD | 01/02/2006 | -82365 | | -951987 | |
| CL | G3C | OS-PUR | AUD | 15/02/2006 | 26761 | | 306051.1 | |
| CL | G3C | OS-SAL | AUD | 06/03/2006 | -7440 | | -94848.68 | |
| CL | G3C | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CL | G3C | OS-SAL | AUD | 07/03/2006 | -3714 | | -47103.1 | |
| CL | G3C | OS-SAL | AUD | 14/03/2006 | -14510 | | -189894.3 | |
| | | | | | | -175188 | | -2116032.14 |
| CL | M1C | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CL | M3C | OS-SAL | AUD | 22/02/2006 | -3300 | | -38313 | |
| CL | M3C | OS-SAL | AUD | 22/02/2006 | -3400 | | -39440 | |
| CL | M3C | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -6700 | | -77753 |
| **TOTAL** | | | | | | **-181888** | | **-2193785.14** |
| CM | EABS01 | OS-PUR | AUD | 28/11/2005 | 332 | | 4156.38 | |
| CM | EABS01 | OS-PUR | AUD | 29/11/2005 | 1390 | | 17220.59 | |
| CM | EABS01 | OS-PUR | AUD | 20/12/2005 | 1053 | | 12732.21 | |
| CM | EABS01 | OS-PUR | AUD | 04/01/2006 | 494 | | 6033.44 | |
| CM | EABS01 | OS-PUR | AUD | 20/01/2006 | 432 | | 5094.84 | |
| CM | EABS01 | OS-PUR | AUD | 03/02/2006 | 595 | | 6784.72 | |
| CM | EABS01 | OS-PUR | AUD | 09/02/2006 | 4609 | | 52842.4 | |
| CM | EABS01 | OS-PUR | AUD | 10/02/2006 | 4440 | | 50987.2 | |
| CM | EABS01 | OS-PUR | AUD | 16/02/2006 | 1452 | | 16611.41 | |
| CM | EABS01 | OS-PUR | AUD | 16/02/2006 | 2363 | | 27127.7 | |
| CM | EABS01 | OS-PUR | AUD | 17/02/2006 | 2062 | | 22890.32 | |
| CM | EABS01 | OS-PUR | AUD | 21/02/2006 | 3509 | | 40089.36 | |
| CM | EABS01 | OS-PUR | AUD | 23/02/2006 | 9082 | | 108266.9 | |
| CM | EABS01 | OS-PUR | AUD | 02/03/2006 | 2952 | | 36811.23 | |
| CM | EABS01 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CM | EABS01 | OS-PUR | AUD | 06/03/2006 | 436 | | 5586.98 | |
| | | | | | | 35201 | | 413235.71 |
| CM | EASS03 | OS-SAL | AUD | 14/11/2005 | -2350 | | -27673.17 | |
| CM | EASS03 | OS-SAL | AUD | 14/11/2005 | -2850 | | -33554.91 | |
| CM | EASS03 | OS-SAL | AUD | 15/11/2005 | -2250 | | -26642.88 | |
| CM | EASS03 | OS-SAL | AUD | 16/11/2005 | -2800 | | -33144.41 | |
| CM | EASS03 | OS-SAL | AUD | 17/11/2005 | -1900 | | -22572.72 | |
| CM | EASS03 | OS-SAL | AUD | 18/11/2005 | -200 | | -2355.94 | |
| CM | EASS03 | OS-PUR | AUD | 05/12/2005 | 10600 | | 128922 | |
| CM | EASS03 | OS-PUR | AUD | 03/01/2006 | 6100 | | 74420 | |
| CM | EASS03 | OS-PUR | AUD | 18/01/2006 | 17500 | | 203169.3 | |
| CM | EASS03 | OS-PUR | AUD | 13/02/2006 | 5050 | | 56479.13 | |
| CM | EASS03 | OS-PUR | AUD | 14/02/2006 | 6300 | | 70668.8 | |
| CM | EASS03 | OS-PUR | AUD | 21/02/2006 | 10100 | | 115276.1 | |
| CM | EASS03 | OS-PUR | AUD | 22/02/2006 | 7150 | | 81970.47 | |
| CM | EASS03 | OS-PUR | AUD | 23/02/2006 | 18900 | | 226086.5 | |
| CM | EASS03 | OS-PUR | AUD | 02/03/2006 | 1108 | | 13930.75 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CM | EASS03 | OS-PUR | AUD | 02/03/2006 | 92 | | 1156.71 | |
| CM | EASS03 | OS-PUR | AUD | 03/03/2006 | 800 | | 10290.54 | |
| CM | EASS03 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CM | EASS03 | OS-SAL | AUD | 06/03/2006 | -9350 | | -119248.4 | |
| CM | EASS03 | OS-SAL | AUD | 07/03/2006 | -5950 | | -75508.46 | |
| | | | | | | 56050 | | 641669.44 |
| CM | EASS05 | OS-SAL | AUD | 28/11/2005 | -44100 | | -550067.1 | |
| CM | EASS05 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -44100 | | -550067.13 |
| CM | EASS06 | OS-PUR | AUD | 18/11/2005 | 10200 | | 122663.8 | |
| CM | EASS06 | OS-PUR | AUD | 23/11/2005 | 3200 | | 38828.79 | |
| CM | EASS06 | OS-PUR | AUD | 12/12/2005 | 4600 | | 55542.31 | |
| CM | EASS06 | OS-PUR | AUD | 14/12/2005 | 3100 | | 37393.99 | |
| CM | EASS06 | OS-PUR | AUD | 22/12/2005 | 4000 | | 49230.92 | |
| CM | EASS06 | OS-PUR | AUD | 29/12/2005 | 2000 | | 24545.24 | |
| CM | EASS06 | OS-PUR | AUD | 05/01/2006 | 3400 | | 41630.86 | |
| CM | EASS06 | OS-PUR | AUD | 12/01/2006 | 4000 | | 48911.14 | |
| CM | EASS06 | OS-PUR | AUD | 16/01/2006 | 1600 | | 19245.56 | |
| CM | EASS06 | OS-PUR | AUD | 17/01/2006 | 1400 | | 16789.05 | |
| CM | EASS06 | OS-PUR | AUD | 18/01/2006 | 1600 | | 18575.66 | |
| CM | EASS06 | OS-PUR | AUD | 25/01/2006 | 10000 | | 116987.8 | |
| CM | EASS06 | OS-PUR | AUD | 30/01/2006 | 2900 | | 33803.08 | |
| CM | EASS06 | OS-PUR | AUD | 23/02/2006 | 15000 | | 179178.3 | |
| CM | EASS06 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 67000 | | 803326.51 |
| CM | EASS10 | OS-PUR | AUD | 18/01/2006 | 29000 | | 336680.5 | |
| CM | EASS10 | OS-PUR | AUD | 27/01/2006 | 15560 | | 183488.8 | |
| CM | EASS10 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CM | EASS10 | OS-SAL | AUD | 14/03/2006 | -1540 | | -20157.18 | |
| | | | | | | 43020 | | 500012.18 |
| CM | EASS15 | OS-SAL | AUD | 24/11/2005 | -287 | | -3578.89 | |
| CM | EASS15 | OS-SAL | AUD | 24/11/2005 | -248 | | -3093.4 | |
| CM | EASS15 | OS-PUR | AUD | 13/12/2005 | 793 | | 9516.67 | |
| CM | EASS15 | OS-PUR | AUD | 20/12/2005 | 1223 | | 14751.89 | |
| CM | EASS15 | OS-PUR | AUD | 30/12/2005 | 1287 | | 15872.1 | |
| CM | EASS15 | OS-PUR | AUD | 05/01/2006 | 527 | | 6459.37 | |
| CM | EASS15 | OS-PUR | AUD | 05/01/2006 | 79 | | 967.75 | |
| CM | EASS15 | OS-PUR | AUD | 17/01/2006 | 2108 | | 25313.42 | |
| CM | EASS15 | OS-PUR | AUD | 19/01/2006 | 978 | | 11456.45 | |
| CM | EASS15 | OS-PUR | AUD | 31/01/2006 | 1281 | | 14900.07 | |
| CM | EASS15 | OS-PUR | AUD | 03/02/2006 | 1605 | | 18261.33 | |
| CM | EASS15 | OS-PUR | AUD | 03/02/2006 | 74 | | 841.38 | |
| CM | EASS15 | OS-PUR | AUD | 10/02/2006 | 378 | | 4373.46 | |
| CM | EASS15 | OS-PUR | AUD | 14/02/2006 | 407 | | 4538.05 | |
| CM | EASS15 | OS-PUR | AUD | 14/02/2006 | 147 | | 1650.14 | |
| CM | EASS15 | OS-PUR | AUD | 21/02/2006 | 609 | | 6944.39 | |
| CM | EASS15 | OS-PUR | AUD | 21/02/2006 | 460 | | 5248.6 | |
| CM | EASS15 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CM | EASS15 | OS-PUR | AUD | 10/03/2006 | 941 | | 12138.9 | |
| | | | | | | 12362 | | 146561.68 |
| CM | EASS22 | OS-PUR | AUD | 14/12/2005 | 5935 | | 71831.92 | |
| CM | EASS22 | OS-PUR | AUD | 15/12/2005 | 30618 | | 372996 | |
| CM | EASS22 | OS-PUR | AUD | 15/12/2005 | 6116 | | 74506.61 | |
| CM | EASS22 | OS-PUR | AUD | 16/12/2005 | 16416 | | 197615.9 | |
| CM | EASS22 | OS-PUR | AUD | 19/12/2005 | 16415 | | 198269 | |
| CM | EASS22 | OS-PUR | AUD | 06/01/2006 | 800 | | 9805.74 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CM | EASS22 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 76300 | | 925025.15 |
| CM | EASS23 | OS-PUR | AUD | 15/11/2005 | 144800 | | 1719296 | |
| CM | EASS23 | OS-SAL | AUD | 22/11/2005 | -31038 | | -378954.5 | |
| CM | EASS23 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 113762 | | 1340341.78 |
| CM | EDIS05 | OS-PUR | AUD | 27/02/2006 | 12160 | | 147494.9 | |
| CM | EDIS05 | OS-PUR | AUD | 01/03/2006 | 1600 | | 19191.26 | |
| CM | EDIS05 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 13760 | | 166686.16 |
| **TOTAL** | | | | | | **373355** | | **4386791.48** |
| CP | AMPEQ | OS-SAL | AUD | 28/11/2005 | -5040 | | -63843.98 | |
| CP | AMPEQ | OS-SAL | AUD | 08/12/2005 | -9453 | | -115040.5 | |
| CP | AMPEQ | OS-SAL | AUD | 08/12/2005 | -1263 | | -15355.26 | |
| CP | AMPEQ | OS-SAL | AUD | 09/12/2005 | -15616 | | -186832.4 | |
| CP | AMPEQ | OS-SAL | AUD | 09/12/2005 | -52518 | | -625981.9 | |
| CP | AMPEQ | OS-SAL | AUD | 12/12/2005 | -25584 | | -306956.2 | |
| CP | AMPEQ | OS-SAL | AUD | 12/12/2005 | -52443 | | -625088 | |
| CP | AMPEQ | OS-SAL | AUD | 13/12/2005 | -9071 | | -108212.1 | |
| CP | AMPEQ | OS-SAL | AUD | 13/12/2005 | -6188 | | -73920.06 | |
| CP | AMPEQ | OS-SAL | AUD | 14/12/2005 | -45258 | | -542683.9 | |
| CP | AMPEQ | OS-SAL | AUD | 15/12/2005 | -26933 | | -326515.6 | |
| CP | AMPEQ | OS-SAL | AUD | 16/12/2005 | -9536 | | -114338.5 | |
| CP | AMPEQ | OS-SAL | AUD | 19/12/2005 | -26222 | | -315196.8 | |
| CP | AMPEQ | OS-SAL | AUD | 20/12/2005 | -13520 | | -162570 | |
| CP | AMPEQ | OS-SAL | AUD | 21/12/2005 | -5245 | | -63752.31 | |
| CP | AMPEQ | OS-SAL | AUD | 11/01/2006 | -25380 | | -310338.7 | |
| CP | AMPEQ | OS-SAL | AUD | 11/01/2006 | -109294 | | -1335704 | |
| CP | AMPEQ | OS-SAL | AUD | 11/01/2006 | -7560 | | -92658.38 | |
| CP | AMPEQ | OS-SAL | AUD | 12/01/2006 | -11710 | | -142598.7 | |
| CP | AMPEQ | OS-SAL | AUD | 12/01/2006 | -4428 | | -54064.99 | |
| CP | AMPEQ | OS-SAL | AUD | 13/01/2006 | -10854 | | -130392.8 | |
| CP | AMPEQ | OS-SAL | AUD | 13/01/2006 | -1350 | | -16240.5 | |
| CP | AMPEQ | OS-SAL | AUD | 16/01/2006 | -19064 | | -228847.3 | |
| CP | AMPEQ | OS-SAL | AUD | 16/01/2006 | -5447 | | -65739.81 | |
| CP | AMPEQ | OS-SAL | AUD | 16/01/2006 | -1242 | | -14916.42 | |
| CP | AMPEQ | OS-SAL | AUD | 17/01/2006 | -16157 | | -193160 | |
| CP | AMPEQ | OS-SAL | AUD | 17/01/2006 | -2464 | | -29495.92 | |
| CP | AMPEQ | OS-SAL | AUD | 18/01/2006 | -16426 | | -190500.6 | |
| CP | AMPEQ | OS-SAL | AUD | 18/01/2006 | -27377 | | -316213.3 | |
| CP | AMPEQ | OS-SAL | AUD | 18/01/2006 | -8213 | | -95436.27 | |
| CP | AMPEQ | OS-SAL | AUD | 19/01/2006 | -8213 | | -95554.23 | |
| CP | AMPEQ | OS-SAL | AUD | 30/01/2006 | -20000 | | -231501.3 | |
| CP | AMPEQ | OS-SAL | AUD | 06/02/2006 | -62000 | | -699342.7 | |
| CP | AMPEQ | OS-PUR | AUD | 20/02/2006 | 17348 | | 197383.5 | |
| CP | AMPEQ | OS-PUR | AUD | 01/03/2006 | 71768 | | 863077.5 | |
| CP | AMPEQ | OS-PUR | AUD | 02/03/2006 | 23492 | | 291043.9 | |
| CP | AMPEQ | OS-PUR | AUD | 03/03/2006 | 27773 | | 355553.3 | |
| CP | AMPEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | AMPEQ | OS-PUR | AUD | 06/03/2006 | 33202 | | 425805 | |
| CP | AMPEQ | OS-PUR | AUD | 07/03/2006 | 59994 | | 764934.8 | |
| CP | AMPEQ | OS-PUR | AUD | 08/03/2006 | 11254 | | 141798.2 | |
| CP | AMPEQ | OS-PUR | AUD | 09/03/2006 | 12342 | | 158492.5 | |
| CP | AMPEQ | OS-PUR | AUD | 09/03/2006 | 27252 | | 349782.3 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | AMPEQ | OS-PUR | AUD | 10/03/2006 | 5616 | | 72698.48 | |
| CP | AMPEQ | OS-PUR | AUD | 10/03/2006 | 14351 | | 185734.7 | |
| CP | AMPEQ | OS-PUR | AUD | 13/03/2006 | 13704 | | 179567.5 | |
| CP | AMPEQ | OS-PUR | AUD | 13/03/2006 | 4796 | | 62791.45 | |
| CP | AMPEQ | OS-PUR | AUD | 14/03/2006 | 8253 | | 108505.5 | |
| CP | AMPEQ | OS-PUR | AUD | 14/03/2006 | 3719 | | 48631.96 | |
| | | | | | | -326205 | | -3683192.75 |
| CP | ASBAE | OS-SAL | AUD | 08/12/2005 | -23 | | -279.65 | |
| CP | ASBAE | OS-SAL | AUD | 08/12/2005 | -170 | | -2068.98 | |
| CP | ASBAE | OS-SAL | AUD | 09/12/2005 | -281 | | -3362.14 | |
| CP | ASBAE | OS-SAL | AUD | 09/12/2005 | -945 | | -11264.52 | |
| CP | ASBAE | OS-SAL | AUD | 12/12/2005 | -906 | | -10799.63 | |
| CP | ASBAE | OS-SAL | AUD | 12/12/2005 | -442 | | -5303.44 | |
| CP | ASBAE | OS-SAL | AUD | 13/12/2005 | -157 | | -1873.05 | |
| CP | ASBAE | OS-SAL | AUD | 13/12/2005 | -107 | | -1278.27 | |
| CP | ASBAE | OS-SAL | AUD | 14/12/2005 | -782 | | -9377.47 | |
| CP | ASBAE | OS-SAL | AUD | 15/12/2005 | -465 | | -5637.67 | |
| CP | ASBAE | OS-SAL | AUD | 16/12/2005 | -165 | | -1978.51 | |
| CP | ASBAE | OS-SAL | AUD | 19/12/2005 | -453 | | -5445.54 | |
| CP | ASBAE | OS-SAL | AUD | 20/12/2005 | -234 | | -2813.89 | |
| CP | ASBAE | OS-SAL | AUD | 21/12/2005 | -89 | | -1081.85 | |
| CP | ASBAE | OS-SAL | AUD | 04/01/2006 | -130 | | -1581.6 | |
| CP | ASBAE | OS-SAL | AUD | 11/01/2006 | -641 | | -7838.43 | |
| CP | ASBAE | OS-SAL | AUD | 11/01/2006 | -2760 | | -33732.64 | |
| CP | ASBAE | OS-SAL | AUD | 11/01/2006 | -191 | | -2340.97 | |
| CP | ASBAE | OS-SAL | AUD | 12/01/2006 | -296 | | -3604.77 | |
| CP | ASBAE | OS-SAL | AUD | 12/01/2006 | -112 | | -1367.5 | |
| CP | ASBAE | OS-SAL | AUD | 13/01/2006 | -274 | | -3291.86 | |
| CP | ASBAE | OS-SAL | AUD | 13/01/2006 | -35 | | -421.05 | |
| CP | ASBAE | OS-SAL | AUD | 16/01/2006 | -772 | | -9317.85 | |
| CP | ASBAE | OS-SAL | AUD | 16/01/2006 | -2700 | | -32413.26 | |
| CP | ASBAE | OS-SAL | AUD | 16/01/2006 | -32 | | -384.32 | |
| CP | ASBAE | OS-SAL | AUD | 17/01/2006 | -744 | | -8895.22 | |
| CP | ASBAE | OS-SAL | AUD | 17/01/2006 | -113 | | -1352.78 | |
| CP | ASBAE | OS-SAL | AUD | 18/01/2006 | -756 | | -8768.26 | |
| CP | ASBAE | OS-SAL | AUD | 18/01/2006 | -378 | | -4392.69 | |
| CP | ASBAE | OS-SAL | AUD | 18/01/2006 | -1260 | | -14554.32 | |
| CP | ASBAE | OS-SAL | AUD | 19/01/2006 | -378 | | -4398.12 | |
| CP | ASBAE | OS-SAL | AUD | 15/02/2006 | -100 | | -1136.9 | |
| CP | ASBAE | OS-PUR | AUD | 20/02/2006 | 1217 | | 13846.02 | |
| CP | ASBAE | OS-PUR | AUD | 01/03/2006 | 1906 | | 22920.01 | |
| CP | ASBAE | OS-PUR | AUD | 02/03/2006 | 610 | | 7556.86 | |
| CP | ASBAE | OS-PUR | AUD | 03/03/2006 | 721 | | 9229.76 | |
| CP | ASBAE | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | ASBAE | OS-PUR | AUD | 06/03/2006 | 862 | | 11054.19 | |
| CP | ASBAE | OS-PUR | AUD | 07/03/2006 | 1558 | | 19863.56 | |
| CP | ASBAE | OS-PUR | AUD | 08/03/2006 | 292 | | 3678.91 | |
| CP | ASBAE | OS-PUR | AUD | 09/03/2006 | 708 | | 9086.69 | |
| CP | ASBAE | OS-PUR | AUD | 09/03/2006 | 320 | | 4109.1 | |
| CP | ASBAE | OS-PUR | AUD | 10/03/2006 | 372 | | 4814.23 | |
| CP | ASBAE | OS-PUR | AUD | 10/03/2006 | 146 | | 1889.83 | |
| CP | ASBAE | OS-PUR | AUD | 13/03/2006 | 124 | | 1623.37 | |
| CP | ASBAE | OS-PUR | AUD | 13/03/2006 | 356 | | 4664.48 | |
| CP | ASBAE | OS-PUR | AUD | 14/03/2006 | 97 | | 1268.35 | |
| CP | ASBAE | OS-PUR | AUD | 14/03/2006 | 214 | | 2813.37 | |
| | | | | | | -7388 | | -83938.42 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | CEQU | OS-SAL | AUD | 28/11/2005 | -1575 | | -19951.24 | |
| CP | CEQU | OS-SAL | AUD | 08/12/2005 | -387 | | -4705.06 | |
| CP | CEQU | OS-SAL | AUD | 08/12/2005 | -2899 | | -35280.06 | |
| CP | CEQU | OS-SAL | AUD | 09/12/2005 | -4789 | | -57296.38 | |
| CP | CEQU | OS-SAL | AUD | 09/12/2005 | -16105 | | -191961.6 | |
| CP | CEQU | OS-SAL | AUD | 12/12/2005 | -15733 | | -187527.6 | |
| CP | CEQU | OS-SAL | AUD | 12/12/2005 | -7675 | | -92084.47 | |
| CP | CEQU | OS-SAL | AUD | 13/12/2005 | -2721 | | -32460.04 | |
| CP | CEQU | OS-SAL | AUD | 13/12/2005 | -1857 | | -22183.18 | |
| CP | CEQU | OS-SAL | AUD | 14/12/2005 | -13577 | | -162800.4 | |
| CP | CEQU | OS-SAL | AUD | 15/12/2005 | -8080 | | -97955.89 | |
| CP | CEQU | OS-SAL | AUD | 16/12/2005 | -2861 | | -34303.95 | |
| CP | CEQU | OS-SAL | AUD | 19/12/2005 | -7867 | | -94563.85 | |
| CP | CEQU | OS-SAL | AUD | 20/12/2005 | -4056 | | -48771.01 | |
| CP | CEQU | OS-SAL | AUD | 21/12/2005 | -1573 | | -19119.62 | |
| CP | CEQU | OS-SAL | AUD | 04/01/2006 | -1000 | | -12165.35 | |
| CP | CEQU | OS-SAL | AUD | 11/01/2006 | -7520 | | -91952.2 | |
| CP | CEQU | OS-SAL | AUD | 11/01/2006 | -32383 | | -395759.2 | |
| CP | CEQU | OS-SAL | AUD | 11/01/2006 | -2240 | | -27454.34 | |
| CP | CEQU | OS-SAL | AUD | 12/01/2006 | -3470 | | -42255.98 | |
| CP | CEQU | OS-SAL | AUD | 12/01/2006 | -1312 | | -16019.26 | |
| CP | CEQU | OS-SAL | AUD | 13/01/2006 | -3216 | | -38634.89 | |
| CP | CEQU | OS-SAL | AUD | 13/01/2006 | -400 | | -4812 | |
| CP | CEQU | OS-SAL | AUD | 16/01/2006 | -1614 | | -19479.36 | |
| CP | CEQU | OS-SAL | AUD | 16/01/2006 | -5648 | | -67799.5 | |
| CP | CEQU | OS-SAL | AUD | 16/01/2006 | -368 | | -4419.68 | |
| CP | CEQU | OS-SAL | AUD | 17/01/2006 | -4787 | | -57229.48 | |
| CP | CEQU | OS-SAL | AUD | 17/01/2006 | -730 | | -8738.65 | |
| CP | CEQU | OS-SAL | AUD | 18/01/2006 | -4867 | | -56445.05 | |
| CP | CEQU | OS-SAL | AUD | 18/01/2006 | -2433 | | -28271.82 | |
| CP | CEQU | OS-SAL | AUD | 18/01/2006 | -8112 | | -93696.25 | |
| CP | CEQU | OS-SAL | AUD | 19/01/2006 | -2434 | | -28318.4 | |
| CP | CEQU | OS-SAL | AUD | 30/01/2006 | -6000 | | -69450.38 | |
| CP | CEQU | OS-SAL | AUD | 06/02/2006 | -18000 | | -203035 | |
| CP | CEQU | OS-PUR | AUD | 20/02/2006 | 4870 | | 55410.28 | |
| CP | CEQU | OS-PUR | AUD | 01/03/2006 | 21306 | | 256224.6 | |
| CP | CEQU | OS-PUR | AUD | 02/03/2006 | 6940 | | 85980.12 | |
| CP | CEQU | OS-PUR | AUD | 03/03/2006 | 8205 | | 105041.4 | |
| CP | CEQU | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | CEQU | OS-PUR | AUD | 06/03/2006 | 9809 | | 125797.3 | |
| CP | CEQU | OS-PUR | AUD | 07/03/2006 | 17724 | | 225984.4 | |
| CP | CEQU | OS-PUR | AUD | 08/03/2006 | 3325 | | 41894.35 | |
| CP | CEQU | OS-PUR | AUD | 09/03/2006 | 8052 | | 103348.3 | |
| CP | CEQU | OS-PUR | AUD | 09/03/2006 | 3646 | | 46820.92 | |
| CP | CEQU | OS-PUR | AUD | 10/03/2006 | 4240 | | 54875.27 | |
| CP | CEQU | OS-PUR | AUD | 10/03/2006 | 1659 | | 21475.57 | |
| CP | CEQU | OS-PUR | AUD | 13/03/2006 | 1417 | | 18552.02 | |
| CP | CEQU | OS-PUR | AUD | 13/03/2006 | 4049 | | 53055.23 | |
| CP | CEQU | OS-PUR | AUD | 14/03/2006 | 1099 | | 14371.21 | |
| CP | CEQU | OS-PUR | AUD | 14/03/2006 | 2438 | | 32053.37 | |
| | | | | | | -99510 | | -1126016.8 |
| CP | CFSHK | OS-SAL | AUD | 19/01/2006 | -31653 | | -370156.5 | |
| | | | | | | -31653 | | -370156.51 |
| CP | CIMP | OS-SAL | AUD | 28/11/2005 | -24152 | | -305944.4 | |
| CP | CIMP | OS-SAL | AUD | 08/12/2005 | -5788 | | -70369.15 | |
| CP | CIMP | OS-SAL | AUD | 08/12/2005 | -43327 | | -527278.1 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | CIMP | OS-SAL | AUD | 09/12/2005 | -240708 | | -2869090 | |
| CP | CIMP | OS-SAL | AUD | 09/12/2005 | -71573 | | -856311 | |
| CP | CIMP | OS-SAL | AUD | 12/12/2005 | -241478 | | -2878268 | |
| CP | CIMP | OS-SAL | AUD | 12/12/2005 | -117802 | | -1413386 | |
| CP | CIMP | OS-SAL | AUD | 13/12/2005 | -41767 | | -498257.4 | |
| CP | CIMP | OS-SAL | AUD | 13/12/2005 | -28492 | | -340357.2 | |
| CP | CIMP | OS-SAL | AUD | 14/12/2005 | -208393 | | -2498818 | |
| CP | CIMP | OS-SAL | AUD | 15/12/2005 | -124015 | | -1503465 | |
| CP | CIMP | OS-SAL | AUD | 16/12/2005 | -43911 | | -526501.5 | |
| CP | CIMP | OS-SAL | AUD | 19/12/2005 | -120739 | | -1451321 | |
| CP | CIMP | OS-SAL | AUD | 20/12/2005 | -62255 | | -748579.5 | |
| CP | CIMP | OS-SAL | AUD | 21/12/2005 | -24148 | | -293515.9 | |
| CP | CIMP | OS-SAL | AUD | 04/01/2006 | -24000 | | -291968.3 | |
| CP | CIMP | OS-SAL | AUD | 11/01/2006 | -113398 | | -1386595 | |
| CP | CIMP | OS-SAL | AUD | 11/01/2006 | -488325 | | -5967919 | |
| CP | CIMP | OS-SAL | AUD | 11/01/2006 | -33779 | | -414008.9 | |
| CP | CIMP | OS-SAL | AUD | 12/01/2006 | -52319 | | -637115.4 | |
| CP | CIMP | OS-SAL | AUD | 12/01/2006 | -19785 | | -241570.9 | |
| CP | CIMP | OS-SAL | AUD | 13/01/2006 | -48496 | | -582598.8 | |
| CP | CIMP | OS-SAL | AUD | 13/01/2006 | -6032 | | -72564.96 | |
| CP | CIMP | OS-SAL | AUD | 16/01/2006 | -24337 | | -293723.1 | |
| CP | CIMP | OS-SAL | AUD | 16/01/2006 | -85178 | | -1022490 | |
| CP | CIMP | OS-SAL | AUD | 16/01/2006 | -5550 | | -66655.5 | |
| CP | CIMP | OS-SAL | AUD | 17/01/2006 | -72190 | | -863044.9 | |
| CP | CIMP | OS-SAL | AUD | 17/01/2006 | -11009 | | -131785.9 | |
| CP | CIMP | OS-SAL | AUD | 18/01/2006 | -73392 | | -851164.1 | |
| CP | CIMP | OS-SAL | AUD | 18/01/2006 | -36696 | | -426412.9 | |
| CP | CIMP | OS-SAL | AUD | 18/01/2006 | -122320 | | -1412836 | |
| CP | CIMP | OS-SAL | AUD | 19/01/2006 | -36696 | | -426940 | |
| CP | CIMP | OS-SAL | AUD | 30/01/2006 | -22000 | | -254651.4 | |
| CP | CIMP | OS-SAL | AUD | 31/01/2006 | -56000 | | -648292.9 | |
| CP | CIMP | OS-PUR | AUD | 20/02/2006 | 88261 | | 1004223 | |
| CP | CIMP | OS-PUR | AUD | 01/03/2006 | 289313 | | 3479260 | |
| CP | CIMP | OS-PUR | AUD | 02/03/2006 | 99690 | | 1235066 | |
| CP | CIMP | OS-PUR | AUD | 03/03/2006 | 117857 | | 1508820 | |
| CP | CIMP | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | CIMP | OS-PUR | AUD | 06/03/2006 | 140895 | | 1806933 | |
| CP | CIMP | OS-PUR | AUD | 07/03/2006 | 254587 | | 3246032 | |
| CP | CIMP | OS-PUR | AUD | 08/03/2006 | 47757 | | 601728.9 | |
| CP | CIMP | OS-PUR | AUD | 09/03/2006 | 52374 | | 672572.4 | |
| CP | CIMP | OS-PUR | AUD | 09/03/2006 | 115645 | | 1484316 | |
| CP | CIMP | OS-PUR | AUD | 10/03/2006 | 60901 | | 788197.8 | |
| CP | CIMP | OS-PUR | AUD | 10/03/2006 | 23831 | | 308489.6 | |
| CP | CIMP | OS-PUR | AUD | 13/03/2006 | 58153 | | 761995.7 | |
| CP | CIMP | OS-PUR | AUD | 13/03/2006 | 20353 | | 266470.9 | |
| CP | CIMP | OS-PUR | AUD | 14/03/2006 | 35021 | | 460435.2 | |
| CP | CIMP | OS-PUR | AUD | 14/03/2006 | 15784 | | 206401.4 | |
| | | | | | | -1309628 | | -14942858.3 |
| CP | MACEQ | OS-SAL | AUD | 28/11/2005 | -294 | | -3724.47 | |
| CP | MACEQ | OS-SAL | AUD | 08/12/2005 | -595 | | -7241.45 | |
| CP | MACEQ | OS-SAL | AUD | 08/12/2005 | -80 | | -972.68 | |
| CP | MACEQ | OS-SAL | AUD | 09/12/2005 | -984 | | -11773.47 | |
| CP | MACEQ | OS-SAL | AUD | 09/12/2005 | -3308 | | -39431.77 | |
| CP | MACEQ | OS-SAL | AUD | 12/12/2005 | -1582 | | -18981.99 | |
| CP | MACEQ | OS-SAL | AUD | 12/12/2005 | -3242 | | -38645.05 | |
| CP | MACEQ | OS-SAL | AUD | 13/12/2005 | -561 | | -6692.85 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | MACEQ | OS-SAL | AUD | 13/12/2005 | -382 | | -4563.54 | |
| CP | MACEQ | OS-SAL | AUD | 14/12/2005 | -2798 | | -33552.63 | |
| CP | MACEQ | OS-SAL | AUD | 15/12/2005 | -1665 | | -20186.49 | |
| CP | MACEQ | OS-SAL | AUD | 16/12/2005 | -590 | | -7074.66 | |
| CP | MACEQ | OS-SAL | AUD | 19/12/2005 | -1621 | | -19486.16 | |
| CP | MACEQ | OS-SAL | AUD | 20/12/2005 | -836 | | -10053.03 | |
| CP | MACEQ | OS-SAL | AUD | 21/12/2005 | -323 | | -3926.27 | |
| CP | MACEQ | OS-SAL | AUD | 04/01/2006 | -200 | | -2433.22 | |
| CP | MACEQ | OS-SAL | AUD | 11/01/2006 | -6991 | | -85443.79 | |
| CP | MACEQ | OS-SAL | AUD | 11/01/2006 | -1624 | | -19859.01 | |
| CP | MACEQ | OS-SAL | AUD | 11/01/2006 | -484 | | -5932.1 | |
| CP | MACEQ | OS-SAL | AUD | 12/01/2006 | -749 | | -9121.53 | |
| CP | MACEQ | OS-SAL | AUD | 12/01/2006 | -284 | | -3467.58 | |
| CP | MACEQ | OS-SAL | AUD | 13/01/2006 | -694 | | -8337.77 | |
| CP | MACEQ | OS-SAL | AUD | 13/01/2006 | -87 | | -1046.61 | |
| CP | MACEQ | OS-SAL | AUD | 16/01/2006 | -348 | | -4200.27 | |
| CP | MACEQ | OS-SAL | AUD | 16/01/2006 | -1220 | | -14645.99 | |
| CP | MACEQ | OS-SAL | AUD | 16/01/2006 | -80 | | -960.8 | |
| CP | MACEQ | OS-SAL | AUD | 17/01/2006 | -1033 | | -12350.48 | |
| CP | MACEQ | OS-SAL | AUD | 17/01/2006 | -158 | | -1891.5 | |
| CP | MACEQ | OS-SAL | AUD | 18/01/2006 | -1751 | | -20225.89 | |
| CP | MACEQ | OS-SAL | AUD | 18/01/2006 | -525 | | -6100.96 | |
| CP | MACEQ | OS-SAL | AUD | 18/01/2006 | -1051 | | -12189.74 | |
| CP | MACEQ | OS-SAL | AUD | 19/01/2006 | -525 | | -6108.5 | |
| CP | MACEQ | OS-SAL | AUD | 30/01/2006 | -1100 | | -12733.37 | |
| CP | MACEQ | OS-SAL | AUD | 06/02/2006 | -4000 | | -45121.71 | |
| CP | MACEQ | OS-PUR | AUD | 20/02/2006 | 1217 | | 13846.02 | |
| CP | MACEQ | OS-PUR | AUD | 01/03/2006 | 4598 | | 55291.81 | |
| CP | MACEQ | OS-PUR | AUD | 02/03/2006 | 1493 | | 18495.72 | |
| CP | MACEQ | OS-PUR | AUD | 03/03/2006 | 1765 | | 22594.33 | |
| CP | MACEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | MACEQ | OS-PUR | AUD | 06/03/2006 | 2110 | | 27058.39 | |
| CP | MACEQ | OS-PUR | AUD | 07/03/2006 | 3813 | | 48613.44 | |
| CP | MACEQ | OS-PUR | AUD | 08/03/2006 | 715 | | 9008.29 | |
| CP | MACEQ | OS-PUR | AUD | 09/03/2006 | 1732 | | 22229.01 | |
| CP | MACEQ | OS-PUR | AUD | 09/03/2006 | 785 | | 10080.13 | |
| CP | MACEQ | OS-PUR | AUD | 10/03/2006 | 912 | | 11802.62 | |
| CP | MACEQ | OS-PUR | AUD | 10/03/2006 | 357 | | 4621.03 | |
| CP | MACEQ | OS-PUR | AUD | 13/03/2006 | 305 | | 3992.96 | |
| CP | MACEQ | OS-PUR | AUD | 13/03/2006 | 871 | | 11412.26 | |
| CP | MACEQ | OS-PUR | AUD | 14/03/2006 | 236 | | 3085.9 | |
| CP | MACEQ | OS-PUR | AUD | 14/03/2006 | 525 | | 6901.96 | |
| | | | | | | -20331 | | -229443.46 |
| CP | MACSN | OS-SAL | AUD | 01/12/2005 | -8194 | | -100801.6 | |
| CP | MACSN | OS-SAL | AUD | 29/12/2005 | -7543 | | -92288.49 | |
| CP | MACSN | OS-SAL | AUD | 01/02/2006 | -3115 | | -36006.35 | |
| CP | MACSN | OS-SAL | AUD | 02/02/2006 | -4129 | | -47368.63 | |
| CP | MACSN | OS-PUR | AUD | 15/02/2006 | 3787 | | 43306.63 | |
| CP | MACSN | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -19194 | | -233158.48 |
| CP | NOME | OS-SAL | AUD | 22/11/2005 | -2950 | | -36058.34 | |
| CP | NOME | OS-SAL | AUD | 19/12/2005 | -2839 | | -34111.4 | |
| CP | NOME | OS-SAL | AUD | 27/01/2006 | -1612 | | -18918.25 | |
| CP | NOME | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -7401 | | -89087.99 |
| CP | QCSF | OS-SAL | AUD | 28/11/2005 | -683 | | -8651.87 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | QCSF | OS-SAL | AUD | 08/12/2005 | -173 | | -2103.3 | |
| CP | QCSF | OS-SAL | AUD | 08/12/2005 | -1292 | | -15723.3 | |
| CP | QCSF | OS-SAL | AUD | 09/12/2005 | -2134 | | -25531.53 | |
| CP | QCSF | OS-SAL | AUD | 09/12/2005 | -7178 | | -85557.3 | |
| CP | QCSF | OS-SAL | AUD | 12/12/2005 | -7151 | | -85235.47 | |
| CP | QCSF | OS-SAL | AUD | 12/12/2005 | -3489 | | -41860.94 | |
| CP | QCSF | OS-SAL | AUD | 13/12/2005 | -1237 | | -14756.73 | |
| CP | QCSF | OS-SAL | AUD | 13/12/2005 | -844 | | -10082.18 | |
| CP | QCSF | OS-SAL | AUD | 14/12/2005 | -6172 | | -74007.8 | |
| CP | QCSF | OS-SAL | AUD | 15/12/2005 | -3673 | | -44528.71 | |
| CP | QCSF | OS-SAL | AUD | 16/12/2005 | -1300 | | -15587.25 | |
| CP | QCSF | OS-SAL | AUD | 19/12/2005 | -3576 | | -42984.66 | |
| CP | QCSF | OS-SAL | AUD | 20/12/2005 | -1844 | | -22173.01 | |
| CP | QCSF | OS-SAL | AUD | 21/12/2005 | -714 | | -8678.59 | |
| CP | QCSF | OS-SAL | AUD | 11/01/2006 | -3546 | | -43359.37 | |
| CP | QCSF | OS-SAL | AUD | 11/01/2006 | -15272 | | -186642.2 | |
| CP | QCSF | OS-SAL | AUD | 11/01/2006 | -1057 | | -12955.01 | |
| CP | QCSF | OS-SAL | AUD | 12/01/2006 | -1636 | | -19922.42 | |
| CP | QCSF | OS-SAL | AUD | 12/01/2006 | -619 | | -7557.87 | |
| CP | QCSF | OS-SAL | AUD | 13/01/2006 | -1517 | | -18224.23 | |
| CP | QCSF | OS-SAL | AUD | 13/01/2006 | -189 | | -2273.67 | |
| CP | QCSF | OS-SAL | AUD | 16/01/2006 | -761 | | -9184.51 | |
| CP | QCSF | OS-SAL | AUD | 16/01/2006 | -2664 | | -31979.09 | |
| CP | QCSF | OS-SAL | AUD | 16/01/2006 | -174 | | -2089.74 | |
| CP | QCSF | OS-SAL | AUD | 17/01/2006 | -2258 | | -26994.81 | |
| CP | QCSF | OS-SAL | AUD | 17/01/2006 | -344 | | -4117.94 | |
| CP | QCSF | OS-SAL | AUD | 18/01/2006 | -2295 | | -26616.27 | |
| CP | QCSF | OS-SAL | AUD | 18/01/2006 | -1148 | | -13339.93 | |
| CP | QCSF | OS-SAL | AUD | 18/01/2006 | -3825 | | -44180 | |
| CP | QCSF | OS-SAL | AUD | 19/01/2006 | -1148 | | -13356.41 | |
| CP | QCSF | OS-SAL | AUD | 30/01/2006 | -1000 | | -11575.07 | |
| CP | QCSF | OS-SAL | AUD | 31/01/2006 | -1500 | | -17364.99 | |
| CP | QCSF | OS-SAL | AUD | 23/02/2006 | -42229 | | -475076.3 | |
| | | | | | | -124642 | | -1464272.44 |
| CP | UTIND | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CP | WDEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CP | WEQC | OS-SAL | AUD | 01/12/2005 | -49047 | | -603325.1 | |
| CP | WEQC | OS-SAL | AUD | 01/02/2006 | -15228 | | -176007.5 | |
| CP | WEQC | OS-SAL | AUD | 02/02/2006 | -33022 | | -378805.8 | |
| CP | WEQC | OS-PUR | AUD | 15/02/2006 | 45280 | | 517842.9 | |
| CP | WEQC | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -52017 | | -640295.53 |
| CP | WEQI | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CP | WEQL | OS-SAL | AUD | 01/12/2005 | -21911 | | -269978.5 | |
| CP | WEQL | OS-SAL | AUD | 16/01/2006 | -12122 | | -145588.3 | |
| CP | WEQL | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -34033 | | -415566.77 |
| CP | WEQU | OS-SAL | AUD | 28/11/2005 | -18377 | | -232789.8 | |
| CP | WEQU | OS-SAL | AUD | 08/12/2005 | -4243 | | -51585.41 | |
| CP | WEQU | OS-SAL | AUD | 08/12/2005 | -31763 | | -386547.3 | |
| CP | WEQU | OS-SAL | AUD | 09/12/2005 | -176462 | | -2103317 | |
| CP | WEQU | OS-SAL | AUD | 09/12/2005 | -52469 | | -627747.7 | |
| CP | WEQU | OS-SAL | AUD | 12/12/2005 | -175447 | | -2091219 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | WEQU | OS-SAL | AUD | 12/12/2005 | -85590 | | -1026907 | |
| CP | WEQU | OS-SAL | AUD | 13/12/2005 | -20701 | | -247288.2 | |
| CP | WEQU | OS-SAL | AUD | 13/12/2005 | -30346 | | -362011.2 | |
| CP | WEQU | OS-SAL | AUD | 14/12/2005 | -151409 | | -1815529 | |
| CP | WEQU | OS-SAL | AUD | 15/12/2005 | -90104 | | -1092354 | |
| CP | WEQU | OS-SAL | AUD | 16/12/2005 | -31904 | | -382535.2 | |
| CP | WEQU | OS-SAL | AUD | 19/12/2005 | -87723 | | -1054458 | |
| CP | WEQU | OS-SAL | AUD | 20/12/2005 | -45232 | | -543888 | |
| CP | WEQU | OS-SAL | AUD | 21/12/2005 | -17544 | | -213245.1 | |
| CP | WEQU | OS-SAL | AUD | 04/01/2006 | -4000 | | -48661.38 | |
| CP | WEQU | OS-SAL | AUD | 11/01/2006 | -82634 | | -1010423 | |
| CP | WEQU | OS-SAL | AUD | 11/01/2006 | -355848 | | -4348891 | |
| CP | WEQU | OS-SAL | AUD | 11/01/2006 | -24615 | | -301691.3 | |
| CP | WEQU | OS-SAL | AUD | 12/01/2006 | -38125 | | -464267.8 | |
| CP | WEQU | OS-SAL | AUD | 12/01/2006 | -14417 | | -176028.7 | |
| CP | WEQU | OS-SAL | AUD | 13/01/2006 | -35339 | | -424539.3 | |
| CP | WEQU | OS-SAL | AUD | 13/01/2006 | -4395 | | -52871.85 | |
| CP | WEQU | OS-SAL | AUD | 16/01/2006 | -62071 | | -745110.2 | |
| CP | WEQU | OS-SAL | AUD | 16/01/2006 | -17734 | | -214031.5 | |
| CP | WEQU | OS-SAL | AUD | 16/01/2006 | -4044 | | -48568.44 | |
| CP | WEQU | OS-SAL | AUD | 17/01/2006 | -52606 | | -628914.5 | |
| CP | WEQU | OS-SAL | AUD | 17/01/2006 | -8022 | | -96029.32 | |
| CP | WEQU | OS-SAL | AUD | 18/01/2006 | -53482 | | -620257.8 | |
| CP | WEQU | OS-SAL | AUD | 18/01/2006 | -26741 | | -310734.4 | |
| CP | WEQU | OS-SAL | AUD | 18/01/2006 | -89136 | | -1029550 | |
| CP | WEQU | OS-SAL | AUD | 19/01/2006 | -26741 | | -311118.4 | |
| CP | WEQU | OS-SAL | AUD | 30/01/2006 | -70000 | | -810254.4 | |
| CP | WEQU | OS-SAL | AUD | 06/02/2006 | -202000 | | -2278504 | |
| CP | WEQU | OS-PUR | AUD | 20/02/2006 | 54783 | | 623314.5 | |
| CP | WEQU | OS-PUR | AUD | 01/03/2006 | 231563 | | 2784762 | |
| CP | WEQU | OS-PUR | AUD | 02/03/2006 | 75503 | | 935411.6 | |
| CP | WEQU | OS-PUR | AUD | 03/03/2006 | 89263 | | 1142756 | |
| CP | WEQU | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | WEQU | OS-PUR | AUD | 06/03/2006 | 106711 | | 1368534 | |
| CP | WEQU | OS-PUR | AUD | 07/03/2006 | 192820 | | 2458491 | |
| CP | WEQU | OS-PUR | AUD | 08/03/2006 | 36171 | | 455747.5 | |
| CP | WEQU | OS-PUR | AUD | 09/03/2006 | 87588 | | 1124201 | |
| CP | WEQU | OS-PUR | AUD | 09/03/2006 | 39667 | | 509392.6 | |
| CP | WEQU | OS-PUR | AUD | 10/03/2006 | 18049 | | 233642.3 | |
| CP | WEQU | OS-PUR | AUD | 10/03/2006 | 46126 | | 596975.6 | |
| CP | WEQU | OS-PUR | AUD | 13/03/2006 | 15415 | | 201820.3 | |
| CP | WEQU | OS-PUR | AUD | 13/03/2006 | 44044 | | 577121.4 | |
| CP | WEQU | OS-PUR | AUD | 14/03/2006 | 11955 | | 156331 | |
| CP | WEQU | OS-PUR | AUD | 14/03/2006 | 26524 | | 348721.8 | |
| | | | | | | -1115082 | | -12634645.1 |
| CP | WGRS | OS-SAL | AUD | 15/11/2005 | -65000 | | -769125.6 | |
| CP | WGRS | OS-SAL | AUD | 15/11/2005 | -610000 | | -7214540 | |
| CP | WGRS | OS-PUR | AUD | 10/01/2006 | 160000 | | 1965023 | |
| CP | WGRS | OS-PUR | AUD | 11/01/2006 | 140000 | | 1715896 | |
| CP | WGRS | OS-PUR | AUD | 12/01/2006 | 82000 | | 1001204 | |
| CP | WGRS | OS-PUR | AUD | 13/01/2006 | 25000 | | 300750 | |
| CP | WGRS | OS-PUR | AUD | 16/01/2006 | 23000 | | 276230 | |
| CP | WGRS | OS-PUR | AUD | 24/01/2006 | 70000 | | 824305.9 | |
| CP | WGRS | OS-PUR | AUD | 02/03/2006 | 151200 | | 1873227 | |
| CP | WGRS | OS-PUR | AUD | 03/03/2006 | 178755 | | 2288443 | |
| CP | WGRS | DIV | AUD | 06/03/2006 | 0 | | 0 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | WGRS | OS-PUR | AUD | 06/03/2006 | 213696 | | 2740583 | |
| CP | WGRS | OS-PUR | AUD | 07/03/2006 | 386134 | | 4923281 | |
| CP | WGRS | OS-PUR | AUD | 08/03/2006 | 72434 | | 912654.2 | |
| CP | WGRS | OS-PUR | AUD | 09/03/2006 | 175401 | | 2251308 | |
| CP | WGRS | OS-PUR | AUD | 09/03/2006 | 79435 | | 1020082 | |
| CP | WGRS | OS-PUR | AUD | 10/03/2006 | 36144 | | 467880 | |
| CP | WGRS | OS-PUR | AUD | 10/03/2006 | 92370 | | 1195478 | |
| CP | WGRS | OS-PUR | AUD | 13/03/2006 | 30870 | | 404164.4 | |
| CP | WGRS | OS-PUR | AUD | 13/03/2006 | 88200 | | 1155710 | |
| CP | WGRS | OS-PUR | AUD | 14/03/2006 | 23940 | | 313054.4 | |
| CP | WGRS | OS-PUR | AUD | 14/03/2006 | 53117 | | 698350.7 | |
| | | | | | | 1406696 | | 18343958.8 |
| CP | WIMP | OS-SAL | AUD | 28/11/2005 | -35178 | | -445615.8 | |
| CP | WIMP | OS-SAL | AUD | 08/12/2005 | -8691 | | -105663.1 | |
| CP | WIMP | OS-SAL | AUD | 08/12/2005 | -65072 | | -791909 | |
| CP | WIMP | OS-SAL | AUD | 09/12/2005 | -107489 | | -1286016 | |
| CP | WIMP | OS-SAL | AUD | 09/12/2005 | -361502 | | -4308879 | |
| CP | WIMP | OS-SAL | AUD | 12/12/2005 | -361383 | | -4307461 | |
| CP | WIMP | OS-SAL | AUD | 12/12/2005 | -176295 | | -2115183 | |
| CP | WIMP | OS-SAL | AUD | 13/12/2005 | -62504 | | -745638.5 | |
| CP | WIMP | OS-SAL | AUD | 13/12/2005 | -42640 | | -509365.1 | |
| CP | WIMP | OS-SAL | AUD | 14/12/2005 | -311868 | | -3739576 | |
| CP | WIMP | OS-SAL | AUD | 15/12/2005 | -185595 | | -2250015 | |
| CP | WIMP | OS-SAL | AUD | 16/12/2005 | -65714 | | -787923.8 | |
| CP | WIMP | OS-SAL | AUD | 19/12/2005 | -180691 | | -2171963 | |
| CP | WIMP | OS-SAL | AUD | 20/12/2005 | -93167 | | -1120278 | |
| CP | WIMP | OS-SAL | AUD | 21/12/2005 | -36143 | | -439313.6 | |
| CP | WIMP | OS-SAL | AUD | 04/01/2006 | -20670 | | -251457.7 | |
| CP | WIMP | OS-SAL | AUD | 11/01/2006 | -170397 | | -2083561 | |
| CP | WIMP | OS-SAL | AUD | 11/01/2006 | -733775 | | -8967613 | |
| CP | WIMP | OS-SAL | AUD | 11/01/2006 | -50754 | | -622061.3 | |
| CP | WIMP | OS-SAL | AUD | 12/01/2006 | -78616 | | -957347.5 | |
| CP | WIMP | OS-SAL | AUD | 12/01/2006 | -29727 | | -362960.7 | |
| CP | WIMP | OS-SAL | AUD | 13/01/2006 | -72872 | | -875435.9 | |
| CP | WIMP | OS-SAL | AUD | 13/01/2006 | -9062 | | -109015.9 | |
| CP | WIMP | OS-SAL | AUD | 16/01/2006 | -35067 | | -423223.4 | |
| CP | WIMP | OS-SAL | AUD | 16/01/2006 | -122736 | | -1473343 | |
| CP | WIMP | OS-SAL | AUD | 16/01/2006 | -8336 | | -100115.4 | |
| CP | WIMP | OS-SAL | AUD | 17/01/2006 | -104024 | | -1243626 | |
| CP | WIMP | OS-SAL | AUD | 17/01/2006 | -15863 | | -189891.9 | |
| CP | WIMP | OS-SAL | AUD | 18/01/2006 | -105753 | | -1226471 | |
| CP | WIMP | OS-SAL | AUD | 18/01/2006 | -52877 | | -614438.5 | |
| CP | WIMP | OS-SAL | AUD | 18/01/2006 | -176256 | | -2035814 | |
| CP | WIMP | OS-SAL | AUD | 19/01/2006 | -52876 | | -615186.3 | |
| CP | WIMP | OS-SAL | AUD | 30/01/2006 | -63000 | | -729229 | |
| CP | WIMP | OS-SAL | AUD | 31/01/2006 | -84000 | | -972439.3 | |
| CP | WIMP | OS-PUR | AUD | 20/02/2006 | 135434 | | 1540952 | |
| CP | WIMP | OS-PUR | AUD | 01/03/2006 | 440697 | | 5299795 | |
| CP | WIMP | OS-PUR | AUD | 02/03/2006 | 151638 | | 1878653 | |
| CP | WIMP | OS-PUR | AUD | 03/03/2006 | 179272 | | 2295062 | |
| CP | WIMP | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | WIMP | OS-PUR | AUD | 06/03/2006 | 214315 | | 2748521 | |
| CP | WIMP | OS-PUR | AUD | 07/03/2006 | 387251 | | 4937523 | |
| CP | WIMP | OS-PUR | AUD | 08/03/2006 | 72645 | | 915312.8 | |
| CP | WIMP | OS-PUR | AUD | 09/03/2006 | 175908 | | 2257798 | |
| CP | WIMP | OS-PUR | AUD | 09/03/2006 | 79665 | | 1023036 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | WIMP | OS-PUR | AUD | 10/03/2006 | 92638 | | 1198947 | |
| CP | WIMP | OS-PUR | AUD | 10/03/2006 | 36249 | | 469239.2 | |
| CP | WIMP | OS-PUR | AUD | 13/03/2006 | 30961 | | 405355.8 | |
| CP | WIMP | OS-PUR | AUD | 13/03/2006 | 88453 | | 1159025 | |
| CP | WIMP | OS-PUR | AUD | 14/03/2006 | 24010 | | 313969.7 | |
| CP | WIMP | OS-PUR | AUD | 14/03/2006 | 53271 | | 700375.4 | |
| | | | | | | -1918186 | | -21834466.7 |
| CP | WISC | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | | | 0 |
| CP | WISH | OS-SAL | AUD | 28/11/2005 | -14701 | | -186224.3 | |
| CP | WISH | OS-SAL | AUD | 08/12/2005 | -3397 | | -41299.92 | |
| CP | WISH | OS-SAL | AUD | 08/12/2005 | -25429 | | -309464.2 | |
| CP | WISH | OS-SAL | AUD | 09/12/2005 | -141274 | | -1683898 | |
| CP | WISH | OS-SAL | AUD | 09/12/2005 | -42007 | | -502578.6 | |
| CP | WISH | OS-SAL | AUD | 12/12/2005 | -142217 | | -1695138 | |
| CP | WISH | OS-SAL | AUD | 12/12/2005 | -69379 | | -832407.6 | |
| CP | WISH | OS-SAL | AUD | 13/12/2005 | -24598 | | -293440.7 | |
| CP | WISH | OS-SAL | AUD | 13/12/2005 | -16781 | | -200461 | |
| CP | WISH | OS-SAL | AUD | 14/12/2005 | -122732 | | -1471666 | |
| CP | WISH | OS-SAL | AUD | 15/12/2005 | -73038 | | -885458.3 | |
| CP | WISH | OS-SAL | AUD | 16/12/2005 | -25861 | | -310078.5 | |
| CP | WISH | OS-SAL | AUD | 19/12/2005 | -71108 | | -854740.8 | |
| CP | WISH | OS-SAL | AUD | 20/12/2005 | -36665 | | -440874.9 | |
| CP | WISH | OS-SAL | AUD | 21/12/2005 | -14221 | | -172854.5 | |
| CP | WISH | OS-SAL | AUD | 11/01/2006 | -64860 | | -793087.7 | |
| CP | WISH | OS-SAL | AUD | 11/01/2006 | -279306 | | -3413455 | |
| CP | WISH | OS-SAL | AUD | 11/01/2006 | -19320 | | -236793.7 | |
| CP | WISH | OS-SAL | AUD | 12/01/2006 | -29925 | | -364412.1 | |
| CP | WISH | OS-SAL | AUD | 12/01/2006 | -11316 | | -138166.1 | |
| CP | WISH | OS-SAL | AUD | 13/01/2006 | -27738 | | -333225.9 | |
| CP | WISH | OS-SAL | AUD | 13/01/2006 | -3450 | | -41503.5 | |
| CP | WISH | OS-SAL | AUD | 16/01/2006 | -13920 | | -168000.4 | |
| CP | WISH | OS-SAL | AUD | 16/01/2006 | -48719 | | -584830.7 | |
| CP | WISH | OS-SAL | AUD | 16/01/2006 | -3174 | | -38119.74 | |
| CP | WISH | OS-SAL | AUD | 17/01/2006 | -41290 | | -493629.6 | |
| CP | WISH | OS-SAL | AUD | 17/01/2006 | -6297 | | -75379.8 | |
| CP | WISH | OS-SAL | AUD | 18/01/2006 | -41978 | | -486840.1 | |
| CP | WISH | OS-SAL | AUD | 18/01/2006 | -20989 | | -243895.3 | |
| CP | WISH | OS-SAL | AUD | 18/01/2006 | -69963 | | -808095.5 | |
| CP | WISH | OS-SAL | AUD | 19/01/2006 | -20989 | | -244196.7 | |
| CP | WISH | OS-SAL | AUD | 30/01/2006 | -48900 | | -566020.6 | |
| CP | WISH | OS-SAL | AUD | 06/02/2006 | -160000 | | -1804755 | |
| CP | WISH | OS-PUR | AUD | 20/02/2006 | 46870 | | 533281.3 | |
| CP | WISH | OS-PUR | AUD | 01/03/2006 | 186147 | | 2238592 | |
| CP | WISH | OS-PUR | AUD | 02/03/2006 | 60634 | | 751198.6 | |
| CP | WISH | OS-PUR | AUD | 03/03/2006 | 71684 | | 917707.3 | |
| CP | WISH | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | WISH | OS-PUR | AUD | 06/03/2006 | 85696 | | 1099024 | |
| CP | WISH | OS-PUR | AUD | 07/03/2006 | 154847 | | 1974329 | |
| CP | WISH | OS-PUR | AUD | 08/03/2006 | 29047 | | 365986.5 | |
| CP | WISH | OS-PUR | AUD | 09/03/2006 | 31855 | | 409073.1 | |
| CP | WISH | OS-PUR | AUD | 09/03/2006 | 70339 | | 902808.5 | |
| CP | WISH | OS-PUR | AUD | 10/03/2006 | 37042 | | 479407.9 | |
| CP | WISH | OS-PUR | AUD | 10/03/2006 | 14494 | | 187623.2 | |
| CP | WISH | OS-PUR | AUD | 13/03/2006 | 35370 | | 463463.4 | |
| CP | WISH | OS-PUR | AUD | 13/03/2006 | 12379 | | 162071.6 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| CP | WISH | OS-PUR | AUD | 14/03/2006 | 21301 | | 280052.9 | |
| CP | WISH | OS-PUR | AUD | 14/03/2006 | 9600 | | 125535.6 | |
| | | | | | | -868237 | | -9824839.8 |
| CP | WSEQ | OS-PUR | AUD | 02/03/2006 | 28800 | | 356805.1 | |
| CP | WSEQ | OS-PUR | AUD | 03/03/2006 | 34048 | | 435886.6 | |
| CP | WSEQ | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| CP | WSEQ | OS-PUR | AUD | 06/03/2006 | 40704 | | 522015.7 | |
| CP | WSEQ | OS-PUR | AUD | 07/03/2006 | 73549 | | 937763.6 | |
| CP | WSEQ | OS-PUR | AUD | 08/03/2006 | 13797 | | 173839.5 | |
| CP | WSEQ | OS-PUR | AUD | 09/03/2006 | 15131 | | 194308.1 | |
| CP | WSEQ | OS-PUR | AUD | 09/03/2006 | 33409 | | 428811.4 | |
| CP | WSEQ | OS-PUR | AUD | 10/03/2006 | 17594 | | 227706.5 | |
| CP | WSEQ | OS-PUR | AUD | 10/03/2006 | 6885 | | 89125.53 | |
| CP | WSEQ | OS-PUR | AUD | 13/03/2006 | 16800 | | 220135.3 | |
| CP | WSEQ | OS-PUR | AUD | 13/03/2006 | 5880 | | 76983.69 | |
| CP | WSEQ | OS-PUR | AUD | 14/03/2006 | 10117 | | 133012.3 | |
| CP | WSEQ | OS-PUR | AUD | 14/03/2006 | 4560 | | 59629.4 | |
| | | | | | | 301274 | | 3856022.77 |
| **TOTAL** | | | | | | **-4225537** | | **-45371957.5** |
| P2 | WASS01 | OS-SAL | AUD | 01/12/2005 | -43292 | | -532533.1 | |
| P2 | WASS01 | OS-SAL | AUD | 24/01/2006 | -70900 | | -825985 | |
| P2 | WASS01 | OS-SAL | AUD | 01/02/2006 | -16483 | | -190513 | |
| P2 | WASS01 | OS-SAL | AUD | 02/02/2006 | -26271 | | -301363 | |
| P2 | WASS01 | OS-PUR | AUD | 15/02/2006 | 19474 | | 222713.6 | |
| P2 | WASS01 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | -137472 | | -1627680.42 |
| P2 | WASS02 | OS-SAL | AUD | 14/11/2005 | -6750 | | -79486.77 | |
| P2 | WASS02 | OS-SAL | AUD | 14/11/2005 | -8100 | | -95366.59 | |
| P2 | WASS02 | OS-SAL | AUD | 15/11/2005 | -6350 | | -75192.13 | |
| P2 | WASS02 | OS-SAL | AUD | 16/11/2005 | -8000 | | -94698.32 | |
| P2 | WASS02 | OS-SAL | AUD | 17/11/2005 | -5400 | | -64154.04 | |
| P2 | WASS02 | OS-SAL | AUD | 18/11/2005 | -600 | | -7067.84 | |
| P2 | WASS02 | OS-PUR | AUD | 18/01/2006 | 50400 | | 585127.6 | |
| P2 | WASS02 | OS-PUR | AUD | 10/02/2006 | 20800 | | 235435.9 | |
| P2 | WASS02 | OS-PUR | AUD | 13/02/2006 | 5600 | | 62630.32 | |
| P2 | WASS02 | OS-PUR | AUD | 14/02/2006 | 7000 | | 78520.89 | |
| P2 | WASS02 | OS-PUR | AUD | 21/02/2006 | 17250 | | 196882.4 | |
| P2 | WASS02 | OS-PUR | AUD | 22/02/2006 | 12200 | | 139865.7 | |
| P2 | WASS02 | OS-SAL | AUD | 24/02/2006 | -11900 | | -141381.3 | |
| P2 | WASS02 | OS-PUR | AUD | 28/02/2006 | 53050 | | 639582.2 | |
| P2 | WASS02 | OS-PUR | AUD | 01/03/2006 | 10600 | | 127426.1 | |
| P2 | WASS02 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| | | | | | | 129800 | | 1508124.04 |
| P2 | WASS06 | OS-SAL | AUD | 15/11/2005 | -2020 | | -23937 | |
| P2 | WASS06 | OS-SAL | AUD | 15/11/2005 | -437 | | -5171.06 | |
| P2 | WASS06 | OS-SAL | AUD | 17/11/2005 | -2724 | | -32347.24 | |
| P2 | WASS06 | OS-SAL | AUD | 23/11/2005 | -1695 | | -20688.71 | |
| P2 | WASS06 | OS-SAL | AUD | 24/11/2005 | -1440 | | -17956.8 | |
| P2 | WASS06 | OS-SAL | AUD | 24/11/2005 | -1243 | | -15504.41 | |
| P2 | WASS06 | OS-SAL | AUD | 29/11/2005 | -4107 | | -50610.51 | |
| P2 | WASS06 | OS-PUR | AUD | 05/01/2006 | 4054 | | 49689.38 | |
| P2 | WASS06 | OS-PUR | AUD | 05/01/2006 | 612 | | 7497 | |
| P2 | WASS06 | OS-PUR | AUD | 10/01/2006 | 1080 | | 13257.98 | |
| P2 | WASS06 | OS-PUR | AUD | 10/01/2006 | 199 | | 2439.74 | |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| P2 | WASS06 | OS-PUR | AUD | 17/01/2006 | 7980 | | 95825.97 | |
| P2 | WASS06 | OS-PUR | AUD | 18/01/2006 | 5695 | | 66272.18 | |
| P2 | WASS06 | OS-PUR | AUD | 19/01/2006 | 7374 | | 86380.25 | |
| P2 | WASS06 | OS-SAL | AUD | 25/01/2006 | -65910 | | -767851.5 | |
| P2 | WASS06 | OS-PUR | AUD | 31/01/2006 | 3805 | | 44258.23 | |
| P2 | WASS06 | OS-PUR | AUD | 01/02/2006 | 5786 | | 67222.14 | |
| P2 | WASS06 | OS-PUR | AUD | 01/02/2006 | 396 | | 4593.6 | |
| P2 | WASS06 | OS-PUR | AUD | 03/02/2006 | 9181 | | 104459.4 | |
| P2 | WASS06 | OS-PUR | AUD | 03/02/2006 | 428 | | 4866.36 | |
| P2 | WASS06 | OS-PUR | AUD | 07/02/2006 | 438 | | 5028.24 | |
| P2 | WASS06 | OS-PUR | AUD | 07/02/2006 | 2127 | | 24520.02 | |
| P2 | WASS06 | OS-PUR | AUD | 08/02/2006 | 1856 | | 21073.26 | |
| P2 | WASS06 | OS-PUR | AUD | 08/02/2006 | 3190 | | 36397.9 | |
| P2 | WASS06 | OS-PUR | AUD | 10/02/2006 | 1755 | | 20305.35 | |
| P2 | WASS06 | OS-PUR | AUD | 14/02/2006 | 2376 | | 26492.4 | |
| P2 | WASS06 | OS-PUR | AUD | 14/02/2006 | 858 | | 9631.45 | |
| P2 | WASS06 | OS-SAL | AUD | 17/02/2006 | -2599 | | -28992.85 | |
| P2 | WASS06 | OS-PUR | AUD | 22/02/2006 | 1615 | | 18558.62 | |
| P2 | WASS06 | OS-SAL | AUD | 24/02/2006 | -4370 | | -52091.77 | |
| P2 | WASS06 | OS-SAL | AUD | 28/02/2006 | -4326 | | -51977.84 | |
| P2 | WASS06 | OS-SAL | AUD | 28/02/2006 | -151 | | -1820.13 | |
| P2 | WASS06 | OS-SAL | AUD | 03/03/2006 | -5159 | | -65740.23 | |
| P2 | WASS06 | OS-SAL | AUD | 03/03/2006 | -581 | | -7425.18 | |
| P2 | WASS06 | DIV | AUD | 06/03/2006 | 0 | | 0 | |
| P2 | WASS06 | OS-SAL | AUD | 07/03/2006 | -82 | | -1042.22 | |
| P2 | WASS06 | OS-SAL | AUD | 07/03/2006 | -6390 | | -81135.23 | |
| P2 | WASS06 | OS-SAL | AUD | 08/03/2006 | -4416 | | -55444.24 | |
| P2 | WASS06 | OS-SAL | AUD | 10/03/2006 | -21 | | -270.9 | |
| P2 | WASS06 | OS-SAL | AUD | 10/03/2006 | -2644 | | -34072.25 | |
| P2 | WASS06 | OS-SAL | AUD | 14/03/2006 | -5122 | | -67115.53 | |
| | | | | | | -54632 | | -672426.17 |
| P2 | WTRA02 | OS-PUR | AUD | 24/01/2006 | 70900 | | 825985 | |
| P2 | WTRA02 | OS-PUR | AUD | 25/01/2006 | 65910 | | 767851.5 | |
| P2 | WTRA02 | OS-SAL | AUD | 25/01/2006 | -136810 | | -1600267 | |
| | | | | | | 0 | | -6430.14 |
| **TOTAL** | | | | | | **-62304** | | **-798412.69** |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 570 | | 6885.6 | |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 648 | | 7746.31 | |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 710 | | 8534.2 | |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 870 | | 10509.6 | |
| | *6702388 | OS-PUR | AUD | 24/02/2006 | 552 | | 6598.71 | |
| **TOTAL** | | | | | | **3350** | | **40274.42** |
| **GRAND TOTAL** | | | | | | **-4189686** | | **-45008486.3** |

# Form 604

To: Aristocrat Leisure Limited

ACN/ARSN: 002 818 368



**1. Details of substantial holder**

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

| | |
|---|---|
| There was a change in the interests of the substantial holder on | 31/03/2006 |
| The previous notice was given to the company on | 17/03/2006 |
| The previous notice was dated | 14/03/2006 |

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

| Class of securities | Previous Notice | | Present Notice | |
|---|---|---|---|---|
| | Person's votes | Voting Power | Person's votes | Voting Power |
| Fully paid ordinary shares | 21,849,116 | 4.65% | 26,709,185 | 5.69% |

For the securities (if any) listed below see NOTE 1 at the end of this form

| Class of securities | Previous Notice | | Present Notice | |
|---|---|---|---|---|
| | Person's votes | Voting Power | Person's votes | Voting Power |
| Fully paid ordinary shares | 1,859,907 | 0.40% see note 1 at the end of this form | 1,886,456 | 0.40% see note 1 at the end of this form |

For the securities (if any) listed below see NOTE 2 at the end of this form

| Class of securities | Previous Notice | | Present Notice | |
|---|---|---|---|---|
| | Person's votes | Voting Power | Person's votes | Voting Power |
| Fully paid ordinary shares | 0 | 0.00% see note 2 at the end of this form | 0 | 0.00% see note 2 at the end of this form |

| Class of securities | Previous Notice | | Present Notice | |
|---|---|---|---|---|
| | Person's votes | Voting Power | Person's votes | Voting Power |
| Grand TOTAL Fully paid ordinary shares | 23,709,023 | 5.05% | 28,595,641 | 6.10% |

### 3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change | Consideration given in relation to change | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| See annexure "B" to this notice. | | | | | |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder | Nature of relevant interest | Class and number of shares | Person's votes |
|---|---|---|---|---|---|
| Avanteos Investments Ltd | Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124 | Avanteos Investments Ltd | Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee. | 3,350 Fully paid ordinary shares | 3,350 |
| Avanteos Investments Ltd ATF Symetry Personal Retirement FD | Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124 | Avanteos Investments Ltd ATF Symetry Personal Retirement FD | Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee. | 1,905 Fully paid ordinary shares | 1,905 |
| AMP Capital Investors as RE for EFM Australian Share Fund 2 | Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225 | AMP Capital Investors as RE for EFM Australian Share Fund 2 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 844,419 Fully paid ordinary shares | 844,419 |
| ASBGI Australian Equities Fund | Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand | ASBGI Australian Equities Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 20,896 Fully paid ordinary shares | 20,896 |
| Commonwealth Balanced B3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Balanced B3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 43,346 Fully paid ordinary shares | 43,346 |

| | | | | | |
|---|---|---|---|---|---|
| CFSIL as RE Colonial First State Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 247,317 Fully paid ordinary shares | 247,317 |
| CFSIL as RE Colonial First State Imputation Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Imputation Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 3,757,711 Fully paid ordinary shares | 3,757,711 |
| CommSec Trading Limited | Share Direct Nominees Pty Limited Locked Bag 22, Australia Square NSW 1215 | CommSec Trading Limited | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 9 Fully paid ordinary shares | 9 |
| Commonwealth Growth G3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Growth G3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,003,207 Fully paid ordinary shares | 1,003,207 |
| CIML as RE Commonwealth Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 75,257 Fully paid ordinary shares | 75,257 |
| CIML as RE Commonwealth Share Income Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Share Income Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 263,953 Fully paid ordinary shares | 263,953 |

| | | | | | |
|---|---|---|---|---|---|
| CIML as RE Commonwealth Growth Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Growth Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 258,884 Fully paid ordinary shares | 258,884 |
| CIML as RE Commonwealth Income Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CIML as RE Commonwealth Income Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 40,461 Fully paid ordinary shares | 40,461 |
| CFSIL ATF CMLA Non MI Aust Indust Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CMLA Non MI Aust Indust Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 163,059 Fully paid ordinary shares | 163,059 |
| CFSIL ATF CMLA MI Aus Indust Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CMLA MI Aus Indust Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 493,597 Fully paid ordinary shares | 493,597 |
| CFSIL ATF CFCL Non Market Linked Australian Industrial Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL ATF CFCL Non Market Linked Australian Industrial Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 94,590 Fully paid ordinary shares | 94,590 |
| Commonwealth Managed MIC | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Managed MIC | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 15,972 Fully paid ordinary shares | 15,972 |

| | | | | | |
|---|---|---|---|---|---|
| Commonwealth Managed M3C | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Managed M3C | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 267,607 Fully paid ordinary shares | 267,607 |
| CFSIL A/C Motor Accident Commission | Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL A/C Motor Accident Commission | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 54,402 Fully paid ordinary shares | 54,402 |
| MAC CTP Style Neutral | Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | MAC CTP Style Neutral | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 163,417 Fully paid ordinary shares | 163,417 |
| Nomura Australian Equity Fund | National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia | Nomura Australian Equity Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 35,935 Fully paid ordinary shares | 35,935 |
| CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 570,481 Fully paid ordinary shares | 570,481 |
| Storm Financial Australian Industrials Index Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Storm Financial Australian Industrials Index Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 138,928 Fully paid ordinary shares | 138,928 |

| | | | | | |
|---|---|---|---|---|---|
| COLONIAL CORE EQUITIES | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | COLONIAL CORE EQUITIES | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 806,534 Fully paid ordinary shares | 806,534 |
| MERRILL LYNCH AUSTRALIAN EQ | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | MERRILL LYNCH AUSTRALIAN EQ | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 700,899 Fully paid ordinary shares | 700,899 |
| BARCLAYS GLOBAL INVESTORS | Ciricorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | BARCLAYS GLOBAL INVESTORS | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 730,345 Fully paid ordinary shares | 730,345 |
| Commonwealth Diversified Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Commonwealth Diversified Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 33,640 Fully paid ordinary shares | 33,640 |
| Wholesale Australian Share Fund - Core | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Australian Share Fund - Core | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 1,116,834 Fully paid ordinary shares | 1,116,834 |
| Wholesale Indexed Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Indexed Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 384,437 Fully paid ordinary shares | 384,437 |

| | | | | | |
|---|---|---|---|---|---|
| Wholesale Low Tracking Error Australian Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | Wholesale Low Tracking Error Australian Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 379,282 Fully paid ordinary shares | 379,282 |
| CFSIL AS RE Colonial First State Wholesale Australian Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL AS RE Colonial First State Wholesale Australian Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 2,697,718 Fully paid ordinary shares | 2,697,718 |
| CFSIL as RE Colonial First State Wholesale Geared Share Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Geared Share Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 2,590,244 Fully paid ordinary shares | 2,590,244 |
| CFSIL as RE Colonial First State Wholesale Imputation Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Imputation Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 5,601,378 Fully paid ordinary shares | 5,601,378 |
| CFS W/Sale Core Industrial Fund | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | CFS W/Sale Core Industrial Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 484,379 Fully paid ordinary shares | 484,379 |
| CFSIL as RE Colonial First State Wholesale Industrial Share | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Industrial Share | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 2,165,938 Fully paid ordinary shares | 2,165,938 |

| CFSIL as RE Colonial First State Wholesale Leaders Fund | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Colonial First State Wholesale Leaders Fund | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 458,854 Fully paid ordinary shares | 458,854 |
|---|---|---|---|---|---|
| CFSIL as RE Commonwealth Australian Boutique Share Fund 1 | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Boutique Share Fund 1 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 115,894 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 115,894 |
| CFSIL as RE Commonwealth Australian Shares Fund 3 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 3 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 201,900 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 201,900 |
| CFSIL as RE Commonwealth Australian Shares Fund 5 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 5 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 955,683 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 955,683 |
| CFSIL as RE Commonwealth Australian Shares Fund 6 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 6 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 174,795 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 174,795 |
| CFSIL as RE Commonwealth Australian Shares Fund 10 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Shares Fund 10 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 176,766 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 176,766 |

| | | | | | |
|---|---|---|---|---|---|
| CFSIL as RE Commonwealth Australian Share Fund 15 | Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001 | CFSIL as RE Commonwealth Australian Share Fund 15 | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 57,596 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 57,596 |
| FC W/E AUST SHARE 22-CREDIT SUISSE | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E AUST SHARE 22-CREDIT SUISSE | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 76,300 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 76,300 |
| FC W/E AUST SHARE 23-ACADIAN | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E AUST SHARE 23-ACADIAN | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 113,762 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 113,762 |
| FC W/E DIV 9 TAX EFFECT INC-IN | Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001 | FC W/E DIV 9 TAX EFFECT INC-IN | Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate. | 13,760 Fully paid ordinary shares "*" See note 1 on the last page of this form. | 13,760 |

**5. Changes in association**

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name | Nature of Association |
|---|---|
| CBA and Commonwealth Bank Group | The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act. |

**6. Address**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| CBA and Commonwealth Bank Group | C/- Level 2, 48 Martin Place Sydney NSW 1155 |

**7. Signature**

NOTE 1--(This note is relevant to section 2 3 4 and 5)

**The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.**

NOTE 2--(This note is relevant to section 2 3 4 and 5)

**452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.**

..........................................................................

John Damien Hatton – Company Secretary

Dated the 5 day of April 2006.

# Annexure A

This is the annexure mark A of 2 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 31/03/2006

---

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN )
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN )
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN )
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Group Pty Limited (ACN 87485078)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Property Pty Limited (ACN 94052436)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMSERVE FINANCIAL LTD
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
Comsec Trading Limited (ACN 3485952)
CST Securitisation Management Limited (ACN 80151337)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Fazen Pty Ltd (ACN 3066760)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment International Limited (Regd Scot 79063)
First State Investment Management (UK) Limited (Regd Scotland 47708)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Hong Kong) Limited (206616)
First State Investments (Singapore) (196900420D)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fleet Care Services Pty Ltd (ACN 74503530)
Fouron Pty Ltd (ACN 3066840)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HFV6 PTY LIMITED (ACN 76980740)
HIC Finance Pty Limited (ACN 75495528)
Homepath Pty Limited (ACN 81986530)
Infravest (No 1) Limited (ACN 60472522)
Infravest (No 2) Limited (ACN 71656865)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Jacques Martin Pty Ltd (ACN 6100830)
Keystone Financial Services Ltd (ACN 65021418)
Lazarose Pty Ltd (ACN 3816448)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN )
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
Perpetual Stock Pty Limited (ACN 65094886)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
RVG Administration Company Pty Limited (ACN 70835344)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBN Nominees Pty Ltd (ACN 3501773)
SBSSW (Delaware) Inc (ACN )
SBV Nominees Limited (ACN 6291854)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 1 Pty Limited (ACN 96458730)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Custodians Pty Ltd (ACN 81924110)
SME Equities Limited (ACN 78207780)
SME Growth Limited (ACN 79678194)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 24) Pty Limited (ACN 57975087)
Sparad (No 26) Pty Limited (ACN 54797965)
State Nominees Limited (ACN 677350)
Super Partners Pty Limited (ACN 81837961)
Tactical Global Management Limited (ACN 77796411)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Wezen Pty Ltd (ACN 3501817)

---

**End of Annexure A**

# Annexure B

This is the annexure mark B of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 31/03/2006

______________________________

John Damien Hatton – Company Secretary

| Portfolio Code | Date of transaction | Transaction type | Number of units | Consideration |
|---|---|---|---|---|
| ASBAE | 15 Mar 2006 | BUY | 307 | 4,045 |
| MACEQ | 15 Mar 2006 | BUY | 751 | 9,895 |
| CEQU | 15 Mar 2006 | BUY | 3,491 | 46,000 |
| AMPEQ | 15 Mar 2006 | BUY | 11,816 | 155,696 |
| WSEQ | 15 Mar 2006 | BUY | 14,486 | 190,877 |
| WISH | 15 Mar 2006 | BUY | 30,498 | 401,862 |
| WEQU | 15 Mar 2006 | BUY | 37,978 | 500,424 |
| CIMP | 15 Mar 2006 | BUY | 50,143 | 660,718 |
| WGRS | 15 Mar 2006 | BUY | 76,052 | 1,002,113 |
| WIMP | 15 Mar 2006 | BUY | 76,273 | 1,005,025 |
| WASS06 | 15 Mar 2006 | SELL | 4,236 | 55,552 |
| ASBAE | 16 Mar 2006 | BUY | 1,109 | 15,033 |
| MACEQ | 16 Mar 2006 | BUY | 2,715 | 36,804 |
| CEQU | 16 Mar 2006 | BUY | 12,621 | 171,094 |
| AMPEQ | 16 Mar 2006 | BUY | 42,721 | 579,139 |
| WSEQ | 16 Mar 2006 | BUY | 52,373 | 709,985 |
| WISH | 16 Mar 2006 | BUY | 110,264 | 1,494,773 |
| WEQU | 16 Mar 2006 | BUY | 137,304 | 1,861,336 |
| CIMP | 16 Mar 2006 | BUY | 181,287 | 2,457,583 |
| WGRS | 16 Mar 2006 | BUY | 274,959 | 3,727,430 |
| WIMP | 16 Mar 2006 | BUY | 275,755 | 3,738,220 |
| ASBAE | 17 Mar 2006 | BUY | 333 | 4,551 |
| MACEQ | 17 Mar 2006 | BUY | 815 | 11,138 |
| CEQU | 17 Mar 2006 | BUY | 3,789 | 51,786 |
| AMPEQ | 17 Mar 2006 | BUY | 12,824 | 175,270 |
| WSEQ | 17 Mar 2006 | BUY | 15,721 | 214,864 |
| WISH | 17 Mar 2006 | BUY | 33,099 | 452,375 |
| WEQU | 17 Mar 2006 | BUY | 41,216 | 563,313 |
| CIMP | 17 Mar 2006 | BUY | 54,418 | 743,749 |
| WGRS | 17 Mar 2006 | BUY | 82,537 | 1,128,061 |
| WIMP | 17 Mar 2006 | BUY | 82,775 | 1,131,313 |
| EASS15 | 17 Mar 2006 | SELL | 809 | 11,021 |
| WASS06 | 17 Mar 2006 | SELL | 6,448 | 87,841 |
| WEQI | 17 Mar 2006 | SELL | 22,784 | 313,964 |
| EABS01 | 20 Mar 2006 | BUY | 858 | 11,455 |
| EASS06 | 20 Mar 2006 | BUY | 12,000 | 159,724 |
| WGRS | 20 Mar 2006 | BUY | 75,000 | 994,793 |
| WSEQ | 20 Mar 2006 | BUY | 75,000 | 994,793 |
| WASS02 | 20 Mar 2006 | SELL | 21,500 | 286,492 |
| ASBAE | 21 Mar 2006 | BUY | 578 | 7,783 |
| MACEQ | 21 Mar 2006 | BUY | 1,415 | 19,053 |
| CEQU | 21 Mar 2006 | BUY | 6,577 | 88,567 |
| AMPEQ | 21 Mar 2006 | BUY | 22,262 | 299,783 |
| WISH | 21 Mar 2006 | BUY | 57,458 | 773,736 |
| WEQU | 21 Mar 2006 | BUY | 71,548 | 963,474 |
| CIMP | 21 Mar 2006 | BUY | 94,468 | 1,272,117 |
| WIMP | 21 Mar 2006 | BUY | 143,694 | 1,935,000 |
| WASS06 | 21 Mar 2006 | SELL | 3,366 | 45,136 |
| WASS02 | 21 Mar 2006 | SELL | 4,050 | 54,425 |
| ASBAE | 22 Mar 2006 | BUY | 116 | 1,576 |
| MACEQ | 22 Mar 2006 | BUY | 284 | 3,858 |
| ASBAE | 22 Mar 2006 | BUY | 464 | 6,312 |
| MACEQ | 22 Mar 2006 | BUY | 1,135 | 15,440 |
| CEQU | 22 Mar 2006 | BUY | 1,322 | 17,959 |
| AMPEQ | 22 Mar 2006 | BUY | 4,475 | 60,792 |
| CEQU | 22 Mar 2006 | BUY | 5,272 | 71,722 |
| WISH | 22 Mar 2006 | BUY | 11,549 | 156,890 |
| WEQU | 22 Mar 2006 | BUY | 14,382 | 195,375 |
| AMPEQ | 22 Mar 2006 | BUY | 17,846 | 242,782 |
| CIMP | 22 Mar 2006 | BUY | 18,989 | 257,960 |
| WIMP | 22 Mar 2006 | BUY | 28,883 | 392,368 |

| | | | | |
|---|---|---|---|---|
| WISH | 22 Mar 2006 | BUY | 46,061 | 626,626 |
| WEQU | 22 Mar 2006 | BUY | 57,356 | 780,287 |
| CIMP | 22 Mar 2006 | BUY | 75,730 | 1,030,252 |
| WIMP | 22 Mar 2006 | BUY | 115,193 | 1,567,117 |
| ASBAE | 23 Mar 2006 | BUY | 446 | 6,107 |
| MACEQ | 23 Mar 2006 | BUY | 991 | 13,570 |
| CEQU | 23 Mar 2006 | BUY | 4,161 | 56,982 |
| AMPEQ | 23 Mar 2006 | BUY | 14,860 | 203,497 |
| WISH | 23 Mar 2006 | BUY | 37,497 | 513,495 |
| WEQU | 23 Mar 2006 | BUY | 45,570 | 624,049 |
| CIMP | 23 Mar 2006 | BUY | 47,056 | 644,399 |
| WIMP | 23 Mar 2006 | BUY | 61,916 | 847,896 |
| WASS06 | 24 Mar 2006 | SELL | 2,636 | 35,695 |
| ASBAE | 27 Mar 2006 | BUY | 53 | 717 |
| MACEQ | 27 Mar 2006 | BUY | 117 | 1,582 |
| ASBAE | 27 Mar 2006 | BUY | 262 | 3,556 |
| CEQU | 27 Mar 2006 | BUY | 490 | 6,627 |
| MACEQ | 27 Mar 2006 | BUY | 582 | 7,900 |
| MACEQ | 27 Mar 2006 | BUY | 583 | 7,913 |
| AMPEQ | 27 Mar 2006 | BUY | 1,748 | 23,641 |
| CEQU | 27 Mar 2006 | BUY | 2,447 | 33,217 |
| CEQU | 27 Mar 2006 | BUY | 2,448 | 33,230 |
| WISH | 27 Mar 2006 | BUY | 4,412 | 59,670 |
| WEQU | 27 Mar 2006 | BUY | 5,361 | 72,505 |
| CIMP | 27 Mar 2006 | BUY | 5,536 | 74,872 |
| WIMP | 27 Mar 2006 | BUY | 7,283 | 98,499 |
| AMPEQ | 27 Mar 2006 | BUY | 8,741 | 118,655 |
| AMPEQ | 27 Mar 2006 | BUY | 8,742 | 118,668 |
| WISH | 27 Mar 2006 | BUY | 22,057 | 299,413 |
| WEQU | 27 Mar 2006 | BUY | 26,806 | 363,878 |
| WEQU | 27 Mar 2006 | BUY | 26,807 | 363,892 |
| CIMP | 27 Mar 2006 | BUY | 27,681 | 375,756 |
| WIMP | 27 Mar 2006 | BUY | 36,422 | 494,410 |
| ASBAE | 28 Mar 2006 | BUY | 664 | 8,944 |
| ASBAE | 28 Mar 2006 | BUY | 664 | 8,944 |
| MACEQ | 28 Mar 2006 | BUY | 1,475 | 19,868 |
| CEQU | 28 Mar 2006 | BUY | 6,195 | 83,448 |
| CEQU | 28 Mar 2006 | BUY | 6,195 | 83,450 |
| EASS06 | 28 Mar 2006 | BUY | 11,500 | 154,529 |
| AMPEQ | 28 Mar 2006 | BUY | 22,126 | 298,049 |
| WISH | 28 Mar 2006 | BUY | 55,830 | 752,060 |
| WEQU | 28 Mar 2006 | BUY | 67,852 | 914,002 |
| CIMP | 28 Mar 2006 | BUY | 70,064 | 943,799 |
| WIMP | 28 Mar 2006 | BUY | 92,189 | 1,241,835 |
| WASS06 | 28 Mar 2006 | SELL | 2,450 | 32,869 |
| M3C | 28 Mar 2006 | SELL | 17,300 | 232,453 |
| ASBAE | 29 Mar 2006 | BUY | 199 | 2,663 |
| MACEQ | 29 Mar 2006 | BUY | 443 | 5,929 |
| ASBAE | 29 Mar 2006 | BUY | 497 | 6,722 |
| MACEQ | 29 Mar 2006 | BUY | 1,104 | 14,931 |
| CEQU | 29 Mar 2006 | BUY | 1,860 | 24,895 |
| CEQU | 29 Mar 2006 | BUY | 4,639 | 62,743 |
| AMPEQ | 29 Mar 2006 | BUY | 6,643 | 88,911 |
| AMPEQ | 29 Mar 2006 | BUY | 16,567 | 224,070 |
| WISH | 29 Mar 2006 | BUY | 16,763 | 224,360 |
| WEQU | 29 Mar 2006 | BUY | 20,373 | 272,677 |
| CIMP | 29 Mar 2006 | BUY | 21,037 | 281,564 |
| WIMP | 29 Mar 2006 | BUY | 27,682 | 370,502 |
| WISH | 29 Mar 2006 | BUY | 41,804 | 565,402 |
| WEQU | 29 Mar 2006 | BUY | 50,805 | 687,141 |

| CIMP | 29 Mar 2006 | BUY | 52,462 | 709,552 |
|---|---|---|---|---|
| WIMP | 29 Mar 2006 | BUY | 69,026 | 933,581 |
| ASBAE | 30 Mar 2006 | BUY | 52 | 714 |
| MACEQ | 30 Mar 2006 | BUY | 117 | 1,607 |
| CEQU | 30 Mar 2006 | BUY | 489 | 6,717 |
| ASBAE | 30 Mar 2006 | BUY | 819 | 11,288 |
| AMPEQ | 30 Mar 2006 | BUY | 1,748 | 24,011 |
| MACEQ | 30 Mar 2006 | BUY | 1,818 | 25,056 |
| WISH | 30 Mar 2006 | BUY | 4,411 | 60,590 |
| WEQU | 30 Mar 2006 | BUY | 5,361 | 73,640 |
| CIMP | 30 Mar 2006 | BUY | 5,536 | 76,044 |
| WIMP | 30 Mar 2006 | BUY | 7,286 | 100,082 |
| CEQU | 30 Mar 2006 | BUY | 7,637 | 105,263 |
| AMPEQ | 30 Mar 2006 | BUY | 27,275 | 375,938 |
| WISH | 30 Mar 2006 | BUY | 68,822 | 948,589 |
| WEQU | 30 Mar 2006 | BUY | 83,641 | 1,152,843 |
| CIMP | 30 Mar 2006 | BUY | 86,369 | 1,190,444 |
| WIMP | 30 Mar 2006 | BUY | 113,641 | 1,566,340 |
| ASBAE | 31 Mar 2006 | BUY | 39 | 529 |
| MACEQ | 31 Mar 2006 | BUY | 104 | 1,411 |
| CEQU | 31 Mar 2006 | BUY | 461 | 6,253 |
| ASBAE | 31 Mar 2006 | BUY | 632 | 8,612 |
| AMPEQ | 31 Mar 2006 | BUY | 1,614 | 21,893 |
| MACEQ | 31 Mar 2006 | BUY | 1,668 | 22,730 |
| EASS06 | 31 Mar 2006 | BUY | 3,000 | 40,871 |
| WISH | 31 Mar 2006 | BUY | 3,688 | 50,027 |
| WEQU | 31 Mar 2006 | BUY | 5,052 | 68,529 |
| CIMP | 31 Mar 2006 | BUY | 6,013 | 81,564 |
| IGRF | 31 Mar 2006 | BUY | 6,241 | 84,915 |
| CEQU | 31 Mar 2006 | BUY | 7,373 | 100,480 |
| WIMP | 31 Mar 2006 | BUY | 8,029 | 108,911 |
| AMPEQ | 31 Mar 2006 | BUY | 25,824 | 351,933 |
| WISH | 31 Mar 2006 | BUY | 59,009 | 804,182 |
| WEQU | 31 Mar 2006 | BUY | 80,839 | 1,101,685 |
| CIMP | 31 Mar 2006 | BUY | 96,209 | 1,311,149 |
| WIMP | 31 Mar 2006 | BUY | 128,446 | 1,750,479 |
| G3C | 31 Mar 2006 | SELL | 6,241 | 84,915 |
| Totals | | | 4,505,521 | 61,040,187 |

**End of Annexure B**


PROCESSING
APR 1 3 2006
WASH, D.C.
160
SECTION

# SECURITIES AND EXCHANGE COMMISSION

## on behalf

## of

# ARISTOCRAT LEISURE LIMITED

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)



*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| ARISTOCRAT LEISURE LIMITED | 44 002 818 368 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | ON-MARKET |
| 2 | Date Appendix 3C was given to ASX | 23 NOVEMBER 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 1,487,564 | 200,000 |
| 4 | Total consideration paid or payable for the shares | $17,970,831 | $2,319,037 |

+ See chapter 19 for defined terms.

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $12.20 | highest price paid: | $11.71 |
| | date: | 21/12/05 | | |
| | lowest price paid: | $11.93 | lowest price paid: | $11.55 |
| | date: | 13/12/05 | | |
| | | | highest price allowed under rule 7.33: | $12.67 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares. |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 19 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E



## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| ARISTOCRAT LEISURE LIMITED | 44 002 818 368 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | ON-MARKET |
| 2 | Date Appendix 3C was given to ASX | 23 NOVEMBER 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 1,687,564 | 150,000 |
| 4 | Total consideration paid or payable for the shares | $20,289,868 | $1,748,103 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $12.20<br>date: 21/12/05<br><br>lowest price paid: $11.55<br>date: 18/01/06 | highest price paid: $11.70<br><br>lowest price paid: $11.50<br><br>highest price allowed under rule 7.33: $12.53 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares. |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 20 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)


3

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| ARISTOCRAT LEISURE LIMITED | 44 002 818 368 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | ON-MARKET |
| 2 | Date Appendix 3C was given to ASX | 23 NOVEMBER 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 1,837,564 | 90,815 |
| 4 | Total consideration paid or payable for the shares | $22,037,971 | $1,066,552 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $12.20<br>date: 21/12/05<br><br>lowest price paid: $11.50<br>date: 19/01/06 | highest price paid: $11.75<br><br>lowest price paid: $11.71<br><br>highest price allowed under rule 7.33: $12.44 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares. |

# Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 23 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

*Rule 3.8A*



# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)


SEC MAIL PROCESSING
RECEIVED
APR 1 2 2006
WASH, D.C. 160 SECTION

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| ARISTOCRAT LEISURE LIMITED | 44 002 818 368 |

We (the entity) give ASX the following information.

### Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | ON-MARKET |
| 2 | Date Appendix 3C was given to ASX | 23 NOVEMBER 2005 |

### Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 1,928,379 | 176,000 |
| 4 | Total consideration paid or payable for the shares | $23,104,523 | $2,051,578 |

+ See chapter 19 for defined terms.

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $12.20 | highest price paid: | $11.75 |
| | date: | 21/12/05 | | |
| | lowest price paid: | $11.50 | lowest price paid: | $11.53 |
| | date: | 19/01/06 | | |
| | | | highest price allowed under rule 7.33: | $12.39 |

## Participation by directors

6 Deleted 30/9/2001.

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares. |

# Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 24 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

*Rule 3.8A*


SEC MAIL PROCESSING
RECEIVED
APR 1 3 2006
WASH, D.C. 160 SECTION

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| ARISTOCRAT LEISURE LIMITED | 44 002 818 368 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | ON-MARKET |
| 2 | Date Appendix 3C was given to ASX | 23 NOVEMBER 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 2,104,379 | 200,000 |
| 4 | Total consideration paid or payable for the shares | $25,156,101 | $2,348,237 |

+ See chapter 19 for defined terms.

| | Before previous day | Previous day |
|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: $12.20<br>date: 21/12/05<br><br>lowest price paid: $11.50<br>date: 19/01/06 | highest price paid: $11.75<br><br>lowest price paid: $11.70<br><br>highest price allowed under rule 7.33: $12.34 |

## Participation by directors

| | |
|---|---|
| 6 Deleted 30/9/2001. | |

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares. |

# Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: ....................................... Date: 25 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

*Rule 3.8A*

# Appendix 3E

## Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)


6
SEC MAIL
PROCESSING
RECEIVED
APR 1 3 2006
WASH. D.C.
160
SECTION

*Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

| Name of Entity | ABN |
|---|---|
| ARISTOCRAT LEISURE LIMITED | 44 002 818 368 |

We (the entity) give ASX the following information.

## Information about buy-back

| | | |
|---|---|---|
| 1 | Type of buy-back | ON-MARKET |
| 2 | Date Appendix 3C was given to ASX | 23 NOVEMBER 2005 |

## Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 2,304,379 | 200,000 |
| 4 | Total consideration paid or payable for the shares | $27,504,338 | $2,339,690 |

+ See chapter 19 for defined terms.

| | Before previous day | | Previous day | |
|---|---|---|---|---|
| 5 If buy-back is an on-market buy-back | highest price paid: | $12.20 | highest price paid: | $11.73 |
| | date: | 21/12/05 | | |
| | lowest price paid: | $11.50 | lowest price paid: | $11.61 |
| | date: | 19/01/06 | | |
| | | | highest price allowed under rule 7.33: | $12.28 |

## Participation by directors

6 Deleted 30/9/2001.

## How many shares may still be bought back?

| | |
|---|---|
| 7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares. |

## Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: ........................................ Date: 26 January 2006
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.




ARISTOCRAT


SEC MAIL PROCESSING
APR 1 2 2006
WASH, D.C.
160
SECTION

# ARISTOCRAT COMPLETES ACQUISITION OF 50% INTEREST IN GLOBAL MULTI-TERMINAL GAMING MANUFACTURER (ELECTRONČEK)

**Sydney, 30 January 2006**

Aristocrat Leisure Limited (ASX:ALL) today advised that it has completed the acquisition of the 50 per cent interest in the Electronček group of companies ("Electronček") announced on 7 November 2005, following satisfactory conclusion of the procedural and regulatory conditions subsequent announced at the time.

Electronček, which trades under the Interblock brandname, manufactures a range of electro-mechanical multi-terminal gaming products, including Roulette, Dice and Sic Bo, with a number of other products in advanced stages of development.

The company is based in Slovenia, part of the European Union, and sells its products in a wide range of gaming jurisdictions, including territories in Europe, the US, Canada and Macau. It currently has products awaiting approval in a number of jurisdictions.

Acquisition of the interest in Electronček allows Aristocrat to compete in the increasingly popular multi-terminal segment of the gaming market. Electronček will gain significant benefits from the use of Aristocrat's extensive sales channels across 200 jurisdictions around the world.

Further Information:

**Financial**
Simon Kelly
Chief Financial Officer
(02) 9413 6601

**Media**
Tim Allerton
City Public Relations
(02) 9267 4511

**Aristocrat Leisure Limited** is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

**Electronček** is a leading producer of electro-mechanical multi-terminal gaming products, including Roulette, Dice and Sic Bo, marketed under the Interblock brandname. Its products are sold to a wide range of gaming jurisdictions, including territories in Europe, the US, Canada and Macau, with approvals pending in a number of other jurisdictions, including NSW in Australia.

(8)

# IMF (AUSTRALIA) LTD

**ABN 45 067 298 088**


**Level 5, 32 Martin Place,**
**New South Wales 2000**
**Phone: (02) 8223 3567 Fax: (02) 8223 3555**




SEC MAIL PROCESSING
APR 1 2 2006
WASH, D.C.
SECTION


## RELEASE TO AUSTRALIAN STOCK EXCHANGE ("ASX")

## FRIDAY, 10 FEBRUARY 2006

## IMF WELCOMES RULING IN ARISTOCRAT CLASS ACTION

1. On 20 October 2005, Stone J. held that the proceeding ought not continue as a representative proceeding with the definition of the group including a term that group members instruct Maurice Blackburn Cashman (the "MBC Criterion").

2. The representative filed a motion seeking to amend the group definition by deleting the MBC Criterion and simply have the proceeding continue on behalf of all entities who purchased Aristocrat shares in the relevant period as a representative proceeding pursuant to Part IVA of the Federal Court Act (the "Representative Order").

3. IMF is pleased to announce that Stone J. today granted the Representative Order.

4. The effect of this order is that:

   (a) the number of potential class members has increased from about 670 (being the parties funded by IMF) to about 18,000, being shareholders of Aristocrat who acquired an interest in shares in Aristocrat between 20 September 2002 and 26 May 2003 and who suffered loss and damage as a result of the alleged conduct of Aristocrat.

   (b) the findings in respect of the common issues determined at the hearing of the representative's claim will be binding upon Aristocrat and all members of the group;

   (c) the process will not require particulars or evidence for anyone in the group other than the representative until the findings in respect of the common issues are resolved by hearing the representative's case;

   (d) the cost of the funded proceeding is therefore not budgeted to increase;

(e) Aristocrat is now able to identify the potential members of the group and the approximate quantum of their alleged direct loss; and

(f) IMF's current estimate of the hearing of this matter remains at December this year.

5. In addition, Stone J. granted a hearing date of 15 March 2006 for the representative's disputed claim to have documents produced by PricewaterhouseCoopers, the auditors of Aristocrat during the relevant period.

---

John Walker

**John Walker**
**Managing Director**




ARISTOCRAT




# CLASS DEFINITION TO CHANGE IN ARISTOCRAT CLASS ACTION PROCEEDINGS

**Sydney, 10 February 2006**

The Board of Aristocrat Leisure Limited (ASX: ALL) announced today that the number of Aristocrat shareholders represented in the Aristocrat class action proceedings will increase following orders made by the Federal Court of Australia.

Justice Stone today granted leave to Dorajay Pty Limited (Dorajay), the Applicant in the proceedings, to amend the class definition to remove the requirement that class members instruct Dorajay's solicitors, Maurice Blackburn Cashman (MBC). Dorajay applied to amend the class definition following an October 2005 judgment which held that the proceedings could not continue as representative proceedings while class members where required to retain MBC. Justice Stone held that this requirement was an abuse of process and repugnant to the policy of the Federal Court Act.

A spokesman for Aristocrat said: "we are not surprised by Dorajay's application to amend the class. The Court had made it clear that the proceedings could not continue in the way MBC and IMF (Australia) Ltd (IMF) wanted. As a result, we had been expecting an amendment and we did not oppose it. MBC and IMF initially resisted this amendment and filed evidence to the effect that it would make continued funding of many group members 'uncommercial' and 'commercially unviable.'"

Following the amendment, Dorajay will conduct the proceedings on behalf of all shareholders of Aristocrat who acquired an interest in shares in Aristocrat between 20 September 2002 and 26 May 2003, and who suffered loss and damage as a result of the alleged conduct of Aristocrat. This may result in a significant increase in the number of shareholders represented in the proceedings.

A spokesman for Aristocrat said: "Not all shareholders who acquired Aristocrat shares during the specified period will have suffered a compensable loss. Evidence filed in the proceedings by representatives of MBC and IMF suggests that many of the additional class members will have suffered 'little or no loss'".

At this stage, Aristocrat does not know how many shareholders and former shareholders are potential members of the expanded class represented in the proceedings and is unable to determine the extent to which the expansion of the class will materially increase its potential liability, if at all.

Aristocrat will now analyse its share register to determine the number of potential class members. This will involve an analysis of data relating to approximately 18,000 shareholders.

Further Information:

Bruce Yahl
Group General Manager Commercial and Legal
(02) 9413 6730

**Aristocrat Leisure Limited** is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.





# ARISTOCRAT LEISURE LIMITED ANNOUNCES RECORD 2005 RESULTS

**Sydney, 21 February 2006**

The Board of Aristocrat Leisure Limited (ASX: ALL) today announced the Company's results for the year ended 31 December 2005.

Key points include:

- Record revenue of $1.3 billion, an increase of 15.3% on the prior year;
- A record net profit after tax of $244.3 million, a 71.8% improvement on the $142.2 million profit for 2004;
- This result compares with the $225 - $240 million guidance provided in August 2005, despite the recognition of a $6.0 million profit expected to be derived from the sale of 28% of the Company's South African business being deferred until 2006, pending completion of conditions precedent;
- Profit from international operations increased to 75.1% of trading profits, up from 69.8% in 2004;
- Operating cash flow up 57.3% to $393.2 million, with cash on hand exceeding debt by $183.7 million at year end; and
- A final dividend of 20 cents per share fully franked

"We are pleased to report another record result with strong revenue growth driven by increased demand for our products across all of our geographic segments," said, Paul Oneile, Chief Executive Officer and Managing Director of Aristocrat.

"While continuing to invest in the business, we also returned $269.5 million to investors through capital management initiatives and dividends during 2005. The results we announced today again demonstrate that we have the right strategies in place to ensure Aristocrat remains one of the world's leading providers of gaming solutions with strong growth prospects across a range of markets."

Operating sector key points include:

- Although Australian revenue declined 4.5%, profits increased 10.4% to $106.8 million, reflecting a focus on premium products and cost and operational efficiencies in a difficult regulatory and market environment;
- North American revenue improved 35.5% to $498.9 million, driven by a 43.1% increase in unit sales and a 16.3% increase in the recurring revenue (participation) installed base. North American profits improved by 78.2% to $182.3 million;
- Japanese revenue grew by 11.0% to $373.7 million and profits improved by 15.9% to $88.0 million. The success of two games, *Streetfighter 2*™ and *Kyojin-no-hoshi* 3™ drove this result with total sales of 98,000 games, up 14.8% on 2004;
- Strong growth was reported from virtually all other international businesses, with profits increasing 14.7% reflecting the superior performance of the Company's products and improved share of the global market.

Results compared with last year:

| | **2005 $ Million** | **2004 $ Million** | **Variance** |
|---|---|---|---|
| **Total Revenue** | 1,317.0 | 1,142.3 | +15.3% |
| **Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)** | 398.1 | 265.9 | +49.7% |
| **Earnings before Interest and Tax (EBIT)** | 358.4 | 230.0 | +55.8% |
| **Profit after Tax** | 244.3 | 142.2 | +71.8% |
| **Operating Cash Flow** | 393.2 | 250.0 | +57.3% |
| **Net Cash** | 183.7 | 119.6 | +53.6% |
| **Fully Diluted Earnings per Share** | 51.1 c | 29.2 c | +75.0% |

## DIVIDEND

The Board has approved a final dividend in respect of the year ended 31 December 2005 of 20 cents per share. The total dividend for the year is 30 cents per share. The final dividend, payable on 24 March 2006, will be fully franked.

## OUTLOOK

The Company remains confident that momentum in the business is positive and that it is well placed to capture significant share of the anticipated expansion of global gaming markets over the next few years. While in the near term there are uncertainties in some markets, the Company expects further strong growth from operations in North America and a number of other overseas territories, while newly acquired businesses will begin to contribute earnings during the current year.

**Enquiries**


**Financial:** Simon Kelly (612) 9413 6601
Chief Financial Officer

**Media:** Tim Allerton (61) (0) 412 715 707
City Public Relations


**Aristocrat Leisure Limited** is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.


SEC MAIL PROCESSING
RECEIVED
APR 1 2 2006
WASH. D.C.
160 SECTION

# 2005 FULL YEAR

# RESULTS PRESENTATION

# FINAL TRANSCRIPT

# MARKET SENSITIVE AND CONFIDENTIAL

GOOD MORNING EVERYONE.

THANK YOU FOR JOINING US TODAY FOR OUR 2005 FULL YEAR RESULTS PRESENTATION.

MY NAME IS PAUL ONEILE. I AM THE CHIEF EXECUTIVE OFFICER OF ARISTOCRAT. WITH ME IS SIMON KELLY, THE COMPANY'S CHIEF FINANCIAL OFFICER.

I WOULD ALSO LIKE TO WELCOME THOSE PARTICIPATING VIA WEBCAST AND TELECONFERENCE. BEFORE STARTING, I WOULD REQUEST THAT ANY QUESTIONS BE LEFT UNTIL THE END OF THE PRESENTATION.

TURNING TO THE AGENDA FOR TODAY, I WILL START BY GIVING YOU AN OVERVIEW OF OUR 2005 RESULTS.

SIMON WILL THEN TAKE YOU THROUGH THE DETAILS OF OUR FINANCIAL PERFORMANCE, AFTER WHICH I WILL REVIEW THE PRINCIPAL GEOGRAPHIC SEGMENTS OF OUR BUSINESS IN GREATER DETAIL.

I WILL THEN OUTLINE OUR BUSINESS OBJECTIVES, GROWTH FRAMEWORK AND SAY A FEW WORDS ABOUT THE OUTLOOK FOR 2006 AND BEYOND.

TURNING NOW TO A SUMMARY OF OUR FINANCIAL PERFORMANCE FOR THE YEAR.

2005 WAS AN EXCELLENT YEAR FOR ARISTOCRAT.

REVENUE OF $1.3 BILLION WAS UP 15% ON THE PRIOR YEAR.

NET PROFIT AFTER TAX WAS $244 MILLION, UP 72% ON THE PREVIOUS YEAR'S RECORD RESULT.

EACH OF OUR BUSINESSES IMPROVED ITS TRADING PROFITABILITY YEAR-ON-YEAR.

OUR INTERNATIONAL BUSINESS GREW SUBSTANTIALLY DURING 2005 AND NOW ACCOUNTS FOR 75% OF SEGMENT PROFIT COMPARED TO 70% IN 2004.

STRONG REVENUE GROWTH IN NORTH AMERICA, JAPAN AND OTHER INTERNATIONAL MARKETS MORE THAN OFFSET A MARGINAL DECLINE IN AUSTRALIA.

OPERATING CASH FLOW INCREASED TO $393 MILLION, UP FROM $250 MILLION IN 2004.

TODAY WE ANNOUNCED A FINAL DIVIDEND OF 20 CENTS PER SHARE FULLY FRANKED – WHICH TAKES THE TOTAL DIVIDEND FOR 2005 TO 30 CENTS. THIS REPRESENTS A PAYOUT OF 60% OF EARNINGS.

FROM A CAPITAL MANAGEMENT PERSPECTIVE, WE HAVE COMPLETED ALMOST 30% OF OUR CURRENT $100 MILLION ON-MARKET SHARE BUY-BACK, WHICH IS OUR SECOND SUCH PROGRAM.

OVER THE YEAR WE RETURNED $300 MILLION TO SHAREHOLDERS THROUGH CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS.

IN SUMMARY, OUR 2005 RESULTS REFLECT THE INITIATIVES THE COMPANY HAS UNDERTAKEN OVER THE PAST TWO YEARS AND PLACES US IN A STRONG POSITION TO CAPTURE THE GROWTH POTENTIAL OF THE GLOBAL GAMING MARKET OVER THE NEXT FEW YEARS.

I WILL NOW HAND OVER TO SIMON TO TAKE YOU THROUGH THE COMPANY'S FINANCIALS.

THANK YOU PAUL...AND GOOD MORNING

AS PAUL MENTIONED, I PROPOSE TO TAKE YOU THROUGH AN ANALYSIS OF OUR FINANCIAL RESULTS AND POSITION AS AT 31 DECEMBER 2005.

PLEASE NOTE THAT WE HAVE APPLIED INTERNATIONAL ACCOUNTING STANDARDS (OR IFRS) WITH EFFECT FROM 1 JANUARY 2005. THROUGHOUT MY PRESENTATION AND OUR OTHER RESULTS MATERIALS, REFERENCES TO THE CURRENT AND PRIOR PERIOD ARE TO THE RESTATED RESULTS IN ACCORDANCE WITH IFRS.

BEFORE I REVIEW THE RESULTS IN DETAIL, I WOULD LIKE TO HIGHLIGHT THE FACTORS WHICH DROVE THE RESULT ABOVE THE RANGE THAT WE ANNOUNCED IN AUGUST.

I HAVE TAKEN HERE THE MID POINT OF OUR $225 – $240 MILLION RANGE AS A STARTING POINT.

FIRSTLY, WE HAD ANTICIPATED COMPLETING THE SALE OF A 28% INTEREST IN OUR SOUTH AFRICAN OPERATIONS DURING THE SECOND HALF. AS FLAGGED AT THE TIME, THE PROFIT ON THIS SALE HAD BEEN INCLUDED IN OUR GUIDANCE. AS SOME OF THE CONDITIONS PRECEDENT TO CLOSING HAD NOT BEEN SATISFIED AT 31 DECEMBER WE HAVE NOT RECOGNISED THE $6.0 MILLION PROFIT ON SALE IN THE 2005 YEAR. WE NOW ANTICIPATE COMPLETING THIS TRANSACTION AND RECOGNISING THIS PROFIT DURING 2006.

THE REPORTED RESULT WAS NEGATIVELY IMPACTED BY A $5.1 MILLION ADJUSTMENT RESULTING FROM A CHANGE IN THE WAY WE CALCULATE EMPLOYEE ENTITLEMENTS. THIS PREDOMINANTLY RELATES TO PRIOR YEARS AND IS IN THE MAIN NON-RECURRING.

WE ALSO HAD A NUMBER OF MARKET RELATED CONDITIONS WHICH IMPACTED THE OVERALL RESULT VERSUS OUR ORIGINAL EXPECTATIONS:

- THE IMPACT OF HURRICANE KATRINA WHERE WE LOST APPROXIMATELY 150 RECURRING REVENUE UNITS IN THE FIELD AND A PLACEMENT PIPELINE OF ANOTHER 100. WHEN COMBINED WITH LOST UNIT AND SYSTEMS SALES, WE ESTIMATE THAT THE TOTAL COST IMPACT WAS $5.3 MILLION;

- IN RUSSIA, CHANGES IN THE REGULATORY ENVIRONMENT MEANT THE FULL YEAR RESULT FELL $1.4 MILLION SHORT OF WHAT WE HAD BUILT INTO OUR GUIDANCE.

OUR LEGAL COSTS INCREASED $4.2 MILLION VERSUS OUR EXPECTATIONS. THIS INCREASE PRIMARILY REFLECTS

CHANGES IN THE TIMING OF CASES AND ACTIONS THE COMPANY COMMENCED IN PROTECTING ITS INTELLECTUAL PROPERTY RIGHTS DURING THE SECOND HALF.

AT THE OPERATIONAL LEVEL, THE BIGGEST SINGLE FACTOR DRIVING OUR RESULT HIGHER THAN GUIDANCE WAS OUR SALES IN JAPAN. WHILE WE WERE OPTIMISTIC OF THE SUCCESS OF *KYOJIN-NO-HOSHI 3*, THE GAME PROVED MORE SUCCESSFUL THAN WE HAD FORECAST WITH SALES OF OVER 72,000 UNITS. THE PROFIT IMPACT OF THIS INCREMENTAL VOLUME COMPARED TO THE MID POINT OF OUR GUIDANCE APPROXIMATES $25 MILLION. HIGHER VOLUMES ALSO ENABLED US TO NEGOTIATE MORE FAVOURABLE PRICES FROM SUPPLIERS.

THE BALANCE OF THE CHANGE REFLECTS STRONG TRADING IN ALL OTHER REGIONS, OFFSET IN PART BY A SOFTER THAN ANTICIPATED NORTH AMERICAN MARKET IN THE SECOND HALF.

OTHER THAN THE EMPLOYEE BENEFIT ADJUSTMENT, I CAN CONFIRM THAT THERE WERE NO OTHER SIGNIFICANT NON-RECURRING ITEMS IN THE 2005 RESULTS. TAKING THIS IMPACT INTO ACCOUNT, UNDERLYING PROFIT APPROXIMATES $250 MILLION.

I WOULD NOW LIKE TO BRIEFLY COVER THE IMPACTS OF INTRODUCING INTERNATIONAL ACCOUNTING STANDARDS FOR THE FIRST TIME, EFFECTIVE 1 JANUARY.

THIS CHART RECONCILES RESULTS FOR THE CURRENT AND PRIOR PERIOD UNDER BOTH PRIOR AND NEWLY ADOPTED ACCOUNTING STANDARDS.

THE IMPACTS SHOWN HERE REFLECT THE FULL YEAR IMPACT OF THE COMPONENTS WHICH I EXPLAINED IN MORE DETAIL AT THE HALF YEAR. I DO NOT THEREFORE PROPOSE TO RUN THROUGH THESE AGAIN, OTHER THAN TO RE-ITERATE THE EXPLANATION OF THE 2004 FOREIGN EXCHANGE ADJUSTMENT, GIVEN ITS SIZE.

THIS RELATES TO THE REALISATION OF $29 MILLION POST TAX HELD IN THE FOREIGN CURRENCY TRANSLATION

RESERVE AS A RESULT OF THE REPAYMENT OF INTERCOMPANY LOANS DURING 2004. UNDER PREVIOUS ACCOUNTING STANDARDS, THIS REALISATION WAS ACCOUNTED FOR AS A RESERVE TRANSFER. UNDER IFRS WE ARE REQUIRED TO BRING THESE THROUGH THE INCOME STATEMENT. THIS IS A NON-CASH, ACCOUNTING ADJUSTMENT.

THE TOP LINE HERE SHOWS HOW OUR RESULTS WOULD HAVE BEEN REPORTED UNDER PREVIOUS ACCOUNTING STANDARDS. NAMELY A $248 MILLION PROFIT AGAINST THE $175 MILLION WE REPORTED IN 2004.

AT THE FOOT OF THE PAGE YOU CAN SEE THE RESULTS RESTATED UNDER IFRS WHICH SHOW THE $102 MILLION IMPROVEMENT TO $244 MILLION.

I WOULD NOW LIKE TO MOVE ON TO TALK ABOUT THE DETAILED PROFIT AND LOSS.

TOTAL REVENUE INCREASED BY 15% TO A RECORD $1.3 BILLION.

HAD EXCHANGE RATES REMAINED AT 2004 LEVELS, REVENUE WOULD HAVE BEEN APPROXIMATELY $58 MILLION HIGHER. TAKING THIS INTO ACCOUNT, REAL REVENUE GROWTH WAS 20%. THE OVERALL REVENUE RESULT REFLECTS SOME SIGNIFICANT UNDERLYING CHANGES IN REGIONAL RESULTS. IN PARTICULAR, A $131 MILLION INCREASE IN NORTH AMERICAN REVENUE. WITH THE EXCEPTION OF AUSTRALIA, ALL BUSINESS SEGMENTS RECORDED SIGNIFICANT TRADING REVENUE GROWTH. PAUL WILL COVER OFF INDIVIDUAL BUSINESS RESULTS IN MORE DETAIL AS PART OF THE BUSINESS SEGMENT REVIEW.

GROSS PROFIT IMPROVED BY 3.1 PERCENTAGE POINTS TO 51.6%. GROSS PROFIT IN THE SECOND HALF WAS MARGINALLY LOWER THAN IN THE FIRST HALF DUE TO THE MIX EFFECT OF LOWER MARGIN JAPANESE SALES.

EXPENSES WERE FLAT IN REPORTED TERMS, ALTHOUGH THIS REFLECTS A NUMBER OF SIGNIFICANT OFFSETTING IMPACTS.

IN PARTICULAR, PRIOR YEAR EXPENSES WERE INFLATED BY THE PRE TAX FOREIGN EXCHANGE ADJUSTMENT ON THE ADOPTION OF IFRS, WHICH I EXPLAINED ON THE PREVIOUS SLIDE.

EXPENSES IN THE CURRENT YEAR WERE IMPACTED BY A NUMBER OF ITEMS, INCLUDING:

- THE EMPLOYEE BENEFIT ADJUSTMENT I REFERRED TO EARLIER;

- HIGHER LEGAL COSTS; AND

- A DECREASE IN AGENTS COMMISSIONS IN JAPAN DUE TO THE CHANGE IN DISTRIBUTION MIX BETWEEN AGENTS AND DISTRIBUTORS.

EXCLUDING THESE AMOUNTS, EXPENSES INCREASED 7.3%.

EBIT AT $358 MILLION IS A $128 MILLION IMPROVEMENT ON THE PRIOR YEAR AND REPRESENTS 27% OF REVENUE.

THE EFFECTIVE TAX RATE OF 33% IS HIGHER THAN THE AUSTRALIAN RATE OF 30%, BUT LOWER THAN THE 2004 RATE OF 37%.

MUCH OF THIS DIFFERENCE REFLECTS THE IMPACT OF A $5.5 MILLION PRIOR YEAR CHARGE RECORDED IN 2004.

THE CURRENT YEAR RATE IS INDICATIVE OF THE LIKELY AVERAGE RATE OVER TIME, PRIOR TO THE IMPACT OF OVERSEAS DIVIDEND WITHHOLDING TAX LEAKAGE, OF WHICH THERE WAS NONE IN THE CURRENT YEAR.

THE PROFIT AFTER TAX OF $244 MILLION REPRESENTS A 72% INCREASE OVER THE PRIOR YEAR AND OUR SECOND SUCCESSIVE RECORD ANNUAL PROFIT.

I WOULD NOW LIKE TO MOVE ON AND DEMONSTRATE THE KEY DRIVERS OF THE CHANGE IN EBIT YEAR-ON-YEAR. I WILL COVER OFF THE MAJOR ITEMS ONLY.

THIS CHART RECONCILES 2004 EBIT OF $230 MILLION TO THE $358 MILLION REPORTED IN THE CURRENT YEAR.

I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM INDIVIDUAL COMPONENTS TO SHOW THE UNDERLYING MOVEMENTS IN REVENUE AND COST ELEMENTS.

AS I MENTIONED EARLIER, 2004 EBIT WAS IMPACTED BY A PRE TAX FX ADJUSTMENT OF $41 MILLION RELATING TO IFRS. I HAVE SHOWN THIS ITEM SEPARATELY TO THE LEFT.

YOU WILL NOTE THAT THE MAJOR CONTRIBUTORS TO THE IMPROVEMENT IN RESULTS WERE THE NEXT FOUR COMPONENTS TO THE LEFT, WHICH COLLECTIVELY COMPRISE THE IMPROVEMENT IN GROSS PROFIT.

THE FIRST COMPONENT REPRESENTS THE MARGIN IMPACT OF IMPROVED VOLUMES – THIS CONTRIBUTED AN INCREMENTAL $78 MILLION, WITH REVENUES UP $160 MILLION AND COST OF SALES UP $82 MILLION.

THIS IMPACT WAS DRIVEN BY THE OVERALL 15% INCREASE IN THE NUMBER OF GLOBAL UNITS SOLD. EXCLUDING THE IMPACT OF JAPAN, VOLUME WAS UP 8%.

OUTSIDE OF AUSTRALIA, ALL SEGMENTS GENERATED VOLUME GROWTH AS MARKETS EXPANDED AND WE EXPERIENCED ENHANCED MARKET SHARE.

NORTH AMERICAN RECURRING REVENUE INSTALLATIONS, WHICH INCREASED BY A NET 865 UNITS OVER THE YEAR, MADE UP APPROXIMATELY ONE THIRD OF THE VOLUME DRIVEN MARGIN GROWTH.

MOVING ON, PRICE/MIX CONTRIBUTED $57 MILLION. THIS INCREASE PRIMARILY REFLECTS THE IMPACT OF PRICE INCREASES AND OUR PREMIUM PRODUCT FOCUS. THE

EFFECTIVE PRICE/MIX INCREASE ON PRODUCT SALES APPROXIMATES 6.3%.

THE COST OF SALES IMPROVEMENT RESULTS FROM MANUFACTURING PRODUCTIVITY EFFICIENCIES AND IMPROVED RECURRING REVENUE MARGINS, OFFSET BY THE IMPACT OF THE HIGHER COST OF THE *KYOJIN-NO-HOSHI 3* CABINET IN JAPAN. THE INCLUSION OF AN LCD IN THIS CABINET ADDED SOME $27 MILLION TO COSTS, VERSUS A STANDARD CABINET. PART, ALTHOUGH NOT ALL OF THIS COST INCREASE, WAS RECOVERED THROUGH A HIGHER SELLING PRICE.

THE CURRENT PERIOD RESULT ALSO BENEFITTED FROM LOWER INVENTORY PROVISIONING COSTS, PARTICULARLY IN JAPAN.

OTHER NET MARGIN IMPACTS OF $4.2 MILLION COMPRISE A NUMBER OF COMPONENTS:

THESE INCLUDE:

- AN INCREASE IN SYSTEMS REVENUE;
- AN INCREASE IN REVENUE DERIVED FROM INTELLECTUAL PROPERTY RIGHTS IN NORTH AMERICA; PARTIALLY OFFSET BY
- THE 2004 COMPARATIVE INCLUDING REVENUE AND MARGIN BOOKED ON LEGACY SOUTH AMERICAN CONTRACTS.

THE INCREASE IN R&D COSTS REFLECTS OUR COMMITMENT TO ENSURING WE REMAIN AT THE LEADING EDGE OF THE PROVISION OF GAMING SOLUTIONS IN ALL MARKETS IN WHICH WE OPERATE.

AS A RESULT OF THE STRONG REVENUE GROWTH AND DESPITE THE INCREASE IN REAL R&D SPEND, IN PERCENTAGE TERMS, R&D COSTS ACTUALLY FELL MARGINALLY TO 5.1% OF REVENUE.

WE HAVE INITIATED SIGNIFICANT INVESTMENTS IN OUR NEXT GENERATION PRODUCT AND SYSTEMS OFFERINGS AND IN DOLLAR TERMS YOU SHOULD SEE ONGOING INCREASES IN R&D SPEND. OUR OVERALL TARGET OF 5 – 6% OF REVENUE REMAINS.

AS MENTIONED EARLIER, AGENT COMMISSIONS IN JAPAN ACTUALLY DECREASED YEAR-ON-YEAR DESPITE HIGHER SALES VOLUMES AS A RESULT OF THE CHANGE IN CHANNEL MIX.

SELLING, MARKETING AND DISTRIBUTION COSTS WERE UP SIGNIFICANTLY REFLECTING HIGHER VOLUMES, INFLATION AND INVESTMENT IN OUR GLOBAL INFRASTRUCTURE.

GENERAL AND ADMINISTRATION COSTS ALSO INCREASED PREDOMINANTLY REFLECTING A $12 MILLION INCREASE IN LEGAL FEES AND THE EMPLOYEE BENEFIT ADJUSTMENT I MENTIONED EARLIER. EXCLUDING THESE FACTORS, G&A COSTS WERE UP 3.9%, GENERALLY REFLECTING INFLATION.

IT IS WORTH POINTING OUT THAT, ALTHOUGH THESE THINGS ARE DIFFICULT TO PREDICT, WE BELIEVE THAT LEGAL COSTS WILL DECLINE IN 2006.

FINALLY, AS I MENTIONED EARLIER, I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM THE PREVIOUS COMPONENTS. YOU CAN SEE HERE THE NET IMPACT ON EBIT AMOUNTS TO AN UNFAVOURABLE $16 MILLION.

IN CONCLUSION, YOU CAN SEE THAT THE STRONG EBIT IMPROVEMENT REFLECTS A CONTINUATION OF THE KEY DRIVERS THAT I HAVE MENTIONED AT PREVIOUS PRESENTATIONS, NAMELY:

- GLOBAL VOLUME GROWTH;
- IMPROVED PRICING;
- COST EFFICIENCIES PARTICULARLY IN THE SUPPLY CHAIN; AND

- LEVERAGE OF FIXED COST STRUCTURES, ALTHOUGH WE HAVE INVESTED IN OUR INFRASTRUCTURE DURING THE YEAR TO ENABLE US TO OPTIMISE OPPORTUNITIES IN THE GLOBAL GAMING ENVIRONMENT AS THEY ARISE.

HIGHER LEGAL COSTS AND THE ADJUSTMENT TO EMPLOYEE BENEFIT COSTS ALSO IMPACTED THE OVERALL RESULT.

THIS CHART DEMONSTRATES HOW THE OVERALL MIX OF OUR REVENUE HAS CHANGED VERSUS 2004.

YOU CAN SEE THE MIX HAS REMAINED RELATIVELY CONSTANT, WITH NORTH AMERICA GROWING AT A SLIGHTLY FASTER RATE THAN THE OTHER SEGMENTS.

LOOKING AT PROFIT CONTRIBUTION, YOU CAN ALSO SEE THAT THIS BROADLY MATCHES THE PICTURE OF REVENUE CONTRIBUTIONS.

THE NORTH AMERICAN BUSINESS NOW PROVIDES ALMOST DOUBLE THE CONTRIBUTION OF ANY OTHER REGION.

COMBINED WITH THE PRIOR CHART, YOU CAN SEE THAT WE NOW DERIVE 79% OF OUR REVENUE AND 75% OF OUR TRADING PROFITS FROM OUTSIDE AUSTRALIA. AUSTRALIA, DOES HOWEVER, REMAIN A SIGNIFICANT AND IMPORTANT CONTRIBUTOR TO THE OVERALL GROUP AND THIS WILL REMAIN THE CASE.

TURNING NOW TO CASH FLOW...

ONE OF OUR KEY STRATEGIES IS FOCUSING ON CASH MANAGEMENT, WHICH HAS RESULTED IN A SIGNIFICANT IMPROVEMENT IN OPERATING CASH FLOW OVER THE PAST 2 YEARS.

THE MANAGEMENT CASH FLOW HERE RECONCILES EBIT TO STATUTORY OPERATING CASH FLOW AND THE

MOVEMENT IN NET CASH BALANCES. THIS SEPARATELY IDENTIFIES CASH IMPACTS PRE FOREIGN EXCHANGE.

RATHER THAN DISCUSSING EACH INDIVIDUAL LINE ITEM, I WILL FOCUS ON THE LARGER ONES ONLY.

THE STRONG EBIT PERFORMANCE, COUPLED WITH THE CONTINUED FOCUS ON CASH MANAGEMENT, HAS ENABLED US TO FURTHER IMPROVE OUR OPERATING CASH FLOW, WHICH ROSE 57% TO $393 MILLION.

FOREIGN EXCHANGE IN THE PRIOR PERIOD PREDOMINANTLY RELATES TO THE IFRS ADJUSTMENT WHICH I MENTIONED EARLIER. THIS HAD NO IMPACT ON THE COMPANY'S OVERALL CASH BALANCES OR CASH FLOW. OTHER FOREIGN EXCHANGE CASH FLOWS IN THE CURRENT PERIOD WERE MINIMAL.

THE MAJOR INFLUENCE ON OPERATING CASH FLOW WAS THE $44 MILLION CASH INFLOW AS A RESULT OF CHANGES IN OPERATING ASSETS AND LIABILITIES.

THIS PREDOMINANTLY RESULTS FROM A DECREASE IN NET WORKING CAPITAL PARTIALLY OFFSET BY THE MOVEMENT IN NON-CURRENT RECEIVABLES AND PROGRESSIVE JACKPOT LIABILITIES.

I WILL COVER OFF NET WORKING CAPITAL IN MORE DETAIL IN A MOMENT.

THE NET CASH OUTFLOW FROM INVESTING ACTIVITIES DECREASED $10 MILLION TO $37 MILLION, PRIMARILY REFLECTING THE LOWER ADDITIONS TO THE INSTALLED BASE OF PARTICIPATION UNITS IN NORTH AMERICA THAN IN THE PRIOR YEAR. APPROXIMATELY 72% OF CURRENT PERIOD CAPITAL EXPENDITURE RELATES TO PARTICIPATION UNIT PLACEMENTS.

YOU CAN SEE HERE THE TOTAL $229 MILLION CASH SPEND ON THE VARIOUS CAPITAL MANAGEMENT INITIATIVES WE UNDERTOOK DURING THE YEAR.

THE DEPRECIATION OF THE AUSTRALIAN DOLLAR AGAINST THE US DOLLAR SINCE DECEMBER 2004 RESULTED IN A $12 MILLION INCREASE IN THE AUSTRALIAN DOLLAR VALUE OF THE COMPANY'S FOREIGN DENOMINATED NET DEBT.

IN OVERALL TERMS, THE COMPANY REMAINED EFFECTIVELY DEBT FREE DURING THE YEAR, WITH NET CASH INCREASING BY $64 MILLION DESPITE CAPITAL MANAGEMENT INITIATIVES AND DIVIDEND PAYMENTS TOTALLING ALMOST $300 MILLION.

IN FACT, THIS CASH FLOW DEMONSTRATES THE LEVERAGE OPPORTUNITIES FOR THE COMPANY. DESPITE REVENUES GROWING A REAL 20%, WE HAVE REDUCED WORKING CAPITAL AND INVESTED ONLY $10 MILLION IN NON PARTICIPATION CAPITAL EXPENDITURE. OUR FREE CASH FLOW IN 2005 REPRESENTS 27% OF REVENUES.

WHILE I HAVE ALREADY DISCUSSED THE CASH FLOW IMPACTS OF WORKING CAPITAL, I WANT TO NOW BRIEFLY SHOW HOW NET WORKING CAPITAL IS TRACKING IN OVERALL TERMS.

THIS CHART SHOWS OVERALL NET WORKING CAPITAL TO REVENUE MEASURED ON A PRECEDING 12 MONTHS BASIS OVER THE LAST 5 YEARS.

THIS MEASURE OF WORKING CAPITAL EFFICIENCY HAS IMPROVED SIGNIFICANTLY FROM 9.4% AT THE END OF 2004 TO 3.4% AT 31 DECEMBER 2005. THIS IS, HOWEVER, A RESULT THAT I DO NOT ANTICIPATE REPEATING.

THE SIGNIFICANT DECLINE IN 2005 WAS PREDOMINANTLY DRIVEN BY THE PHASING OF RECEIPTS AND PAYMENTS ASSOCIATED WITH THE SALE OF *KYOJIN-NO-HOSHI 3* IN JAPAN IN THE LAST QUARTER OF THE YEAR. THESE ARE ESTIMATED TO HAVE FAVOURABLY IMPACTED NET WORKING CAPITAL AND HENCE OPERATING CASH FLOW BY $60 - $70 MILLION.

THE OVERALL RESULT WAS ALSO IMPACTED BY HIGHER RECEIVABLE LEVELS IN AUSTRALIA PRIMARILY DUE TO A GREATER PROPORTION OF SALES IN THE FINAL QUARTER

AND AN INCREASE IN THE PLACEMENT OF PRODUCT UNDER THE COMPANY'S *VALUE ADDED SERVICE AGREEMENTS).*

OVER THE MEDIUM TERM, AN AVERAGE NET WORKING CAPITAL TO REVENUE RATIO OF CLOSER TO 10% IS MORE SUSTAINABLE. BY WAY OF EXAMPLE, THE MONTHLY AVERAGE OVER THE FIRST HALF OF 2005 PRIOR TO THE RELEASE OF *KYOJIN-NO-HOSHI 3* WAS 8.8%.

NET WORKING CAPITAL RESULTS IN INDIVIDUAL MONTHS WILL ALWAYS HOWEVER REMAIN SUBJECT TO FLUCTUATION AS A RESULT OF PARTICULAR TRADING INITIATIVES, SUCH AS MAJOR PRODUCT LAUNCHES.

I HAVE INCLUDED INDIVIDUAL CHARTS ON INVENTORY AND RECEIVABLES AS AN ATTACHMENT TO THIS PRESENTATION.

TURNING NOW TO CAPITAL MANAGEMENT.

FIRSTLY I WOULD LIKE TO RE-ITERATE OUR OVERALL CAPITAL MANAGEMENT OBJECTIVES. NAMELY, TO MAINTAIN A CONSERVATIVE FUNDING STRUCTURE, WHICH PROVIDES SUFFICIENT FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY FUTURE STRATEGIC OPPORTUNITIES.

THE COMPANY HAS SUBSTANTIAL CASH ON HAND - $360 MILLION, EXCEEDING DEBT BY SOME $184 MILLION.

IN JULY, WE PUT IN PLACE A NEW $300 MILLION SYNDICATED FACILITY. TOGETHER WITH NET CASH ON HAND AND OUR CASH FLOW EXPECTATIONS, THIS PROVIDES US WITH SIGNIFICANT FINANCIAL FLEXIBILITY.

OPERATING CASH FLOW OVER THE PAST TWO YEARS APPROXIMATES $643 MILLION, GENERATING SOME $559 MILLION OF FREE CASH FLOW.

THE COMPANY'S CASH FLOW PERFORMANCE DEMONSTRATES OUR ABILITY TO GROW WITHOUT SIGNIFICANT INVESTMENT IN CAPITAL EXPENDITURE OR

WORKING CAPITAL. THE OUTLOOK FOR CONTINUED LEVERAGE OF OUR FIXED ASSET BASE AND FREE CASH FLOW REMAINS VERY POSITIVE. AT THE SAME TIME, WE ARE DETERMINED TO TAKE A PRO-ACTIVE APPROACH TO CAPITAL MANAGEMENT.

TAKING THESE OBJECTIVES AND THE POSITIVE CASH FLOW OUTLOOK INTO ACCOUNT, WE HAVE UNDERTAKEN A NUMBER OF CAPITAL MANAGEMENT INITIATIVES OVER THE PAST 12 MONTHS.

IN DECEMBER 2004, WE CALLED FOR REDEMPTION OF OUR US DOLLAR CONVERTIBLE BONDS. HOWEVER REDEMPTION REMAINS SUBJECT TO LEGAL PROCEEDINGS.

WE TODAY ANNOUNCED A FINAL FULLY FRANKED DIVIDEND OF 20 CENTS PER SHARE.

THE BOARD HAS DETERMINED THAT THE DIVIDEND RE-INVESTMENT PLAN WILL NOT OPERATE IN RESPECT OF THIS DIVIDEND.

IN FUTURE PERIODS THE PROSPECT OF FRANKING IS POSITIVE. AT THIS TIME, WE ANTICIPATE BEING ABLE TO FULLY FRANK DIVIDENDS APPROXIMATING 60 – 70% OF EARNINGS, ALTHOUGH THIS MAY CHANGE AS THE MIX OF OVERSEAS EARNINGS CHANGES.

AT OUR RESULTS RELEASE A YEAR AGO WE ANNOUNCED OUR INTENTION TO RETURN $100 MILLION OR 21 CENTS PER SHARE TO SHAREHOLDERS VIA A CAPITAL RETURN. THIS RETURN WAS MADE IN JULY.

DURING THE YEAR WE ALSO COMPLETED THE FIRST SHARE BUYBACK OF $100 MILLION THAT WE ANNOUNCED IN AUGUST 2004. WE THEN ANNOUNCED A SECOND $100 MILLION BUYBACK IN NOVEMBER. THIS BUYBACK IS 30% COMPLETE TODAY AND IT IS OUR INTENTION TO CONTINUE THIS PROGRAM OVER THE REMAINDER OF 2006.

DURING THE SECOND HALF, WE COMMENCED ACQUIRING SHARES ON MARKET IN ANTICIPATION OF SATISFYING OUTSTANDING CONTINGENT OBLIGATIONS IN RESPECT OF

SHARE AND OPTION BASED REMUNERATION PLANS. IN DOING SO, WE AIM TO MITIGATE THE DILUTIONARY IMPACT OF THESE PLANS.

AS AT TODAY, WE HAVE PURCHASED 2.9 MILLION SHARES LEAVING 3.3 MILLION SHARES TO ACQUIRE. WE ANTICIPATE COMPLETION OF PURCHASES TO COVER THESE OVER THE REMAINDER OF THE HALF. WE WILL ALSO CONSIDER FURTHER PURCHASES AS NECESSARY TO MITIGATE THE DILUTIONARY IMPACT OF ANY FURTHER SHARE BASED REMUNERATION GRANTS.

WE ARE CONFIDENT THAT THESE INITIATIVES, TOGETHER WITH ANTICIPATED ONGOING STRONG CASH GENERATION, PROVIDE A BALANCE BETWEEN ENHANCING SHAREHOLDER RETURNS AND LEAVING THE COMPANY WITH AMPLE FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY FUTURE STRATEGIC OPPORTUNITIES.

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS, WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY FOR THE YEAR COMPARED WITH 2004.

EBIT OF $358 MILLION EXCEEDS THE 2004 RESULT BY $128 MILLION, OR 56%.

THE WORKING CAPITAL/REVENUE RATIO FELL TO 3.4% BENEFITTING FROM PARTICULARLY FAVOURABLE CIRCUMSTANCES IN OUR JAPANESE BUSINESS. I ANTICIPATE THIS METRIC WILL REVERT BACK TO THE LEVELS OF THE PAST TWO YEARS IN FUTURE REPORTING PERIODS.

OPERATING CASH FLOW AT $393 MILLION OR 30% OF REVENUE IS ANOTHER RECORD RESULT, ALTHOUGH IT ALSO INCLUDES THE FAVOURABLE JAPANESE BENEFITS I JUST MENTIONED. ADJUSTING FOR THESE, OPERATING CASH FLOW WOULD STILL HAVE BEEN A VERY HEALTHY $320-330 MILLION.

DESPITE CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS PAID DURING THE YEAR TOTALLING ALMOST $300 MILLION, NET CASH ON HAND INCREASED $64 MILLION.

OUR GEARING AND DEBT COVERAGE RATIOS ARE VERY CONSERVATIVE AND DEMONSTRATE THE STRENGTH AND FINANCIAL FLEXIBILITY THAT OUR BALANCE SHEET PROVIDES.

RETURN ON EQUITY IS A VERY SUBSTANTIAL 70%.

FULLY DILUTED EARNINGS PER SHARE IMPROVED 21.9 CENTS OR OVER 75% TO 51.1 CENTS.

IN SUMMARY, AS YOU CAN SEE HERE, THE STRONG OPERATING PERFORMANCE IN THE YEAR HAS ENABLED THE COMPANY TO FURTHER STRENGTHEN ITS FINANCIAL POSITION.

THIS FINANCIAL PERFORMANCE REFLECTS THE BENEFITS OF SUBSTANTIAL TOP LINE GROWTH, THE LEVERAGING OF FIXED COST STRUCTURES AND THE COMPANY'S ABILITY TO SUPPORT SUCH GROWTH WITH MINIMAL CAPITAL INVESTMENT. THIS IS A STRATEGY WE INTEND TO CONTINUE.

I WILL NOW HAND BACK TO PAUL FOR THE SEGMENT REVIEW....PAUL...

THANK YOU, SIMON.

I WOULD LIKE TO THANK SIMON AND HIS TEAM FOR THE CONTRIBUTION THAT THEY HAVE MADE, AND CONTINUE TO MAKE, TO THE COMPANY.

I WILL NOW GO THROUGH THE RESULTS AND OUTLOOK FOR EACH OF THE COMPANY'S KEY MARKETS, NAMELY AUSTRALIA, NORTH AMERICA, JAPAN AND OTHER INTERNATIONAL.

TURNING FIRST TO AUSTRALIA.

THE AUSTRALIAN MARKET CONTINUES TO BE A CHALLENGING ONE. DESPITE THE DIFFICULT TRADING ENVIRONMENT BOTH PROFIT CONTRIBUTION AND SEGMENT MARGIN IMPROVED, YEAR ON YEAR.

AUSTRALIAN SEGMENT PROFIT INCREASED BY 10% TO $107 MILLION, ALTHOUGH REVENUE DECLINED MARGINALLY TO $271 MILLION.

WHILST UNIT SALES WERE DOWN 19%, SALES OF CONVERSIONS WERE UP 13%, REFLECTING OUR CHANGING BUSINESS STRATEGY.

THIS IMPROVED PRODUCT MIX, COMBINED WITH THE CONTINUED FOCUS ON COST CONTROL, RESULTED IN SEGMENT MARGIN IMPROVING FROM 34% TO 39%.

THESE RESULTS WERE ACHIEVED DESPITE CONTINUING LEGISLATIVE AND REGULATORY RESTRICTIONS CONTRIBUTING TO A DRAMATIC SLOWING OF THE REPLACEMENT CYCLE WHICH REMAINS AT HISTORIC LOWS. IN FACT ONLY A FEW YEARS AGO THE REPLACEMENT CYCLE WAS IN THE ORDER OF 5 YEARS COMPARED TO THE 12 YEARS IT IS TODAY.

OUR FOCUS WAS ON PREMIUM PRODUCT, PARTICULARLY OUR *HYPERLINK* PORTFOLIO AND MID-RANGE BONUSING PRODUCTS INCLUDING *EXTREME MYSTERY LINK* AND *CORRIDA DE TOROS.*

THE COMPANY'S MULTIGAME PRODUCT PORTFOLIO MARKETED UNDER *PLAYER'S CHOICE*, AND OUR HYPERLINK PRODUCTS, ARE ONLY AVAILABLE THROUGH THE COMPANY'S *VALUE ADDED SERVICES AGREEMENT,* KNOWN AS 'VASA'.

VASA PERMITS THE COMPANY TO DERIVE AN ONGOING REVENUE STREAM FROM ITS PREMIUM PRODUCTS.

TURNING NOW TO THE STRATEGIES WE ARE CURRENTLY FOCUSING ON AND OUR VIEW OF THE OUTLOOK FOR THE AUSTRALIAN MARKET.

WE WILL CONTINUE TO DEVELOP PREMIUM PRODUCTS TO MAINTAIN OR IMPROVE OUR MARKET SHARE IN AUSTRALIA.

I HAVE ALREADY MENTIONED *HYPERLINK*, OUR MID-RANGE BONUSING PRODUCTS AND *PLAYERS CHOICE*, AND THESE WILL BE FURTHER ENHANCED.

OUR PRODUCT MIX WILL CONTINUE TO CHANGE AS WE SHIFT OUR FOCUS FROM HARDWARE TO SOFTWARE.

OPERATING MARGINS WILL CONTINUE TO IMPROVE AS WE RELEASE MORE OF OUR PRODUCT UNDER A LICENSING MODEL RATHER THAN OUTRIGHT SALE.

RECURRING REVENUE IS ALREADY PROVING SUCCESSFUL FOR THE COMPANY AND DURING 2006 OUR PORTFOLIO WILL BE SUPPLEMENTED BY A RANGE OF NEW PRODUCTS IN THIS AREA.

WE CONTINUE TO SEEK APPROVAL FOR CASHLESS TECHNOLOGY WHICH HAS PROVED VERY POPULAR IN THE UNITED STATES AND MANY OTHER JURISDICTIONS AROUND THE WORLD. WITH GREATER EMPHASIS ON SECURITY IN CLUBS AND HOTELS I CONSIDER THIS A LOGICAL AND ESSENTIAL STEP AND ONE WHICH WILL BE EMBRACED BY AUSTRALIAN OPERATORS.

THE CURRENT REPLACEMENT CYCLE IS UNSUSTAINABLE AND INEVITABLY IT WILL RETURN TO NORMAL LEVELS. WE ARE PROGRESSING THE DEVELOPMENT OF OUR NEXT GENERATION TECHNOLOGY FOR WHEN AN UPTURN OCCURS.

BUSINESS EFFICIENCIES AND COSTS WILL ALSO CONTINUE TO BE A KEY FOCUS FOR THE COMPANY.

I AM SATISFIED THAT WE HAVE ADOPTED A SOUND PRODUCT STRATEGY FOR 2006 AND I AM CONFIDENT THAT THE PROFIT CONTRIBUTION FROM OUR AUSTRALIAN OPERATION WILL CONTINUE TO GROW.

TURNING NOW TO NORTH AMERICA, WHICH WAS THE STANDOUT REGION FOR US DURING THE YEAR. THE

STRONG RESULTS WERE MOST ENCOURAGING, PARTICULARLY GIVEN THAT THE NORTH AMERICAN MARKET WAS RELATIVELY SUBDUED FOR MUCH OF THE SECOND HALF. THIS AROSE FROM UNCERTAINTY AROUND HIGHER INTEREST RATES AND FUEL COSTS, THE IMPACT OF HURRICANE KATRINA ON THE GULF REGION, A SLOWDOWN IN THE REPLACEMENT CYCLE AND DELAYS IN NEW JURISDICTIONS OPENING UP.

THE PROFIT CONTRIBUTION FROM NORTH AMERICA INCREASED BY 78% TO $182 MILLION.

SEGMENT REVENUE IMPROVED BY 35% TO JUST UNDER $500 MILLION. SEGMENT MARGIN INCREASED TO 36%, REFLECTING IMPROVED PRICING, REVENUE MIX AND FURTHER LEVERAGING OF OUR FIXED COSTS.

UNIT SALES WERE UP 43% TO OVER 17,600 UNITS, REFLECTING THE INCREASING POPULARITY OF OUR PRODUCT AND THE EFFORTS OF OUR NORTH AMERICAN TEAM.

WE ALSO SUCCESSFULLY TRIALLED OUR NEW FIVE-REEL STEPPER SERIES, WHICH FEATURES A TWENTY LINE, FIVE REEL VIDEO STYLE FORMAT, DESIGNED TO BRIDGE THE GAP BETWEEN STEPPER AND VIDEO PLAY.

OUR RECURRING REVENUE INSTALLED BASE INCREASED TO 6,159 UNITS, UP 16% ON LAST YEAR.

TOTAL RECURRING REVENUE INCREASED BY 41% TO 108 MILLION U.S. DOLLARS. AVERAGE DOLLAR PER DAY WAS IN LINE WITH LAST YEAR, REFLECTING THE MIX OF JACKPOT TO NON-JACKPOT MACHINES RATHER THAN A DECLINE IN GAME PERFORMANCE.

THE IMPROVEMENT IN RECURRING REVENUE WAS ACHIEVED DESPITE THE IMPACT OF HURRICANE KATRINA AND DELAYS ARISING FROM THE GAME DEVELOPMENT AND APPROVAL PROCESS. THESE IMPACTS RESULTED IN A REDUCTION IN OUR PARTICIPATION INSTALLED BASE OF APPROXIMATELY 150 UNITS AND THE LOSS OF A FURTHER

100 MACHINES, WHICH WERE DUE TO BE INSTALLED IN THE SECOND HALF.

AFTER ALLOWING FOR THE IMPACT OF HURRICANE KATRINA, RECURRING REVENUE PLACEMENTS IN THE SECOND HALF WERE DOUBLE THOSE OF THE FIRST HALF.

THE RECURRING REVENUE INCREASE WAS DRIVEN BY THE EXCEPTIONAL WIN-PER-UNIT PERFORMANCE OF A NUMBER OF NEW AND EXISITING PRODUCTS IN THE SECOND HALF, PARTICULARLY *ZORRO* AND THE ONGOING SUCCESS OF *CASH EXPRESS* AND *MILLIONI$ER*.

TWO FURTHER KEY PRODUCT APPROVALS THAT ASSISTED THE SECOND HALF RESULT WERE *REEL POWER* IN NEVADA AND OUR FIRST STAND ALONE PROGRESSIVES IN NEVADA AND THE GLI JURISDICTIONS.

OUR SYSTEMS BUSINESS RECORDED A SOLID PERFORMANCE WITH REVENUE UP 8% LARGELY DUE TO IMPROVING *OASIS* SYSTEM SALES AND HIGHER INCOME FROM *QUICKETS*, THE COMPANY'S TICKET-IN TICKET-OUT TECHNOLOGY.

DURING THE YEAR, WE SIGNED UP OUR 200TH *OASIS* CUSTOMER AND THE COMPANY RECEIVED APPROVAL FOR ITS *OASIS PERSONAL BANKER* MODULE.

THIS MODULE IS A STATE OF THE ART CASHLESS SOLUTION THAT PERMITS PLAYERS TO CONVERT LOYALTY POINTS TO CASH AT THE GAMING MACHINE AND TO UPLOAD AND DOWNLOAD CASHABLE CREDITS.

ANOTHER INNOVATIVE OASIS PRODUCT SOLUTION RELEASED DURING THE YEAR WAS THE *OASIS SENTINEL III*, WHICH FEATURES A HIGH-RESOLUTION VISUAL DISPLAY ALLOWING CASINOS TO ADVERTISE PLAYER AND HOTEL PROMOTIONS AT THE GAMING MACHINE.

TURNING NOW TO THE INITIATIVES WE HAVE PUT IN PLACE AND THE OUTLOOK FOR NORTH AMERICA.

WE WILL CAPITALISE ON OUR STRONG PRODUCT PERFORMANCE AND MOMENTUM, WHICH WILL SEE MORE PRODUCT FLOWING INTO NORTH AMERICA'S COMMERCIAL AND NATIVE AMERICAN CASINOS THIS YEAR.

OUR FOCUS WILL REMAIN ON BOTH RECURRING REVENUE AND OUTRIGHT SALES PRODUCT AND WE EXPECT TO LAUNCH A SIGNIFICANT NUMBER OF NEW PRODUCTS IN THESE AREAS DURING 2006.

PLAYER PREFERENCES CONTINUE TO SHIFT TOWARDS LOW DENOMINATION GAMES. THESE GAMES MAKE UP ONLY 14% OF THE TOTAL U.S. MARKET COMPARED TO 86% IN AUSTRALIA. WE CONSIDER THIS TO REPRESENT A SIGNIFICANT OPPORTUNITY FOR US. AS A RESULT, OVER 70% OF OUR NORTH AMERICAN GAMES PORTFOLIO IS NOW IN THE LOW DENOMINATION RANGE BEING ONE, TWO AND FIVE CENTS.

WE WILL EXPAND OUR PRODUCT PORTFOLIO FURTHER WITH MULTI-SITE PROGRESSIVE, STEPPER, SLANT TOP AND *INTERBLOCK* MULTI-TERMINAL PRODUCTS.

TWO WEEKS AGO WE BEGAN TRIALLING OUR MULTI-SITE PROGRESSIVES IN THE MOHEGAN SUN CASINO IN CONNECTICUT. TO DATE THE RESULTS ARE VERY ENCOURAGING. BASED ON THE STRENGTH OF ITS PERFORMANCE, WE ANTICIPATE THAT FULL COMMERCIAL DEPLOYMENT WILL COMMENCE SHORTLY.

I MENTIONED EARLIER OUR 5 REEL STEPPERS. THIS PRODUCT HAS BEEN PERFORMING VERY WELL IN TRIAL SITES. WE WILL CONTINUE TO ADD CONTENT IN THIS AREA AS WE LAUNCH IT AS A REGULAR CATALOGUE ITEM IN THE SECOND QUARTER OF THIS YEAR.

WE HAVE JUST SUCCESSFULLY LAUNCHED OUR NEW SLANT TOP, WHICH WAS AN AREA WE HAD NOT RECENTLY CONCENTRATED ON. THIS WILL GIVE US ACCESS TO AN EVEN GREATER SHARE OF THE MARKET. TODAY APPROXIMATELY 25% OF CASINO FLOORS ARE SLANT TOPS.

THE MULTI-TERMINAL OFFERINGS WILL COMPRISE THE CURRENT SUITE OF INTERBLOCK PRODUCTS THAT WE ARE NOW OFFERING GLOBALLY. WE WILL ALSO BE ABLE TO ACCESS THE POKERTEK ELECTRONIC POKER PRODUCT, WHICH WE SEE AS HAVING SIGNIFICANT POTENTIAL. ALL OF THESE PRODUCTS ARE SUBJECT TO REGULATORY APPROVAL.

WE INTEND TO EXPAND OUR CONTENT LICENSING BUSINESS, WHICH HAS ALREADY PROVEN SUCCESSFUL IN A NUMBER OF CLASS II MARKETS.

AS I SAID LAST YEAR, HISTORICALLY, OUR SHARE OF KEY ACCOUNTS HAS BEEN SUBSTANTIALLY LOWER THAN OUR OVERALL MARKET SHARE IN THE UNITED STATES.

WHILE WE HAVE CERTAINLY MADE PROGRESS IN THIS AREA, GROWING OUR SHARE IN THE MAJORS STILL REPRESENTS A KEY OPPORTUNITY FOR US TO INCREASE SALES AND VISIBILITY IN THE MARKET.

TURNING TO THE OUTLOOK FOR 2006.

WE INTEND TO CONTINUE TO DRIVE GROWTH IN UNIT SALES AND RECURRING REVENUE INSTALLED BASE, ADDING ONTO OUR SUCCESSFUL MK VI PLATFORM THROUGH NEW GAME RELEASES.

OUR SYSTEMS BUSINESS CONTINUES TO GROW. THE YEAR HAS STARTED WELL WITH US SUCCESSFULLY TENDERING FOR TWO MAJOR INSTALLATIONS. WE ARE CURRENTLY INSTALLING THE FIRST OF THOSE AT SPIRIT MOUNTAIN IN OREGON.

HOWEVER, I EXPECT THE OVERALL SYSTEMS BUSINESS TO REMAIN RELATIVELY FLAT IN THE ABSENCE OF FURTHER JURISDICTIONS OPENING UP.

OVERALL I AM POSITIVE ABOUT OUR PROSPECTS IN NORTH AMERICA FOR 2006. THE MARKET IS UNLIKELY TO SEE SIGNIFICANT ORGANIC GROWTH UNTIL MAJOR JURISDICTIONS, SUCH AS PENNSYLVANIA AND FLORIDA, OPEN UP.

WE WILL CONTINUE TO INCREASE MARKET SHARE AS FLOORS MOVE MORE TOWARDS LOW DENOMINATION VIDEO SLOTS AND AS WE ESTABLISH POSITIONS IN THOSE SEGMENTS OF THE FLOOR WHERE WE HAVE NOT PREVIOUSLY BEEN COMPETING.

TURNING NOW TO JAPAN.

REVENUE WAS UP 11% TO 373 MILLION DOLLARS AND SEGMENT CONTRIBUTION PROFIT WAS UP BY ALMOST 16% TO 88 MILLION DOLLARS.

MARGIN IMPROVED TO 23%. THE EXTENT OF THIS IMPROVEMENT RESULTS FROM LOWER INVENTORY PROVISIONING OFFSET BY HIGHER TRADE-INS.

WE SOLD OVER 98,000 GAMES IN JAPAN DURING 2005, A NEW RECORD FOR THE COMPANY. THE ASSISTANCE WE RECEIVED FROM SAMMY CORPORATION CONTRIBUTED TO THIS STRONG PERFORMANCE.

TWO GAMES DROVE THIS SUCCESS. THE FIRST WAS *STREETFIGHTER II,* WHICH WAS RELEASED LATE IN THE FIRST HALF AND SOLD JUST OVER 23,000 UNITS.

THE SECOND GAME WAS *KYOJIN-NO-HOSHI 3,* WHICH WE LAUNCHED IN OCTOBER WITH OVER 72,000 UNITS SOLD DURING THE SECOND HALF.

IN AUGUST, WE OPENED A NEW OFFICE IN OSAKA AND EXPANDED OUR TOKYO OFFICE TO CONSOLIDATE OUR R&D FACILITY INTO THE SAME BUILDING AS SALES AND MARKETING.

NOW LOOKING AT SOME OF THE INTIATIVES WE ARE CURRENTLY PURSUING IN JAPAN AND THE OUTLOOK FOR THE COMING YEAR.

OUR KEY STRATEGIES FOR 2006 WILL BE OPTIMISING OUR REGULATION 4 PRODUCT SALES AND OBTAINING REGULATION 5 GAME APPROVALS.

WE HAVE 7 REGULATION 5 GAMES CURRENTLY IN DEVELOPMENT. OF THESE, 2 ARE PRESENTLY AWAITING REGULATORY APPROVAL. IF SUCCESSFUL, WE ANTICIPATE RELEASING THE FIRST OF THESE LATE IN THE FIRST HALF.

WE CONTINUE TO PURSUE REVENUE DIVERSIFICATION OPPORTUNITIES, INCLUDING LICENSING ARRANGEMENTS.

WE ARE MONITORING THE POTENTIAL INTRODUCTION OF CASINOS INTO JAPAN ALTHOUGH THIS IS NOT EXPECTED TO HAPPEN THIS YEAR.

THE MEDIUM TERM OUTLOOK IS DEPENDENT ON THE SUCCESSFUL DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF REGULATION 5 PRODUCT.

TURNING TO THE OUTLOOK.

I ANTICIPATE THAT *KYOJIN-N0-HOSHI 3* WILL CONTINUE TO SELL OVER THE BALANCE OF THE FIRST HALF.

I AM OPTIMISTIC THAT WE WILL SHORTLY RECEIVE APPROVAL FOR THE FIRST OF OUR REGULATION 5 GAMES, ENABLING US TO DELIVER ON OUR STRATEGY OF SELLING A LARGER NUMBER OF TITLES THAN WE MIGHT NORMALLY DO TO BOOST OVERALL UNIT SALES.

I AM CONFIDENT OF THE LONGER TERM SUSTAINABILITY AND GROWTH POTENTIAL OF OUR JAPANESE BUSINESS.

TURNING NOW TO OTHER INTERNATIONAL MARKETS.

IN ALL OTHER MARKETS IN WHICH WE OPERATE, COMBINED REVENUE INCREASED BY 7% TO $156 MILLION.

OUR ASIA PACIFIC, NEW ZEALAND AND SOUTH AFRICAN OPERATIONS TOGETHER DROVE OVERALL GROWTH IN THIS SEGMENT.

WE HAVE ESTABLISHED STRONG MARKET SHARES IN THE NEW MARKETS WE HAVE ENTERED AND I BELIEVE THIS POSITIONS US VERY WELL FOR FUTURE GROWTH IN THOSE COUNTRIES.

NO BETTER EXAMPLE OF OUR SUCCESS IS MACAU, WHICH REMAINS THE STANDOUT PERFORMER IN THE ASIA-PACIFIC REGION, WHERE OUR OVERALL SHIP SHARE IS IN EXCESS OF 46% AND OUR MARKET SHARE HAS CONTINUED TO INCREASE TO AROUND 40%.

TO SUPPORT THIS GROWTH WE HAVE OPENED A NEW OFFICE TO DIRECTLY SUPPLY SALES AND SERVICE TO THIS IMPORTANT MARKET.

ELSEWHERE IN THE REGION, SALES TO MALAYSIA, CAMBODIA AND VIETNAM WERE STRONG.

IN NEW ZEALAND WE EXPERIENCED A WELCOME TURNAROUND WITH REVENUE UP 29% YEAR ON YEAR, DESPITE A PARTICULARLY DIFFICULT REGULATORY ENVIRONMENT.

SOUTH AFRICA RECORDED GROWTH IN UNIT SALES AND REVENUE, DRIVEN LARGELY BY GROWTH IN THE LIMITED PAYOUT MACHINE MARKET.

IN JULY, WE AGREED TO SELL A 28% INTEREST IN OUR SOUTH AFRICAN BUSINESS TO A LEADING BLACK ECONOMIC EMPOWERMENT INVESTMENT COMPANY. IN DOING SO WE BECAME THE FIRST INTERNATIONAL GAMING COMPANY TO EMBRACE THE OBJECTIVES OF THIS GOVERNMENT INTIATIVE.

AS SIMON MENTIONED EARLIER, WE EXPECT ALL CONDITIONS OF SALE TO BE MET SHORTLY AND THE PROFIT ON SALE WILL NOW BE RECOGNISED IN OUR 2006 RESULTS.

IN RUSSIA, CHANGES TO OUR DISTRIBUTION ARRANGEMENTS AND TO THE RUSSIAN LICENSING ENVIRONMENT, IMPACTED NEGATIVELY ON SALES.

I BELIEVE THAT THE REGULATORY CHANGES, WHICH HAVE IMPACTED ON ALL SUPPLIERS, WILL BE COMPLETED LATER THIS YEAR. ONCE FINALISED I AM OPTIMISTIC ABOUT A

STRONG RECOVERY IN THAT MARKET AND OF ARISTOCRAT SECURING SIGNIFICANT MARKET SHARE.

REVENUE DERIVED FROM THE REST OF EUROPE GREW STRONGLY YEAR ON YEAR. *HYPERLINK LOCO LOOT* PROVED A PARTICULARLY STRONG PERFORMER IN GERMANY, ALONG WITH CONTINUED STRONG SALES INTO HOLLAND.

IN SOUTH AMERICA REVENUE FELL FROM $20 MILLION TO $13 MILLION YEAR ON YEAR. THIS WAS DUE TO THE FACT THAT THE 2004 RESULT INCLUDED COLLECTIONS ON A LEGACY CONTRACT.

DURING THE YEAR WE SUCCESSFULLY IDENTIFIED AND COMMENCED SUPPLYING A SMALL NUMBER OF HIGHLY CREDENTIALLED OPERATORS IN ARGENTINA, CHILE, PERU AND BRAZIL. WE ALSO COMPLETED THE FIRST INSTALLATION OF RECURRING REVENUE GAMES IN PANAMA.

EXCLUDING THE IMPACT OF THE LEGACY CONTRACT COLLECTIONS, REVENUE IMPROVED YEAR ON YEAR AS THE COMPANY CONTINUED TO GAIN MOMENTUM IN THE REGION.

TURNING NOW TO THE INITIATIVES WE ARE PURSUING IN OUR OTHER MARKETS AND THE OUTLOOK FOR THOSE MARKETS FOR 2006.

MACAU, MALAYSIA, SINGAPORE, SOUTH KOREA, THAILAND, THE PHILIPPINES AND CAMBODIA EACH PRESENT UNIQUE CHALLENGES AND OPPORTUNITIES. I AM PLEASED TO SAY THAT OUR ASIA-PACIFIC SALES TEAM IS DOING AN EXCELLENT JOB IN IDENTIFYING OPPORTUNITIES AND ENSURING WE OBTAIN STRONG MARKET PRESENCE IN EACH OF THESE MARKETS.

WE CONTINUE TO CLOSELY MONITOR DEVELOPMENTS IN THE UK MARKET, WHICH IS NOW EXPECTED TO OPEN IN 2007.

RUSSIA WILL BEGIN TO REALISE ITS POTENTIAL AS AN IMPORTANT MARKET FOR US LATER THIS YEAR ONCE THE NEW REGULATORY FRAMEWORK IS IN PLACE.

SOUTH AMERICA WILL MAKE A MODEST BUT GROWING CONTRIBUTION TO RESULTS AS WE EXPAND OUR BUSINESS TO OUR SMALL GROUP OF QUALIFIED OPERATORS.

HOWEVER, IN ALL EMERGING MARKETS WE WILL CONTINUE TO FOLLOW OUR LOW RISK DISTRIBUTION MODEL AND CAREFULLY BALANCE UPSIDE POTENTIAL AGAINST RISK.

NOW LOOKING AT WHAT OUR OBJECTIVES ARE OVER THE COURSE OF THE COMING 12 MONTHS:

- WE WILL CONTINUE TO IMPROVE MARGINS WITHIN THE AUSTRALIAN AND NEW ZEALAND MARKETS, BOTH OF WHICH ARE MATURE AND HAVE CONSTRICTIVE REGULATORY FRAMEWORKS. WE WILL DO THIS BY CONTINUING TO DEVELOP OUR PRODUCT MIX WITH A FOCUS ON LICENSING.

- WE SHALL GROW OUR NORTH AMERICAN BUSINESS BY INCREASING OUR INSTALLED BASE OF RECURRING REVENUE UNITS, PARTICULARLY WITH THE INTRODUCTION OF OUR MULTI-SITE PROGRESSIVES, AND BY BUILDING ON THE MOMENTUM WE HAVE ON OUTRIGHT SALES. WE SHALL DRIVE HARDER IN THE LOWER DENOMINATION CATEGORIES AND WE WILL BROADEN OUR PRODUCT RANGE WITH 5 REEL STEPPER PRODUCT AND SLANT TOPS.

- IN JAPAN WE WILL SUCCESSFULLY TRANSITION FROM REGULATION 4 TO REGULATION 5 GAMING. WE AIM TO DEVELOP AND, SUBJECT TO REGULATORY APPROVAL, RELEASE A RANGE OF REGULATION 5 COMPLIANT GAMES INTO THAT MARKET.

- WE WILL EXPAND OUR RECURRING REVENUE BASE IN AS MANY MARKETS AS POSSIBLE.

- WE WILL STRIVE TO OBTAIN A SIGNIFICANT MARKET SHARE IN EACH EMERGING MARKET WITH PARTICULAR FOCUS ON ASIA, RUSSIA AND THE UK.

- R&D WILL BE APPROPRIATELY RESOURCED TO ENSURE ARISTOCRAT REMAINS THE MARKET LEADER IN GAMES AND SYSTEMS CONTENT.

- WE WILL MAINTAIN FOCUS ON COST CONTROL AND BUSINESS EFFICIENCY. AS OUR BUSINESS BECOMES MORE GLOBAL WE WILL CONTINUE TO LOOK FOR THE MOST EFFICIENT BUSINESS MODEL IN EACH MARKET AND SIMPLIFY OUR SUPPLY CHAIN.

- AND, WE MUST ENSURE THAT THE CULTURAL CHANGES ENGINEERED WITHIN THE COMPANY ARE REFINED TO INSTIL THE PRINCIPLE THAT EVERYONE STRIVES TO MAXIMISE THE RETURNS TO ALL STAKEHOLDERS.

I WOULD NOW LIKE TO GIVE YOU AN UPDATE ON THE GROWTH FRAMEWORK WE OUTLINED TO YOU LAST YEAR.

GAMING REMAINS IN ITS INFANCY IN MANY GLOBAL MARKETS.

MODELLING THE SIZE OF THIS GLOBAL POTENTIAL REQUIRES MAKING ASSUMPTIONS ABOUT THE TIMING OF LEGALISATION AND THE TYPE OF GAMING ALLOWED, AND IS THEREFORE SUBJECT TO INHERENT ERROR. HOWEVER IT IS REASONABLE TO EXPECT THAT VOLUME GROWTH, EXCLUDING JAPAN, OVER A 5 YEAR TIME FRAME COULD BE IN THE ORDER OF 5 – 15% PER ANNUM COMPOUND.

THIS IN TURN MEANS THAT THE GROWTH POTENTIAL FOR ARISTOCRAT IS SUBSTANTIAL.

I HAVE ALREADY OUTLINED SOME OF OUR PLANS FOR MANY MARKETS AROUND THE WORLD. THE CHALLENGE FOR US IS TO TAKE ADVANTAGE OF THE OPPORTUNITIES AS THEY PRESENT THEMSELVES AND TO CARVE OUT STRONG MARKET POSITIONS IN EACH NEW TERRITORY WHERE IT IS ECONOMICALLY VIABLE TO DO SO.

LOOKING BEYOND 2006, I ENVISAGE GREAT OPPORTUNITIES IN 2007, 2008 AND BEYOND.

I THINK THE OPTIMISM IS WELL JUSTIFIED, GIVEN THE NUMBER OF NEW CASINOS THAT ARE CURRENTLY UNDER CONSTRUCTION OR FOR WHICH THERE ARE FIRM PLANS.

MACAU HAS SOME 12 CASINOS COMING ON LINE AND WITH OUR CURRENT MARKET SHARE, WE ARE WELL POSITIONED. SINGAPORE IS WELL ADVANCED IN ITS LICENSING PROCESS FOR ITS 2 CASINOS. THAILAND IS AGAIN LOOKING AT ITS CASINO PLANS, AND I HAVE ALREADY MENTIONED JAPAN.

NEW JURISDICTIONS IN THE UNITED STATES, PRINCIPALLY FLORIDA AND PENNSYLVANIA, WILL OPEN UP DURING THE COURSE OF THIS YEAR. THE LICENSING PROCESS IN THE UK AND RUSSIA IS PROGRESSING.

IN VIEW OF THESE DEVELOPMENTS AND THE NEW TECHNOLOGIES THAT WILL BE INTRODUCED, I THINK THERE ARE SOUND REASONS FOR THIS OPTIMISM.

OUR CORE COMPETENCIES LIE IN VIDEO SLOTS, IN GAMING CONTENT AND IN SYSTEMS. WE MUST LEVERAGE OUR SKILLS IN THOSE AREAS. WE ALSO NOW HAVE AN EXTENSIVE DISTRIBUTION CAPABILITY ON A GLOBAL SCALE, BEING LICENCED IN WELL OVER 200 JURISDICTIONS. WE THEREFORE HAVE THE CAPACITY TO BROADEN OUR PRODUCT RANGE WHILST RECOGNISING THAT OUR BUSINESS IS THE SUPPLY OF GAMING SOLUTIONS AROUND THE WORLD.

I CONTINUE TO BELIEVE THAT OUR ORGANIC GROWTH OPPORTUNITIES ARE THE MOST SIGNIFICANT, OFFERING THE HIGHEST PAYBACK. THE MARKET WILL CONTINUE TO

CONSOLIDATE AND IT IS IN THAT ENVIRONMENT THAT MUCH OF OUR ONGOING GROWTH WILL OCCUR.

THE INTRODUCTION OF NEW TECHNOLOGY WILL ENABLE OUR DOWNLOADABLE SYSTEMS TO BE INTRODUCED GLOBALLY OVER A PERIOD OF TIME, STARTING IN THE LARGEST MARKETS.

WE WILL CONTINUE TO UTILISE OUR LOWER RISK DISTRIBUTION MODEL WHICH HAS PROVEN TO BE A SUCCESSFUL ONE FOR US IN EMERGING MARKETS.

OUR BUSINESS AND STRATEGIC DEVELOPMENT TEAM HAVE BEEN AND WILL CONTINUE TO BE ACTIVE IN LOOKING AT VARIOUS OPPORTUNITIES TO GROW OUR BUSINESS.

DURING THE PAST YEAR WE CONCLUDED TWO SIGNIFICANT TRANSACTIONS AIMED AT BROADENING OUR PRODUCT RANGE, NAMELY ELEKTRONCEK WHICH DESIGNS AND MANUFACTURES ELECTRO-MAGNETIC GAMING PRODUCTS, AND POKERTEK WHICH HAS DEVELOPED A UNIQUE ELECTRONIC POKER TABLE GAME.

WE HAVE PLACED OURSELVES IN A STRONG STRATEGIC POSITION IN SOUTH AFRICA, WHERE WE HAVE PARTNERED WITH A HIGHLY CREDENTIALLED LOCAL COMPANY.

WE ALSO OPENED A NUMBER OF NEW OFFICES, INCLUDING MACAU, OSAKA, CAPETOWN AND MOSCOW.

WE CONTINUED THE PROCESS OF STREAMLINING OUR SUPPLY CHAIN, MOVING MORE TOWARDS ASSEMBLY RATHER THAN A MANUFACTURER OF EACH AND EVERY COMPONENT IN OUR CABINETS.

THE PARAMETERS WITHIN WHICH OUR DEVELOPMENT TEAM WORKS REMAIN UNCHANGED. THE FOCUS IS ON OPPORTUNITIES TO EXTEND OUR PATENT PORTFOLIO AND PRODUCT BASE, RATHER THAN AN ACQUISITION SIMPLY TO INCREASE MARKET SHARE.

TURNING TO THE OUTLOOK FOR 2006.

WHILST WE ARE ONLY 7 WEEKS INTO THE YEAR, I AM CONFIDENT THAT THERE IS POSITIVE MOMENTUM IN THE BUSINESS. I BELIEVE WE WILL CONTINUE TO GROW PROFITABILITY AND OUR SHARE OF THE GLOBAL MARKET.

THERE ARE A NUMBER OF UNCERTAINTIES IN SOME MARKETS, WHICH I MENTIONED EARLIER IN THE PRESENTATION. MAJOR INFLUENCES ON OUR 2006 PERFORMANCE WILL INCLUDE ANY UPLIFT IN THE REPLACEMENT CYCLE IN AUSTRALIA, CONTINUED GROWTH IN THE OVERALL NORTH AMERICAN MARKET, REGULATORY AND PUBLIC ACCEPTANCE OF REGULATION 5 GAMES IN JAPAN, AND STABILISATION OF THE REGULATORY ENVIRONMENT IN RUSSIA.

BEYOND 2006 THE OUTLOOK FOR THE FOLLOWING FEW YEARS ALSO LOOKS POSITIVE. THE GLOBAL GAMING MARKET CONTINUES TO EXPAND AND AS WE GATHER MOMENTUM WITH OUR WIDER PRODUCT RANGE, AND AS OUR NEW TECHNOLOGIES ARE INTRODUCED TO THE INDUSTRY, I AM OPTIMISTIC THAT OUR LONG TERM OBJECTIVES WILL BE ACHIEVED.

I WOULD LIKE TO SUMMARISE THE MAJOR POINTS WE HAVE COVERED THIS MORNING.

REVENUE WAS UP BY 15% TO $1.3 BILLION DOLLARS.

WE HAVE REPORTED A RECORD PROFIT AFTER TAX OF $244 MILLION.

OUR CASH FLOW INCREASED 57% TO $393 MILLION, DEMONSTRATING THE STRENGTH OF THE UNDERLYING BUSINESS.

THE COMPANY'S CASH ON HAND EXCEEDS ITS DEBT BY $183 MILLION.

THE BOARD DECLARED A FINAL DIVIDEND OF 20 CENTS PER SHARE FULLY FRANKED.

WE WILL CONTINUE TO CHALLENGE OUR ENTIRE ORGANISATION TO BRING GREATER EFFICIENCY,

EFFECTIVENESS AND DISCIPLINE TO RESOURCE ALLOCATION DECISIONS, TO ENSURE THAT WE CONTINUE TO DELIVER VALUE TO OUR SHAREHOLDERS.

LADIES AND GENTLEMEN, BEFORE I TAKE THE FIRST QUESTION, PLEASE NOTE THAT THIS IS A WEBCAST AND A TELECONFERENCE.

PLEASE BE AWARE THAT YOUR QUESTIONS WILL BE HEARD BY A MUCH WIDER AUDIENCE THAN THE PEOPLE IN THIS ROOM AND ARE BEING RECORDED.

I WOULD ALSO LIKE TO POINT OUT THAT LEGAL CONSIDERATIONS WILL PREVENT US FROM ANSWERING ANY QUESTIONS REGARDING ONGOING LITIGATION.

PLEASE INDICATE IF YOU WOULD LIKE TO ASK A QUESTION AND ONE OF OUR ATTENDANTS WILL PASS YOU A MICROPHONE.


12

## Corporate governance

The Board is committed to maintaining the highest standards of corporate governance. Furthermore, the Board considers its governance practices and policies comply with the 28 ASX Corporate Governance Council recommendations which are set out in the March 2003 ASX publication "*Principles of Good Corporate Governance and Best Practice Recommendations*".

Set out below is a summary of Aristocrat's ("the Company") corporate governance practices which were in place throughout the 2005 reporting period. For ease of reference this statement has been prepared and presented in a format consistent with the above named publication.

## Principle 1 - Lay solid foundations for management and oversight

*Board role and responsibilities*

The Board has formalised its roles and responsibilities into a Board Charter which is available on the Company's website, www.aristocratgaming.com. In summary, the Board's main responsibilities include the:

- review and approval of Company strategy;
- monitoring of Company performance and overall conduct;
- selection, appointment, remuneration and performance evaluation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO);
- implementation and continued monitoring of appropriate risk management and reporting systems;
- establishment and monitoring of policies to ensure compliance with the legal and regulatory regimes to which the Company is subject and to ensure the highest standards of corporate conduct; and
- promotion of open and proper communication between the Company and its stakeholders.

*Delegation to management*

The Board has delegated certain responsibilities to management including the day to day operation and administration of the Company. The Board Charter clearly specifies those matters that are reserved for the Board only.

## Principle 2 - Structure the Board to add value

*Board Composition*

The Board has determined that its optimal size is between seven and nine members. As at 31 December 2005, the Board comprised six non-executive directors and one executive

director. Details, qualifications and information on other directorships held by each member of the Board can be found in the Directors' Report.

The Board comprises members with a broad range of skills and experience. The Board considers it important for the following skills and experience to be represented on the Board:

- experience as a Chief Executive;
- international business experience;
- financial experience;
- technology experience especially in the software or computer industries;
- marketing experience;
- legal and regulatory experience; and
- corporate governance and risk management experience.

The Board annually reviews the skills and experience of its members and decides on whether any action needs to be taken to augment or complement those skills.

*The Board Chairman*

The Chairman is selected by the Board and is a non-executive director. The Chairman and the office of the CEO are not held by the same person. The Chairman is responsible for the leadership of the Board, ensuring effectiveness in all aspects of its role including:

- setting board meeting agendas;
- conducting and leading Board meetings;
- ensuring effective communication with shareholders;
- conducting and leading shareholder meetings; and
- being the main point of contact between the Board and the CEO.

*Board meetings*

The Board meets regularly and this year the Board met a total of eleven times which included two day meetings focussed on strategy and budget. The number of meetings attended by each director is tabled in the Directors' Report. Executive management are regularly invited to attend and present at Board meetings. During the year the non-executive directors also held meetings without the presence of executive management.

*Director independence*

Every year the Board assesses each of the non-executive directors against specific criteria to decide whether they are independent. Directors are considered to be independent if they meet the following criteria:

- they are not a substantial (5% or greater) shareholder of the Company or an officer of a substantial shareholder of the Company;

- they have not been employed in an executive capacity in the last three years by the Company or a subsidiary of the Company;
- they have not been employed as a principal of a material professional advisor to the Company during the past three years;
- they are not a material supplier or customer of the Company or any subsidiary of the Company;
- they have no material contractual relationship with the Company (other than as a director); and
- they are free from any interest, business or personal, which could or could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company.

In determining whether or not a material relationship exists with a third party such as a supplier, professional advisor or customer the Board considers that relationship to be material if it meets the following criteria:

- where the customer accounts for more than 5% of the Company's consolidated gross revenue per annum;
- if the Company accounts for more than 5% of the supplier's consolidated revenue;
- where the total value of any contract or relationship between the Company and the director (other than as a director of the Company) exceeds A$1m.

The Board determined that all non-executive directors were considered to be independent as at 31 December 2005.

*Independent professional advice*

Any director may seek independent external advice in relation to any Board matter at the expense of the Company with the prior consent of the Chairman. Whenever practicable the advice should be commissioned in the joint names of the director and the Company and a copy of the advice should be made available to the entire Board.

*Board committees*

The Board is assisted in fulfilling its responsibilities by four committees. Each committee is governed by a Charter which is regularly reviewed and approved by the Board. The Charters are available on the Company's website www.aristocratgaming.com. The four Board committees are the:

- Regulatory and Compliance Committee;
- Nomination and Governance Committee;
- Audit Committee; and
- Remuneration Committee.

An overview of the composition and responsibilities of each of the Board committees is provided below.

*Regulatory and Compliance Committee*

This committee is chaired by Mr WM Baker who is a non-executive director. The committee also comprises a number of executive management members. Committee members are appointed for two years by the Board and are subject to approval by certain gaming authorities / bodies. The committee is required to meet four times per year. During the year the committee met nine times. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- assisting the Board and executive management in obtaining information necessary to make decisions in the area of hiring key personnel and entering into or continuing business associations;
- the review of existing and proposed business undertakings for regulatory compliance;
- conducting investigations as appropriate and making recommendations to the Board; and
- monitoring and ensuring licensing conditions and regulatory requirements are met.

*Nomination and Governance Committee*

This committee is chaired by the Chairman, Mr DJ Simpson and all directors are members of this committee. The committee is scheduled to meet twice per year. During the year the committee met four times. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- recommendations on Board structure, membership, tenure, succession planning and committee membership;
- induction and training of directors;
- the Board and individual director performance assessment;
- development and review of CEO conditions of employment; and
- overall Company corporate governance policies and procedures.

*Audit Committee*

This committee is chaired by Mrs P Morris. The Audit Committee comprises four non-executive directors. The committee is scheduled to and did officially meet four times throughout the year. During the year separate meetings in addition to the four scheduled Audit Committee meetings also took place between the Chair of the Audit Committee and both the Company's external and internal auditors. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- the evaluation and monitoring of the Company's internal control environment and risk management function;
- overseeing and reviewing the scope, quality and cost of the internal and external audits;
- reviewing the reports presented to the committee by both the auditors and management;
- recommending to the Board the appointment of internal and external auditors;
- reviewing the Company's management and statutory reporting (including the half year and full year accounts);
- the review and approval of finance and accounting policies and the ongoing monitoring of their implementation and effectiveness;
- ongoing monitoring of the Company's various disclosure obligations; and
- the review and pre-approval of any non audit services provided by either the internal or external auditors ensuring that their independence is maintained at all times.

*Remuneration Committee*

This committee is chaired by Mrs P Morris. The Remuneration committee comprises three non-executive directors. The committee is scheduled to and did officially meet four times throughout the year. Attendance of committee meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management;
- making recommendations to the Board on:
    - the CEO and senior management fixed remuneration framework and levels;
    - the CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
    - the Chairman and non executive director fees; and
- the Company's superannuation arrangements.

*Nomination, selection and appointment process of new directors*

Recommendations for the nomination of new directors are made by the Nomination and Governance Committee. Generally, external consultants are used to identify potential directors. Those nominated are assessed by the committee against a range of criteria including professional skills, experience, qualifications and background. Any director appointed during the year will stand for election by shareholders at the next annual general meeting (AGM).

Formal letters of appointment are issued to those invited to join the Board and individual service agreements are entered into with all directors. All new directors undergo an induction program.

*Other directorships*

Directors are required to limit the number of directorships of other listed companies to five in order to ensure that sufficient time is available to attend to the affairs of the Company. The Chair is required not to hold more than one other position as Chair of a listed company. The CEO should only accept appointment to the Board of another listed company with the approval of the Board.

**Principle 3 - Promote ethical & responsible decision making**

*Code of Conduct*

The Board has adopted a Code of Conduct which applies to directors and all employees. The Code is reinforced through various training programs and Company publications. The Code provides an ethical and behavioural framework for the way business is conducted and contains a set of general business ethics including (but not limited to):

- acting honestly and fairly in all dealings and to conduct business with strict professional courtesy and integrity;
- to abide and comply with all applicable laws and regulations;
- report suspected corrupt or unethical conduct;
- ensure that Company resources and property are used properly and efficiently; and
- not disclose information or documents relating to the Company or its businesses other than as required by law and not to make any public comment on Company matters unless authorised to do so.

The full Code of Conduct is available on the Company's website www.aristocratgaming.com

*"Tip-Offs Anonymous" program*

"Tip-offs Anonymous" is an independent, confidential telephone, email and postal service that provides an effective channel for employees to anonymously report instances of suspected workplace misconduct. The service is available to all employees worldwide. All reported incidents are reviewed by a select group of senior executives who decide on the appropriate course of action to be taken. A summary of all reported incidents and action taken is provided to the Audit Committee. Any reported incidents involving senior executives are reported directly to the Chairman of the Audit Committee by the Tip-offs Anonymous service provider.

*Securities trading policy*

The Company's policy prohibits any director or employee dealing in the securities of the Company if they are in possession of any price-sensitive information. Subject to this, directors and senior executives may only deal in the shares of the Company from the day after until the 42nd calendar day following:

- the announcement of the half year and full year results;
- the issue of any prospectus by the Company; and
- the Company's annual general meeting.

The policy can be found on the Company's website, www.aristocratgaming.com.

**Principle 4 - Safeguard integrity in financial reporting**

*Certifications from the CEO and CFO*

The Board received a written certification on 23 February 2006 from both the CEO and CFO that the Company's financial reports for the year ended 31 December 2005 present a true and fair view in all material respects of the company's financial condition and operational results and are in accordance with relevant accounting standards.

*Audit Committee*

The Audit Committee's composition, roles and responsibilities are provided under Principle 2 of this statement.

*Selection of auditors*

In February 2005, the Board invited submissions from a number of professional accounting firms for the provision of external audit services.

The Audit Committee is responsible for overseeing the external auditor selection process. This process includes assessing each of the submissions received and making a formal recommendation to the Board on the appointment of the external auditor.

As part of that selection process, the Audit Committee assessed each of the submissions received on the following criteria:

- independence
- overall audit approach and methodology;
- relevant industry experience;
- experience, and qualifications of key audit staff; and
- cost.

After careful consideration of the above criteria, the Audit Committee recommended to the Board the re-appointment of Pricewaterhouse Coopers (PwC) as the Company's external auditors.

*Auditor independence*

The Company has adopted a formal charter of "Audit Independence". The Charter restricts the types of non audit services that can be provided by either the internal or external auditors. In addition, any non-audit services which are to be provided by the internal or external auditors need to be pre-approved by the Chair of the Audit Committee.

The Charter does not allow the following services to be provided by the internal or external auditors:

- bookkeeping or other services related to accounting records or financial statements;
- financial information systems design and implementation;
- valuation services (including appraisals or fairness opinions);
- management or human resource functions; and
- actuarial, investment advisory or banking services.

The Audit Committee reviews the independence of the auditors four times a year. The Company requires the senior audit partner to rotate every five years. The Charter also places restrictions on the hiring of employees or former employees of the auditor firms. The Company expects the external auditor to attend the annual general meeting of shareholders and to respond to questions relating to the conduct of the audit and the auditors' role.

*Non audit services provided*

Non audit services provided by the external auditor are disclosed and explained in both the Directors' Report and Note 29 to the financial statements.

The Board is satisfied that the nature and scope of these services did not compromise auditor independence. When making this assessment the Board used the Corporations Act and the Company's Charter of Audit Independence. The auditor's independence declaration for the year ended 31 December 2005 has been received and is attached to the Directors' Report.

**Principle 5 - Make timely and balanced disclosure**

The Company has written policies dealing with the Company's disclosure obligations and responsibilities under both the ASX Listing Rules and the Corporations Act. The Company's policy on continuous disclosure is available on the Company's website www.aristocratgaming.com.

The Company has in place the following procedures in order to comply with its continuous disclosure responsibilities:

- to immediately advise the ASX of any information which a reasonable person would expect to have a material effect on the price of the Company's securities subject to the exceptions set out in Listing Rule 3.1;
- the Chair, CEO, CFO and Group General Manager Commercial and Legal are the only persons authorised to talk to the media, analysts or shareholders;
- any employee who comes into possession of information which is likely to affect the price of the Company's securities or which has the capacity to affect the Company's profit or balance sheet totals by 5% or more, must immediately consult the CEO or the Company Secretary who will decide, in consultation with the Chair (where appropriate), whether an announcement is required;
- the establishment of the Senior Executive and Risk Review Committee which normally meets monthly to review risks to which the Company is exposed in the light of the continuous disclosure responsibilities; and
- there is an established protocol and signoff procedure for all intended announcements.

**Principle 6 - Respect the rights of shareholders**

The Company promotes effective communication with shareholders and encourages effective participation at general meetings. The Company maintains a website which is regularly updated with all recent announcements to the ASX, annual reports, briefing materials and presentations to investors and analysts. The Corporate Governance section of the website allows shareholders direct access to the Board charter, committee charters and key governance policies.

**Principle 7 - Recognise and manage risk**

The Company is licensed to sell products in over 200 jurisdictions and operates from six major regional offices being Australia, USA, Japan, New Zealand, United Kingdom and South Africa. The Board accepts that risk exists in all aspects of the Company's business activities.

The Company's major risks include (but are not limited to) increased regulation by Governments, protection of the Company's gaming licenses, action by competitors, product development, product approvals, infringement of intellectual property rights, availability and quality of raw materials and manufacturing equipment used in the production of products and occupational health and safety.

Risk management plays a key role in helping to identify, measure and treat risk which in turn assists the Company in achieving its goals and objectives. The Company has in place an effective risk management system to ensure that business risks are identified, assessed, monitored and properly managed.

Elements of the Company's risk management system include:

- a formal risk management policy which is based on Standards Australia AS 4360:2004;
- the training of key executives and managers in the area of risk and the requirements of the Company's risk management policy;
- formal risk identification workshops and meetings across the business to identify and rate significant business risks (financial, operational and strategic);
- the rating of risks for the likelihood of occurrence, possible consequence and the level of current controls and strategies which exist to manage the risk;
- formal risk management updates are provided to the Board on a monthly basis. These updates summarise the likelihood, consequence and mitigating controls around key risks and highlight any new risks identified. The Audit Committee receive a full consolidated risk register on an annual basis;
- a dedicated "Group Risk & Audit Manager" responsible for assisting management in implementing the Board's risk management policies;
- the monthly review of risks by the Senior Executive and Risk Review Committee;
- the establishment of an internal audit function which has unrestricted access to the Board and management and which assists the Board in ensuring compliance with internal controls, policies and risk management programs by performing reviews;
- the development of a risk based internal audit plan;
- a clearly defined organisation structure together with documented expenditure authority and approval limits;
- detailed financial policies and procedures in the areas of expenditure authorisations, credit, treasury and required internal controls;
- annual budgeting and monthly reporting systems for all operating units;
- a group wide regulatory compliance program covering licensure, environment, occupational health and safety and employment practices;
- a comprehensive insurance program; and
- a confidential tip-offs anonymous program deployed worldwide.

In the fourth quarter of 2005, the Company implemented new risk management software to facilitate the update and maintenance of the Company's risk register. This new system is expected to be operational by January 2006.

*Risk management certification*

The Board of directors have received a written declaration from both the CEO and CFO that the financial certification given by them on the Company's financial reports:

- is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating effectively and efficiently in all material respects.

This declaration provides a reasonable but not absolute level of assurance and it does not in any way imply or guarantee against adverse events or more volatile outcomes from arising.

More information on the Company's risk management framework and policy can be found on the Company's website, www.aristocratgaming.com.

**Principle 8 - Encourage enhanced performance**

*Review of Board performance*

The Board Charter requires the annual review of its own performance as a Board including its committees as well as the performance of individual directors. The Board conducted in the fourth quarter of 2005 a "peer review process" whereby directors evaluated and assessed the overall performance of the Board as a whole and of its committees.

The "peer review" process is administered by the Nomination and Governance Committee using comprehensive written questionnaires. These questionnaires are completed by each director and cover the performance of the Board in the following areas:

- Board governance, structure and roles;
- Board responsibilities;
- Board processes;
- Board committees;
- Performance of individual directors and
- Continuing improvement

A detailed report on the findings of this review was formally presented to the Board in December 2005.

**Principle 9 - Remunerate fairly and responsibly**

*Remuneration Committee*

The composition of the committee, its roles and responsibilities are provided under Principle 2 of this statement.

*Remuneration of non executive directors*

Details of the principles and amounts of remuneration of non executive directors are set out in the Directors' Report.

*Remuneration of senior executives and linkage with corporate performance*

Details of the principles and amounts of the Company's executive fixed and variable remuneration schemes including the linkage with corporate performance are provided in the Directors' Report.

*Equity based remuneration*

The company has in place the following equity based remuneration plans:

- Long Term Performance Option Plan (POP) – Established 2005
- Performance Share Plan (PSP) – Established 2004
- Employee Share Option Plan (ESOP) – Established 1998

The POP is an executive incentive scheme designed to drive the continuing improvement in the Company's performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid shares in the Company. The POP was approved by shareholders at the last AGM of the Company as required under ASX listing rules.

The PSP was implemented in 2004. Approval from shareholders was obtained at a special meeting held in December 2004 for the participation of the Chief Executive Officer and Managing Director, Mr PN Oneile. Shareholder approval was not required or obtained (under the ASX Listing Rules or Corporations Act) for the other participants. The PSP replaced the older Employee Share Option Plan (ESOP) which was approved by shareholders in 1998. The PSP plan is more stringent than the ESOP plan as it includes a vesting scale and tougher performance hurdles. A more detailed description of equity based remuneration is provided in the Directors' Report.

**Principle 10 - Recognise the legitimate interests of stakeholders**

The Board and senior management of the Company are committed to the "Code of Conduct" and the principles contained within it. More information on the Code is provided under Principle 3 of this statement. The Code is also available on the Company's website, www.aristocratgaming.com

In addition to the Code, the Company also has policies which govern:

- Occupational, Health and Safety;
- Trade practices;
- Conflicts of interest;
- Gifts, gratuities and donations;
- Dealing in Company securities;
- Market disclosure; and
- Privacy.






# DIRECTORS' REPORT

## FOR THE 12 MONTHS ENDED 31 DECEMBER 2005
## ARISTOCRAT LEISURE LIMITED
## ABN 44 002 818 368

The directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the "Consolidated Entity") for the twelve months ended 31 December 2005. The information in this report is current as at 21 February 2006 unless otherwise specified. The directors of Aristocrat Leisure Limited (the "Company") during the twelve months under review and up to the date of this report are:

### Directors' particulars, experience and special responsibilities

| | **Current directors** | |
|---|---|---|
| **Director** | **Experience** | **Special responsibilities** |
| DJ Simpson FCPA Age 65 | Nominated July 2003. Appointed February 2004.<br>• Former Finance Director, Tabcorp Holdings Limited<br>• Former Executive General Manager, Finance, Southcorp Holdings Limited | Chairman<br>Chair of Nomination and Governance Committee<br>Member of Audit Committee<br>Member of Remuneration Committee |
| PN Oneile BEc Age 57 | Nominated December 2003. Appointed June 2004.<br>• Director of Film Finance Corporation Australia Limited<br>• Former Chairman and Chief Executive Officer, United International Pictures (UIP)<br>• Former Managing Director, The Greater Union Organisation Pty Limited | Chief Executive Officer and Managing Director<br>Member of Nomination and Governance Committee |
| WM Baker BA Age 66 | Nominated August 1998. Appointed May 1999.<br>• Director, J. Edgar Hoover Foundation<br>• Director, Fortress Global Investigations, Inc<br>• Former Assistant Director of the FBI<br>• Former President, The Motion Picture Association | Chair of Regulatory and Compliance Committee<br>Member of Nomination and Governance Committee |
| RA Davis BEc (Hons), M Philosophy Age 54 | Nominated November 2004. Appointed June 2005.<br>• Consulting Director-Investment Banking, N M Rothschild's & Sons (Australia) Limited<br>• Chairman, Pengana Managers Limited | Member of Nomination and Governance Committee<br>Member of Audit Committee (from February 2005) |

| | | |
|---|---|---|
| | • Chairman, Korea Exchange Bank Australia Limited<br>• Director, Macquarie Office Management Limited<br>• Former Senior Executive at Citicorp and CitiGroup Inc. in the United States and Japan<br>• Former Senior Executive, ANZ Banking Group Limited | |
| P Morris AM, BArch (Hons) MEnvSc, Dip CD, FRAIA, FAICD Age 57 | Nominated August 2003. Appointed February 2004.<br>• Director, Landcom, Mirvac Group, NSW Institute of Teachers, Candle Australia Limited and Sydney Harbour Foreshore Authority.<br>• Former Director of Commonwealth Property, Department of Administrative Services<br>• Former Group Executive, Lend Lease Property Services<br>• Former Director of Strathfield Group Limited, Jupiters Limited, Principal Real Estate Investors (Australia) Limited, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post. | Chair of Audit Committee<br>Chair of Remuneration Committee<br>Member of Nomination and Governance Committee |
| SAM Pitkin LLB, LLM Age 46 | Nominated November 2004. Appointed June 2005.<br>• Chairman, National Leisure and Gaming Limited<br>• Special Counsel (former partner), Clayton Utz in Brisbane<br>• Former Director, Australian Leisure & Hospitality Group Limited<br>• Former Director, Ceramic Fuel Cells Limited<br>• Former Director, Golden Casket Lottery Corporation Limited, Energex Limited, Grainco Limited and Employment National Limited<br>• Member of the Company Law Committee of the Queensland Law Society and Law Council of Australia | Member of Nomination and Governance Committee<br>Member of Regulatory and Compliance Committee (from April 2005)<br>Member of Remuneration Committee (from May 2005) |
| AW Steelman BA, MLA Age 63 | Nominated August 1998. Appointed May 1999.<br>• Former US Congressman<br>• Advisor, Proudfoot Consulting Plc<br>• Board Member, Texas Growth Fund<br>• Former Board Member, Sterling Software<br>• Former President, Maxager Technology<br>• Management Consultant with international experience in software, gaming strategy and government regulation | Member of Nomination and Governance Committee<br>Member of Audit Committee<br>Member of Remuneration Committee (to May 2005) |

## PRINCIPAL ACTIVITIES

The principal activities of the Consolidated Entity during the twelve months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. The Company's objective is to be the

leading global provider of gaming solutions. There were no significant changes in the nature of those activities during the twelve months under review.

## DIVIDENDS

A final dividend in respect of the twelve months ended 31 December 2005 of 20 cents per share ($93.8 million) has been declared and will be paid on 24 March 2006 to shareholders on the register at 5:00pm on 10 March 2006. The final dividend will be fully franked. A fully franked interim dividend of 10 cents per share ($47.6 million), as referred to in the Directors' Half Year Report dated 25 August 2005, was paid on 21 September 2005 in respect of the six months ended 30 June 2005. The total dividend paid or payable in respect of 2005 was 30 cents per share.

## REVIEW AND RESULTS OF OPERATIONS

A review of the operations of the Consolidated Entity for the twelve months ended 31 December 2005 is set out in the attached Management Discussion and Analysis which forms part of this Directors' Report. The operating result of the Consolidated Entity attributable to shareholders for the twelve months ended 31 December 2005 was a profit of $244.3 million after tax.

## CORPORATE GOVERNANCE

The Board is committed to maintaining the highest standards of corporate governance. The Company's Corporate Governance Statement, Board and Committee charters and key governance policies can be found on the Company's website.

## SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Consolidated Entity during the twelve months ended 31 December 2005.

## EVENTS AFTER BALANCE DATE

On 7 November 2005, the Company announced its intentions to acquire a 50 per cent interest in the Elektronček group of companies ("Elektronček") which is based in Slovenia. Elektronček, which trades under the "Interblock" brandname, manufactures a range of electro-mechanical multi-terminal gaming products, including roulette, dice and sic bo, with a number of other products in advanced stages of development. The acquisition of shares in Elektronček was completed on 27 January 2006.

Other than the above mentioned event, no material matters requiring disclosure in this report have arisen subsequent to 31 December 2005. To the best of their knowledge the directors are not aware of any matter or circumstance that has arisen since 31 December 2005 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Consolidated Entity's state of affairs in future financial years.

## LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis which forms part of this report.

The directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

## DIRECTORS' ATTENDANCE AT BOARD MEETINGS

### Directors' attendance at Board and Committee meetings during 2005

The attendance of members of the Board at Board meetings and attendance of members of Committees at Committee meetings of which they are members is set out below.

***(Meetings attended/held)***

| Director | Board | Audit Committee | Remuneration Committee | Regulatory and Compliance Committee | Nomination and Governance Committee |
|---|---|---|---|---|---|
| DJ Simpson | 11/11 | 4/4 | 4/4 | - | 4/4 |
| PN Oneile | 11/11 | - | - | - | 4/4 |
| WM Baker | 11/11 | - | - | 9/9 | 4/4 |
| RA Davis | 11/11 | 3/3* | - | - | 4/4 |
| P Morris | 11/11 | 4/4 | 4/4 | - | 4/4 |
| SAM Pitkin | 11/11 | - | 3/3# | 7/7# | 4/4 |
| AW Steelman | 11/11 | 4/4 | 1/1# | - | 4/4 |

Meetings shown reflect those meetings the director was able to attend as a Committee member
**RA Davis was appointed to the Audit Committee from February 2005 and after the first meeting of the Audit Committee had already taken place.*
*# SAM Pitkin replaced AW Steelman on the Remuneration Committee from May 2005. SAM Pitkin was appointed to the Regulatory and Compliance Committee in April 2005.*

## REMUNERATION AND EMOLUMENTS OF BOARD MEMBERS AND SENIOR EXECUTIVES

The Remuneration Report required by Section 300A of the *Corporations Act 2001* appears on pages 9 to 26 of this report and is incorporated by reference in this Directors' Report.

## INDEMNITIES AND INSURANCE PREMIUMS

Clause 23.1 of the Company's Constitution provides that: "to the maximum extent permitted by law (including the Corporations Act) the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company". In accordance with Clause 23.4 of the Company's Constitution, the Company has executed documentary indemnities with directors, secretaries and a number of officers (formerly known as "executive officers" and now defined, pursuant to Section 9 of the Corporations Act, as "officers"). The Company maintains a Directors' and Officers' Insurance policy in respect of insurance cover of directors and officers. The policy is primarily a Company reimbursement policy. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the directors, secretaries or officers in their capacity as officers of entities in the Consolidated Entity, and any other payments arising from liabilities incurred by the directors, secretaries or officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a willful breach of duty by the directors, secretaries or officers or the improper use by the directors, secretaries or officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. In accordance with usual commercial practice, the premium paid and the terms of cover secured by that premium are confidential under the terms of the insurance contract. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities. The assets of the Consolidated Entity are adequately insured for reasonably foreseeable contingencies, in line with normal business practices. The insurance does not provide cover for the independent auditors of the Company.

## ENVIRONMENTAL REGULATION

The Consolidated Entity's operations have a limited impact on the environment. The Consolidated Entity is subject to a number of environmental regulations in respect of its manufacturing and integration activities. The Company manufactures gaming machines, games and systems at its Australian facilities which are zoned Industrial (4) under local Environmental Plan 114 and are the subject of New South Wales and Australian federal environmental legislation. The Company integrates (assembles) machines and systems in Nevada, USA. Machines are also assembled under contract in Japan. The Company does not emit any greenhouse gases (except from vehicles and emergency generators when in use) and uses limited amounts of chemicals in its manufacturing and assembly processes. The directors are not aware of any breaches of any environmental legislation or of any significant environmental incidents during the twelve months ended 31 December 2005.

## COMPANY SECRETARIES

The Company secretaries are Mr B J Yahl and Mr J F C Carr-Gregg. Both the Company secretaries have previously worked as solicitors in private practice and also as corporate solicitors for Australian publicly listed organisations.

## PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought on behalf of the Company under Section 236 of the *Corporations Act 2001* nor has any application been made in respect of the Company under Section 237 of the *Corporations Act 2001.*

## AUDITORS

PricewaterhouseCoopers continues in office in accordance with Section 327 of the *Corporations Act 2001.*

## NON-AUDIT SERVICES PROVIDED BY AUDITORS

The Company, with the prior approval of the Chair of the Audit Committee, may decide to employ PricewaterhouseCoopers, the Company's auditors, on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Consolidated Entity are important. The Company has a charter of audit independence which specifies those non audit services which cannot be performed by the Company auditor. The charter also sets out the procedures which are required to be followed prior to the engagement of the Company's auditors for any non audit related service.

Details of the amounts paid or payable to the Company's auditor, for audit and non-audit services provided during the year are set out in note 29 to the financial statements.

The Board of directors has considered the position and, in accordance with the advice received from the Audit Committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001.* The directors are satisfied that the provision of non-audit services by the auditor, as set out in note 29 to the financial statements did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor;

- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making

capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration is included on page 8 of this report.

## ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission relating to the 'rounding off' of amounts in the Directors' Report and Financial Statements. Amounts in the Directors' Report and Financial Statements have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors and is signed for and on behalf of the directors.

**DJ Simpson**
**Chairman**

**21 February 2006**



**PricewaterhouseCoopers**
**ABN 52 780 433 757**

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

## Auditors' Independence Declaration

As lead auditor for the audit of Aristocrat Leisure Limited for the year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review

This declaration is in respect of Aristocrat Leisure Limited during the period.

R L Gavin
Partner
PricewaterhouseCoopers

21 February 2006
Sydney

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

## DIRECTORS' REPORT
## REMUNERATION REPORT

This report details the policy and principles that govern the remuneration of directors and executives of the Company; the link between remuneration policy and principles and the Company's performance for the financial year; and the remuneration and service agreements of directors and executives.

The remuneration details for the following individuals are specified in the following pages:

**Directors**
The following persons were directors of the Company during the financial year:

***Chairman - non-executive***
DJ Simpson

***Executive director***
PN Oneile - Chief Executive Officer and Managing Director

***Non-executive directors***
WM Baker
RA Davis
P Morris
SAM Pitkin
AW Steelman

**Executive key management personnel**
The executives who are responsible for the overall planning, directing and controlling of activities of the consolidated entity ('executive key management personnel') during the financial year are as follows:

| Name | Position |
|---|---|
| SCM Kelly | Chief Financial Officer |
| SJ Parker | Group General Manager Sales and Marketing |
| GS Phillips | Chief Technology Officer |
| IH Timmis | Group General Manager Business and Strategic Development |
| BJ Yahl | Group General Manager Commercial and Legal<br>Company Secretary |

All of the above persons were considered executive key management personnel for the full year ended 31 December 2005.

**Other nominated executives**

These are executives covered within the definition of section 300A(1)(c) of the *Corporations Act 2001*.

| | |
|---|---|
| MG Isaacs | President, The Americas |
| WP Jowett | Executive General Manager Australasia |

## 1. REMUNERATION POLICY

***Objectives and principles of remuneration policy***

The objective of the Company's remuneration policy and its principles is to ensure that the Company is effectively structured to deliver long-term sustainable value to shareholders by:

- attracting, motivating, rewarding, and retaining high calibre staff;
- establishing a pay for performance culture, clearly linking short and long-term cash and equity based rewards to achievement of specific and measurable short and long-term business objectives and aligning this performance with the creation of sustainable shareholder value;
- establishing a transparent remuneration framework which is internally equitable yet competitive to the market that takes into account current best practice in executive remuneration trends; and
- recognising the global nature of the business and the additional responsibilities placed on executives required to operate in a heavily regulatory and compliance driven environment.

The principles that underpin the framework comprise:

- external competitiveness;
- equitable internal relativities;
- pay for performance; and
- alignment with shareholders' interests.

The combination of fixed and variable pay components including short and long-term incentive strategies is aligned with these principles to achieve the above objectives of the remuneration policy. Senior executive remuneration is by design structured to have a larger proportion of 'at risk' reward to leverage long-term performance. Short-term incentive rewards require achievement of specific Net Operating Profit and Funds Employed targets as measured against a combination of corporate, business and personal objectives. Long-term incentive rewards require achievement of Total Shareholder Return (TSR) and/or Earnings Per Share Growth (EPSG) targets versus a comparator group. These specific measures enable the Company to clearly evaluate its performance in delivering long-term sustainable shareholder value creation.

To assist the Remuneration Committee in its role, advice has been obtained from independent external remuneration consultants to structure a market competitive remuneration framework that is aligned with its overall business strategy and objectives.

The table below details the Company's key shareholder indicators over the last five years.

| | 2005 | 2004 | 2003* | 2002* | 2001* |
|---|---|---|---|---|---|
| Dividends paid (cps) | 14.0 | 7.0 | 9.5 | 13.0 | 11.5 |
| Capital return (cps) | 21.0 | - | - | - | - |
| Share buyback ($m) | 102.4 | 10.7 | - | - | - |
| Closing share price at 31 December** ($) | 12.32 | 9.95 | 1.72 | 4.68 | 6.60 |
| Fully diluted earnings per share (cps) | 51.1 | 29.2 | (22.9) | 17.6 | 19.1 |
| Net profit after tax ($m) | 244.3 | 142.2 | (106.0) | 80.2 | 86.0 |
| Return on shareholders' equity | 69.5% | 38.0% | (48.5%) | 20.1% | 24.5% |

** Financial Statements for 2003 and prior have not been restated under AIFRS*
*** The closing share price for 2004 and prior has not been re-stated to reflect the capital return of 21 cents per share paid in 2005*

The introduction of the current remuneration policy and principles in 2004 (and as described in this report) has been a positive contributor to the Company's overall performance assisting the Company to deliver long term sustainable value for shareholders.

## 2. THE REMUNERATION COMMITTEE

This committee is chaired by Mrs P Morris and comprises three non-executive directors. The primary responsibilities of this committee include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management; and

- making recommendations to the Board on:
    - CEO and senior management fixed remuneration framework and levels;
    - CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
    - Chairman and non-executive director fees; and
    - the Company's superannuation arrangements.

## 3. NON-EXECUTIVE DIRECTORS

The fees paid to non-executive directors reflect the demands and responsibilities associated with their roles and the global scope and highly regulatory environment that the Company operates in. Fees include an allowance for the onerous probity requirements placed on non-executive directors by regulators of the global jurisdictions in which the Company operates. The Company's non-executive directors only receive fees (including superannuation) for their services. The only addition to fees is the cost of reasonable expenses which are reimbursed as incurred. Non-executive directors' fees and payments are reviewed annually by the Board. Non-executive directors do not participate in any short-term incentive plans, however since September 2005, non-executive directors have been able to salary-sacrifice a portion of their remuneration towards the purchase of shares on market during the appropriate trading period.

Advice has been obtained from independent external remuneration consultants to ensure that the level of directors' fees correspond with the demands and responsibilities of the positions and are competitive in the external market place.

### 3.1 Directors' fees

The non-executive directors' fee pool limit of A$1,750,000 was approved by shareholders at the Annual General Meeting in May 2004.

Current fees for directors effective from 1 July 2005 are set out below. The Chairman does not receive any additional fees for his committee responsibilities. Other non-executive directors who also chair a committee receive a supplementary fee in addition to their annual remuneration.

| **Position** | **Fee** |
|---|---|
| Chairman | A$320,000 per annum |
| Australian resident non-executive director | A$155,000 per annum |
| US resident non-executive director | US$117,474 per annum |
| Chair of the Audit Committee | A$25,000 per annum |
| Chair of the Regulatory Compliance Committee | US$18,948 per annum |
| Chair of the Remuneration Committee | A$20,000 per annum |

The remuneration details of executive and non-executive directors are set out in the table below:

| Name | Year | Short-term benefits | | | Post-employment benefits | | Share-based payments | TOTAL | Remuneration consisting of share-based payments |
|---|---|---|---|---|---|---|---|---|---|
| | | Cash salary and fees | Cash bonus | Non-monetary benefits | Superannuation | Retirement benefits* | Options and Performance Share Rights | | |
| | | $ | $ | $ | $ | $ | $ | $ | % |
| **Executive director** | | | | | | | | | |
| PN Oneile | 2005 | 1,213,138 | 773,750 | 26,785 | 11,862 | - | 1,238,431 | 3,263,966 | 37.9% |
| | 2004 | 888,707 | 675,000 | - | 11,293 | - | 1,099,467 | 2,674,467 | 41.1% |
| **Non-executive directors** | | | | | | | | | |
| DJ Simpson | 2005 | 275,229 | - | - | 24,771 | - | - | 300,000 | 0.0% |
| | 2004 | 190,255 | - | - | 17,312 | - | - | 207,567 | 0.0% |
| WM Baker | 2005 | 167,815 | - | - | 1,391 | 6,392 | - | 175,598 | 0.0% |
| | 2004 | 140,266 | - | - | 1,509 | - | - | 141,775 | 0.0% |
| RA Davis | 2005 | 137,615 | - | - | 12,385 | - | - | 150,000 | 0.0% |
| | 2004 | 22,171 | - | - | 1,995 | - | - | 24,166 | 0.0% |
| P Morris | 2005 | 186,261 | - | - | 1,239 | - | - | 187,500 | 0.0% |
| | 2004 | 133,545 | - | - | 12,019 | - | - | 145,564 | 0.0% |
| SAM Pitkin | 2005 | 137,615 | - | - | 12,385 | - | - | 150,000 | 0.0% |
| | 2004 | 22,171 | - | - | 1,995 | - | - | 24,166 | 0.0% |
| AW Steelman | 2005 | 143,990 | - | - | 3,496 | 6,064 | - | 153,550 | 0.0% |
| | 2004 | 123,350 | - | - | 3,972 | - | - | 127,322 | 0.0% |
| **Former non-executive directors** | | | | | | | | | |
| JP Ducker | 2005 | - | - | - | - | - | - | - | 0.0% |
| | 2004 | 38,226 | - | - | 3,440 | 572,775 | - | 614,441 | 0.0% |
| JH Pascoe | 2005 | - | - | - | - | - | - | - | 0.0% |
| | 2004 | 113,385 | - | - | 10,205 | - | - | 123,590 | 0.0% |
| **Total** | 2005 | 2,261,663 | 773,750 | 26,785 | 67,529 | 12,456 | 1,238,431 | 4,380,614 | 28.3% |
| | 2004 | 1,672,076 | 675,000 | - | 63,740 | 572,775 | 1,099,467 | 4,083,058 | 26.9% |

** Director retirement allowances were frozen as at 1 June 2004. The frozen allowances are preserved and indexed to the annual change in the Consumer Price Index (CPI) and may only be paid out when eligible directors actually leave the Board. The amounts shown above represent the CPI index adjustment to the frozen allowances.*

### 3.2 Retirement allowances for directors

A resolution was passed at the Annual General Meeting in May 2004 to cease retirement allowances for any directors appointed after May 2003. There currently remain two eligible directors who were appointed prior to May 2003 with existing accrued retirement allowances who have had their entitlements frozen as at 1 June 2004. The frozen allowances are preserved and indexed to the annual change in the Consumer Price Index (All Groups) and may only be paid out when eligible directors actually leave the Board.

## 4. EXECUTIVE REMUNERATION

Remuneration is made up of fixed and variable remuneration.

### 4.1. Fixed remuneration

Executives receive a competitive base salary comprising cash salary, superannuation and other benefits which makes up the 'fixed remuneration' component of their total remuneration package.

Fixed remuneration is reviewed annually against the external market and compared to similar sized roles from a specifically identified peer group of Australian companies (based on market capitalisation) to ensure competitive positioning. The international nature of the Company's operations and the global responsibilities of the executives, in addition to the mix of knowledge, skills, experience and performance are considered when determining remuneration. The onerous probity requirements placed on executives by regulators of the global jurisdictions in which the Company operates are also considered in determining remuneration levels.

Executives have the flexibility and choice to have a combination of benefits including additional superannuation contributions and the provision of a vehicle provided out of their fixed remuneration.

Executives also receive other benefits including salary continuance, trauma, death and disability insurance, financial planning consultation, annual health assessments and are also able to maintain memberships to appropriate professional associations. As appropriate, expatriate executives receive additional support including accommodation allowances, travel and life insurance and taxation advice.

Executives do not receive retirement benefits.

### 4.2. Variable remuneration

#### 4.2.1 Short-term incentive plan

The short-term incentive plan ensures a clear linkage between reward and returns to shareholders by defining key profit and funds employed targets which need to be achieved. The short-term incentive plan applies to those executives who are able to directly influence the Company's performance and increase value for shareholders. The short-term incentive targets are reviewed annually as part of the remuneration review cycle.

The plan rewards performance against overall Company financial targets, performance against business unit financial targets and performance against individual objectives. A combination of these measures applies to all participants in the plan with each individual's ability to influence Company and business unit performance considered when establishing incentive targets and their respective weightings. These targets are structured so that participants are eligible to receive an incentive payment if the Company or the business unit achieves over 85% of target net operating profit after tax (NOPAT) and less than 125% of target Funds Employed/Working Capital on a graduated performance scale. Target short-term incentives vary from 5% to 70% of fixed remuneration depending on the role and seniority of the individual. Financial targets are established following Board review and approval of the annual plan for the following year. The various measures, associated range of weightings and payment thresholds as applied to executive directors and executives are detailed below. Above target incentive payments are provided for performance exceeding target levels.

All incentives require final approval from the Remuneration Committee and the Board prior to payment following any adjustments made at the discretion of the Remuneration Committee and the announcement of the Company's full year results. Actual performance measures, criteria and targets may vary from year-to-year dependent upon market conditions and other factors which the Board may determine.

| **Short-term incentive measures** | **Weighting** | **Minimum payment** | **Maximum payment** |
|---|---|---|---|
| ***Financial***<br>Group - net operating profit after tax and average funds employed<br>Business Unit – segment profit and average controllable funds employed | **30 - 80%** | **0%** | **200%** |
| ***Non -financial***<br>Key performance objectives | **20 - 70%** | **0%** | **150%** |
| ***Total*** | **100%** | | |

### 4.2.2 Long-term incentive plans

The Company has introduced two new long term incentive plans since 2004 – the Performance Share Plan and the Performance Option Plan. It is intended that either of these plans, or a combination of the two, will be used to provide key executives with a long term incentive which aligns their interests with those of shareholders. To date, the Company has only offered participation in the Performance Share Plan.

Both of these plans, together with the Employee Share Option Plan, which has been discontinued and the General Employee Share Plan are described in more detail below.

#### 4.2.3 Long-term incentive - Performance Share Plan (PSP)

A long-term incentive plan was implemented in 2004 which offered key executives conditional entitlements to ordinary shares which vest, subject to the Company achieving certain performance targets versus a specified comparator group of companies, on completion of the designated performance period. The PSP rights cannot be transferred, have no voting or dividend rights, and they are not quoted on the Australian Stock Exchange.

The comparator group comprises 50 companies of a similar size, based on the market capitalisation of the Company at the start of the performance period, excluding financial services, property trust/investment and resources companies. A participant will be allocated 45% of their offered shares if the Company achieves performance ranked at the 50.1st percentile, and up to 100% of their offered shares at or above the 75th percentile.
The plan is designed to attract, motivate, reward and retain those key executives who can directly influence the long-term success of the Company. The plan has been specifically designed to provide an opportunity for participants to acquire equity in the Company in the form of performance shares upon achievement of the prescribed performance measures. In doing so, the plan reinforces direct alignment between individual performance and reward with the long-term objectives of the Company and delivering sustainable returns to shareholders over a three to five year performance period.

Participation in the plan, performance measures, the designated performance period and the quantity of the performance share rights offered to each participant is determined by the Remuneration Committee and approved by the Board. It is the Company's intention to make offers under this plan annually, or at such other times as are appropriate, subject to the ability of the Company to offer such share plans, future directions in executive variable remuneration, and approval of the Board and shareholders, where applicable. The terms of individual plans may vary from offer to offer.

To date there have been 5 offers under this plan:

| Series | Grant date | Performance period | Performance measure(s) | Number of Performance Share Rights | Number of participants (at inception) |
|---|---|---|---|---|---|
| 1A | 2 September 2004 | 50% 1 January 2004 to 31 December 2006 | Total Shareholder Return (TSR) performance against the individual TSRs of the specified comparator group of companies | 2,417,446 | 155 |
| 1B | | 50% 1 January 2004 to 31 December 2007 | | | |
| 2 | 21 December 2004 | 1 January 2004 to 31 December 2006 | TSR performance against the individual TSRs of the specified comparator group of companies | 380,000 | 1 |
| 3A | 1 January 2005 | 1 January 2005 to 31 December 2007 | TSR performance against the individual TSRs of the specified comparator group of companies | 26,557 | 7 |
| 3B | | | Basic Earnings per Share Growth (EPSG) against the individual EPSGs of the specified comparator group of companies | 26,556 | 7 |
| 4A | 17 May 2005 | 1 January 2005 to 31 December 2007 | TSR performance against the individual TSRs of the specified comparator group of companies | 34,172 | 1 |
| 4B | | | Basic EPSG against the individual EPSGs of the specified comparator group of companies | 34,171 | 1 |
| 5A | 17 October 2005 | 1 January 2006 to 31 December 2009 | TSR performance against the individual TSRs of the specified comparator group of companies | 14,149 | 3 |
| 5B | | | Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies | 14,149 | 3 |
| 5C | | 1 January 2006 to 31 December 2010 | TSR performance against the individual TSRs of the specified comparator group of companies | 14,149 | 3 |
| 5D | | | Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies | 14,148 | 3 |

Total Shareholder Return (TSR) performance against the individual TSR's of a specified comparator group of companies was initially selected as the sole measure for Series 1 and 2 of the long-term incentive plan. TSR allows the Company's performance to be objectively assessed against a specified comparator group from the external market. In 2005, Earnings per Share Growth (EPSG) was added as another performance measure for Series 3 to 5 following discussions with various shareholder representative groups. Both the TSR and EPSG measures are widely recognised as an effective method of assessing comparable shareholder returns and value creation delivered to the Company's shareholders.

After allowing for lapsed rights relating to employees who have left the Company, there were 2,864,366 outstanding performance share rights as at 31 December 2005 issued to 157 employees.

## Comparator groups

The comparator group for each series of the PSP are shown below:

| Comparator group Series 1 & 2 | Comparator group Series 3 & 4 | Comparator group Series 5 |
|---|---|---|
| Adelaide Brighton | Alinta | ABC Learning |
| Alinta | Amcor | Alinta |
| Ansell | Ansell | Amcor |
| Austar United Communications | APN News & Media | Ansell |
| Austereo Group | Australand Property Group | APN News & Media |
| Australand Property Group | Australian Gas Light Company | Auckland Airport |
| Australian Pharmac Industries | AWB | Australian Gas Light Company |
| Australian Pipeline Trust | Billabong International | AWB |
| Australian Leisure & Hospitality Group | Bluescope Steel | Billabong International |
| Baycorp Advantage | Boral | Boral |
| Brickworks | Brambles Industries | Brambles Industries |
| Burns Philp & Company | Burns Philp & Company | Burns Philp & Company |
| Coates Hire | Coca-Cola Amatil | Carter Holt Harvey |
| Cochlear | Coles Myer | Coca-Cola Amatil |
| Corporate Express Australia | Computershare | Cochlear |
| Crane Group | CSL | Coles Myer |
| David Jones | CSR | Computershare |
| Downer Edi | Flight Centre International | CSL |
| Envestra | Foodland Associated | CSR |
| Futuris Corporation | Fosters Group | DCA Group |
| Graincorp | Harvey Norman Holdings | Downer Edi |
| Gunns | James Hardie Industries N.V | Fletcher Building |
| GWA International | John Fairfax (John) Holdings | Fosters Group |
| Hills Industries | Leighton Holdings | Harvey Norman Holdings |
| Incitec Pivot | Lend Lease Corporation | James Hardie Industries N.V |
| Ion | Lion Nathan | John Fairfax (John) Holdings |
| Mcguigan Simeon Wines | Macquarie Airports | Leighton Holdings |
| Mia Group | Macquarie Infrastructure Group | Lion Nathan |
| National Foods | Mayne Group | Macquarie Airports |
| Novogen | Metcash Trading | Macquarie Infrastructure Group |
| Nufarm | National Foods | Metcash Trading |
| Onesteel | Onesteel | News Corporation |
| Pacifica Group | Orica | Nufarm |
| Primary Health Care | Pacific Brands | Orica |
| Ramsay Health Care | Paperlinx | Patrick Corporation |
| Reece Australia | Patrick Corporation | Publishing And Broadcasting |
| Resmed Inc | Publishing And Broadcasting | Qantas Airways |
| Rural Press | Qantas Airways | Rinker Group |
| Seven Network | Resmed Inc | Rural Press |
| Sigma Pharmaceutical Company | Rinker Group | Seven Network |
| Sims Group | Rural Press | Sky City Entertainment Group |
| Smorgan Steel Group | Sonic Healthcare | Sonic Healthcare |
| Southern Cross Broadcasting | Southcorp | Tabcorp Holdings |
| Spotless Group | Tabcorp Holdings | Tattersall's |
| STW Communication Group | Telecom Corporation NZ | Telecom Corporation NZ |
| Ten Network Holdings | Ten Network Holdings | Telstra Corporation |
| The Hills Motorway Group | Toll Holdings | Toll Holdings |
| Transfield Services | Transurban Group | Transurban Group |
| Unitab | Virgin Blue Holdings | Wesfarmers |
| West Australian Newspaper Holdings | West Australian Newspaper Holdings | Woolworths |

### 4.2.4 Long-term incentive – Performance Option Plan (POP)

The POP was approved by shareholders in May 2005. The POP is an executive incentive scheme designed to drive the continuing improvement in the Company's operating performance. The POP provides for eligible employees to be offered conditional

entitlements to options over fully paid ordinary shares in the Company. As at the date of this report there have been no invitations issued to participate under this plan.

#### 4.2.5 Long-term incentive – Employee Share Option Plan (ESOP)

The ESOP was approved by shareholders at the November 1998 Annual General Meeting. New issues under this plan were discontinued during 2004 on the introduction of the Performance Share Plan detailed above, however the plan will remain in place until all options granted prior to its discontinuance are exercised or lapse.

Options were granted under the plan for no consideration and for a five year period. Options were divided into either two equal tranches which must be held for at least 12 and 24 months respectively or they were divided into four equal tranches that must be held for at least 18, 30, 42 and 54 months respectively. Employees' entitlements to the options vest as soon as they become exercisable. The options cannot be transferred, have no voting or dividend rights and they are not quoted on the Australian Stock Exchange. The exercise price of the options is based on the weighted average price for all shares in the Company sold on the Australian Stock Exchange during the one week period leading up to and including the grant date (or such other date or period as ensures compliance with any relevant laws relating to taxation or as otherwise determined at the discretion of the Board). Options are exercisable, subject to performance hurdles, under the terms of each option series.

The performance hurdle which must be achieved before the options vest is based on either share price growth or TSR performance. At the time ESOP was established these measures were considered to be the most appropriate for driving shareholder return and value. The performance hurdle is tested on an ongoing basis commencing on the expiry of the minimum holding period. Options vest if one of the following applies:

- the percentage growth in the Company's share price between the date the options were issued and the date of testing is greater than the percentage growth of the ASX 200 accumulation index share price during that period; or
- if the Company's TSR is greater than the ASX 200 accumulation index's TSR.

The Company does not make loans to executives to exercise options. Amounts receivable on the exercise of the options are recognised as share capital if issued or as reserves if purchased under the share trust which was established during the current financial year to acquire shares in lieu of obligations under employee share-based remuneration plans.

#### 4.2.6 General Employee Share Plan (GESP)

The Company operates an employee share plan referred to as GESP which was approved by shareholders at the November 1998 Annual General Meeting. The plan enables all eligible employees to gain some equity in the Company through an annual share allocation designed to align the interests of employees with Company objectives and shareholders. The Board determines each year whether offers of qualifying shares will be made. The plan allows for up to a maximum value of A$1,000 of fully paid ordinary shares to be allocated per employee for no cash consideration and is made to all eligible permanent full-time and part-time employees. Participants in this plan are able to receive dividends and exercise voting

rights in respect of shares held under the plan, however shares must not be withdrawn from the plan or disposed until the earlier of three years after issue or the cessation of employment.

The number of shares issued to participants in the plan is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

During the year, the Company issued 109,025 shares to 1,225 employees in Australia under this plan. Due to tax complexities all eligible staff located overseas were issued a deferred bonus of A$1,000 cash in lieu of share allocations, contingent upon their continued employment for a period of 3 years.

### 4.3 Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Managing Director and each of the executives which make up the key management personnel group and the other nominated executives* are formalised in service agreements. Key provisions of the agreements relating to remuneration as at 31 December 2005 are set out below:

| Name | PN Oneile | SCM Kelly | SJ Parker | GS Phillips | IH Timmis | BJ Yahl |
|---|---|---|---|---|---|---|
| Position | Chief Executive Officer and Managing Director | Chief Financial Officer | Group General Manager Sales and Marketing | Chief Technology Officer | Group General Manager Business and Strategic Development | Group General Manager Commercial and Legal Company Secretary |
| Start date | 1 December 2003 | 1 September 2003 | 1 December 2002 | 3 November 2003 | 28 July 2003 | 29 March 2004 |
| Contract expiry date | 31 December 2008 | No fixed term | No fixed term | 2 November 2006 | No fixed term | No fixed term |
| Fixed remuneration (including superannuation & benefits) | A$1,720,000 p.a. | A$548,947 p.a. | A$352,944 p.a. | GBP171,000 p.a. | A$379,773 p.a. | A$539,887 p.a. |
| Short-term incentive target | 70% of fixed remuneration | 50% of fixed remuneration | A$140,989 p.a. | GBP 17,100 p.a. | A$116,990 p.a. | 50% of fixed remuneration |
| Termination benefit (Company initiated) | 12 months notice | 3 months notice. Severance - 9 months remuneration | 3 months notice | 12 months notice | 3 months notice | 6 months notice |
| Termination benefit (employee initiated) | 3 months notice | 3 months notice | 3 months notice | 6 months notice | 3 months notice | 3 months notice |

Terms of employment and other details of the other nominated executives* are set out below:

| Name | MG Isaacs | WP Jowett |
|---|---|---|
| Position | President, The Americas | Executive General Manager Australasia |
| Start date | 8 February 1999 | 27 April 1987 |
| Contract expiry date | No fixed term | No fixed term |
| Fixed remuneration (including superannuation & benefits) | USD$314,301** | A$448,210 |
| Short-term incentive target | USD$125,570 | A$177,940 |
| Termination benefit (Company initiated) | 12 months notice | 3 months notice. Severance - 12 months remuneration |
| Termination benefit (employee initiated) | 12 months notice | 3 months notice |

** Other nominated executives, are those executives of the Company that are covered within the definition of section 300A (1)(c) of the Corporations Act 2001.*

*** MG Isaacs fixed remuneration excludes those benefits provided to him under his expatriate contract. The amount of those benefits is reported in section 4.4 of this report.*

## 4.4 Details of executive remuneration

Remuneration details of executive key management personnel and other nominated executives of the consolidated entity, including their personally-related entities, are set out below:

| Name | Year | Short-term benefits | | | Post-employment benefits | Share-based payments* | TOTAL | Remuneration consisting of share-based payments |
|---|---|---|---|---|---|---|---|---|
| | | Cash salary and fees | Cash bonus | Non-monetary benefits | Superannuation | Options and Performance Share Rights | | |
| | | $ | $ | $ | $ | $ | $ | % |
| **Executive key management personnel** | | | | | | | | |
| SCM Kelly | 2005 | **523,138** | **499,543** | **13,404** | **11,862** | **604,264** | **1,652,211** | **36.6%** |
| | 2004 | 498,707 | 456,450 | 9,970 | 11,293 | 302,994 | 1,279,414 | 23.7% |
| SJ Parker | 2005 | **318,349** | **243,911** | **8,951** | **28,651** | **179,097** | **778,959** | **23.0%** |
| | 2004 | 300,000 | 230,090 | 4,597 | 27,000 | 199,458 | 761,145 | 26.2% |
| GS Phillips | 2005 | **353,760** | **66,443** | **9,662** | **31,838** | **225,550** | **687,253** | **32.8%** |
| | 2004 | 369,706 | - | 10,098 | 33,273 | 254,624 | 667,701 | 38.1% |
| IH Timmis | 2005 | **309,174** | **202,393** | **41,091** | **27,826** | **155,533** | **736,017** | **21.1%** |
| | 2004 | 299,593 | 137,057 | 41,874 | 29,625 | 155,539 | 663,688 | 23.4% |
| BJ Yahl | 2005 | **488,073** | **483,198** | **6,873** | **43,927** | **112,366** | **1,134,437** | **9.9%** |
| | 2004 | 356,316 | 340,596 | - | 32,068 | 111,375 | 840,355 | 13.3% |
| **Other nominated executives**** | | | | | | | | |
| MG Isaacs | 2005 | **355,414** | **306,684** | **192,658** | **-** | **193,444** | **1,048,200** | **18.5%** |
| | 2004 | 366,908 | 267,997 | 181,681 | - | 214,796 | 1,031,382 | 20.8% |
| WP Jowett | 2005 | **370,099** | **294,669** | **45,901** | **33,309** | **210,384** | **954,362** | **22.0%** |
| | 2004 | 343,375 | 280,600 | 86,431 | 31,315 | 230,745 | 972,466 | 23.7% |
| **Total** | 2005 | **2,718,007** | **2,096,841** | **318,540** | **177,413** | **1,680,638** | **6,991,439** | **24.0%** |
| | 2004 | 2,534,605 | 1,712,790 | 334,651 | 164,574 | 1,469,531 | 6,216,151 | 23.6% |

**Share based payments includes shares to the value of A$1,000 allocated under the General Employee Share Plan ('GESP').*

*** Other nominated executives, are those executives of the Company that are covered within the definition of section 300A (1)(c) of the Corporations Act 2001.*

## 4.5 Cash bonuses and options

| Name | Bonuses* | | Options | | Performance Share Rights** | |
|---|---|---|---|---|---|---|
| | Payable % | Forfeited % | Vested % | Forfeited % | Vested % | Forfeited % |
| **Executive Director** | | | | | | |
| PN Oneile | 100.0% | 0.0% | n/a | n/a | 0.0% | 0.0% |
| **Executive key management personnel** | | | | | | |
| SCM Kelly | 98.4% | 1.6% | 100.0% | 0.0% | 0.0% | 0.0% |
| SJ Parker | 93.5% | 6.5% | 100.0% | 0.0% | 0.0% | 0.0% |
| GS Phillips | 90.3% | 9.7% | 100.0% | 0.0% | 0.0% | 0.0% |
| IH Timmis | 93.5% | 6.5% | n/a | n/a | 0.0% | 0.0% |
| BJ Yahl | 96.8% | 3.2% | n/a | n/a | 0.0% | 0.0% |
| **Other nominated executives** | | | | | | |
| MG Isaacs | 94.7% | 5.3% | 100.0% | 0.0% | 0.0% | 0.0% |
| WP Jowett | 87.2% | 12.8% | 100.0% | 0.0% | 0.0% | 0.0% |

** Bonuses are accrued in the financial year to which they relate and are paid in the first quarter of the following financial year.*
*** No PSP rights vested or lapsed during the financial year.*

## 4.6 PSP rights provided as remuneration and rights holdings

The numbers of PSP rights in the Company held during the financial year by any executive director, key management personnel or other nominated executives of the consolidated entity, including their personally related entities, are set out below:

| | Series | Expiry date | Value per right at grant date | Balance as at 31 December 2004 | Granted during the year as remuneration | Balance as at 31 December 2005 |
|---|---|---|---|---|---|---|
| **Executive director** | | | | | | |
| PN Oneile | 2 | 31 December 2006 | $8.68 | 380,000 | - | 380,000 |
| | 4 | 31 December 2007 | $6.10 | - | 68,343 | 68,343 |
| **Executive key management personnel** | | | | | | |
| SCM Kelly | 4 | 31 December 2007 | $6.10 | - | 21,707 | 21,707 |
| SJ Parker | 1A | 31 December 2006 | $6.45 | 38,166 | - | 38,166 |
| | 1B | 31 December 2007 | $6.25 | 38,165 | - | 38,165 |
| GS Phillips | 1A | 31 December 2006 | $6.45 | 41,572 | - | 41,572 |
| | 1B | 31 December 2007 | $6.25 | 41,572 | - | 41,572 |
| JH Timmis | 1A | 31 December 2006 | $6.45 | 41,628 | - | 41,628 |
| | 1B | 31 December 2007 | $6.25 | 41,627 | - | 41,627 |
| BJ Yahl | 1A | 31 December 2006 | $6.45 | 30,000 | - | 30,000 |
| | 1B | 31 December 2007 | $6.25 | 30,000 | - | 30,000 |
| **Other nominated executives** | | | | | | |
| MG Isaacs | 1A | 31 December 2006 | $6.45 | 42,297 | - | 42,297 |
| | 1B | 31 December 2007 | $6.25 | 42,297 | - | 42,297 |
| WP Jowett | 1A | 31 December 2006 | $6.45 | 46,593 | - | 46,593 |
| | 1B | 31 December 2007 | $6.25 | 46,593 | - | 46,593 |

### 4.6.1 Valuation of PSP rights

An independent valuation for each tranche of Performance Share Plan Rights at their respective grant dates has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the rights, Deloitte have used a Total Shareholder Return model (TSR) and an Earnings Per Share Growth (EPSG) model. These models are described below.

**TSR model**

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the shares. This pricing model takes into account factors such as the Company's share price at the date of grant, volatility of the underlying shares, the risk free rate of return, expected dividend yield and time to maturity. The valuation of the rights has been allocated equally over the vesting period.

**EPSG model**

The Black-Scholes Generalised model was used to determine the fair value of share rights which incorporates the impact of the earnings per share performance condition. This pricing model takes into account factors such as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying share price, the risk free rate of return, expected dividend yield and time to maturity. The valuation of the rights has been allocated equally over the vesting period.

### 4.7 Options provided as remuneration and option holdings

During the year, as a result of the discontinuance of the plan in 2004, no options were issued.

There were 2,888,000 (2004: 6,092,834) outstanding options under this plan as at 31 December 2005, representing 0.61% (2004: 1.26%) of the issued share capital at that date.

Details of options over ordinary shares in the Company provided as remuneration to any key management personnel or other nominated executives of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

| | Note | Series | Expiry date | Exercise price* | Balance as at 31 December 2004 | Exercised during the year | Balance as at 31 December 2005 | Vested during the year | Fair value at exercise date | Vested and exercisable at the end of the year |
|---|---|---|---|---|---|---|---|---|---|---|
| Executive key management personnel | | | | | | | | | | |
| SCM Kelly | 1 | 29A | 1 September 2008 | $1.4503 | 125,000 | 125,000 | - | 125,000 | 1,132,463 | - |
| | 2 | 29B | 1 September 2008 | $1.9503 | 125,000 | - | 125,000 | - | - | - |
| | 3 | 29C | 1 September 2008 | $2.4503 | 125,000 | - | 125,000 | - | - | - |
| | 4 | 29D | 1 September 2008 | $2.9503 | 125,000 | - | 125,000 | - | - | - |
| | 1 | 31A | 1 September 2009 | $6.7016 | 125,000 | - | 125,000 | - | - | - |
| | 2 | 31B | 1 September 2009 | $7.2016 | 125,000 | - | 125,000 | - | - | - |
| | 3 | 31C | 1 September 2009 | $7.7016 | 125,000 | - | 125,000 | - | - | - |
| | 4 | 31D | 1 September 2009 | $8.2016 | 125,000 | - | 125,000 | - | - | - |
| SJ Parker | 5 | 28 | 26 August 2008 | $1.3497 | 200,000 | 50,000 | 150,000 | 50,000 | 480,015 | - |
| GS Phillips | 5 | 30 | 3 November 2008 | $2.2177 | 200,000 | 50,000 | 150,000 | 50,000 | 423,615 | - |
| Other nominated executives | | | | | | | | | | |
| MG Isaacs | 5 | 28 | 26 August 2008 | $1.3497 | 200,000 | 50,000 | 150,000 | 50,000 | 480,015 | - |
| | 5 | 26 | 7 March 2007 | $5.7431 | 37,500 | 25,000 | 12,500 | 12,500 | 140,423 | - |
| WP Jowett | 5 | 18 | 19 February 2006 | $5.4124 | 100,000 | 100,000 | - | 25,000 | 541,010 | - |
| | 5 | 26 | 7 March 2007 | $5.7431 | 50,000 | 25,000 | 25,000 | 12,500 | 161,673 | 12,500 |
| | 5 | 28 | 26 August 2008 | $1.3497 | 200,000 | 50,000 | 150,000 | 50,000 | 450,515 | - |

** The option exercise price has been adjusted for the 21 cent capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was 21 cents higher than shown above.*

*Notes to the table:*

*1 – Options are exercisable 18 months after grant date*

*2 – Options are exercisable 30 months after grant date*

*3 – Options are exercisable 42 months after grant date*

*4 – Options are exercisable 54 months after grant date*

*5 – Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.*

### *4.7.1 Valuation of options*

An independent valuation of each tranche of options at their respective grant date has been performed by Deloitte. In undertaking the valuation of the options, Deloitte have used a TSR model, a modified version of the Merton Reiner Rubinstein Barrier Option model. It is called a 'Barrier' model because it takes into account that the options are subject to a performance hurdle. Deloitte have advised that this model is more appropriate than the Black Scholes or Binomial models for valuing this type of option. This pricing model takes into account factors such as the Company's share price at the date of the grant, volatility of the underlying share price, the risk free rate of return, expected dividend yield and time to maturity.

The value of options has been allocated equally over the period from grant date to vesting date. Details of the ESOP including grant dates and vesting conditions are set out in note 27 of the financial statements.

### 4.8 General Employee Share Plan provided as remuneration

The numbers of shares held under the GESP during the financial year by any of the key management personnel or other nominated executives of the consolidated entity, including their personally related entities, are set out below:

| | Balance as at 31 December 2004 | Shares issued during the year | Shares vested during the year | Balance as at 31 December 2005 |
|---|---|---|---|---|
| **Executive key management personnel** | | | | |
| SCM Kelly | 263 | 89 | - | 352 |
| SJ Parker | 862 | 89 | - | 951 |
| GS Phillips | 263 | - | - | 263 |
| JH Timmis | 263 | 89 | - | 352 |
| BJ Yahl | - | 89 | - | 89 |
| **Other nominated executives** | | | | |
| MG Isaacs | 1,028 | - | (166) | 862 |
| WP Jowett | 1,028 | 89 | (166) | 951 |

### 5.0 SHAREHOLDINGS

The numbers of shares (excluding those unvested under the GESP and the PSP) in the Company held during the financial year by each director and executive key management personnel of the consolidated entity, including their personally related entities, are set out below. No amounts are unpaid on any of the shares issued. Where shares are held by the individual director or executive and any entity under the joint or several control of the individual director or executive they are shown as 'benefically held'. Shares held by those who are defined by AASB 124 (*'Related Party Disclosures'*) as close members of the family of the individual director or executive are shown as 'non beneficially held'.

| | Type | Balance as at 31 December 2004 | Options exercised | Net Changes during the year | Balance as at 31 December 2005 |
|---|---|---|---|---|---|
| **Executive director** | | | | | |
| PN Oneile | beneficially held | - | - | - | - |
| | non-beneficially held | 6,000 | - | | 6,000 |
| **Non-executive directors** | | | | | |
| DJ Simpson | beneficially held | 106,000 | - | - | 106,000 |
| | non-beneficially held | 17,000 | - | (17,000) | - |
| WM Baker | beneficially held | - | - | 4,700 | 4,700 |
| | non-beneficially held | | - | - | - |
| RA Davis | beneficially held | - | - | 1,200 | 1,200 |
| | non-beneficially held | - | - | - | - |
| P Morris | beneficially held | 8,680 | - | 3,880 | 12,560 |
| | non-beneficially held | - | - | - | - |
| SAM Pitkin | beneficially held | - | - | - | - |
| | non-beneficially held | - | - | 6,000 | 6,000 |
| AW Steelman | beneficially held | 10,000 | - | 6,000 | 16,000 |
| | non-beneficially held | - | - | 4,505 | 4,505 |
| **Executive key management personnel** | | | | | |
| SCM Kelly | beneficially held | 75,000 | 125,000 | - | 200,000 |
| | non-beneficially held | - | - | - | - |
| SJ Parker | beneficially held | - | 50,000 | - | 50,000 |
| | non-beneficially held | - | - | - | - |
| GS Phillips | beneficially held | 119,687 | 50,000 | - | 169,687 |
| | non-beneficially held | - | - | - | - |
| IH Timmis | beneficially held | - | - | - | - |
| | non-beneficially held | - | - | - | - |
| BJ Yahl | beneficially held | - | - | - | - |
| | non-beneficially held | - | - | - | - |

Shareholdings of key management personnel reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 124 definition of personally related entities. Directors and executive key management personnel have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. In the event that a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

### 5.1 Loans to directors and executive key management personnel

No directors or executive key management personnel held any loans with the Company during the financial year.

### 5.2 Other transactions with directors and executive key management personnel

Refer to note 30 of the financial statements for details of related party transactions with directors and executive key management personnel.

## 6.0 INDEMNITY OF OFFICERS

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company". The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a director, secretary or executive officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii)

liability which arises out of a personal matter of the indemnified party. The Company maintains a Directors and Officers insurance policy, the premium paid and the terms of cover secured by that premium are confidential.





## MANAGEMENT DISCUSSION AND ANALYSIS

## FINANCIAL REPORT

As a result of the Company's implementation of the Australian equivalents to International Financial Reporting Standards (AIFRS) from the commencement of the current year, comparative financial results have been re-stated to comply with AIFRS. Further details of the impact of AIFRS on the current and prior year results are set out later in this report and in note 34 to the Financial Statements. Throughout this report, unless otherwise stated, all current and prior year financial information is stated in accordance with AIFRS requirements.

### Summary

Key performance indicators for the current and prior year are set out below:

| | 2005 | 2004 | Variance | |
|---|---|---|---|---|
| | **$Million** | **$Million** | **$Million** | **%** |
| **Total Revenue from Ordinary Activities** | **1,317.0** | **1,142.3** | **+174.7** | **+15.3%** |
| **Earnings Before Interest and Tax (EBIT)** | **358.4** | **230.0** | **+128.4** | **+55.8%** |
| **Profit After Tax** | **244.3** | **142.2** | **+102.1** | **+71.8%** |
| **Net Working Capital/Revenue** | **3.4%** | **9.4%** | **n/a** | **(6.0)Pts** |
| **Operating Cash Flow** | **393.2** | **250.0** | **+143.2** | **+57.3%** |
| **Closing Net Cash** | **183.7** | **119.6** | **+64.1** | **+53.6%** |
| **Earnings Per Share (Fully Diluted)** | **51.1 c** | **29.2 c** | **+21.9 c** | **+75.0%** |
| **Total Dividends Per Share** | **30.0 c** | **8.0 c** | **+22.0 c** | **+275.0%** |

The Company's financial position has continued to strengthen with solid underlying trading performance resulting in a record full year Profit After Tax, up 71.8% on the AIFRS adjusted prior year result. Cash flow performance was again a highlight with operational cash flow increasing 57.3% to $393.2 million, representing 29.9% of revenue. At period end, cash on hand exceeded debt by $183.7 million, a $64.1 million improvement over the year, despite $269.5 million being returned to shareholders through dividends and other capital management initiatives during the year.

Fully diluted earnings per share increased 75.0% to 51.1 cents per share, while the total dividends for the year increased by 275.0% to 30 cents per share. Franking of the dividend payout was restored at the time of the interim dividend announced in August 2005 following the utilisation of prior year tax losses. Distributions to shareholders in respect of the 2005 year, comprising dividends paid and payable and the 21 cents per share capital return paid in July totalled 51.0 cents per share.

This result continues to demonstrate the strength of the Company's products in the expanding global gaming market and management's continued focus on driving shareholder value through both bottom line results and balance sheet management.

## Income Statement

The Company reported a record full year Profit After Tax of $244.3 million. This result is a 71.8% improvement on the $142.2 million profit reported in the prior year.

The financial results for the year are summarised below:

| | Segment Revenue | | | Profit / (Loss) | | | % Margin | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005 $m | 2004 $m | Var % | 2005 $m | 2004 $m | Var % | 2005 % | 2004 % | Var Pts |
| **SEGMENTAL RESULTS** | | | | | | | | | |
| Australia | 271.1 | 283.8 | -4.5% | 106.8 | 96.7 | 10.4% | 39.4% | 34.1% | 5.3 |
| North America | 498.9 | 368.3 | 35.5% | 182.3 | 102.3 | 78.2% | 36.5% | 27.8% | 8.7 |
| South America | 13.5 | 20.4 | -33.8% | 4.9 | 13.4 | -63.4% | 36.3% | 65.7% | -29.4 |
| New Zealand | 37.3 | 28.8 | 29.5% | 15.0 | 10.9 | 37.6% | 40.2% | 37.8% | 2.4 |
| Japan | 373.7 | 336.8 | 11.0% | 88.0 | 75.9 | 15.9% | 23.5% | 22.5% | 1.0 |
| Other International | 105.8 | 96.8 | 9.3% | 31.7 | 20.7 | 53.1% | 30.0% | 21.4% | 8.6 |
| **Total Segmental Results** | **1,300.3** | **1,134.9** | **14.6%** | **428.7** | **319.9** | **34.0%** | **33.0%** | **28.2%** | **4.8** |
| | | | | | | | % Revenue | | |
| **UNALLOCATED EXPENSES** | | | | | | | | | |
| Group R&D Expense | | | | (65.8) | (58.9) | 11.7% | -5.1% | -5.2% | 0.1 |
| Foreign Exchange | | | | 2.0 | (40.1) | -105.0% | 0.2% | -3.5% | 3.7 |
| Corporate/Other | | | | (6.5) | 9.1 | -171.4% | -0.5% | 0.8% | -1.3 |
| **Total Unallocated Expenses** | | | | **(70.3)** | **(89.9)** | **-21.8%** | **-5.4%** | **-7.9%** | **2.5** |
| **Earnings Before Interest & Tax** | | | | **358.4** | **230.0** | **55.8%** | **27.6%** | **20.3%** | **7.3** |
| Interest | | | | 5.6 | (4.5) | -224.4% | 0.4% | -0.4% | 0.8 |
| **Profit Before Tax** | | | | **364.0** | **225.5** | **61.4%** | **28.0%** | **19.9%** | **8.1** |
| **Profit After Tax** | | | | **244.3** | **142.2** | **71.8%** | **18.8%** | **12.5%** | **6.3** |

## Revenue

Total segment revenue increased by $165.4 million (up 14.6%) to $1,300.3 million. After eliminating the impact of the generally stronger Australian dollar compared to the prior year, underlying local currency revenue growth was actually up $223.2 million or 19.7%.

While overall reported revenue increased substantially, the revenue results of individual businesses varied significantly. Australian revenue declined modestly (4.5%, $12.7 million) despite a 19.5% fall in unit sales, reflecting the maturity of the market and the difficult operating environment. The North American business increased revenue by $130.6 million (up 35.5%) driven by strong demand for the Company's products. South American revenue fell 33.8% ($6.9 million) due to the prior period result benefiting from $8.0 million of collections on legacy contracts. The improved revenue result in New Zealand (up 29.5%, $8.5 million) was achieved despite a difficult market environment. In Japan, revenue increased $36.9 million (up 11.0%) as unit sales increased to a record 98,000 following the successful launch of *Streetfighter 2*™ and *Kyojin-no-hoshi 3*™. In other regions, revenue performance was mixed with South Africa and Asia-Pacific showing strong growth as the Company captured healthy shares of these expanding markets, while European

revenues declined as a result of disruption to sales in Russia as the Company transitioned to a new distributor and new regulatory requirements were announced.

These results are discussed in more detail in the Business Segment Review.

**Earnings**

EBIT improved by 55.8% or $128.4 million compared with 2004. This improvement reflects a net $108.8 million increase in contributions from business segments coupled with a net $19.6 million reduction in unallocated expenses.

The improvement in the overall contribution from business segments was predominantly driven by the North American business where profitability increased $80.0 million, while all other business segments also contributed double digit percentage improvements, with the exception of South America due to the impact of legacy contracts on the prior year result.

The business segment margin improved by 4.8 points to 33.0%, with all business segments, except South America, improving profitability relative to sales over the year. This is the third consecutive year of segment margin improvement having increased from 20.2% and 28.2% in 2003 and 2004 respectively. This improvement reflects improved product mix, higher average selling prices and the continued focus on cost control and leverage of the business's infrastructure.

Net unallocated expenses fell $19.6 million (down 21.8%) mainly due to the impact of a number of individually significant, potentially non-recurring items. The most significant of these items impacted the 2004 comparative as a result of a $40.7 million realised foreign exchange loss on the settlement of an intercompany funding account being recognised through the income statement under newly adopted AIFRS (under prior accounting standards this was accounted for as a reserve movement only). In the current year, Corporate/other expenses were impacted by the recording of a $7.6 million cost resulting from the adoption of an alternative employee benefit calculation methodology, predominantly relating to prior years.

Excluding the impact of these items, net unallocated expenses increased $13.5 million (up 27.4%) to $62.7 million. This was due to a $6.9 million (11.7%) increase in research and development costs and a $12.2 million (72.9%) increase in legal costs partially offset by improved efficiencies and recoveries in manufacturing.

Interest income exceeded expense by $5.6 million, compared to a net interest charge of $4.5 million in the prior year, reflecting substantially higher average cash balances year-on-year. Interest expense relates primarily to the US$130 million of convertible bonds, redemption of which is currently subject to legal action.

**Tax**

The effective tax rate for the year of 32.9% is lower than the 2004 effective tax rate of 36.9% as a result of earnings mix and the inclusion of a $5.5 million expense in the prior period relating to prior year tax return adjustments. The effective tax rate will generally exceed the Australian statutory rate of 30% due to permanent differences

including non-deductible expenses, withholding tax on the repatriation of overseas dividends and overseas tax rate differentials. There was, however, no withholding tax leakage on overseas dividends during the current year.

Brought forward Australian tax losses were fully utilised in 2004 and the Company has re-commenced paying Australian tax. As a result, the 2005 interim dividend paid in September 2005 and the final dividend payable in March 2006 are fully franked.

In overall terms, the franking outlook continues to remain positive. However, given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible to reliably determine the extent to which future dividends will be franked.

**Earnings Per Share**

The Company's record full year Profit After Tax, combined with only a nominal increase in the weighted average number of shares, has resulted in basic earnings per share increasing from 29.9 cents to 51.4 cents (up 71.9%). Fully diluted earnings per share were 51.1 cents compared to 29.2 cents in the prior year (up 75.0%).

**Balance Sheet**

The Balance Sheet can be summarised as follows:

| | 2005<br>$Million | 2004<br>$Million |
|---|---|---|
| **Net Working Capital** | 44.9 | 107.0 |
| **Other Current/Non-Current Assets** | 83.2 | 72.4 |
| **Property, Plant and Equipment** | 116.5 | 117.5 |
| **Intangibles** | 76.2 | 72.6 |
| **Other Current/Non-Current Liabilities** | (128.6) | (119.4) |
| **Net Tax Balances** | (24.3) | 4.8 |
| **Funds Employed** | 167.9 | 254.9 |
| **Net Cash** | 183.7 | 119.6 |
| **Shareholders' Funds** | 351.6 | 374.5 |

Net Working Capital fell from $107.0 million at 31 December 2004 to $44.9 million. This fall was largely driven by the phasing of receipts and payments associated with the sale of *Kyojin-no-hoshi 3*™ in Japan in the last quarter of the year. The overall result was also impacted by higher receivable levels in Australia due to a greater proportion of sales in the final quarter and an increase in the placement of product under the Company's *Value Added Service Agreements*™ *(VASA)*™. Overall, inventory levels (excluding Japan) declined 3.1%. The combination of the decline in net working capital and higher revenue saw net working capital as a percentage of the last 12 months' revenue fall from 9.4% at 31 December 2004 to 3.4% at year-end. Over the medium term an average net working capital to revenue ratio of closer to 10% is more sustainable in the absence of distortionary factors caused by game

releases in Japan - the monthly average over the first half of 2005 prior to the release of *Kyojin-no-hoshi 3*™ was 8.8%. Net working capital results in individual months will always remain subject to fluctuation as a result of particular trading initiatives such as major product launches.

Other Assets increased $10.8 million reflecting the transfer of legacy South American receivables (which have been fully deferred) to non current receivables given collection remains subject to litigation.

Property, Plant and Equipment decreased marginally, as a result of depreciation and disposals exceeding the increase in the installed base of participation units in North America and Australia. Total capital spend on participation units was $25.6 million with ongoing "stay-in-business" capital expenditure amounting to $9.9 million.

Excluding foreign exchange translation impacts, goodwill intangible balances remain unchanged from those reported at 31 December 2004. Under AIFRS, goodwill is no longer amortised.

Other Liabilities increased $9.2 million to $128.6 million as a result of higher Progressive Jackpot Liabilities in North America combined with higher revenue billed in advance primarily from *VASA*™ in Australia.

Net Tax Balances changed by $29.1 million over the year reflecting the increase in tax payable as a result of the stronger trading performance.

In overall terms, net assets decreased from $374.5 million to $351.6 million while net tangible assets declined from $301.9 million to $275.4 million. The primary drivers of these reductions were the $100.4 million capital return and $128.4 million spent on share buy-back programs including purchases under the employee share trust during the year, offset by the net increase in undistributed profits.

**Statement of Cash Flows**

Effective cash flow management continues to be one of the Company's key strategies. This continued focus resulted in a further improvement in cash generation over the year with cash generated from operations increasing from $250.0 million to $393.2 million, representing 29.9% (2004 – 21.9%) of revenue. Operating cash flow was favourably impacted by the phasing of receipts and payments associated with the release of *Kyojin-no-hoshi 3*™ late in the year. These favourable impacts, estimated at $60 - $70 million, are expected to unwind in the first quarter of 2006 and when combined with generally higher tax payments arising from the improved results, will negatively impact reported operating cash flow in the first half of 2006.

Strong cash flows meant that the Company did not need to utilise its $305.0 million of bank facilities, with only the USD130 million of convertible bonds remaining outstanding as the Company's call for redemption remains subject to resolution by the Court. Cash on deposit rose from $286.0 million at 31 December 2004 to $359.5 million at the end of the year.

The movement in net cash (cash less bank and other debt and convertible bonds), after eliminating foreign exchange movements is set out below:

| | FY 2005 $ Million | FY 2004 $ Million |
|---|---|---|
| **Net cash/(debt) - opening balance** | **119.6** | **(70.2)** |
| EBIT | 358.4 | 230.0 |
| Depreciation and amortisation | 39.7 | 35.9 |
| EBITDA | 398.1 | 265.9 |
| Net (profit)/loss on sale of non-current assets | (0.1) | 0.7 |
| Net foreign exchange differences | 2.5 | 40.2 |
| Net interest received/(paid) | 6.6 | (2.6) |
| Expensing of costs of share based payments | 7.7 | 8.0 |
| Net tax paid | (65.9) | (52.3) |
| Change in operating assets and liabilities | 44.3 | (9.9) |
| **Net cash inflow from operating activities** | **393.2** | **250.0** |
| Net cash outflow from investing activities | (36.9) | (47.4) |
| Proceeds from share issues and exercise of options | 15.2 | 19.9 |
| Payments for shares bought back | (102.4) | (10.7) |
| Payment for capital return | (100.4) | - |
| Payments to employee share trust | (26.0) | - |
| Repayment of borrowings | (0.1) | - |
| Dividends paid | (66.7) | (29.6) |
| **Movement in net cash** | **75.9** | **182.2** |
| Effects of exchange rate changes on net cash | (11.8) | 7.6 |
| **Net cash - closing balance** | **183.7** | **119.6** |

The strong EBITDA result, coupled with interest income exceeding interest expense for the first time since 2000 and the continued focus on working capital management, offset in part by higher tax payments resulted in a 57.3% improvement in operating cash flow. Higher taxes paid reflect the improvement in operating results and the recommencement of Australian tax payments as prior year losses have been utilised.

The change in operating assets and liabilities resulted in a net $44.3 million cash inflow comprising a $62.1 million decrease in net working capital partially offset by the movement in net tax balances, and an increase in non-current receivables and progressive jackpot liabilities.

The net cash outflow from investing activities decreased $10.5 million to $36.9 million, which reflects the lower additions period-on-period to the installed base of participation units in North America. Approximately 72% of current period capital expenditure relates to participation unit placements.

Cash from share issues in the current year results from the exercising of employee share options, while in 2004 these predominantly relate to the underwriting of the final dividend paid in respect of the 2003 financial year.

$102.4 million was spent acquiring 9.1 million shares under the Company's share buy-back programs during the year. In addition, the Company returned $100.4 million (including transaction costs) to shareholders via a capital return paid in July 2005. The Company also spent $26.0 million acquiring 2.2 million shares to satisfy obligations under employee share-based remuneration plans during the year.

The depreciation of the Australian dollar against the US dollar since 31 December 2004 resulted in a $11.8 million increase in the Australian dollar value of the Company's foreign denominated net debt.

Cash flow in the statutory format is set out in the Financial Statements.

**Dividends**

A final dividend in respect of the year ended 31 December 2005 of 20 cents per share ($93.8 million) has been declared and will be paid on 24 March 2006 to shareholders on the register at 5:00pm on 10 March 2006. This dividend will be fully franked. The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this dividend.

An interim dividend of 10 cents per share ($47.6 million) was paid on 21 September 2005. The total dividend paid and payable in respect of the 2005 year amounts to 30 cents per share, fully franked compared with 8 cents per share, unfranked in the prior year.

**Capital Management**

Given the Company's strong cash flows and financial position, it has continued to proactively evaluate and initiate capital management opportunities. From an overall strategic capital management perspective, the Company's objectives are to maintain a conservative funding structure, which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities.

Taking this into account, the Company has progressed a number of capital management initiatives over the past 12 months:

- an on-market share buy-back program of up to $100 million was announced in August 2004. This program, which was 10.7% complete at the start of 2005 was concluded during the year with a total of 9.5 million shares bought back at an average price of $10.51 per share.

- in July 2005, the Company returned 21 cents per share ($100.4 million including costs) to shareholders via a capital return.

- as part of the 2005 half year results release in August 2005, the Company announced its intention to acquire shares on market in anticipation of satisfying

outstanding contingent obligations in respect of share and option based remuneration plans. In doing so, the Company aims to mitigate the dilutionary impact of share issues which would otherwise be necessary to satisfy such obligations as they crystallise. By 31 December 2005, a total of 2.2 million shares at an average price of $11.79 per share (total cost $26.0 million) had been acquired under this program. At the date of this report, further purchases had taken the total number of shares purchased to 2.9 million at an average price of $11.83 per share, leaving 3.3 million shares to acquire before all current outstanding, unvested commitments are covered. The Company anticipates completion of purchases to cover these outstanding contingent obligations prior to 30 June 2006 and will consider further purchases as necessary to mitigate the dilutionary impact of any further share-based remuneration grants.

- in November 2005, subsequent to the conclusion of the first share buy-back program, the Company announced a second $100 million share buy-back program. By 31 December 2005, a total of 1.1 million shares at an average price of $12.08 per share (total cost $13.0 million) had been acquired under this program. At the date of this report, further purchases had taken the total number purchased to 2.5 million shares (total cost $29.8 million) at an average price of $11.92 per share. The Company anticipates continuing this program over the balance of 2006.

In addition, as part of the Company's overall capital management strategy, in December 2004, the Company called for redemption of its US Dollar convertible bonds. This redemption continues to remain subject to legal proceedings. In the interim, on legal advice, and whilst preserving its rights, the Company has continued to pay and expense interest on these bonds.

The Company remains confident that these initiatives leave it with ample financial flexibility and are consistent with its overall capital management objectives. The outlook for cash flow remains positive, with the business requiring limited capital investment to grow organically combined with tight controls over working capital and continued focus on cash flow management. The Company will continue to proactively review capital management initiatives on an ongoing basis.

**Banking Facilities**

The Company had committed, undrawn banking facilities of $305.0 million at year end ($106.9 million at 31 December 2004). During the year, the Company replaced its principle prior facilities with a $300.0 million Multicurrency Revolving Facility Agreement. The Company remains confident that, given the strong cash generation of the business and the substantial cash on hand which totalled $359.5 million at year-end, this facility remains adequate to meet the ongoing requirements of the business and provide sufficient flexibility to enable the Company to execute strategic opportunities as they arise.

**Debt Ratios**

The Company's interest and debt coverage ratios remain very strong:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Debt/EBITDA* | 0.4 X | 0.6 X |
| Net Debt (Cash)/EBITDA* | (0.5) X | (0.4) X |
| EBITDA*/Interest Expense* | 35.4 X | 22.3 X |
| Debt/Equity | 50.0 % | 44.4 % |
| Net Cash/Equity | 52.3 % | 31.9 % |

* EBITDA and Interest Expense are based on the preceding 12 months results

For financial management purposes, the Company pays particular attention to the interest cover ratio (EBITDA/Interest Expense) as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

**Credit Rating**

Standard & Poor's last reviewed the Company's credit rating in April 2005, resulting in its credit rating being increased from BB to BB+. The Company continues to consider that this rating does not reflect its underlying credit worthiness given the demonstrated and sustained improvement in its performance over the past two years, its strong cash flow generation, very conservative interest and debt coverage ratios and when compared with ratings of its international peers.

**Foreign Exchange**

Individual assets and liabilities denominated in foreign currency have been impacted by movements in foreign exchange rates since 31 December 2004. In net terms, however, the impact of the re-translation of foreign denominated assets and liabilities taken to the foreign currency translation reserve amounted to only $4.7 million.

The Company applies exchange rates prevailing at the reporting date in translating the overseas balance sheets of controlled entities. Generally, the Company translated profits earned offshore at the month end rate for each month.

In the current period, total revenue from ordinary activities and net profit after tax were unfavourably impacted by $57.9 million and $12.5 million respectively as a result of the translational impact of the stronger Australian dollar compared with 2004. The transactional foreign exchange impact is complex and has not been quantified for this report, as these are subject to ongoing change given the difficulty in

assessing the actual realisation of timing differences of the various currency cash flows and their recognition through the Income Statement. These exposures do however remain subject to active monitoring and risk management.

Despite the existence of partial natural hedges reducing the transactional impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation in total and at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change. Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

Given the current profitability and mix of the Company's business, the major exposures to translational foreign exchange result from the Company's USD and Yen profits. A USD 1 cent change in the USD/AUD exchange rate results in an estimated $1.5 million translational impact on the Company's reported profit after tax, while a 1 Yen change in the JPY/AUD exchange rate has a corresponding $0.6 million impact. These impacts will vary as the magnitude of overseas profits change.

Foreign exchange rates compared with prior periods for key currencies are shown below:

| AUD: | 31 December 2005 | 31 December 2004 | 2005 Average* | 2004 Average* |
|---|---|---|---|---|
| USD | 0.7370 | 0.7818 | 0.7645 | 0.7422 |
| JPY | 87.48 | 80.86 | 85.31 | 80.31 |
| NZD | 1.0871 | 1.1012 | 1.0946 | 1.1200 |

* Average of monthly exchange rates only. No weighting applied.

**Accounting and Reporting Developments – Australian Equivalents to International Financial Reporting Standards**

The Company implemented AIFRS for the first time effective 1 January 2005. The key impacts on the results include the amortisation of share-based payments (reduction in post-tax profit of $7.7 million in the current year) and the cessation of the amortisation of goodwill (increase in post-tax profit of $3.3 million). In addition to corresponding adjustments to the 2004 results, the comparative financial results were also impacted by the requirement to recognise a pre-tax realised foreign exchange loss of $40.7 million (post-tax $28.4 million) on the settlement of an intercompany funding account as an expense in the Income Statement. Under prior accounting standards this amount, which represents cumulative net foreign exchange retranslation profits and losses recognised in the foreign currency translation reserve, was treated as a reserve movement to retained earnings. The current and prior corresponding period post-tax results would have been $3.8 million and $32.5 million respectively higher than reported, had the Company continued to apply prior period accounting standards. Further details on the impacts of adopting AIFRS are set out in note 34 to the Financial Statements.

## BUSINESS SEGMENT REVIEW

### Australia

| | 2005 $Million | 2004 $Million | Variance $Million | Variance % |
|---|---|---|---|---|
| Segment Revenue* † | 271.1 | 283.8 | (12.7) | (4.5%) |
| Segment Contribution Profit* | 106.8 | 96.7 | +10.1 | +10.4% |
| Segment Margin | 39.4% | 34.1% | | +5.3 pts |

* Refer to Note 4 in Financial Statements

† Australian segment revenue excludes inter-segment sales

Segment Contribution Profit increased by 10.4% to $106.8 million despite Segment Revenue declining by 4.5% to $271.1 million. The continuing Segment Margin improvement reflects the success of the Company's premium product portfolio, particularly its range of *Hyperlink*™ products and continued focus on cost control in a challenging regulatory and competitive environment.

The fall in revenue reflects the impact of continuing legislative and regulatory restrictions on gaming and a slowing in the replacement cycle resulting from uncertainty amongst operators given, amongst other things, progressive gaming tax increases, the phasing in of smoking restrictions and the renewal of Victorian licences. As a result of these factors, the replacement cycle is estimated to have increased to approximately 12 years, compared with the 5 year cycle of only a few years ago. While platform unit sales were down there was a 13.5% increase in the number of conversion sales.

The Company successfully launched a number of innovative mid-range bonusing products including *Aristocrat Xtreme*™ *MysteryLink*™ and *Corrida de Toros*™ ("Running with the Bulls").

*Player's Choice*™, the Company's multi-game product continues to perform strongly – particularly in its 'dollar pack' version. *Zorro*™ *Hyperlink*™ which was successfully launched in New South Wales in November is also currently performing well. Both the multi-game and *Zorro*™ *Hyperlink*™ products are only available to operators through the Company's *Value Added Services Agreement*™ (*VASA*™) arrangements.

The Company's strategy in this difficult, mature and highly regulated operating environment is to focus on innovative premium product offerings and the development of a recurring revenue business model enabling the Company to derive an ongoing revenue stream from its best performing products. While the market is expected to remain difficult in the short-term, the Company is well positioned to benefit from any upside potential in the replacement cycle.

## The Americas

*North America*

| | 2005 $Million | 2004 $Million | Variance $Million | Variance % |
|---|---|---|---|---|
| Segment Revenue* | 498.9 | 368.3 | +130.6 | +35.5% |
| Segment Contribution Profit* | 182.3 | 102.3 | +80.0 | +78.2% |
| Segment Margin | 36.5% | 27.8% | | +8.7 pts |

* Refer to Note 4 in Financial Statements

North America reported another record result with Segment Revenue improving by 35.5% to $498.9 million. On a local currency basis, this improvement was even greater with revenues increasing by 39.1%, year on year. This outstanding result was achieved principally by strong game and system sales together with an increase in the recurring revenue (participation) installed base. Segment Margin improved as a result of improved product mix, leverage of the operation's fixed cost base and ongoing focus on cost management and control.

The North American gaming market was relatively subdued for much of the latter part of the year, reflecting uncertainty of the impact of higher interest rates and fuel costs, the impact of Hurricane Katrina on gaming in the Gulf region and the absence of any significant new markets opening up. The market has also experienced a slow down in the replacement cycle following the accelerated replacement of machines in the early 2000's as operators embraced Ticket-In Ticket-Out (TITO) technology.

The Company's installed base of participation units increased from 5,294 at the end of 2004 to 6,159 at the end of the current year, generating some USD$108.5 million in revenue over the year, a 40.7% increase over the prior year. The net increase in the participation installed base was delivered despite delays in the game development and approval process which restricted the availability of new product during the first half and an estimated 250 unit adverse impact of Hurricane Katrina. Since the launch of a number of new products, including *Zorro Unmasked*™ during the second half, the net install run rate has increased. The average fee per day, however, declined marginally as a result of a lower average mix of installed jackpot units compared to the prior year.

Platform unit sales increased by 43.1% to 17,613 units as the Company increased its share of Class III slot sales in the North American market. This reflects the growing demand for the Company's high-performing video slot products. The Company's games continued to grow in popularity, particularly in repeat player markets, due to their unique bonusing systems, high hit frequency, and distinctive style of play.

During the year, the Company's unique patented *Reel Power*™ game concept was approved in Nevada and an expanded version of the concept, *Super Reel Power*™, was approved by Gaming Laboratories, Inc. for introduction into most tribal and riverboat jurisdictions. The Company also received approval to place product in both Maine and Rhode Island and the Canadian provinces of Manitoba, Nova Scotia and Prince Edward Island.

Late in the year, the Company unveiled its new five-reel stepper series, featuring a 20-line, five-reel video style format designed to bridge the gap between stepper and video play. The new stepper games allow the Company to compete in the mechanical reel space, which comprises over 40 percent of the installed base of Class III slot machines.

At the same time, the Company also introduced its new *Crown*™ "coinless" slant-top cabinet. This cabinet now enables the Company to compete for a larger segment of operator floors.

Systems revenue increased by 7.9% as a result of improved *OASIS*™ system sales and *Quickets*™ (Aristocrat's TITO technology) income. Continuing the momentum from 2004, the Company's installed base of *OASIS*™ systems customers continues to grow, marked by the celebration of the Company signing its 200th *OASIS*™ customer during the year. The *OASIS*™ system offers a price competitive product that meets the technological needs of all sizes of gaming operations and new *OASIS*™ upgrades and applications released during the year will further augment the systems offering.

The Company received approval for the *OASIS*™ *PersonalBanker*™ Advanced Funds Transfer module, a state-of-the-art cashless solution that allows players to convert their loyalty points to cash at the gaming machine and upload and download cashable credits.

Another innovative *OASIS*™ product solution unveiled during the year was the *OASIS*™ *Sentinel III*™ player-interface hardware, the next generation of the *OASIS*™ floor network. An IP/Ethernet-based device, *Sentinel III*™ features downloadable multi-media graphics and sound capability and uses a touch screen interface powered by Aristocrat's *SpeedMedia*™ technology. The high-resolution visual display allows casinos to advertise player and hotel promotions at the gaming machine using a high-speed delivery system.

Looking ahead, the Company remains confident that the North American business will continue to grow revenue and profitability, despite the current subdued state of the market. The primary growth drivers include share growth as the market moves from stepper to video product, success of the new stepper and slant offerings, and opportunities in new and emerging markets (including Florida and Pennsylvania) as well as continuing expansion of the installed base of participation units.

*South America*

| | **2005 $Million** | **2004 $Million** | **Variance $Million** | **Variance %** |
|---|---|---|---|---|
| Segment Revenue* | 13.5 | 20.4 | (6.9) | (33.8%) |
| Segment Contribution Profit* | 4.9 | 13.4 | (8.5) | (63.4%) |
| Segment Margin | 36.3% | 65.7% | | (29.4) pts |

* Refer to Note 4 in Financial Statements

Segment Revenue and Segment Contribution Profit declined by 33.8% and 63.4% respectively, primarily as the prior year result included revenue and profit of $8.0

million relating to collections on legacy contracts. Further collections on these contracts remain subject to legal recovery action. The non-recurrence of legacy contract collections was also the principle cause of the reduction in Segment Margin.

Excluding the impact of legacy contracts on the prior year, revenue improved year on year by 8.9% as the Company continued to gain momentum in the region. The Company installed its first *MKVI*™ video slot games in Argentina and Chile and completed its first installation of recurring revenue games in Panama. The Company is targeting the introduction of its *MKVI*™ games more widely throughout the region.

The South American business is expected to continue to make a modest, but increasing, contribution to results, moving forward, with the business growing through the expansion of supply to a select number of high credentialed customers, whilst remaining within strict risk parameters.

**Japan**

| | **2005 $Million** | **2004 $Million** | **Variance $Million** | **Variance %** |
|---|---|---|---|---|
| Segment Revenue* | 373.7 | 336.8 | +36.9 | +11.0% |
| Segment Contribution Profit* | 88.0 | 75.9 | +12.1 | +15.9% |
| Segment Margin | 23.5% | 22.5% | | +1.0 pts |

* Refer to Note 4 in Financial Statements

Segment Revenue and Segment Contribution Profit increased by 11.0% and 15.9% respectively, reflecting the increase in the number of units sold during the year. Segment Margin improved by 1.0 point to 23.5% due to the non-recurrence of inventory provisioning booked in the prior year partially offset by higher product costs and trade-in allowances.

Game sales totalled 98,007, a record result. Virtually all of these sales were derived from the two games released in the year - *Streetfighter 2*™ which was launched in June 2005, delivering sales of 23,059 units and *Kyojin-no-hoshi 3*™ which was launched in October 2005, delivered sales of 72,205 units.

*Kyojin-no-hoshi 3*™ is the third of the successful *Kyojin-no-hoshi*™ *("Star of Giants")* game series originally released in 2003. The series is based on a Japanese *manga* cartoon relating to a legendary Tokyo baseball team, the Tokyo Giants, and the family of Hyuma Hoshi, the team pitcher.

The Company opened its Osaka office in August to coordinate sales in Southern Japan more efficiently. The Company also retained further agents to address areas of Japan that were not adequately covered in the past. These initiatives were key contributors to the record sales result.

On 1 July 2004, a new regulation (Regulation 5) was introduced which impacts on the design of pachislot machines and is likely, in the shorter term, to reduce their appeal generally (compared to pachinko games). All Regulation 4 machines must be removed from halls by 1 July 2007. The industry's first approval of a Regulation 5 game was received in the third quarter of 2005 and to date only a small number of

Regulation 5 games have been released. While the majority of these games have not been successful, a few have performed to an acceptable level. After review of these games, the Company has now submitted a number of its own Regulation 5 games for approval.

The Company has also expanded its R&D teams to provide increased capacity to develop innovative Regulation 5 games.

Late in 2005, the Company committed to a further 20,000 unit production run of *Kyojin-no-hoshi 3*™ following its success in 2005 and unsatisfied market demand. 2,000 of these units were sold late in 2005, with the balance expected to be sold progressively during the first half of 2006, underpinning the 2006 first half result. Subject to approvals, the Company anticipates releasing a number of Regulation 5 games over the balance of the year. As a result of the uncertainty surrounding the acceptance of Regulation 5 in the market, it is difficult to predict the extent to which the success of the past few years will be repeated in 2006. The Company does however remain confident of the longer term sustainability and growth potential of its Japanese operations.

**New Zealand**

| | 2005 $Million | 2004 $Million | Variance $Million | Variance % |
|---|---|---|---|---|
| Segment Revenue* | 37.3 | 28.8 | +8.5 | +29.5% |
| Segment Contribution Profit* | 15.0 | 10.9 | +4.1 | +37.6% |
| Segment Margin | 40.2% | 37.8% | | +2.4 pts |

* Refer to Note 4 in Financial Statements

Segment Revenue increased by 29.5% to $37.3 million and Segment Contribution Profit rose by 37.6% compared to 2004. Segment Margin improved from 37.8% to 40.2% due to improved product mix and a focus on cost control and operating efficiencies.

This result was largely driven by the sales achieved prior to the 1 October 2005 deadline for player information display equipped gaming machines.

New legislation has restricted the number of gaming machines that non-casino operators may acquire and imposed a number of new 'responsible gaming' restrictions on machine design. These developments, together with smoking restrictions and the proposed introduction of an Electronic Monitoring System have resulted in venue closures and a reduction in demand for product. In addition, the processing of venue licensing applications has been a major issue.

Despite these challenges, the New Zealand business successfully marketed a new flat screen monitor with *Xceed*™ MKV to MKVI upgrade packages and "Mystery" signage packages.

The adverse market conditions appear unlikely to improve in the short-term. Trading results are therefore expected to remain relatively flat in the immediate term.

**Other International**

| | 2005 $Million | 2004 $Million | Variance $Million | Variance % |
|---|---|---|---|---|
| Segment Revenue* | 105.8 | 96.8 | +9.0 | +9.3% |
| Segment Contribution Profit* | 31.7 | 20.7 | +11.0 | +53.1% |
| Segment Margin | 30.0% | 21.4% | | +8.6 pts |

* Refer to Note 4 in Financial Statements

Revenue from other international markets was up 9.3% on the prior year and Segment Contribution Profit increased 53.1% to $31.7 million. The increase in both Revenue and Segment Contribution Profit is mainly due to the Company's strong performance in the Asia-Pacific and South African regions which more than offset a decline in results from Russia.

*Asia-Pacific*

Asia-Pacific results showed strong growth, primarily driven by sales to Macau.

The Company's products continued to perform strongly at the *Sands Macau.* Overall market share of the Macau market as a whole (approximately 3,000 gaming machines) is in excess of 40%. In order to support the substantial growth which is anticipated over the next few years the Company plans to open a new office in Macau in the first quarter of 2006.

Elsewhere in the region, sales to Malaysia and Cambodia showed healthy growth.

While the Company is optimistic about the growth potential of the Asia-Pacific region, future results will be influenced by the timing of openings of major new casinos in the region, mainly in Macau and Singapore, with the majority of these likely in 2007.

*Europe*

European profitability was impacted by a decline in sales to Russia as the Company transitioned to new distribution arrangements and as regulatory changes impacted the overall market. In April, the Company announced the appointment of a new Russian distributor, SIA MegaImpex, part of the SmartGames Group of companies, a leader in the Russian gaming sector. An office in Moscow was also opened to support sales and service in the market. However, unforseen regulatory changes to the Russian licensing environment were announced during the year which have significantly impacted sales for all suppliers. Once resolved, these changes should increase the attractiveness and size of the addressable Russian market.

Non-Russian Segment Revenue increased, refecting the continuing success of *Hyperlink*™ sales. In Germany *Hyperlink*™ *Loco Loot*™ was rolled out and revenue tripled compared to the corresponding period in 2004. *Hyperlink*™ products are now placed in twelve European jurisdictions.

In the United Kingdom, the *Gambling Act* was passed and will lead to an expansion of the UK market over the next few years.

Over the past year, the Company has significantly strengthened its European business. While profitability will be impacted in the short-term due to the higher resultant cost structure, the Company is now well placed to capitalise on opportunities in the region including the anticipated renewed expansion in the Russian market and the opening up of the UK market.

The Company expects European results in 2006 to improve but they will be largely dependent on the satisfactory resolution of the Russian regulatory environment.

*South Africa*

South African results improved significantly compared to the prior year driven largely by growth in the Limited Payout Machine market, sales into markets outside of South Africa and casino management systems sales. The Company maintained its position as a major supplier in this market.

In July, the Company agreed to sell a 28% interest in the South African business to Yabohle Investments (Pty) Limited, a consortium led by Matemeku Investments (Pty) Limited, a leading Black Economic Empowerment investment company. The profit on this divestment will not be recorded until all conditions of sale have been satisfied. This is expected to occur in the first half of 2006.

Given the Company's strong market position and presence in the region, results are expected to continue to improve over 2006.




15

# ARISTOCRAT LEISURE LIMITED

A.B.N. 44 002 818 368


RECEIVED
APR 1 0 2006
PROCESSING SECTION
WASH. D.C.
160

## APPENDIX 4E

**Preliminary Final Report**
**Year ended: 31 December 2005**
Previous corresponding period: 31 December 2004

| **Results for announcement to the market** | | | | **December 2005 $'000** |
|---|---|---|---|---|
| Revenue from ordinary activities | up | 15.3% | to | 1,317,035 |
| Profit from ordinary activities after tax attributable to members | up | 71.8% | to | 244,321 |
| Net profit for the period attributable to members | up | 71.8% | to | 244,321 |
| Earnings before interest and tax | up | 55.8% | to | 358,376 |
| Operating cash flow | up | 57.2% | to | 393,153 |

| **Dividends** | **Amount per security** | **Franked amount per security** | **Record date for determining entitlements to dividends** |
|---|---|---|---|
| **Current year – 2005:** | | | |
| - Interim dividend | 10.0c | 10.0c | |
| - Final dividend | 20.0c | 20.0c | 10 March 2006 |
| **Previous year – 2004:** | | | |
| - Interim dividend | 4.0c | nil | |
| - Final dividend | 4.0c | nil | |

| **Net tangible assets** | **December 2005** | **December 2004** |
|---|---|---|
| Net tangible assets per security | $ 0.59 | $ 0.63 |

For further explanation of the above figures please refer to the Directors' report, media release, management discussion and analysis and market presentations. Other financial information required by the Appendix 4E is contained in the financial statements.

# aristocrat


ARISTOCRAT

financial statements for the year ended 31 December 2005

Aristocrat Leisure Limited ABN 44 002 818 368

# Financial statements
**for the year ended 31 December 2005**

# Contents

# Income statements

**for the year ended 31 December 2005**

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| Revenue from operating activities | 5 | **1,296,323** | 1,132,854 | **-** | - |
| Cost of revenue from operating activities | | **(616,403)** | (578,477) | **-** | - |
| **Gross profit** | | **679,920** | 554,377 | **-** | - |
| Other income | 5 | **20,712** | 9,438 | **101,974** | 103,892 |
| Research and development costs | | **(65,776)** | (59,031) | **-** | - |
| Sales and marketing costs | | **(129,935)** | (119,309) | **-** | - |
| General and administration costs | | **(129,738)** | (107,425) | **(1,155)** | (2,819) |
| Realised exchange differences arising from the partial settlement of a long term loan which formed part of the net investment in a foreign operation | 34(4)(j) | **-** | (40,669) | **-** | - |
| Finance costs | | **(11,236)** | (11,923) | **(9,805)** | (10,542) |
| **Profit from ordinary activities before income tax expense** | | **363,947** | 225,458 | **91,014** | 90,531 |
| Income tax credit / (expense) | 6 | **(119,626)** | (83,286) | **(136)** | 463 |
| **Net profit attributable to members of Aristocrat Leisure Limited** | | **244,321** | 142,172 | **90,878** | 90,994 |

| **Earnings per share for profit attributable to the ordinary equity holders of the Company** | | **Cents** | Cents |
|---|---|---|---|
| Basic earnings per share | 31 | **51.4** | 29.9 |
| Diluted earnings per share | 31 | **51.1** | 29.2 |

The above income statements should be read in conjunction with the accompanying notes.

# Balance sheets

**as at 31 December 2005**

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | 8 | **359,532** | 285,973 | **10** | 3,489 |
| Receivables | 9 | **285,056** | 226,148 | **78,514** | 47,563 |
| Inventories | 10 | **82,398** | 69,206 | **-** | - |
| Financial assets | 11 | **7,558** | 6,956 | **-** | - |
| Other assets | 12 | **2,164** | 1,603 | **-** | - |
| Tax assets | | **1,790** | 1,190 | **-** | - |
| **Total current assets** | | **738,498** | 591,076 | **78,524** | 51,052 |
| **NON-CURRENT ASSETS** | | | | | |
| Receivables | 9 | **61,253** | 51,370 | **335,232** | 456,376 |
| Financial assets | 11 | **12,187** | 12,509 | **13,190** | 6,692 |
| Property, plant and equipment | 13 | **116,455** | 117,462 | **-** | - |
| Deferred tax assets | 14 | **62,844** | 63,342 | **1,728** | 30,149 |
| Intangible assets | 15 | **76,183** | 72,636 | **-** | - |
| **Total non-current assets** | | **328,922** | 317,319 | **350,150** | 493,217 |
| **Total assets** | | **1,067,420** | 908,395 | **428,674** | 544,269 |
| **CURRENT LIABILITIES** | | | | | |
| Payables | 16 | **322,527** | 188,323 | **735** | 693 |
| Interest bearing liabilities | 17 | **175,808** | 166,383 | **175,808** | 166,283 |
| Current tax liabilities | | **88,886** | 59,765 | **64,510** | 33,204 |
| Provisions | 18 | **27,912** | 22,179 | **-** | - |
| Other liabilities | 19 | **31,767** | 36,783 | **-** | - |
| **Total current liabilities** | | **646,900** | 473,433 | **241,053** | 200,180 |
| **NON-CURRENT LIABILITIES** | | | | | |
| Provisions | 18 | **18,292** | 19,401 | **-** | - |
| Other liabilities | 19 | **50,671** | 41,073 | **-** | - |
| **Total non-current liabilities** | | **68,963** | 60,474 | **-** | - |
| **Total liabilities** | | **715,863** | 533,907 | **241,053** | 200,180 |
| **Net assets** | | **351,557** | 374,488 | **187,621** | 344,089 |
| **EQUITY** | | | | | |
| Contributed equity | 20 | **88,240** | 282,449 | **88,240** | 282,449 |
| Reserves | 21 | **(41,928)** | (34,391) | **20,627** | 6,287 |
| Retained earnings | 21 | **305,245** | 126,430 | **78,754** | 55,353 |
| **Total equity** | | **351,557** | 374,488 | **187,621** | 344,089 |

The above balance sheets should be read in conjunction with the accompanying notes.

# Statements of changes in equity

**for the year ended 31 December 2005**

| | | Attributable to equity holders of the parent | | | | | |
|---|---|---|---|---|---|---|---|
| | Notes | Contributed equity $'000 | Share-based payments reserves $'000 | Foreign currency translation reserve $'000 | Capital profits reserve $'000 | Retained earnings $'000 | Total $'000 |
| **Consolidated** | | | | | | | |
| **At 1 January 2004** | | 267,705 | 150 | (70,198) | 107 | 17,468 | 215,232 |
| Currency translation differences | | - | - | 966 | - | - | 966 |
| Profit for the year | | - | - | - | - | 142,172 | 142,172 |
| Realised exchange differences on net investment in a self-sustaining subsidiary (net of tax) | 21(a)(ii) | - | - | 28,447 | - | - | 28,447 |
| Issues of ordinary shares during the year: | | | | | | | |
| Exercise of options under the Employee Share Option Plan | 20 | 9,438 | - | - | - | - | 9,438 |
| Underwriting of the 2003 final dividend | 20 | 10,461 | - | - | - | - | 10,461 |
| For no consideration: | | | | | | | |
| Dividend Reinvestment Plan | 20 | 3,650 | - | - | - | - | 3,650 |
| General Employee Share Plan | 20 | 1,906 | - | - | - | - | 1,906 |
| Shares bought back on-market and cancelled (including transaction costs) | 20 | (10,711) | - | - | - | - | (10,711) |
| Cost of share-based payments | | - | 6,137 | - | - | - | 6,137 |
| Equity dividends | 7 | - | - | - | - | (33,210) | (33,210) |
| **At 31 December 2004** | | 282,449 | 6,287 | (40,785) | 107 | 126,430 | 374,488 |
| Adjustment on adoption of AASB 132 and AASB 139 (net of tax) | | - | - | (1,980) | - | 1,249 | (731) |
| Currency translation differences | | - | - | (2,762) | - | - | (2,762) |
| Profit for the year | | - | - | - | - | 244,321 | 244,321 |
| Issues of ordinary shares during the year: | | | | | | | |
| Exercise of options under the Employee Share Option Plan | 20 | 12,461 | - | - | - | - | 12,461 |
| For no consideration: | | | | | | | |
| General Employee Share Plan | 20 | 1,213 | - | - | - | - | 1,213 |
| Shares bought back on-market and cancelled (including transaction costs) | 20 | (102,393) | - | - | - | - | (102,393) |
| Capital reduction (including transaction costs) | 20 | (100,399) | - | - | - | - | (100,399) |
| Transfer to share-based reserve | 20 | (5,091) | | - | - | - | (5,091) |
| Net movement in share-based equity reserve | 21(a)(iii) | - | 16,782 | - | - | - | 16,782 |
| Net movement in share trust reserve | 21(a)(iv) | - | (19,470) | - | - | - | (19,470) |
| Other | | - | - | - | - | (116) | (116) |
| Transfer of reserves to retained earnings | 21(a)(i) | - | - | - | (107) | 107 | - |
| Equity dividends | 7 | - | - | - | - | (66,746) | (66,746) |
| **At 31 December 2005** | | 88,240 | 3,599 | (45,527) | - | 305,245 | 351,557 |

The above statement of changes in equity should be read in conjunction with the accompanying notes.

# Statements of changes in equity

**for the year ended 31 December 2005**

| | Notes | Contributed equity $'000 | Share-based payments reserves $'000 | Retained earnings $'000 | Total equity $'000 |
|---|---|---|---|---|---|
| **Parent entity** | | | | | |
| **At 1 January 2004** | | 267,705 | 150 | (2,431) | 265,424 |
| Profit for the year | | - | - | 90,994 | 90,994 |
| Issues of ordinary shares during the year: | | | | | |
| Exercise of options under the Employee Share Option Plan | 20 | 9,438 | - | - | 9,438 |
| Underwriting of the 2003 final dividend | 20 | 10,461 | - | - | 10,461 |
| For no consideration: | | | | | |
| Dividend Reinvestment Plan | 20 | 3,650 | - | - | 3,650 |
| General Employee Share Plan | 20 | 1,906 | - | - | 1,906 |
| Shares bought back on-market and cancelled (including transaction costs) | 20 | (10,711) | - | - | (10,711) |
| Cost of share-based payments | 21(a)(iii) | - | 6,137 | - | 6,137 |
| Equity dividends | 7 | - | - | (33,210) | (33,210) |
| **At 31 December 2004** | | 282,449 | 6,287 | 55,353 | 344,089 |
| Adjustment on adoption of AASB 132 and AASB 139 (net of tax) | | - | - | (731) | (731) |
| Profit for the year | | - | - | 90,878 | 90,878 |
| Issues of ordinary shares during the year: | | | | | |
| Exercise of options under the Employee Share Option Plan | 20 | 12,461 | - | - | 12,461 |
| For no consideration: | | | | | |
| General Employee Share Plan | 20 | 1,213 | - | - | 1,213 |
| Shares bought back on-market and cancelled (including transaction costs) | 20 | (102,393) | - | - | (102,393) |
| Capital reduction (including transaction costs) | 20 | (100,399) | - | - | (100,399) |
| Transfer to share-based reserve | 20 | (5,091) | - | - | (5,091) |
| Net movement in share-based equity reserve | 21(a)(iii) | - | 14,340 | - | 14,340 |
| Equity dividends | 7 | - | - | (66,746) | (66,746) |
| **At 31 December 2005** | | 88,240 | 20,627 | 78,754 | 187,621 |

The above statement of changes in equity should be read in conjunction with the accompanying notes.

## Statements of cash flows

**for the year ended 31 December 2005**

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Receipts from customers (inclusive of goods and services tax) | | 1,345,022 | 1,239,990 | - | - |
| Payments to suppliers and employees (inclusive of goods and services tax) | | (893,627) | (936,446) | - | (912) |
| | | 451,395 | 303,544 | - | (912) |
| Other income | | 1,133 | 1,463 | 7 | - |
| Interest received | | 16,807 | 7,368 | 9,676 | 6,830 |
| Finance costs | | (10,241) | (9,997) | (8,562) | (8,797) |
| Income taxes paid | | (65,941) | (52,340) | - | (306) |
| **Net cash inflow / (outflow) from operating activities** | 32 | 393,153 | 250,038 | 1,121 | (3,185) |
| **Cash flows from investing activities** | | | | | |
| Payments for property, plant and equipment | | (35,514) | (49,957) | - | - |
| Payments for patents, trademarks and computer software | | (3,293) | (258) | - | - |
| Loans from related parties | | - | - | 249,773 | 26,959 |
| Proceeds from sale of property, plant and equipment | | 1,886 | 2,806 | - | - |
| **Net cash inflow / (outflow) from investing activities** | | (36,921) | (47,409) | 249,773 | 26,959 |
| **Cash flows from financing activities** | | | | | |
| Proceeds from issue of shares | 20(b) | - | 10,461 | - | 10,461 |
| Proceeds from exercise of options under the Employee Share Option Plan | 27(d) | 15,211 | 9,438 | 15,211 | 9,438 |
| Shares purchased by trust | | (25,991) | - | - | - |
| Payment for shares bought back | | (102,393) | (10,705) | (102,393) | (10,705) |
| Payments for capital return | | (100,445) | - | (100,445) | - |
| Repayment of borrowings | | (100) | (21,642) | - | - |
| Proceeds from borrowings | | - | 21,642 | - | - |
| Repayment of lease liabilities | | - | (1,453) | - | - |
| Dividends paid | 7 | (66,746) | (29,560) | (66,746) | (29,560) |
| **Net cash (outflow) from financing activities** | | (280,464) | (21,819) | (254,373) | (20,366) |
| **Net increase in cash and cash equivalents held** | | 75,768 | 180,810 | (3,479) | 3,408 |
| Cash and cash equivalents at the beginning of the financial year | | 285,973 | 103,993 | 3,489 | 81 |
| Effects of exchange rate changes on cash and cash equivalents | | (2,209) | 1,170 | - | - |
| **Cash and cash equivalents at the end of the financial year** | 8 | 359,532 | 285,973 | 10 | 3,489 |
| Financing arrangements | 17 | | | | |

The above statements of cash flows should be read in conjunction with the accompanying notes.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Aristocrat Leisure Limited as an individual entity and the consolidated entity consisting of Aristocrat Leisure Limited and its subsidiaries.

**(a) Basis of preparation**

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

*Compliance with IFRS*

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRS ensures that the consolidated financial statements and notes of Aristocrat Leisure Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure.*

*Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards*

These financial statements are the first Aristocrat Leisure Limited financial statements to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Aristocrat Leisure Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Aristocrat Leisure Limited 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in Note 34.

*Early adoption of standard*

The Group has elected to apply AASB 119 *Employee Benefits* (issued in December 2004) to the reporting periods beginning 1 January 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*.

*Historical cost convention*

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and for property, plant and equipment which have been measured at deemed cost.

*Critical accounting estimates*

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

**(b) Principles of consolidation**

*(i) Historical cost convention*

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Aristocrat Leisure Limited ("Company' or 'parent entity') as at 31 December 2005 and the results of all subsidiaries for the year then ended. Aristocrat Leisure Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

### (b) Principles of consolidation (continued)

*(i) Historical cost convention (continued)*

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Refer to Note 1(i).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

*(ii) Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

### (c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

### (d) Foreign currency translation

*(i) Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Aristocrat Leisure Limited's functional and presentation currency.

# Notes to the financial statements

for the year ended 31 December 2005

## Note 1. Summary of significant accounting policies (continued)

### (d) Foreign currency translation (continued)

*(ii) Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

*(iii) Group companies*

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

### (e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, settlement discounts and duties and taxes paid. Revenue is recognised for the major business activities as follows:

*(i) Revenue from the sale of goods*

*Platform / machine sales*

Revenue is recognised when goods have been despatched to a customer pursuant to a sales order, the associated risks have passed to the customer, and it is probable that future economic benefits will flow to the Group.

*Value Added Customer Agreements*

Revenue arising from *Value Added Customer Agreements* (VACA) where gaming machines, games, conversions and other incidental items are licensed to customers for extended periods, is recognised on delivery in the case of gaming machines and games, and for other items including conversions, only as the long term goods or services are delivered. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

*Value Added Service Agreements*

Revenue arising from *Value Added Service Agreements* (VASA) where gaming machines and games are licensed to customers for extended periods and a service fee is payable over the term of the contract for warranty conversions to ensure product performance on or at above the agreed level, is recognised on delivery in the case of gaming machines and games, and over the term of the contract on a straight line basis for the service fee provided for warranty conversions. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

### (e) Revenue recognition (continued)

*(i) Revenue from the sale of goods (continued)*

*Long-term contracts*
Revenue on long-term contracts for systems and similar installations is recognised progressively over the period of individual contracts, wherever a reliable estimate can be made, using the percentage of completion method. Where a reliable estimate cannot be made, revenue is recognised to the extent of costs incurred, where it is probable that the costs will be recovered.

*(ii) Revenue from gaming operations and services*

*Participation revenue*
Participation revenue is where the consolidated entity's owned machines are placed directly by the consolidated entity or indirectly through a licensed operator in venues in return for a fee per day which can either be fixed or performance based. The amount of revenue recognised is calculated by either i) multiplying a daily fee by the total number of days the machine has been operating on the venue floor in the reporting period or ii) an agreed fee based upon a percentage of turnover of participating machines.

*Rental*
Rental income from operating leases is recognised on a straight line basis over the term of the operating lease contract.

*Service revenue*
Service revenue is recognised as work is performed, other than for service agreements, where revenue is recognised evenly over the period of the service agreement.

*Revenue in advance*
Revenue derived from prepaid service contracts is apportioned on a pro-rata basis over the life of each respective agreement. Amounts received at balance date in respect of future periods are treated as revenue in advance and are included in current liabilities.

### (f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted for changes in deferred tax assets and liabilities, current income tax of prior years, unused tax losses and unused tax credits. Deferred tax assets and liabilities are attributable to temporary differences which arise when there is a difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or loss or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses and unused tax credits only if it is probable that future taxable amounts will be available to utilise those temporary differences, losses and tax credits.

Current and deferred tax balances attributable to amounts recognised directly in equity are recognised directly in equity.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

**(g) Tax consolidation legislation**

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 January 2004.

The head entity, Aristocrat Leisure Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured by applying a group allocation approach, which uses a combination between the 'stand alone tax payer' and 'separate tax payer within a group' approach as described in UIG1052 *Tax Consolidation Accounting*.

In addition to its own current and deferred tax amounts, Aristocrat Leisure Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreement with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group. Details about the tax funding agreement are disclosed in Note 6.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

**(h) Leases**

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

**(i) Acquisitions of assets**

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(t)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Group's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

**(j) Impairment of assets**

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

**(k) Cash and cash equivalents**

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Any bank overdrafts will be shown within borrowings in current liabilities on the balance sheet.

## Note 1. Summary of significant accounting policies (continued)

**(l) Receivables**

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. The collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

**(m) Inventories**

*(i) Raw materials and stores, work in progress and finished goods*

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value using principally standard costs. Standard cost for work in progress and finished goods includes direct materials, direct labour and an appropriate proportion of fixed and variable production overheads. Standards are reviewed on a regular basis.

*(ii) Contract work in progress*

Contract work in progress is stated at cost less progress billings. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the consolidated entity's contract operations. Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings.

**(n) Intellectual property rights**

A controlled entity has entered into an agreement to purchase intellectual property rights in the form of licence tags to certain technology relating to cashless gaming systems in the United States of America. These rights are capitalised and subsequently expensed as and when the licence tags are consumed.

**(o) Non-current assets held for sale**

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

**(p) Investments and other financial assets**

**From 1 January 2004 to 31 December 2004**

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 January 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the financial statements for the year ended 31 December 2004.

**Adjustments on transition date: 1 January 2005**

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 is that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below to Note 1(p)(iv)). At the date of transition (1 January 2005) changes to carrying amounts are taken to retained earnings or reserves.

**From 1 January 2005**

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

### (p) Investments and other financial assets (continued)

**From 1 January 2005 (continued)**

*(i) Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

*(ii) Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

*(iii) Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

*(iv) Available-for-sale financial assets*

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes the fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

**(q) Derivatives**

**From 1 January 2004 to 31 December 2004**

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the financial statements for the year ended 31 December 2004.

**Adjustments on transition date: 1 January 2005**

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 is that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity hedging reserve (refer to Note 1(q)(ii)). At the date of transition (1 January 2005) there were no changes in the carrying amounts of derivatives to be taken to retained earnings or reserves.

**From 1 January 2005**

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

*(i) Fair value hedges*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

*(ii) Cash flow hedges*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

*(iii) Derivatives that do not qualify for hedge accounting*

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

**(r) Fair value estimation**

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement and for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

**(s) Property, plant and equipment**

All property, plant and equipment is stated at deemed cost less depreciation. Deemed cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost, net of their residual values, over their estimated remaining useful lives, as follows:

| | |
|---|---|
| - Buildings | 40 years |
| - Leasehold improvements | 2 - 10 years |
| - Plant and equipment | 2 - 10 years |

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (refer to Note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

**(t) Intangible assets**

*(i) Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each region of operation by each primary reporting segment. Refer to Note 15.

# Notes to the financial statements
for the year ended 31 December 2005

## Note 1. Summary of significant accounting policies (continued)

### (t) Intangible assets (continued)

*(ii) Trademarks and licences*
Trademarks and licences have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of trademarks and licences over their estimated useful lives, which vary from 3 to 12 years.

*(iii) Research and development*
Research expenditure is expensed as incurred.

An intangible asset arising from development expenditure is only recognised when all of the recognition criteria can be demonstrated. The recognition criteria for the development activity are:
- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

As at balance date, there are no capitalised development costs.

Other development costs are recognised in the income statement as incurred.

### (u) Payables
Trade and other creditors represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 - 120 days of recognition.

Payables include employee benefits. Refer to Note 1(y).

### (v) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

### (w) Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

**(x) Provisions**

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

*(i) Progressive jackpot liabilities*

In certain jurisdictions in the United States, the consolidated entity is liable for progressive jackpots, which are paid as an initial amount followed by either an annuity paid out over 19 or 20 years after winning or a lump sum amount equal to the present value of the progressive component. Base jackpots are charged to cost of sales with the level of play expected based on statistical analysis. The progressive component increases at a rate based on the number of coins played. The possibility exists that a winning combination may be hit before the consolidated entity has fully accrued the base component amount at which time any unaccrued portion is expensed.

*(ii) Warranties*

Provision is made for the estimated liability on all products still under warranty at balance date. The amount of the provision is the estimated cash flows expected to be required to settle the warranty obligations, having regard to the service warranty experience and the risks of the warranty obligations. The provision is not discounted to its present value as the effect of discounting is not material.

*(iii) Make good*

Provision is made for the estimated liability on all leases still held at balance date. The amount of the provision is the estimated discounted cash flows expected to be required to satisfy the make good clauses in the lease contracts.

**(y) Employee benefits - payable**

*(i) Wages and salaries, annual leave and sick leave*

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the balance sheet date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

*(ii) Retirement benefit obligations*

The controlled entities in Australia contribute a minimum of 9% of employees' base salary to Australian based approved defined contribution funds. Contributions are recognised as an expense when they become payable.

*(iii) Share-based payments*

Share-based compensation benefits are provided to employees via the Employee Share Option Plan, the Long Term Performance Option Plan, the Performance Share Plan and the General Employee Share Plan.

*Shares, options and rights granted before 7 November 2002 and/or vested before 1 January 2005*

No expense is recognised in respect of these options or rights. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

*Shares, options and rights granted after 7 November 2002 and vested after 1 January 2005*

The fair value of options and rights granted under the Employee Share Option Plan, the Long Term Performance Option Plan and the Performance Share Plan is recognised as an employee benefit expense with a corresponding increase in reserves. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options and rights.

The fair value of options at grant date is independently determined using a modified version of the Merton Reiner Rubinstein Barrier Option model. The model has been modified to deal with options where a total shareholder return hurdle barrier is applicable. The model takes into account the exercise price, the expected life of the option, the non-tradeable nature of the option, the share price at grant date, the vesting criteria, expected price volatility of the underlying share and the expected dividend yield and the risk-free interest rate for the term of the option.

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

**(y) Employee benefits - payable (continued)**

*(iii) Share-based payments (continued)*

The fair value of share rights at grant date is independently determined using either a Monte-Carlo Simulation-based Pricing model or a Black-Scholes model that takes into account the share price at grant date, estimated expected future volatility, the risk-free rate, the expected dividend yield, the term of the share right and the vesting and performance criteria.

Upon the exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital only if the shares are a new issue from contributed equity.

The market value of shares issued to employees for no cash consideration under the General Employee Share Plan is recognised as an employee benefits expense with a corresponding increase in reserves.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

*(iv) Bonus plans*

A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:
- there are formal terms in the plan for determining the amount of the benefits;
- the amounts to be paid are determined before the time of completion of the financial statements; or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

*(v) Employee benefit on-costs*

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

*(vi) Termination benefits*

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors. Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled.

**(z) Employee benefits - provision**

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the balance sheet date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the balance sheet date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

**(aa) Contributed equity**

Ordinary shares are classified as contributed equity.

Incremental costs directly attributable to the issue of new shares or options are shown in contributed equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

**(ab) Dividends**

Provision is made for the amount of any dividend declared on or before the end of the period but not distributed at balance date.

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 1. Summary of significant accounting policies (continued)

**(ac) Earnings per share**

*(i) Basic earnings per share*

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

*(ii) Diluted earnings per share*

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

**(ad) Financial instrument transaction costs**

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were disclosed as deferred expenditure in current and non-current assets in the financial statements. Under AIFRS such costs are included in the carrying amount of the interest bearing loan in current liabilities. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group is disclosed in Note 34(5)(ii).

**(ae) AASB Accounting Standards issued but not yet effective**

The following accounting standards have been issued by AASB but have not been adopted by the Group as they are not effective until after annual reporting periods beginning on or after 1 January 2006 or 1 January 2007:

Accounting Standard AASB 2005-1 *Amendments to Australian Accounting Standard* - effective on or after 1 January 2006. The objective of AASB 2005-1 is to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. Further, the amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with the hedge accounting rules in AASB 139*Financial Instruments: Recognition and Measurement* must be reclassified into profit or loss in the same period or periods during which the foreign currency risk of the hedged transaction affects consolidated profit or loss.

Accounting Standard AASB 2005-4 *Amendments to Australian Accounting Standard - (AASB 139, AASB 132, AASB 1, AASB 1023 and AASB 1038)* - effective on or after 1 January 2006. The objective of the standard is to amend AASB 139 which necessitates consequential amendments to the other listed standards. The amendment in AASB 139 restricts the designation of financial assets and financial liabilities as "at fair value through profit or loss" such that designation is only where permitted under contracts that contain embedded derivatives or when doing so results in more relevant information because of certain conditions.

Accounting Standard AASB 2005-10 *Amendments to Australian Accounting Standard - (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)* - effective on or after 1 January 2007. The objective of the standard is to amend disclosure requirements to AASB 132 which necessitates consequential amendments to the other listed standards. The amendment in AASB 132 is in line with the issuance of AASB 7.

Accounting Standard AASB 7 *Financial Instruments: Disclosures* - effective on or after 1 January 2007. The objective of AASB 7 is to combine and enhance the disclosure requirements in relation to the risk exposures arising from financial instruments used by the consolidated entity.

The consolidated entity will adopt these standards from 1 January 2006. At the date of this report the Group is unable to reasonably estimate the impact of the adoption of these Standards.

**(af) Rounding of amounts**

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks, these include: operational control, foreign exchange, interest rate, liquidity and credit risk.

The Group's overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures when necessary.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

**(a) Operational control risk**

Operational control risk refers to the risk to which the Group is exposed as a result of treasury activities, including mismanagement, error, negligence, fraud or unauthorised actions.

This risk is controlled through the Group Treasury policy. Guidelines have been established within which Group Treasury operates and covers how resources should be allocated and delegated.

**(b) Foreign exchange risk**

Foreign exchange risk is the risk of loss arising from an unfavourable move in market exchange rates. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures principally to the US dollar and Japanese yen.

External foreign exchange contracts are designated at the Group level as hedges of foreign exchange risk on specific foreign currency denominated transactions.

Unrealised gains or losses on outstanding foreign exchange contracts are taken to the Group's income statement on a monthly basis.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement.

**(c) Interest rate risk**

Interest rate risk is the risk of loss arising from increased interest rates that affect the borrowing costs of the Group. The Group's interest rate risk mainly arise from borrowings under the Group's bank debt facility. At balance sheet date there were no borrowings under this facility. The Group also has borrowings issued at a fixed rate (convertible subordinated bonds). These fixed rate borrowings expose the Group to fair value interest rate risk.

The Group has the ability to manage floating interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

Given that there was no bank debt drawn at balance sheet date, there was no requirement to transact interest rate swaps.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 2. Financial risk management (continued)

**(d) Liquidity risk**

Liquidity risk is the financial risk from a possible loss of liquidity. For the Group, this might result from a mismatch of cashflow and debt repayments through forecasting errors or creditor / debtor timing differences.

Prudent liquidity risk management requires maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions.

At balance sheet date the board of directors determined that there was sufficient cash and committed credit lines available to meet the future requirements of the Group.

**(e) Credit risk**

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that the sales of products and services are made to customers with an appropriate credit history.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

## Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

**Critical accounting estimates and assumptions**

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are in relation to impairment of goodwill.

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(t). The recoverable amounts of cash generating units have been determined based on value-in-use calculations and fair-value less cost to sell. These calculations require the use of assumptions. Refer to Note 15 for details of these assumptions and the potential impact of changes to the assumptions.

# Notes to the financial statements
for the year ended 31 December 2005

## Note 4. Segment information

**Primary reporting - geographical segments**

| 2005 | Australia $'000 | North America $'000 | South America $'000 | Japan $'000 | New Zealand $'000 | Other $'000 | Total continuing operations $'000 | Inter-segment eliminations / unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | |
| Sales to external customers | 270,305 | 496,108 | 13,532 | 373,699 | 36,995 | 105,684 | 1,296,323 | - | 1,296,323 |
| Inter-segment sales | 134,260 | - | - | - | - | - | 134,260 | (134,260) | - |
| Total sales revenue | 404,565 | 496,108 | 13,532 | 373,699 | 36,995 | 105,684 | 1,430,583 | (134,260) | 1,296,323 |
| Other income (excluding interest) | 752 | 2,782 | - | 9 | 270 | 92 | 3,905 | - | 3,905 |
| Total segment revenue / income (excluding interest) | 405,317 | 498,890 | 13,532 | 373,708 | 37,265 | 105,776 | 1,434,488 | (134,260) | 1,300,228 |
| Interest income | | | | | | | | | 16,807 |
| Total consolidated revenue | | | | | | | | | 1,317,035 |
| **Result** | | | | | | | | | |
| Segment result | 247,321 | 24,036 | 4,709 | 58,925 | 1,136 | 21,744 | 357,871 | 505 | 358,376 |
| Net interest income / (expense) | | | | | | | | | 5,571 |
| Profit before income tax expense | | | | | | | | | 363,947 |
| Income tax expense | | | | | | | | | (119,626) |
| Net profit after tax | | | | | | | | | 244,321 |
| Segment contribution profit / (loss) | 106,813 | 182,293 | 4,913 | 87,958 | 14,981 | 31,703 | 428,661 | (70,285) | 358,376 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 4. Segment information (continued)

**Primary reporting - geographical segments (continued)**

| 2005 | Australia $'000 | North America $'000 | South America $'000 | Japan $'000 | New Zealand $'000 | Other $'000 | Total continuing operations $'000 | Inter-segment eliminations / unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **Assets and liabilities** | | | | | | | | | |
| Segment assets | 698,725 | 79,715 | 23,623 | 264,953 | 5,821 | 20,184 | 1,093,021 | (90,235) | 1,002,786 |
| Unallocated assets | | | | | | | | | 64,634 |
| Total assets | | | | | | | | | 1,067,420 |
| Segment liabilities | 154,930 | 96,017 | 10,404 | 180,134 | 2,440 | 7,403 | 451,328 | (159) | 451,169 |
| Unallocated liabilities | | | | | | | | | 264,694 |
| Total liabilities | | | | | | | | | 715,863 |
| **Other segment information** | | | | | | | | | |
| Acquisition of property, plant and equipment, intangibles and other non-current segment assets | 11,566 | 23,386 | - | 2,179 | 554 | 1,088 | 38,773 | (452) | 38,321 |
| Depreciation and amortisation expense | 12,466 | 24,391 | 517 | 1,565 | 163 | 633 | 39,735 | - | 39,735 |
| Other non-cash expenses | 12,189 | 4,597 | (121) | 464 | 156 | (66) | 17,219 | - | 17,219 |

# Notes to the financial statements
for the year ended 31 December 2005

## Note 4. Segment information (continued)

**Primary reporting - geographical segments (continued)**

| 2004 | Australia $'000 | North America $'000 | South America $'000 | Japan $'000 | New Zealand $'000 | Other $'000 | Total continuing operations $'000 | Inter-segment eliminations / unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | |
| Sales to external customers | 282,598 | 367,572 | 20,429 | 336,756 | 28,798 | 96,701 | 1,132,854 | - | 1,132,854 |
| Inter-segment sales | 140,013 | - | - | - | - | - | 140,013 | (140,013) | - |
| Total sales revenue | 422,611 | 367,572 | 20,429 | 336,756 | 28,798 | 96,701 | 1,272,867 | (140,013) | 1,132,854 |
| Other income (excluding interest) | 1,184 | 704 | - | 7 | 1 | 174 | 2,070 | - | 2,070 |
| Total segment revenue / income (excluding interest) | 423,795 | 368,276 | 20,429 | 336,763 | 28,799 | 96,875 | 1,274,937 | (140,013) | 1,134,924 |
| Interest income | | | | | | | | | 7,368 |
| Total consolidated revenue | | | | | | | | | 1,142,292 |
| **Result** | | | | | | | | | |
| Segment result | 159,027 | 10,209 | 3,424 | 48,956 | 1,114 | 13,346 | 236,076 | (6,063) | 230,013 |
| Net interest (expense) / income | | | | | | | | | (4,555) |
| Profit before income tax expense | | | | | | | | | 225,458 |
| Income tax expense | | | | | | | | | (83,286) |
| Net profit after tax | | | | | | | | | 142,172 |
| Segment contribution profit / (loss) | 96,655 | 102,253 | 13,373 | 75,883 | 10,911 | 20,797 | 319,872 | (89,859) | 230,013 |

# Notes to the financial statements

for the year ended 31 December 2005

## Note 4. Segment information (continued)

**Primary reporting - geographical segments (continued)**

| 2004 | Australia $'000 | North America $'000 | South America $'000 | Japan $'000 | New Zealand $'000 | Other $'000 | Total continuing operations $'000 | Inter-segment eliminations / unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|---|---|---|
| **Assets and liabilities** | | | | | | | | | |
| Segment assets | 703,332 | 64,486 | 18,651 | 120,724 | 8,835 | 20,857 | 936,885 | (93,022) | 843,863 |
| Unallocated assets | | | | | | | | | 64,532 |
| Total assets | | | | | | | | | 908,395 |
| Segment liabilities | 129,301 | 80,315 | 10,758 | 77,694 | 2,208 | 7,959 | 308,235 | (476) | 307,759 |
| Unallocated liabilities | | | | | | | | | 226,148 |
| Total liabilities | | | | | | | | | 533,907 |
| **Other segment information** | | | | | | | | | |
| Acquisition of property, plant and equipment, intangibles and other non-current segment assets | 14,754 | 36,911 | 282 | 1,344 | 168 | 471 | 53,930 | (2,264) | 51,666 |
| Depreciation and amortisation expense | 14,864 | 19,068 | 853 | 436 | 224 | 456 | 35,901 | - | 35,901 |
| Other non-cash expenses | 6,172 | (1,530) | (276) | 11,379 | 140 | 1,608 | 17,493 | - | 17,493 |

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 4. Segment information (continued)

The activities of the entities in the consolidated entity are predominantly within a single business which is the development, manufacture, sale, distribution and service of gaming machines and systems.

**Notes to and forming part of the segment information**
**(a) Accounting policies**

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 1 and AASB 114 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes and interest bearing liabilities.

**(b) Inter-segment transfers**

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's-length' basis and are eliminated on consolidation.

Gross margins are measured as revenues less cost of goods sold, being labour and related on-costs as well as direct material costs, as a percentage of revenues.

**(c) Segment contribution profit / (loss)**

For each of the regions, segment contribution profit / (loss) represents segment results before charges for licence fees, R&D expenditure, corporate expenses, international service recharges, advanced pricing agreements and impairment of intangibles and other non-trading assets. The total amount of these items is included in the unallocated category.

**(d) Head office expenses**

Head office expenses are included in the segment result as they are allocated and charged out to each of the segments.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 5. Profit from ordinary activities

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **(a) Revenue from operating activities** | | | | | |
| Sale of goods | 1(e)(i) | **1,062,791** | 943,087 | **-** | - |
| Gaming operations and services | 1(e)(ii) | **233,532** | 189,767 | **-** | - |
| | | **1,296,323** | 1,132,854 | **-** | - |
| **(b) Other Income** | | | | | |
| Interest | | **16,807** | 7,368 | **9,676** | 6,830 |
| Dividends | | **-** | - | **90,000** | 92,000 |
| Foreign currency translation gains | 5(d) | **2,511** | 607 | **1,078** | 3,157 |
| Gain on disposal of property, plant and equipment | 5(e) | **261** | - | **-** | - |
| Other income | | **1,133** | 1,463 | **1,220** | 1,905 |
| Other income from ordinary activities | | **20,712** | 9,438 | **101,974** | 103,892 |
| **(c) Expenses** | | | | | |
| ***(i) Depreciation and amortisation*** | | | | | |
| Depreciation and amortisation of property, plant and equipment | | | | | |
| - Buildings | | **436** | 639 | **-** | - |
| - Leasehold improvements | | **1,267** | 1,701 | **-** | - |
| - Plant and equipment | | **35,088** | 29,009 | **-** | - |
| Total depreciation and amortisation of property, plant and equipment | 13 | **36,791** | 31,349 | **-** | - |
| Amortisation of intangibles | | | | | |
| - Computer software | | **2,815** | 3,778 | **-** | - |
| - Copyrights, patents, trademarks and licensing rights | | **129** | 774 | **-** | - |
| Total amortisation of intangibles | 15 | **2,944** | 4,552 | **-** | - |
| Total depreciation and amortisation | 32 | **39,735** | 35,901 | **-** | - |
| ***(ii) Employee benefits expense*** | | | | | |
| Salaries and wages | | **192,586** | 173,415 | **-** | - |
| Superannuation costs | | **8,144** | 7,858 | **-** | - |
| Post-employment benefits other than superannuation | | **2,900** | 6,397 | **-** | - |
| Expense of share-based payments | 27 | **7,712** | 8,042 | **1,213** | 1,905 |
| Employee benefits expense | | **211,342** | 195,712 | **1,213** | 1,905 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 5. Profit from ordinary activities (continued)

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **(c) Expenses (continued)** | | | | | |
| ***(iii) Other significant items*** | | | | | |
| Other charges against assets | | | | | |
| - Bad and doubtful debts - trade debtors | 9 | **1,622** | (2,662) | - | - |
| - Write down of inventories to net realisable value | | **6,588** | 16,568 | - | - |
| Redundancy costs | | **2,900** | 6,397 | - | - |
| Legal costs | | **28,938** | 16,735 | - | - |
| Rental expense relating to operating leases | | | | | |
| - Minimum lease payments | | **10,514** | 10,747 | - | - |
| Total rental expense relating to operating leases | | **10,514** | 10,747 | - | - |
| **(d) Net foreign exchange gain / (loss)** | | | | | |
| Foreign exchange gain | | **2,511** | 607 | **1,078** | 3,157 |
| Foreign exchange loss | | **(475)** | - | - | - |
| Realised exchange differences arising from the partial settlement of a long term loan which formed part of the net investment in a foreign operation | | - | (40,669) | - | - |
| Net foreign exchange gain / (loss) | | **2,036** | (40,062) | **1,078** | 3,157 |
| **(e) Net gain / (loss) on disposal of property, plant and equipment** | | | | | |
| Gain on disposal of property, plant and equipment | | **261** | - | - | - |
| Loss on disposal of property, plant and equipment | | **(191)** | (586) | - | - |
| Net gain / (loss) on disposal of property, plant and equipment | 32 | **70** | (586) | - | - |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 6. Income tax expense

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Major components of income tax expense for the years ended 31 December 2004 and 2005 are: | | | | |
| **(a) Income tax expense** | | | | |
| Current income tax | **120,746** | 77,012 | **(885)** | (8,406) |
| Deferred income tax | **498** | 5,584 | **844** | 7,993 |
| Adjustments in respect of current income tax of previous years | **(1,618)** | 690 | **177** | (50) |
| Income tax expense | **119,626** | 83,286 | **136** | (463) |
| Deferred income tax expense included in income tax expense comprises: | | | | |
| Decrease in deferred tax asset | **401** | 249 | **844** | 7,993 |
| Increase in deferred tax liabilities | **97** | 5,335 | **-** | - |
| Deferred income tax expense included in income tax expense | **498** | 5,584 | **844** | 7,993 |
| **(b) Reconciliation of income tax expense to prima facie tax payable** | | | | |
| Profit from ordinary activities before income tax expense | **363,947** | 225,458 | **91,014** | 90,531 |
| Tax at the Australian tax rate of 30% (2004: 30%) | **109,184** | 67,637 | **27,304** | 27,159 |
| Tax effect of amounts which are not deductible (taxable) in calculating taxable income: | | | | |
| Research and development | **(2,310)** | (2,398) | **-** | - |
| Share-based payments | **2,085** | 1,841 | **-** | 572 |
| Non taxable dividends | **-** | - | **(27,000)** | (27,600) |
| Other | **566** | 2,161 | **(340)** | (535) |
| | **109,525** | 69,241 | **(36)** | (404) |
| Difference in overseas tax rates | **10,763** | 8,342 | **-** | - |
| Adjustments in respect of current income tax of previous years | | | | |
| Current income tax | **(1,618)** | 690 | **177** | (50) |
| Deferred income tax | **956** | 5,013 | **(5)** | (9) |
| Income tax expense | **119,626** | 83,286 | **136** | (463) |
| Average effective tax rate | **32.87%** | 36.94% | **0.15%** | -0.51% |
| **(c) Amounts recognised directly in equity** | | | | |
| Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity | | | | |
| Current income tax - credited directly to equity | **9,009** | - | **45** | - |
| Aggregate current and deferred tax arising in the reporting period directly debited or credited to equity | **9,009** | - | **45** | - |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 6. Income tax expense (continued)

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$'000** | $'000 | **$'000** | $'000 |
| **(d) Capital tax losses** | | | | |
| Unused gross capital tax losses for which no deferred tax asset has been recognised | **530** | 530 | **530** | 530 |
| Potential tax benefit at 30% | **159** | 159 | **159** | 159 |

All unused capital tax losses were incurred by Australian entities.

**(e) Unrecognised temporary differences**

Under Australian tax law, the taxable profit made by a tax consolidated group in relation to an entity leaving the group depends on a range of factors, including the tax values and/or carrying values of assets and liabilities of the leaving entities, which vary in line with the transactions and events recognised in each entity. The taxable profit or loss ultimately made on any disposal of investments within the tax consolidated group will therefore depend upon when each entity leaves the tax consolidated group and the assets and liabilities that the leaving entity holds at that time.

The consolidated entity considers the effects of the entities entering or leaving the tax consolidated group to be a change of tax status that is only recognised when those events occur. As a result, temporary differences and deferred tax liability have not been measured or recognised in relation to investments within the tax consolidated group.

The deferred tax balances in relation to Aristocrat Leisure Limited's indirect overseas investments have not been recognised as the investments eliminate on accounting consolidation.

**(f) Tax consolidation legislation**

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(g).

On adoption of tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Aristocrat Leisure Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Aristocrat Leisure Limited for any current tax payable assumed and are compensated by Aristocrat Leisure Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Aristocrat Leisure Limited under the tax consolidation legislation. The funding amounts are determined by reference to the tax funding agreement which applies a group allocation approach, taking into account a combination between the 'stand alone tax payer' and a 'separate tax payer within a group'. There are no equity adjustments arising from the implementation of UIG1052 *Tax Consolidation Accounting*.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables (refer to Note 9).

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 7. Dividends

| | | Parent entity |
|---|---|---|
| | **2005** | 2004 |
| | **$'000** | $'000 |
| **Ordinary shares** | | |
| **Final dividends paid during the year:** | | |
| - 2004 - 4.0 cents, unfranked, per fully paid share paid on 23 March 2005 | **19,144** | - |
| - 2003 - 3.0 cents, 40% franked on tax paid at 30%, per fully paid share paid on 24 March 2004 | **-** | 14,112 |
| **Interim dividends paid during the year:** | | |
| - 2005 - 10.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 21 September 2005 | **47,602** | - |
| - 2004 - 4.0 cents, unfranked, per fully paid share paid on 22 September 2004 | **-** | 19,098 |
| Total dividends paid during the year | **66,746** | 33,210 |

| | | |
|---|---|---|
| Dividends paid were satisfied as follows: | | |
| Paid in cash | **66,746** | 29,560 |
| Satisfied by issue of shares under the Dividend Reinvestment Plan | **-** | 3,650 |
| | **66,746** | 33,210 |

**Dividends not recognised at year end**

| | | |
|---|---|---|
| Since the end of the year the directors have recommended the payment of a final dividend of 20.0 cents (2004 - 4.0 cents) per fully paid ordinary share, 100% franked (2004: unfranked). The aggregate amount of the proposed final dividend expected to be paid on 24 March 2006 out of retained profits at 31 December 2005, but not recognised as a liability at the end of the year is: | **93,821** | 19,084 |

**Franked dividends**

| | | Consolidated | | Parent entity |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Estimated franking credits expected to be available for subsequent financial years based on a tax rate of 30% (2004: 30%) | **-** | - | **84,218** | 38,790 |

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability,

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

**Dividend Reinvestment Plan**

The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will not operate in respect of the 2005 final dividend.

## Note 8. Cash and cash equivalents

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| Cash at bank and in hand | | **157,032** | 55,067 | **10** | 3,489 |
| Short-term deposits | | **202,500** | 230,906 | **-** | - |
| | 17 | **359,532** | 285,973 | **10** | 3,489 |

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and one month depending in the immediate cash requirements of the Group. Short-term deposits bear floating interest rates between 4.08% and 5.77% (2004: between 2.00% and 7.35%).

## Note 9. Receivables

| | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|
| **Current** | | | | |
| Trade receivables | **283,300** | 225,011 | **-** | - |
| Provision for doubtful debts | **(10,204)** | (9,927) | **-** | - |
| | **273,096** | 215,084 | **-** | - |
| Tax related amounts receivable from wholly-owned entities* | **-** | - | **78,514** | 45,793 |
| Other receivables | **11,960** | 11,064 | **-** | 1,770 |
| | **285,056** | 226,148 | **78,514** | 47,563 |

* Refer to Note 6 for details of tax sharing and compensation arrangements.

Current receivables are non-interest bearing and are generally on 30-day terms from the date of billing.

| | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|
| **Non-current** | | | | |
| Trade receivables | **58,723** | 47,905 | **-** | - |
| Receivable from other controlled entities** | **-** | - | **335,232** | 455,597 |
| Other receivables | **2,530** | 3,465 | **-** | 779 |
| | **61,253** | 51,370 | **335,232** | 456,376 |

**Refer to Note 30 for terms and conditions relating to receivables from other controlled entities.

**(a) Bad and doubtful trade receivables**

The Group has recognised a loss of $1,622,153 (2004: net gain of $2,662,480) in respect of bad and doubtful trade receivables during the year ended 31 December 2005. The loss has been included in 'sales and marketing costs' in the income statement.

**(b) Other receivables - current**

These include prepayments and other receivables incurred under normal terms and conditions and which do not earn interest.

**(c) Other receivables - non-current**

These include long term deposits and prepayments and other receivables incurred under normal terms and conditions and which do not earn interest.

## Note 10. Inventories

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Raw materials and stores - at cost | | **56,082** | 58,923 | - | - |
| Provision for obsolescence | | **(21,129)** | (23,553) | - | - |
| | | **34,953** | 35,370 | - | - |
| Work in progress | | **200** | 697 | - | - |
| Finished goods - at cost | | **47,423** | 25,333 | - | - |
| Provision for obsolescence | | **(7,618)** | (10,739) | - | - |
| | | **39,805** | 14,594 | - | - |
| Contract work in progress | | **878** | 965 | - | - |
| Inventory in transit - at cost | | **6,562** | 17,580 | - | - |
| | | **82,398** | 69,206 | - | - |
| **Non-current** | | | | | |
| Raw materials and stores - at cost | | - | 630 | - | - |
| Provision for obsolescence | | - | (630) | - | - |
| | | - | - | - | - |
| **Aggregate carrying amount of inventories** | | | | | |
| Current | | **82,398** | 69,206 | - | - |
| Non-current | | - | - | - | - |
| | | **82,398** | 69,206 | - | - |

**Inventory expense**

Inventories recognised as expense during the year ended 31 December 2005 amounted to $478,864,481 (2004: $446,988,076).

## Note 11. Financial assets

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Equity securities available for sale | | **6,085** | 5,566 | - | - |
| Debt securities held to maturity | | **1,473** | 1,390 | - | - |
| | 17 | **7,558** | 6,956 | - | - |
| **Non-current** | | | | | |
| Debt securities held to maturity | | **12,187** | 12,509 | - | - |
| Investment in unlisted controlled entities | | - | - | **13,190** | 6,692 |
| | 17 | **12,187** | 12,509 | **13,190** | 6,692 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 12. Other assets

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| Intellectual property rights | 1(n) | **2,164** | 1,603 | **-** | - |

## Note 13. Property, plant and equipment

| | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|
| **Land and buildings** | | | | |
| Land and buildings - at deemed cost | **42,408** | 41,324 | **-** | - |
| Leasehold improvements - at cost | **15,074** | 15,188 | **-** | - |
| Accumulated amortisation | **(7,817)** | (6,603) | **-** | - |
| | **7,257** | 8,585 | **-** | - |
| Total land and buildings | **49,665** | 49,909 | **-** | - |
| **Plant and equipment** | | | | |
| Plant and equipment owned - at cost | **160,673** | 137,614 | **-** | - |
| Accumulated depreciation | **(93,883)** | (70,061) | **-** | - |
| Total plant and equipment | **66,790** | 67,553 | **-** | - |
| | **116,455** | 117,462 | **-** | - |

**Reconciliations**

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

| | Land and buildings $'000 | Leasehold improvements $'000 | Plant and equipment $'000 | Leased plant and equipment $'000 | Total $'000 |
|---|---|---|---|---|---|
| **Consolidated** | | | | | |
| Carrying amount at 1 January 2004 | 42,744 | 9,903 | 50,519 | 1,462 | 104,628 |
| Additions | 21 | 713 | 47,340 | - | 48,074 |
| Disposals | (431) | (171) | (2,773) | (17) | (3,392) |
| Depreciation/amortisation | (639) | (1,701) | (28,896) | (113) | (31,349) |
| Foreign currency exchange differences | (371) | (159) | 31 | - | (499) |
| Transfers* | - | - | 1,332 | (1,332) | - |
| Carrying amount at 31 December 2004 | 41,324 | 8,585 | 67,553 | - | 117,462 |
| Additions | 930 | 399 | 34,515 | - | 35,844 |
| Disposals | - | - | (1,820) | - | (1,820) |
| Depreciation/amortisation | (436) | (1,267) | (35,088) | - | (36,791) |
| Foreign currency exchange differences | 590 | 301 | 1,630 | - | 2,521 |
| Transfers** | - | (761) | - | - | (761) |
| Carrying amount at 31 December 2005 | 42,408 | 7,257 | 66,790 | - | 116,455 |

* Transfers represent items of plant and equipment acquired under lease agreements that have been retained at the end of the lease period.

** Transfers in 2005 represents the lapsing of leasehold contracts and subsequent reversal of the associated asset (refer to Note 18).

## Note 14. Deferred tax assets

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **The balance comprises temporary differences attributable to:** | | | | | |
| *Amounts recognised in profit or loss* | | | | | |
| Accruals and other provisions | | **22,060** | 28,960 | **-** | 7,994 |
| Doubtful debts | | **2,277** | 2,041 | **-** | 79 |
| Deferred revenue | | **4,834** | 5,116 | **-** | - |
| Employee benefits | | **10,133** | 7,158 | **-** | 5,959 |
| Convertible bonds | | **178** | - | **178** | - |
| Property, plant, equipment and intangibles | | **1,713** | (3,817) | **-** | 4,392 |
| Prepayments | | **(481)** | (262) | **-** | - |
| Provision for stock obsolescence | | **7,930** | 9,851 | **-** | 4,321 |
| Overseas tax obligations | | **3,852** | 2,302 | **-** | - |
| Unrealised gains and losses | | **2,508** | 2,769 | **2,219** | 2,740 |
| Other | | **7,840** | 9,224 | **(669)** | 4,664 |
| | | **62,844** | 63,342 | **1,728** | 30,149 |
| **Movements** | | | | | |
| Opening balance at 1 January | | **63,342** | 68,926 | **30,149** | 10,565 |
| Credited (charged) to the income statement | 6 | **(498)** | (5,584) | **(844)** | (7,993) |
| Reallocation to related entities | | **-** | - | **(27,577)** | 27,577 |
| Closing balance at 31 December | | **62,844** | 63,342 | **1,728** | 30,149 |

Under previous AGAAP, the parent entity recognised deferred tax amounts relating to transactions, events and balances of the tax consolidated enitites as if those transactions, events and balances were its own.

Under AIFRS, the parent entity only recognises the current tax payable and deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group. The de-recognition of the deferred tax balances in Aristocrat Leisure Limited as at 1 January 2005 to the respective wholly-owned Australia controlled entities does not give rise to equity adjustments.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 15. Intangible assets

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Goodwill | **71,662** | 67,665 | - | - |
| Copyrights, patents, trademarks and licensing rights | **1,591** | 1,652 | - | - |
| Accumulated amortisation | **(946)** | (878) | - | - |
| | **645** | 774 | - | - |
| Computer software | **22,954** | 21,198 | - | - |
| Accumulated amortisation | **(19,078)** | (17,001) | - | - |
| | **3,876** | 4,197 | - | - |
| | **76,183** | 72,636 | - | - |

| | Goodwill | Copyrights, patents, trademarks and licensing rights | Computer software | Total |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| **Consolidated** | | | | |
| Carrying amount at 1 January 2004 | 70,640 | - | 5,749 | 76,389 |
| Additions | - | 1,548 | 2,336 | 3,884 |
| Disposals | - | - | (73) | (73) |
| Amortisation charge* | - | (774) | (3,778) | (4,552) |
| Foreign currency exchange differences | (2,975) | - | (37) | (3,012) |
| Carrying amount at 31 December 2004 | **67,665** | **774** | **4,197** | **72,636** |
| Additions | - | - | 2,477 | 2,477 |
| Disposals | - | - | (15) | (15) |
| Amortisation charge* | - | (129) | (2,815) | (2,944) |
| Foreign currency exchange differences | 3,997 | - | 32 | 4,029 |
| Carrying amount at 31 December 2005 | **71,662** | **645** | **3,876** | **76,183** |

*Amortisation of $2,944,000 (2004: $4,552,000) is included in depreciation and amortisation expense in the income statement.

### (a) Impairment tests for goodwill

Goodwill is allocated to the Group's cash generating units (CGUs) which are identified as the geographical business units according to the primary reporting segments.

A segment level summary of the goodwill allocation is presented below:

| | **2005** | 2004 |
|---|---|---|
| | **$'000** | $'000 |
| North America | **70,702** | 66,651 |
| Other - South Africa | **960** | 1,014 |
| | **71,662** | 67,665 |

The recoverable amount of the North American CGU is determined based upon a value-in-use calculation.

The fair value less cost to sell calculation is the method used to determine the recoverable amount of the South African CGU.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 15. Intangible assets (continued)

**(b) Key assumptions used for value-in-use calculations**

**(i) Value-in-use**

A discounted cash flow has been used based on the operating and investing cash flows (before borrowing costs and tax impacts, in the analysis of the North American CGU). The following inputs and assumptions have been adopted:

1. Financial budgets and strategic plans for five years approved by management.
2. A pre-tax discount rate of 13.6%.
3. A terminal growth rate of 3.0%, which does not exceed the long-term average growth rate for the gaming industry in the North American region.
4. An allocation of head office assets.

**(ii) Fair value less cost to sell**

The Earnings Before Interest Tax Depreciation and Amortisation ('EBITDA') multiple methodology has been used in the South African CGU. The following inputs and assumptions have been adopted:

1. Financial budgets and strategic plans for three years approved by management.
2. An EBITDA multiple of 6.
3. A cost of disposal of 5.0%.
4. An allocation of head office assets.

Management has based the assumptions in both models upon the CGU's past performance and future expectations and forecast growth rates found in local industry reports.

**(c) Impact of possible changes in key assumptions**

It is determined that there would not be any material change to any key assumption on which management has based its determination of the recoverable amount that would cause the CGU's carrying amount to exceed their recoverable amounts.

**(d) Impairment charge**

The annual impairment test indicates no impairment charge is required for the CGU's in either financial year ended December 2004 or 2005.

## Note 16. Payables

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Trade creditors | **160,159** | 57,851 | **-** | - |
| Other creditors | **162,368** | 130,472 | **735** | 693 |
| | **322,527** | 188,323 | **735** | 693 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 17. Interest bearing liabilities

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$'000** | $'000 | **$'000** | $'000 |
| **Current** | | | | |
| *Secured* | | | | |
| Bank Loans | **-** | 100 | **-** | - |
| *Unsecured* | | | | |
| Convertible subordinated bonds | **175,808** | 166,283 | **175,808** | 166,283 |
| | **175,808** | 166,383 | **175,808** | 166,283 |

**(a) Convertible subordinated bonds**

The Company issued US$130 million of 5% convertible subordinated bonds on 31 May 2001 and 7 June 2001. The bonds mature on 31 May 2006 and at the time issued, such bonds were convertible into 31,614,786 ordinary shares between 29 August 2001 and 16 May 2006, unless previously redeemed.

The interest expense is calculated by applying the effective interest rate of 5.70% to the liability. The actual interest is paid on 31 May and 30 November each year.

The Company called the convertible bonds for redemption and issued a notice of redemption to the bondholders dated 20 December 2004. In the Company's view, the call for redemption terminated the bondholders' rights to convert the bonds. For further information refer to Note 23.

**(b) Assets pledged as security**

The bank loans and overdraft facility are secured by a mortgage over the consolidated entity's Australian freehold land and buildings, the current market value of which exceeds the value of the mortgage and a floating charge over the consolidated entity's Australian assets, the current market value of which exceeds the value of the bank facilities available.

The carrying amount of assets pledged as security for current and non-current interest bearing liabilities are:

| | | Consolidated | | Parent entity | |
|---|---|---|---|---|---|
| | | **2005** | 2004 | **2005** | 2004 |
| | Notes | **$'000** | $'000 | **$'000** | $'000 |
| **Current** | | | | | |
| *Floating charge* | | | | | |
| Cash and cash equivalents | 8,33 | **184,973** | 225,651 | **10** | 3,489 |
| Receivables | 9,33 | **77,801** | 46,281 | **-** | - |
| Total current assets pledged as security | | **262,774** | 271,932 | **10** | 3,489 |
| **Non-current** | | | | | |
| *First mortgage* | | | | | |
| Freehold land and buildings | 13,33 | **32,279** | 31,515 | **-** | - |
| *Floating charge* | | | | | |
| Receivables - non-current | 9,33 | **276,038** | 262,152 | **335,232** | 456,376 |
| Plant and equipment | 13,33 | **24,513** | 25,668 | **-** | - |
| Total non-current assets pledged as security | | **332,830** | 319,335 | **335,232** | 456,376 |
| Total assets pledged as security | | **595,604** | 591,267 | **335,242** | 459,865 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 17. Interest bearing liabilities (continued)

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **(c) Financing arrangements** | | | | | |
| Unrestricted access was available at balance date to the following lines of credit: | | | | | |
| **Credit standby arrangements** | | | | | |
| Total facilities | | | | | |
| - Bank overdrafts | (i) | **5,000** | 5,000 | **-** | - |
| - Bank loans | (ii) | **300,000** | 132,637 | **-** | - |
| - Other facilities | (iii) | **18,290** | 19,750 | **-** | - |
| | | **323,290** | 157,387 | **-** | - |
| Used at balance date | | | | | |
| - Bank overdrafts | | **-** | - | **-** | - |
| - Bank loans | | **-** | 100 | **-** | - |
| - Other facilities | | **-** | 1,453 | **-** | - |
| | | **-** | 1,553 | **-** | - |
| Unused at balance date | | | | | |
| - Bank overdrafts | | **5,000** | 5,000 | **-** | - |
| - Bank loans | | **300,000** | 132,537 | **-** | - |
| - Other facilities | | **18,290** | 18,297 | **-** | - |
| | | **323,290** | 155,834 | **-** | - |

(i) The bank overdraft facility is subject to annual review.
(ii) The bank loan facility is a 3 year facility commencing 18 July 2005.
(iii) Other facilities relate to the Japanese note issuance facilities which are subject to annual review.

**(d) Forward exchange contracts**

The consolidated entity enters into forward exchange contracts to hedge foreign currency denominated receivables and also to manage the purchase of foreign currency denominated inventory and capital items. The following table provides information as at balance date on the net fair value of the Group's existing foreign exchange hedge contracts ($'000):

| Weighted average exchange rate | | Maturity profile 1 year or less | Maturity profile 1 to 7 years | Net fair value gain / (loss)** |
|---|---|---|---|---|
| AUD/USD: | 0.7353 | 38,165 | - | (105) |
| AUD/JPY: | 85.7200 | 2,132 | - | 2 |
| AUD/ZAR: | 5.6917 | 3,193 | 6,958 | (1,322) |
| USD/ZAR*: | 6.5445 | 432 | - | (14) |
| | Totals | 43,922 | 6,958 | (1,439) |

** The USD amount is converted at the prevailing year-end AUD/USD exchange rate.*
*** Refer to Note 1d(ii).*

**(e) Net fair value of financial assets and liabilities**

**(i) On-balance sheet**

The net fair value of all financial assets and financial liabilities of the Group approximates their carrying amounts.

The net fair value of financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

**(ii) Off-balance sheet**

At 31 December 2005, there were no off-balance sheet financial assets or liabilities, other than those potential liabilities which may arise from certain contingencies disclosed in Note 23.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 17. Interest bearing liabilities (continued)

**(f) Interest rate risk exposures**

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

| | Notes | Weighted average interest rate % | Floating interest rate $'000 | Fixed interest maturing in: 1 year or less $'000 | Fixed interest maturing in: Over 1 to 5 years $'000 | Non-interest bearing $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|
| **2005** | | | | | | | |
| **Financial assets** | | | | | | | |
| Cash and deposits | 8 | 4.51 | 359,532 | - | - | - | 359,532 |
| Trade receivables | 9 | - | - | - | - | 331,819 | 331,819 |
| Financial assets - investment securities | 11 | 3.06 | - | 7,558 | 12,187 | - | 19,745 |
| | | | 359,532 | 7,558 | 12,187 | 331,819 | 711,096 |
| **Financial liabilities** | | | | | | | |
| Payables | 16 | - | - | - | - | 322,527 | 322,527 |
| Other liabilities | 19 | - | - | - | - | 6,252 | 6,252 |
| Loans - other | 17 | 5.00 | - | 175,808 | - | - | 175,808 |
| Progressive jackpot liabilities* | 18 | 4.65 | - | 16,231 | 12,253 | - | 28,484 |
| | | | - | 192,039 | 12,253 | 328,779 | 533,071 |
| Net financial assets / (liabilities) | | | 359,532 | (184,481) | (66) | 3,040 | 178,025 |
| **2004** | | | | | | | |
| **Financial assets** | | | | | | | |
| Cash and deposits | 8 | 4.49 | 285,973 | - | - | - | 285,973 |
| Trade receivables | 9 | - | - | - | - | 262,989 | 262,989 |
| Financial assets - investment securities | 11 | 1.24 | - | 6,956 | 12,509 | - | 19,465 |
| | | | 285,973 | 6,956 | 12,509 | 262,989 | 568,427 |
| **Financial liabilities** | | | | | | | |
| Payables | 16 | - | - | - | - | 188,323 | 188,323 |
| Other liabilities | 19 | - | - | - | - | 6,554 | 6,554 |
| Loans - other | 17 | 5.00 | - | 166,283 | - | - | 166,283 |
| Loans - bank | 17 | 5.46 | - | 100 | - | - | 100 |
| Progressive jackpot liabilities* | 18 | 5.06 | | 11,759 | 12,463 | - | 24,222 |
| | | | - | 178,142 | 12,463 | 194,877 | 385,482 |
| Net financial assets / (liabilities) | | | 285,973 | (171,186) | 46 | 68,112 | 182,945 |

* *Refer to Note 1(x)(i) for details on progressive jackpot liabilities.*

## Note 18. Provisions

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **Current** | | | | | |
| Employee benefits | 1(y) | **8,279** | 7,221 | **-** | - |
| Make good allowances | 1(x)(iii) | **244** | 115 | **-** | - |
| Progressive jackpot liabilities | 1(x)(i) | **16,231** | 11,759 | **-** | - |
| Warranties | 1(x)(ii) | **3,158** | 3,084 | **-** | - |
| | | **27,912** | 22,179 | **-** | - |
| **Non-current** | | | | | |
| Employee benefits | 1(y) | **4,825** | 4,847 | **-** | - |
| Make good allowances | 1(x)(iii) | **1,214** | 2,091 | **-** | - |
| Progressive jackpot liabilities | 1(x)(i) | **12,253** | 12,463 | **-** | - |
| | | **18,292** | 19,401 | **-** | - |

**Movements in provisions**

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

| | Make good allowances $'000 | Progressive jackpot liabilities $'000 | Warranties $'000 | Total $'000 |
|---|---|---|---|---|
| **Consolidated - Current and non-current** | | | | |
| Carrying amount at 1 January 2005 | 2,206 | 24,222 | 3,084 | 29,512 |
| Payments | (10) | (7,302) | (29) | (7,341) |
| Foreign currency exchange differences | 4 | 1,472 | - | 1,476 |
| Additional provisions recognised | 19 | 10,092 | 103 | 10,214 |
| Reversal of provisions recognised | (761) | - | - | (761) |
| Carrying amount at 31 December 2005 | 1,458 | 28,484 | 3,158 | 33,100 |

## Note 19. Other liabilities

| | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|
| **Current** | | | | |
| Deferred revenue | **31,767** | 36,783 | **-** | - |
| **Non-current** | | | | |
| **Unsecured** | | | | |
| Deferred revenue | **44,419** | 34,519 | **-** | - |
| Other | **6,252** | 6,554 | **-** | - |
| | **50,671** | 41,073 | **-** | - |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 20. Contributed equity

| | Notes | 2005 Shares | Parent entity 2004 Shares | 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| Ordinary shares, fully paid | | **470,535,639** | 476,898,378 | **88,240** | 282,449 |
| **Movements in ordinary share capital** | | | | | |
| Ordinary shares at the beginning of the year | (a) | **476,898,378** | 470,226,484 | **282,449** | 267,705 |
| Shares issued | (b) | **-** | 3,853,124 | **-** | 10,461 |
| Shares bought back on-market and cancelled | (c) | **(9,148,348)** | (1,384,461) | **(102,393)** | (10,711) |
| Capital return | (d) | **-** | - | **(100,399)** | - |
| Employee Share Option Plan issues | (e) | **2,676,584** | 2,357,502 | **12,461** | 9,438 |
| General Employee Share Plan issues | (f) | **109,025** | 502,593 | **1,213** | 1,906 |
| Dividend Reinvestment Plan | (g) | **-** | 1,343,136 | **-** | 3,650 |
| Transfer to share based payment reserve | | **-** | - | **(5,091)** | - |
| Ordinary shares at the end of the year | | **470,535,639** | 476,898,378 | **88,240** | 282,449 |

### (a) Ordinary shares

Ordinary shares which have no par value entitle the holder to participate in dividends and the winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

### (b) Shares issued

Shares issued during the 2004 financial year were for the underwriting of the final dividend paid on 24 March 2004.

### (c) Shares bought back on-market

Between October 2004 and October 2005, the Company purchased and cancelled a total of 9,456,809 shares (2005: 8,072,348; 2004: 1,384,461) via an on-market share buy back program. The shares were acquired at an average price of $10.57 per share, with prices ranging from $7.08 to $12.50. The total cost of $100,055,864 including transaction costs of $100,539 has been deducted from shareholder equity. Transaction costs include $55,866 incurred in 2004.

On 8 December 2005, the Company commenced a second $100 million on-market share buy back program. The buy back is expected to be completed over a twelve month period. At 31 December 2005, the Company had purchased 1,076,000 shares under the program. The shares were acquired at an average price of $12.08 per share with prices ranging from $11.93 to $12.20 per share. To date no transaction costs have been incurred.

### (d) Capital return

On 15 July 2005, the Company paid to shareholders registered as at 1 July 2005, a capital return of $0.21 per ordinary share. Transactions cost of $452,232 are included in the total cost of $100,399,394.

### (e) Employee Share Option Plan

Information relating to option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 27.

### (f) General Employee Share Plan

Information concerning the General Employee Share Plan is set out in Note 27.

### (g) Dividend Reinvestment Plan

At the May 2002 Annual General Meeting, shareholders adopted the Aristocrat Dividend Reinvestment Plan. The Plan allows shareholders to reinvest their dividends in new shares issued by the Company. The issue price for such shares is between 95% and 100% (as determined by the directors) of the weighted average market price of the shares over the five business days up to and including the dividend record date. The directors determine at the time of the declaration of each dividend whether the Plan will apply to that dividend. The Dividend Reinvestment Plan did not apply to the 2005 interim dividend and will not apply to the 2005 full year dividend.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 21. Reserves and retained earnings

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **(a) Reserves** | | | | | |
| Capital profits reserve | (i) | - | 107 | - | - |
| Foreign currency translation reserve | (ii) | (45,527) | (40,785) | - | - |
| Share-based payments reserves | (iii),(iv) | 3,599 | 6,287 | 20,627 | 6,287 |
| | | (41,928) | (34,391) | 20,627 | 6,287 |

**Movements**

*(i) Capital profits reserve*

The capital profits reserve was transferred to retained earnings during the year.

| | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|
| Capital profits reserve at the beginning of the financial year | 107 | 107 | - | - |
| Transfer of reserves to retained earnings | (107) | - | - | - |
| Capital profits reserve at the end of the financial year | - | 107 | - | - |

*(ii) Foreign currency translation reserve*

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Note 1d(iii).

| | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|
| Foreign currency translation reserve at the beginning of the financial year | (40,785) | (70,198) | - | - |
| Adjustment on adoption of AASB 132 and AASB 139 (net of tax) | (1,980) | - | - | - |
| Realised exchange differences on net investment in a self-sustaining subsidiary (net of tax) | - | 28,447 | - | - |
| Net exchange differences on translation of foreign controlled entities, net investment in foreign operations and related hedges | (2,762) | 966 | - | - |
| Foreign currency translation reserve at the end of the financial year | (45,527) | (40,785) | - | - |

*(iii) Share-based payments reserve*

The share-based payments reserve is used to recognise the fair value of all shares, options and rights both issued and issued but not exercised under the various Aristocrat employee share plans.

| | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|
| Share-based payments reserve at the beginning of the financial year | 6,287 | 150 | 6,287 | 150 |
| Share-based payments expense | 6,498 | 6,137 | 6,499 | 6,137 |
| Transfer from issued capital | 5,091 | - | 5,091 | - |
| Employee Share Option Plan issues* | 2,750 | - | 2,750 | - |
| Share-based tax adjustment | 2,443 | - | - | - |
| Net movement in share-based payments reserve | 16,782 | 6,137 | 14,340 | 6,137 |
| Share-based payments reserve at the end of the financial year | 23,069 | 6,287 | 20,627 | 6,287 |

*Represents the proceeds received from employees on the exercise of share options. The shares have been issued to the employees from shares purchased through the Aristocrat Employee Equity Plan Trust.

## Note 21. Reserves and retained earnings (continued)

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **(a) Reserves (continued)** | | | | | |
| **Movements (continued)** | | | | | |

*(iv) Share-based payments trust reserve*

The share-based payments trust reserve is used to recognise the fair value, net of income tax, of shares purchased through the Aristocrat Employee Equity Plan Trust.

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| Share-based payments trust reserve at the beginning of the financial year | | - | - | - | - |
| Purchases | | (25,991) | - | - | - |
| Tax effect on purchases | | 6,521 | - | - | - |
| Net movement in share-based payments trust reserve | | (19,470) | - | - | - |
| Share-based payments trust reserve at the end of the financial year | | (19,470) | - | - | - |
| **Total share-based payments reserves** | | | | | |
| Total share-based payments reserves at the beginning of the financial year | | 6,287 | 150 | 6,287 | 150 |
| Net movement in share-based payments reserves | | (2,688) | 6,137 | 14,340 | 6,137 |
| Total share-based payments reserves at the end of the financial year | | 3,599 | 6,287 | 20,627 | 6,287 |
| **(b) Retained earnings** | | | | | |
| Retained earnings at the beginning of the financial year | | 126,430 | 17,468 | 55,353 | (2,431) |
| Adjustment on adoption of AASB 132 and AASB 139 (net of tax) | | 1,249 | - | (731) | - |
| Other | | (116) | - | - | - |
| Transfer of reserves | | 107 | - | - | - |
| Net profit attributable to members of Aristocrat Leisure Limited | | 244,321 | 142,172 | 90,878 | 90,994 |
| Dividends provided for or paid | 7 | (66,746) | (33,210) | (66,746) | (33,210) |
| Retained earnings at the end of the financial year | | 305,245 | 126,430 | 78,754 | 55,353 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 22. Events occurring after reporting date

A subsidiary of the Company acquired a 50 per cent interest in the Elektronček group of companies ('Elektronček') on 27 January 2006.

Elektronček, which trades under the Interblock brandname, manufactures a range of electro-mechanical multi-terminal gaming products, including Roulette, Dice and Sic Bo, with a number of other products in advanced stages of development.

Elektronček is based in Slovenia, part of the European Union, and sells its products in a wide range of gaming jurisdictions, including territories in Europe, the USA, Canada and Macau. It currently has products awaiting approval in a number of jurisdictions, including NSW in Australia.

Aristocrat's initial investment is Euros 30 million (AU$49 million) with up to a further Euros 10 million (AU$16 million) payable, dependent on the achievement of certain financial performance targets for the years ended 31 December 2005 and 2006.

It is impractical to disclose other information on the business acquisition due to the time constraints of preparing audited financial statements as at the settlement date of 27 January 2006.

Aside from the event mentioned above there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

## Note 23. Contingent liabilities

The parent entity and consolidated entity has contingent liabilities at 31 December 2005 in respect of:

(i) A contingent liability exists in relation to a guarantee given by the Company in respect of loans, advances, hire purchase and leasing facilities extended to a controlled entity, Aristocrat Technologies Australia Pty Ltd.

(ii) Group proceedings against the Company are continuing in the Federal Court of Australia. The proceedings, commenced on behalf of shareholders who acquired shares in the period 20 September 2002 to 26 May 2003, relate to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. The solicitors and funder associated with the group members have made a number of inconsistent announcements concerning the maximum value of the claim. These announcements have included sworn estimates of up to $180 million (including claims for consequential loss). In October 2005, the Federal Court held that the part of the group definition used in the proceedings amounted to an abuse of process.

On 10 February 2006, the Federal Court made certain orders which now require the plaintiff to conduct the proceedings on behalf of all shareholders of the Company who acquired an interest in shares in the Company between 20 September 2002 and 26 May 2003 and who suffered loss and damage as a result of the alleged conduct of the Company. At this stage the Company does not know how many shareholders and former shareholders are potential members of the expanded class represented in the proceedings and the extent to which the expansion of the class will materially if at all increase the Company's potential liability.

## Note 23. Contingent liabilities (continued)

(iii) The Company issued US$130 million of 5% convertible subordinate bonds ('bonds') due 31 May 2006 on 31 May 2001 and 7 June 2001. The indenture permits the Company to call for the redemption of the bonds after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price.

Consistent with its view of the parties' agreement, the Company took the steps on 20 December 2004 which it believed necessary and sufficient to call for the redemption of the bonds in accordance with the indenture, thereby terminating bondholder conversion rights. On the same day, the Company commenced legal action in the United States District Court for the Southern District of New York, seeking a declaration from the Court that (1) the exchange rate error should be corrected and the indenture reformed to reflect the intended rate; and (2) the call for redemption of the bonds terminated the rights of the bondholders to convert. Various bondholders subsequently intervened in the case.

On 12 August 2005, the District Court entered an Order that bondholder conversion rights had not been terminated as of 20 December 2004. In so holding, the Court adopted an interpretation of the Indenture not argued by the Company or the bondholders. The Court otherwise deferred ruling on various counterclaims. The Company intends to appeal the Court's Order upon entry of final judgment. As of the date of this report, it is not possible to comment on when that appeal will take place.

(iv) Under the terms of currently held service contracts, termination benefits may be required to be paid by the Company or a controlled entity to senior executives, at the option of the individual parties to the agreements depending on individual circumstances. The amounts, which may be paid, depend upon the specific circumstances in which termination occurs.

(v) The Company and its controlled entities have a contingent liability at 31 December 2005 of $380,486 (2004: $380,486) in respect of a guarantee facility provided by Commonwealth Bank of Australia.

(vi) Under the terms of severance agreements with a former executive director, a controlled entity is obliged to fund certain costs of a motor vehicle provided to the former executive director for an indefinite period. The estimated annual cost of providing the motor vehicle and associated benefits amounts to $62,475 (2004: $60,655).

(vii) A number of controlled entities within the consolidated entity are parties to civil actions. Based on legal advice, the directors are of the opinion that no material loss will arise as a result of these actions.

(viii) Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities & Investments Commission as discussed in Note 33.

(ix) A controlled entity has entered into an agreement to licence technology relating to cashless gaming systems in the United States. The total royalties payable by the controlled entity under the agreement are subject to annual review. The controlled entity expects to pay annual royalties of up to $13,500,000.

(x) A controlled entity has entered an agreement solely in the United States, to licence certain specified patents for the life of the patents. The total fees receivable under the agreement are subject to annual review. The controlled entity expects to receive annual licence fees of up to $7,000,000.

(xi) A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Ltd. and Aristocrat Technologies, Inc. ('Aristocrat') on behalf of a US based individual. In March 2004, the individual passed away and the administrator for his estate has been substituted as the plaintiff. In February, 2005, the Court granted an order releasing Aristocrat Leisure Limited from the case.

The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent and that Aristocrat misappropriated trade secrets of the plaintiff. Another party has made claim to ownership of the patent being asserted as well as to other patents. In November 2005, a pre-trial hearing was held by the Court regarding the scope of the patent asserted against Aristocrat.

The Court subsequently ruled on the scope of the patent in December 2005. In January 2006, the plaintiff asked the Court to reconsider two aspects of the Court's ruling on the scope of the patent. The proceedings are being defended. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 23. Contingent liabilities (continued)

(xii) Aristocrat is involved in legal proceedings in Peru arising out of the breach of contractual obligations of a former customer. As of the date of this report it is not possible to determine the likely outcome of these proceedings.

(xiii) On adoption of tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Aristocrat Leisure Limited.

(xiv) On 30 June 2005 Aristocrat Technologies Australia Pty Ltd ('Aristocrat') filed suit against International Game Technology alleging patent infringement in the US District Court of Nevada. On 13 January 2006 Aristocrat amended its complaint by adding Aristocrat Technologies Inc. ('ATI') as a plaintiff and IGT as a defendant. On 19 January 2006 the defendants International Game Technology and IGT answered the first amended complaint and counter claimed against ATI which must respond to the counter claim on 13 February 2006. Aristocrat and ATI have advised each intends to vigorously pursue all available legal and equitable remedies against IGT and International Game Technology.

On 21 December 2005, IGT filed a Demand for Arbitration relating to an alleged controversy arising out of contracts between ATI, Aristocrat and Aristocrat Leisure Limited and IGT. On 23 January 2006 ATI, Aristocrat and Aristocrat Leisure Limited filed a Statement of Defence and Counterclaim. In the arbitration, IGT seeks 'reimbursement' of US$4,545,000 purportedly paid 'under protest' under a license between the companies and a declaration that IGT need not comply with certain provisions of that license. In its counterclaim, ATI, Aristocrat and Aristocrat Leisure Limited seek a declaration that IGT must comply with the provisions of the license, or, that this and other agreements with IGT are no longer valid or enforceable. As of the date of this report it is not possible to determine the likely outcome of these proceedings.

## Note 24. Commitments for expenditure

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$'000** | $'000 | **$'000** | $'000 |
| **Capital commitments** | | | | |
| Capital equipment and other commitments contracted at the balance date but not recognised as liabilities, payable within one year | **602** | 4,248 | - | - |
| **Lease commitments** | | | | |
| ***Operating leases*** | | | | |
| Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows: | | | | |
| Within one year | **8,588** | 10,425 | - | - |
| Later than one year but not later than five years | **17,519** | 21,338 | - | - |
| Later than five years | **8,464** | 11,429 | - | - |
| Commitments not recognised in the financial statements | **34,571** | 43,192 | - | - |

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 25. Subsidiaries

| | Notes | Country of incorporation | Equity holding 2005 % | 2004 % |
|---|---|---|---|---|
| **Ultimate parent entity** | | | | |
| Aristocrat Leisure Limited | | Australia | - | - |
| **Controlled entities** | | | | |
| Aristocrat Technologies Australia Pty Ltd | (a) | Australia | **100** | 100 |
| ASSPA Pty Ltd | (c) | Australia | **100** | 100 |
| Aristocrat Technology Gaming Systems Pty Limited | (c) | Australia | **100** | 100 |
| Aristocrat Technical Services Pty Ltd | (c) | Australia | **100** | 100 |
| Aristocrat Properties Pty Ltd | (c) | Australia | **100** | 100 |
| Aristocrat International Pty Ltd | (a) | Australia | **100** | 100 |
| Aristocrat Technologies LLC | (b) | Russia | **100** | - |
| Aristocrat Leisure Cyprus Limited | (b) | Cyprus | **100** | - |
| Aristocrat (Argentina) Pty Limited | (c) | Australia | **100** | - |
| Aristocrat (Puerto Rico) Pty Limited | (c) | Australia | **100** | - |
| Aristocrat (Asia) Pty Limited | (c) | Australia | **100** | - |
| Aristocrat (Macau) Pty Limited | (c) | Australia | **100** | - |
| Aristocrat (Philippines) Pty Limited | (c) | Australia | **100** | - |
| Aristocrat (Singapore) Pty Limited | (c) | Australia | **100** | - |
| Aristocrat Technologies Europe (Holdings) Limited | (b) | UK | **100** | 100 |
| Aristocrat Technologies Europe Limited | (b) | UK | **100** | 100 |
| ASSPA (UK) Limited | (b) | UK | **100** | 100 |
| Aristocrat Technologies NZ Limited | (b) | New Zealand | **100** | 100 |
| Aristocrat Technologies, Inc. | (b) | USA | **100** | 100 |
| Casino Data Systems | (c) | USA | **100** | 100 |
| CDS Signs, Inc. | (c) | USA | **100** | 100 |
| CDS Services Company | (c) | USA | **100** | 100 |
| CDS Gaming Company | (c) | USA | **100** | 100 |
| Turbopower Software Company | (c) | USA | **100** | 100 |
| CDS Graphics and Imaging, Inc. | (c) | USA | **100** | 100 |
| Aristocrat Technologies Canada, Inc. | (c) | Canada | **100** | - |
| Hanson Distributing Company | (c) | USA | **100** | 100 |
| Aristocrat Funding Corporation | (c) | USA | **100** | 100 |
| Aristocrat Funding Corporation Pty Ltd | (c) | Australia | **100** | 100 |
| Aristocrat Argentina S.A. | (c) | Argentina | **100** | 100 |
| Aristocrat CA | (c) | Venezuela | **100** | 100 |
| Aristocrat Africa (Pty) Ltd | (b) | South Africa | **100** | 100 |
| Aristocrat Technologies Africa (Pty) Ltd | (b) | South Africa | **100** | 100 |
| Aristocrat Technologies KK | (b) & (c) | Japan | **100** | 100 |
| Aristocrat Hanbai KK | (b) & (c) | Japan | **100** | 100 |
| **Other controlled entities** | | | | |
| Aristocrat Employee Equity Plan Trust | (d) | Australia | - | - |

(a) These controlled entities have been granted relief from the necessity to prepare accounts in accordance with Class Order 98/1418 issued by the Australian Securities & Investments Commission. For further information, refer to Note 33.
(b) Controlled entities audited by other PricewaterhouseCoopers firms.
(c) Controlled entities for which statutory audits are not required at 31 December 2005 under relevant local legislation.
(d) The trust is a special purpose entity and therefore consolidated because it meets the following criteria:
- the activities of the trust which is to purchase and issue shares for the various Aristocrat employee share plans are being conducted on behalf of the Group according to its specific business needs and the Group obtains benefits (tax or otherwise) from the trust's operation;
- the Group has the decision making powers to obtain the majority of the benefits of the activities of the trust; and
- the Group has rights to obtain the majority of the benefits of the trust and is exposed to the risks incident to ownership of the special purpose entity.

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 26. Employee benefits

| | Notes | Consolidated 2005 $'000 | Consolidated 2004 $'000 | Parent entity 2005 $'000 | Parent entity 2004 $'000 |
|---|---|---|---|---|---|
| **Employee benefits and related on-cost liabilities** | | | | | |
| - Included in payables - current | 16 | **51,066** | 44,217 | - | - |
| - Provision for employee benefits - current | 18 | **8,279** | 7,221 | - | - |
| - Provision for employee benefits - non-current | 18 | **4,825** | 4,847 | - | - |
| Aggregate employee benefits and related on-cost liabilities | | **64,170** | 56,285 | - | - |

| | **Number** | Number | **Number** | Number |
|---|---|---|---|---|
| **Employee numbers** | | | | |
| Number of employees at the end of the financial year | **2,140** | 2,080 | - | - |

## Note 27. Share-based payments

**(a) Performance Share Plan (PSP)**

The PSP is a long-term employee share scheme that provides for eligible employees to be offered conditional entitlements to fully paid ordinary shares in the parent entity ('Performance Share Rights').

As at 31 December 2005, 157 employees (2004: 156) were entitled to 2,864,366 (2004: 2,797,446) Performance Share Rights under this plan.

**Fair value of performance share plan rights granted**

The assessed fair value of share rights at date of grant for share plan rights granted during the financial year ended 31 December 2005 and 31 December 2004:

2005: series 3 - $6.101, series 4 - $6.096, series 5A - $5.38, series 5B - $9.68, series 5C - $5.34, series 5D - $9.52 per share right

2004: series 1A -$6.45, series 1B - $6.25 and series 2 -$8.68 per share right

An independent valuation for each tranche of performance share rights at their respective grant dates has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the rights, Deloitte have used a Total Shareholder Return ('TSR') model and an Earnings Per Share Growth model.

**(i) Total Shareholder Return model**

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the share rights. This pricing model takes into account such factors as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying shares price, risk free rate of return, expected dividend yield and time to maturity.

The valuation of the rights has been allocated equally over the vesting period (either 3, 4 or 5 years).

The model inputs for share rights granted during the year ended 31 December 2005 included:

(a) share rights are granted for no consideration and have a three to five year life
(b) exercise price: zero consideration
(c) the grant date and expiry dates: refer to tables below
(d) share price at grant date:

2005: series 3 - $9.91, series 4 - $9.858, series 5A - $10.83 and series 5C - $10.83
2004: series 1A and 1B - $6.96 and series 2 - $9.12

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 27. Share-based payments (continued)

**(a) Performance Share Plan (PSP) (continued)**

(e) price volatility of the Company's shares:
2005: series 3 - 63.96%, series 4 - 66.83%, series 5A - 29.26% and series 5C - 29.26%
2004: series 1A and 1B - 79.00% and series 2 - 85.00%
(f) dividend yield:
2005: series 3 - 3.31%, series 4 - 3.45%, series 5A - 2.80% and series 5C - 2.57%
2004: series 1A and 1B - 3.12% and series 2 - 2.38%
(g) risk-free interest rate:
2005: series 3 - 5.666%, series 4 - 5.655%, series 5A - 5.78% and series 5C - 5.80%
2004: series 1A - 5.65%, series 1B - 5.71% and series 2 - 5.32%

**(ii) Earnings Per Share Growth model**

Deloitte have utilised the Black-Scholes Generalised model to determine the fair value of share rights which incorporates the impact of the earnings per share performance condition. This pricing model takes into account such factors such as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The valuation of the rights has been allocated equally over the vesting period (either 3 to 5 years).

The model inputs for share rights granted during the year ended 31 December 2005 included:
(a) share rights are granted for no consideration and have a three to five year life
(b) exercise price: zero consideration
(c) the grant date and expiry dates: refer to tables below
(d) share price at grant date:
2005: series 5B - $10.83 and series 5D - $10.83
(e) price volatility of the Company's shares:
2005: series 5B - 29.76% and series 5D - 29.26%
(f) dividend yield:
2005: series 5B - 2.80% and series 5D - 2.57%
(g) risk-free interest rate:
2005: series 5B - 5.78% and series 5D - 5.80%

The expected price volatility is based on the annualised historical volatility of the share price of Aristocrat due to the long-term nature of the underlying share rights.

Performance Share Rights are detailed in the tables below:

**Consolidated and parent entity - 2005**

| Right series | Grant date | Expiry date | Rights at start of year Number | Add: new rights issues Number | Less: rights exercised Number | Less: rights lapsed Number | Rights at end of year Number |
|---|---|---|---|---|---|---|---|
| **PSP** | | | | | | | |
| Series 1A | 2-Sep-04 | 31-Dec-06 | 1,208,755 | - | - | 52,822 | 1,155,933 |
| Series 1B | 2-Sep-04 | 31-Dec-07 | 1,208,691 | - | - | 52,758 | 1,155,933 |
| Series 2 | 21-Dec-04 | 31-Dec-06 | 380,000 | - | - | - | 380,000 |
| Series 3 | 1-Jan-05 | 31-Dec-07 | - | 53,113 | - | 5,551 | 47,562 |
| Series 4 | 17-May-05 | 31-Dec-07 | - | 68,343 | - | - | 68,343 |
| Series 5A | 17-Oct-05 | 31-Dec-09 | - | 14,149 | - | - | 14,149 |
| Series 5B | 17-Oct-05 | 31-Dec-09 | - | 14,149 | - | - | 14,149 |
| Series 5C | 17-Oct-05 | 31-Dec-10 | - | 14,149 | - | - | 14,149 |
| Series 5D | 17-Oct-05 | 31-Dec-10 | - | 14,148 | - | - | 14,148 |
| | | | 2,797,446 | 178,051 | - | 111,131 | 2,864,366 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 27. Share-based payments (continued)

**(a) Performance Share Plan (PSP) (continued)**

**Consolidated and parent entity - 2004**

| Right series | Grant date | Expiry date | Rights at start of year Number | Add: new rights issues Number | Less: rights exercised Number | Less: rights lapsed Number | Rights at end of year Number |
|---|---|---|---|---|---|---|---|
| **PSP** | | | | | | | |
| Series 1A | 2-Sep-04 | 31-Dec-06 | - | 1,208,755 | - | - | 1,208,755 |
| Series 1B | 2-Sep-04 | 31-Dec-07 | - | 1,208,691 | - | - | 1,208,691 |
| Series 2 | 21-Dec-04 | 31-Dec-06 | - | 380,000 | - | - | 380,000 |
| | | | - | 2,797,446 | - | - | 2,797,446 |

**(b) General Employee Share Plan (GESP)**

The General Employee Share Plan is designed to provide employees with shares in the parent entity under the provisions of Section 139CD of the *Australian Income Tax Assessment Act*.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

| | Weighted average market price $ | Consolidated 2005 Number | Consolidated 2004 Number | Parent entity 2005 Number | Parent entity 2004 Number |
|---|---|---|---|---|---|
| Shares issued under the plan to participating employees on: | | | | | |
| 22-Apr-04 | 3.79 | - | 502,593 | - | 502,593 |
| 29-Jun-05 | 11.13 | **109,025** | - | **109,025** | - |
| | | **109,025** | 502,593 | **109,025** | 502,593 |

**(c) Long Term Performance Option Plan (POP)**

The Long Term Performance Option Plan ('POP'), an executive incentive scheme to drive the continuing improvement in the Company's performance, was approved at the Annual General Meeting of the Company in May 2005. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company, such that shares may, on exercise of such options, be allocated to eligible employees, subject to meeting performance criteria specified by the board within a set performance period.

Performance options will have an exercise price based on the value of the underlying fully paid shares at grant with vesting to the eligible employee dependent on the satisfaction of performance criteria and within a performance period specified by the board of directors (the 'Performance Criteria' and 'Performance Period', respectively).

If the Performance Criteria are satisfied at the end of the Performance Period, the POP provides for shares to be 'allocated' and registered in the name of the eligible employee on exercise of the option and payment of the exercise price, subject to disposal restrictions, until the eligible employee is entitled to have the disposal restrictions lifted, in accordance with the rules of the POP. Shares allocated under POP may be forfeited by the Company, but only in limited circumstances such as where eligible employees act fraudulently or dishonestly.

The POP Rules permit the Company, in its discretion, to issue or acquire on-market shares which are then registered in the name of the eligible employee or in the name of an agent or trustee on behalf of the eligible employee prior to the eligible employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied and the option being exercised. These are called unallocated shares. Rights to unallocated shares (and the associated options) will expire and they will be forfeited and sold if the Performance Criteria are not satisfied.

There have been no invitations issued to participate in this plan.

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 27. Share-based payments (continued)

**(d) Employee Share Option Plan (ESOP)**
The Employee Share Option Plan was established to issue options over ordinary shares in the parent entity to employees of the consolidated entity.

As at 31 December 2005, 62 employees (2004: 98) were entitled to 2,888,000 (2004: 6,092,834) options under this plan.

The Employee Share Option Plan was discontinued in 2004. Options issued pursuant to the plan are exercisable subject to the Employee Share Option Plan rules.

Options are detailed in the tables below:

**Consolidated and parent entity - 2005**

| Option series | Notes | Grant date | Expiry date | Exercise price $ | Options at start of year Number | Less: options exercised Number | Less: options lapsed Number | Options at end of year Number |
|---|---|---|---|---|---|---|---|---|
| **ESOP** | | | | | | | | |
| Series 12 | (a) | 3-Apr-00 | 3-Apr-05 | 3.7025 | 923,334 | 923,334 | - | - |
| Series 14B | (b) | 1-Aug-00 | 1-Aug-05 | 5.5505 | 70,000 | 70,000 | - | - |
| Series 16B | (b) | 4-Sep-00 | 4-Sep-05 | 5.8189 | 23,000 | 23,000 | - | - |
| Series 17A | (a) | 1-Nov-00 | 1-Nov-05 | 5.8005 | 50,000 | 50,000 | - | - |
| Series 17B | (b) | 1-Nov-00 | 1-Nov-05 | 5.8005 | 419,000 | 419,000 | - | - |
| Series 18 | (a) | 19-Feb-01 | 19-Feb-06 | 5.4124 | 180,000 | 180,000 | - | - |
| Series 21 | (a) | 20-Jul-01 | 20-Jul-06 | 6.3303 | 215,000 | 108,250 | - | 106,750 |
| Series 22 | (a) | 13-Aug-01 | 13-Aug-06 | 6.5720 | 50,000 | - | - | 50,000 |
| Series 24 | (a) | 25-Oct-01 | 25-Oct-06 | 6.1415 | 20,000 | 5,000 | - | 15,000 |
| Series 25 | (a) | 18-Dec-01 | 18-Dec-06 | 6.0928 | 5,000 | 3,750 | - | 1,250 |
| Series 26 | (a) | 7-Mar-02 | 7-Mar-07 | 5.7431 | 2,007,500 | 966,250 | 53,750 | 987,500 |
| Series 27 | (a) | 2-Jul-02 | 2-Jul-07 | 5.2002 | 180,000 | 40,000 | - | 140,000 |
| Series 28 | (a) | 26-Aug-03 | 26-Aug-08 | 1.3497 | 750,000 | 187,500 | - | 562,500 |
| Series 29A | (c) | 1-Sep-03 | 1-Sep-08 | 1.4503 | 125,000 | 125,000 | - | - |
| Series 29B | (c) | 1-Sep-03 | 1-Sep-08 | 1.9503 | 125,000 | - | - | 125,000 |
| Series 29C | (c) | 1-Sep-03 | 1-Sep-08 | 2.4503 | 125,000 | - | - | 125,000 |
| Series 29D | (c) | 1-Sep-03 | 1-Sep-08 | 2.9503 | 125,000 | - | - | 125,000 |
| Series 30 | (a) | 3-Nov-03 | 3-Nov-08 | 2.2177 | 200,000 | 50,000 | - | 150,000 |
| Series 31A | (c) | 1-Sep-04 | 1-Sep-09 | 6.7016 | 125,000 | - | - | 125,000 |
| Series 31B | (c) | 1-Sep-04 | 1-Sep-09 | 7.2016 | 125,000 | - | - | 125,000 |
| Series 31C | (c) | 1-Sep-04 | 1-Sep-09 | 7.7016 | 125,000 | - | - | 125,000 |
| Series 31D | (c) | 1-Sep-04 | 1-Sep-09 | 8.2016 | 125,000 | - | - | 125,000 |
| | | | | | 6,092,834 | 3,151,084 | 53,750 | 2,888,000 |

*The option exercise price has been adjusted for the $0.21 capital return paid in July 2005.*

| | | | | |
|---|---|---|---|---|
| Weighted average exercise price | $4.63 | $4.66 | $5.74 | $4.58 |

The weighted average share price at the date of exercise of those options exercised during the year ended 31 December 2005 was $10.84.

The weighted average remaining contractual life of share options outstanding as at 31 December 2005 was 2.82 years.

**Notes**
(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after grant date.
(b) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after grant date.
(c) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 27. Share-based payments (continued)

**(d) Employee Share Option Plan (ESOP) (continued)**

**Consolidated and parent entity - 2004**

| Option series | Notes | Grant date | Expiry date | Exercise price $ | Options at start of year Number | Add: new issues Number | Less: options exercised Number | Less: options lapsed Number | Options at end of year Number |
|---|---|---|---|---|---|---|---|---|---|
| **ESOP** | | | | | | | | | |
| Series 08 | (a) | 8-Jan-99 | 8-Jan-04 | 1.7750 | 747,000 | - | 160,000 | 587,000 | - |
| Series 11 | (a) | 6-Sep-99 | 6-Sep-04 | 3.3725 | 440,000 | - | 440,000 | - | - |
| Series 12 | (a) | 3-Apr-00 | 3-Apr-05 | 3.9125 | 2,318,336 | - | 1,375,002 | 20,000 | 923,334 |
| Series 14B | (b) | 1-Aug-00 | 1-Aug-05 | 5.7605 | 70,000 | - | - | - | 70,000 |
| Series 16B | (b) | 4-Sep-00 | 4-Sep-05 | 6.0289 | 23,000 | - | - | - | 23,000 |
| Series 17A | (a) | 1-Nov-00 | 1-Nov-05 | 6.0105 | 200,000 | - | 150,000 | - | 50,000 |
| Series 17B | (b) | 1-Nov-00 | 1-Nov-05 | 6.0105 | 499,000 | - | 80,000 | - | 419,000 |
| Series 18 | (a) | 19-Feb-01 | 19-Feb-06 | 5.6224 | 180,000 | - | - | - | 180,000 |
| Series 21 | (a) | 20-Jul-01 | 20-Jul-06 | 6.5403 | 325,000 | - | - | 110,000 | 215,000 |
| Series 22 | (a) | 13-Aug-01 | 13-Aug-06 | 6.7820 | 50,000 | - | - | - | 50,000 |
| Series 23 | (a) | 24-Sep-01 | 24-Sep-06 | 5.4754 | 100,000 | - | - | 100,000 | - |
| Series 24 | (a) | 25-Oct-01 | 25-Oct-06 | 6.3515 | 20,000 | - | - | - | 20,000 |
| Series 25 | (a) | 18-Dec-01 | 18-Dec-06 | 6.3028 | 5,000 | - | - | - | 5,000 |
| Series 26 | (a) | 7-Mar-02 | 7-Mar-07 | 5.9531 | 2,320,000 | - | 152,500 | 160,000 | 2,007,500 |
| Series 27 | (a) | 2-Jul-02 | 2-Jul-07 | 5.4102 | 180,000 | - | - | - | 180,000 |
| Series 28 | (a) | 26-Aug-03 | 26-Aug-08 | 1.5597 | 850,000 | - | - | 100,000 | 750,000 |
| Series 29A | (c) | 1-Sep-03 | 1-Sep-08 | 1.6603 | 125,000 | - | - | - | 125,000 |
| Series 29B | (c) | 1-Sep-03 | 1-Sep-08 | 2.1603 | 125,000 | - | - | - | 125,000 |
| Series 29C | (c) | 1-Sep-03 | 1-Sep-08 | 2.6603 | 125,000 | - | - | - | 125,000 |
| Series 29D | (c) | 1-Sep-03 | 1-Sep-08 | 3.1603 | 125,000 | - | - | - | 125,000 |
| Series 30 | (a) | 3-Nov-03 | 3-Nov-08 | 2.4277 | 200,000 | - | - | - | 200,000 |
| Series 31A | (c) | 1-Sep-04 | 1-Sep-09 | 6.9116 | - | 125,000 | - | - | 125,000 |
| Series 31B | (c) | 1-Sep-04 | 1-Sep-09 | 7.4116 | - | 125,000 | - | - | 125,000 |
| Series 31C | (c) | 1-Sep-04 | 1-Sep-09 | 7.9116 | - | 125,000 | - | - | 125,000 |
| Series 31D | (c) | 1-Sep-04 | 1-Sep-09 | 8.4116 | - | 125,000 | - | - | 125,000 |
| | | | | | 9,027,336 | 500,000 | 2,357,502 | 1,077,000 | 6,092,834 |
| Weighted average exercise price | | | | | $4.28 | $7.66 | $4.00 | $3.25 | $4.84 |

The weighted average share price at the date of exercise of those options exercised during the year ended 31 December 2004 was $6.27.

The weighted average remaining contractual life of share options outstanding as at 31 December 2004 was 4.74 years.

**Notes**

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after grant date.

(b) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after grant date.

(c) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

### Note 27. Share-based payments (continued)

**(d) Employee Share Option Plan (ESOP) (continued)**

Options exercised during the prior financial year and number of shares issued to employees on the exercise of options:

| Consolidated and parent entity | | | | | |
|---|---|---|---|---|---|
| **Exercise date** | **Fair value of shares at issue date $** | **2005 Number** | Exercise date | Fair value of shares at issue date $ | 2004 Number |
| **ESOP** | | | **ESOP** | | |
| 19-Jan-05 | **10.35** | **20,000** | 7-Jan-04 | 1.70 | 160,000 |
| 28-Jan-05 | **10.71** | **30,000** | 28-May-04 | 4.29 | 20,000 |
| 4-Feb-05 | **10.70** | **100,000** | 31-May-04 | 4.36 | 20,000 |
| 7-Feb-05 | **10.72** | **40,000** | 1-Jun-04 | 4.44 | 60,000 |
| 23-Feb-05 | **10.34** | **120,000** | 2-Jun-04 | 4.50 | 20,000 |
| 25-Feb-05 | **10.56** | **230,000** | 3-Jun-04 | 4.59 | 180,000 |
| 2-Mar-05 | **10.72** | **371,834** | 4-Jun-04 | 4.64 | 140,000 |
| 7-Mar-05 | **11.16** | **302,500** | 25-Jun-04 | 4.82 | 30,000 |
| 9-Mar-05 | **11.09** | **475,250** | 16-Jul-04 | 5.16 | 50,000 |
| 11-Mar-05 | **10.60** | **10,000** | 22-Jul-04 | 5.27 | 20,000 |
| 16-Mar-05 | **10.51** | **60,000** | 9-Aug-04 | 5.50 | 60,000 |
| 22-Mar-05 | **10.57** | **175,000** | 13-Aug-04 | 5.43 | 20,000 |
| 30-Mar-05 | **10.11** | **80,000** | 25-Aug-04 | 6.67 | 80,000 |
| 1-Apr-05 | **10.24** | **40,000** | 27-Aug-04 | 6.62 | 50,000 |
| 5-Apr-05 | **10.51** | **203,500** | 30-Aug-04 | 6.68 | 110,000 |
| 8-Apr-05 | **10.68** | **44,000** | 31-Aug-04 | 6.91 | 50,000 |
| 20-Apr-05 | **10.17** | **20,000** | 1-Sep-04 | 7.00 | 50,000 |
| 4-May-05 | **9.95** | **20,000** | 2-Sep-04 | 6.97 | 70,000 |
| 5-May-05 | **10.18** | **50,000** | 6-Sep-04 | 6.88 | 30,000 |
| 18-May-05 | **10.19** | **7,000** | 7-Sep-04 | 6.93 | 195,000 |
| 27-May-05 | **10.53** | **26,500** | 8-Sep-04 | 6.94 | 112,500 |
| 31-May-05 | **10.42** | **2,500** | 9-Sep-04 | 6.98 | 150,000 |
| 1-Jun-05 | **10.52** | **25,000** | 10-Sep-04 | 6.94 | 20,000 |
| 17-Jun-05 | **10.90** | **50,000** | 14-Sep-04 | 6.90 | 23,750 |
| 24-Jun-05 | **11.11** | **41,250** | 17-Sep-04 | 6.91 | 36,250 |
| 17-Aug-05 | **12.97** | **22,500** | 21-Sep-04 | 7.09 | 45,000 |
| 29-Aug-05 | **12.56** | **44,750** | 22-Sep-04 | 7.22 | 55,002 |
| 31-Aug-05 | **12.57** | **15,000** | 23-Sep-04 | 7.18 | 30,000 |
| 2-Sep-05 | **12.21** | **50,000** | 11-Oct-04 | 7.80 | 110,000 |
| 7-Sep-05 | **12.59** | **35,000** | 12-Oct-04 | 7.69 | 30,000 |
| 8-Sep-05 | **12.58** | **60,000** | 14-Oct-04 | 7.39 | 50,000 |
| 12-Sep-05 | **12.38** | **8,750** | 15-Oct-04 | 7.29 | 20,000 |
| 13-Sep-05 | **12.38** | **87,500** | 26-Oct-04 | 7.77 | 20,000 |
| 14-Sep-05 | **12.44** | **18,750** | 27-Oct-04 | 8.51 | 10,000 |
| 20-Sep-05 | **11.77** | **17,500** | 29-Oct-04 | 8.67 | 20,000 |
| 21-Sep-05 | **11.68** | **5,000** | 1-Nov-04 | 8.61 | 10,000 |
| 22-Sep-05 | **11.62** | **87,000** | 5-Nov-04 | 8.86 | 10,000 |
| 26-Sep-05 | **11.95** | **70,000** | 9-Nov-04 | 8.72 | 10,000 |
| 27-Sep-05 | **11.71** | **3,750** | 22-Nov-04 | 8.51 | 50,000 |
| 30-Sep-05 | **11.85** | **66,250** | 10-Dec-04 | 8.62 | 10,000 |
| 10-Oct-05 | **11.19** | **10,000** | 14-Dec-04 | 8.76 | 60,000 |
| 27-Oct-05 | **11.42** | **5,000** | 20-Dec-04 | 9.61 | 20,000 |
| | | | 21-Dec-04 | 9.69 | 40,000 |
| | | **3,151,084** | | | 2,357,502 |

There are been no options exercised since the end of the financial year.

The fair value of the shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

## Note 27. Share-based payments (continued)

**(d) Employee Share Option Plan (ESOP) (continued)**

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **Number** | Number | **Number** | Number |
| Options vested at the reporting date | **629,250** | 2,612,834 | **629,250** | 2,612,834 |

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$** | $ | **$** | $ |
| Aggregate proceeds received from employees on the exercise of options and recognised as contributed equity and reserves | **15,211,321** | 9,437,858 | **15,211,321** | 9,437,858 |
| Fair value of shares issued to employees on the exercise of options as at their issue date | **34,679,750** | 14,773,727 | **34,679,750** | 14,773,727 |

**(e) Expenses arising from share-based payment transactions**

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

| | Consolidated 2005 | Consolidated 2004 | Parent entity 2005 | Parent entity 2004 |
|---|---|---|---|---|
| Options issued under Employee Share Option Plan | **767** | 600 | **-** | - |
| Share rights issued under Performance Share Plan | **5,732** | 5,537 | **-** | - |
| Shares issued under General Employee Share Plan | **1,213** | 1,905 | **1,213** | 1,905 |
| | **7,712** | 8,042 | **1,213** | 1,905 |

## Note 28. Key management personnel disclosures

**Directors**

The following persons were directors of the Company during the financial year:

***Chairman - non-executive*** DJ Simpson

***Executive director*** PN Oneile - Chief Executive Officer and Managing Director

***Non-executive directors***
WM Baker
RA Davis
P Morris
SAM Pitkin
AW Steelman

**Executive key management personnel**

The executives who are responsible for the overall planning, directing and controlling of activities of the consolidated entity ('executive key management personnel') during the financial year are as follows:

| Name | Position |
|---|---|
| SCM Kelly | Chief Financial Officer |
| SJ Parker | Group General Manager Sales and Marketing |
| GS Phillips | Chief Technology Officer |
| IH Timmis | Group General Manager Business and Strategic Development |
| BJ Yahl | Group General Manager Commercial and Legal<br>Company Secretary |

All of the above persons were considered executive key management personnel for the full year ended 31 December 2005.

# Notes to the financial statements

for the year ended 31 December 2005

## Note 28. Key management personnel disclosures (continued)

### Remuneration

Remuneration of directors of the Company and the specified key management personnel of the Group is detailed in accordance with AASB 124 *Related Party Disclosures* in the Remuneration Report, presented in the Directors' Report which is separately attached.

### Performance Share Plan rights provided as remuneration and rights holdings

The numbers of Performance Share Rights in the Company held during the financial year by any key management personnel of the consolidated entity, including their personally related entities, are set out below:

| | Series | Expiry date | Value per right at grant date | Balance as at 31 December 2004 | Granted during the year as remuneration | Balance as at 31 December 2005 |
|---|---|---|---|---|---|---|
| **Executive director** | | | | | | |
| PN Oneile | 2 | 31-Dec-06 | $8.68 | 380,000 | - | 380,000 |
| | 4 | 31-Dec-07 | $6.10 | - | 68,343 | 68,343 |
| **Executive key management personnel** | | | | | | |
| SCM Kelly | 4 | 31-Dec-07 | $6.10 | - | 21,707 | 21,707 |
| SJ Parker | 1A | 31-Dec-06 | $6.45 | 38,166 | - | 38,166 |
| | 1B | 31-Dec-07 | $6.25 | 38,165 | - | 38,165 |
| GS Phillips | 1A | 31-Dec-06 | $6.45 | 41,572 | - | 41,572 |
| | 1B | 31-Dec-07 | $6.25 | 41,572 | - | 41,572 |
| IH Timmis | 1A | 31-Dec-06 | $6.45 | 41,628 | - | 41,628 |
| | 1B | 31-Dec-07 | $6.25 | 41,627 | - | 41,627 |
| BJ Yahl | 1A | 31-Dec-06 | $6.45 | 30,000 | - | 30,000 |
| | 1B | 31-Dec-07 | $6.25 | 30,000 | - | 30,000 |

### Options provided as remuneration and option holdings

Details of options over ordinary shares in the Company provided as remuneration to any key management personnel of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

| | Note | Series | Expiry date | Exercise price * | Balance as at 31 December 2004 | Exercised during the year | Balance as at 31 December 2005 | Vested during the year | Fair value at exercise date | Vested and exercisable at the end of the year |
|---|---|---|---|---|---|---|---|---|---|---|
| **Executive key management personnel** | | | | | | | | | | |
| SCM Kelly | 1 | 29A | 01-Sep-08 | $1.45 | 125,000 | 125,000 | - | 125,000 | 1,132,463 | - |
| | 2 | 29B | 01-Sep-08 | $1.95 | 125,000 | - | 125,000 | - | - | - |
| | 3 | 29C | 01-Sep-08 | $2.45 | 125,000 | - | 125,000 | - | - | - |
| | 4 | 29D | 01-Sep-08 | $2.95 | 125,000 | - | 125,000 | - | - | - |
| | 1 | 31A | 01-Sep-09 | $6.70 | 125,000 | - | 125,000 | - | - | - |
| | 2 | 31B | 01-Sep-09 | $7.20 | 125,000 | - | 125,000 | - | - | - |
| | 3 | 31C | 01-Sep-09 | $7.70 | 125,000 | - | 125,000 | - | - | - |
| | 4 | 31D | 01-Sep-09 | $8.20 | 125,000 | - | 125,000 | - | - | - |
| SJ Parker | 5 | 28 | 26-Aug-08 | $1.35 | 200,000 | 50,000 | 150,000 | 50,000 | 480,015 | - |
| GS Phillips | 5 | 30 | 03-Nov-08 | $2.22 | 200,000 | 50,000 | 150,000 | 50,000 | 423,615 | - |

* The option exercise price has been adjusted for the $0.21 capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was $0.21 higher than shown above.

*Notes:*

*1 – Options are exercisable 18 months after grant date*

*2 – Options are exercisable 30 months after grant date*

*3 – Options are exercisable 42 months after grant date*

*4 – Options are exercisable 54 months after grant date*

*5 – Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.*

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 28. Key management personnel disclosures (continued)

### *General Employee Share Plan provided as remuneration*

The numbers of shares held under the General Employee Share Plan ('GESP') during the financial year by any of the key management personnel of the consolidated entity, including their personally related entities, are set out below:

| | Balance as at 31 December 2004 | Shares vested during the year | Shares issued during the year | Balance as at 31 December 2005 |
|---|---|---|---|---|
| **Executive key management personnel** | | | | |
| SCM Kelly | 263 | - | 89 | 352 |
| SJ Parker | 862 | - | 89 | 951 |
| GS Phillips | 263 | - | - | 263 |
| IH Timmis | 263 | - | 89 | 352 |
| BJ Yahl | - | - | 89 | 89 |

### Shareholdings

The numbers of shares (excluding those unvested under the General Employee Share Plan and the Performance Share Plan) in the Company held during the financial year by each key management personnel of the consolidated entity, including their personally related entities, are set out below. No amounts are unpaid on any of the shares issued. Where shares are held by the individual key management personnel and any entity under the joint or several control of the individual key management personnel they are shown as 'benefically held'. Shares held by those who are defined by AASB 124 *Related Party Disclosures* as close members of the family of the individual key management personnel are shown as 'non beneficially held'.

| | Balance as at 31 December 2004 | Options exercised | Net other changes during the year | Balance as at 31 December 2005 |
|---|---|---|---|---|
| **Executive director** | | | | |
| PN Oneile | | | | |
| - beneficially held | - | - | - | - |
| - non-beneficially held | 6,000 | - | - | 6,000 |
| **Non-executive directors** | | | | |
| DJ Simpson | | | | |
| - beneficially held | 106,000 | - | - | 106,000 |
| - non-beneficially held | 17,000 | - | (17,000) | - |
| WM Baker | | | | |
| - beneficially held | - | - | 4,700 | 4,700 |
| - non-beneficially held | - | - | - | - |
| RA Davis | | | | |
| - beneficially held | - | - | 1,200 | 1,200 |
| - non-beneficially held | - | - | - | - |
| P Morris | | | | |
| - beneficially held | 8,680 | - | 3,880 | 12,560 |
| - non-beneficially held | - | - | - | - |
| SAM Pitkin | | | | |
| - beneficially held | - | - | - | - |
| - non-beneficially held | - | - | 6,000 | 6,000 |
| AW Steelman | | | | |
| - beneficially held | 10,000 | - | 6,000 | 16,000 |
| - non-beneficially held | - | - | 4,505 | 4,505 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 28. Key management personnel disclosures (continued)

### Shareholdings (continued)

| | Balance as at 31 December 2004 | Options exercised | Net other changes during the year | Balance as at 31 December 2005 |
|---|---|---|---|---|
| **Executive key management personnel** | | | | |
| SCM Kelly | | | | |
| - beneficially held | 75,000 | 125,000 | - | 200,000 |
| - non-beneficially held | - | - | - | - |
| SJ Parker | | | | |
| - beneficially held | - | 50,000 | - | 50,000 |
| - non-beneficially held | - | - | - | - |
| GS Phillips | | | | |
| - beneficially held | 119,687 | 50,000 | - | 169,687 |
| - non-beneficially held | - | - | - | - |
| IH Timmis | | | | |
| - beneficially held | - | - | - | - |
| - non-beneficially held | - | - | - | - |
| BJ Yahl | | | | |
| - beneficially held | - | - | - | - |
| - non-beneficially held | - | - | - | - |

Options exercised during the year by key management personnel are shown below:

| | Exercise date | Number of options exercised | Paid per share | Unpaid per share |
|---|---|---|---|---|
| **Executive key management personnel** | | | | |
| SCM Kelly | 02-Mar-05 | 125,000 | $1.6603 | - |
| SJ Parker | 07-Mar-05 | 50,000 | $1.5597 | - |
| GS Phillips | 14-Jun-05 | 50,000 | $2.4277 | - |

Shareholdings of key management personnel reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 124 definition of personally related entities. Key management personnel have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. In the event that a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

**Loans to key management personnel**

No key management personnel held any loans with the Company during the financial year.

**Other transactions with key management personnel**

Refer to Note 30 of the financial statements for details of related party transactions with key management personnel.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 29. Remuneration of auditors

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$** | $ | **$** | $ |
| During the year, the following services were paid to the auditor of the parent entity and its related practices: | | | | |
| **Assurance services** | | | | |
| ***Audit services*** | | | | |
| Fees paid to PricewaterhouseCoopers Australian firm: | | | | |
| Audit and review of financial reports and other audit work under the *Corporations Act 2001* | **441,044** | 473,575 | **-** | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian firm | **477,282** | 670,894 | **-** | - |
| **Total remuneration for audit services** | **918,326** | 1,144,469 | **-** | - |
| ***Other assurance services*** | | | | |
| Fees paid to PricewaterhouseCoopers Australian firm | **33,400** | 41,650 | **-** | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian firm | **79,892** | 83,831 | **-** | - |
| **Total remuneration for other assurance services** | **113,292** | 125,481 | **-** | - |
| **Total remuneration for assurance services** | **1,031,618** | 1,269,950 | **-** | - |
| **Advisory services** | | | | |
| Fees paid to PricewaterhouseCoopers Australian firm: | | | | |
| Legal and compliance | **2,950** | 62,907 | **-** | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian firm | **-** | 9,848 | **-** | - |
| **Total remuneration for advisory services** | **2,950** | 72,755 | **-** | - |

Audit fees for the parent entity were paid by a subsidiary entity.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 30. Related parties

**Other transactions with key management personnel**

Financial consulting services of $100,656 (2004 - $50,000) have been provided on normal terms and conditions by N M Rothchild & Sons (Australia) Ltd of which RA Davis holds the position Consulting Director - Investment Banking.

For the period 1 November 2004 to 16 November 2004, SAM Pitkin was also a director of Australian Leisure and Hospitality Group Limited, a customer and supplier to the consolidated entity. During this period, $24,309 was received by the Company and $682 was paid by the Company for transactions provided on normal terms and conditions.

Up to 30 June 2004, SJ Parker, was a director and shareholder of CMP Consulting Pty Limited and CMP Marketing Services Pty Limited. During this time, these companies provided $12,071 of marketing services to the consolidated entity on normal terms and conditions.

JH Pascoe, up to the date of his resignation as director of the Company on 9 July 2004, was the Managing Director of the Finance and Financial Services practice of Phillips Fox solicitors. Phillips Fox was paid during this period, $409,197 for the provision of services to the consolidated entity on normal terms and conditions.

There were no other transactions with key management personnel.

**Wholly-owned group**

The wholly-owned group consists of the parent entity and its wholly-owned controlled entities set out in Note 25.

All transactions between entities within the wholly-owned group during the years ended 31 December 2005 and 31 December 2004 have been eliminated on consolidation.

Transactions between Aristocrat Leisure Limited and other entities in the wholly-owned group during the years ended 31 December 2005 and 31 December 2004 consisted of:

(a) loans advanced by Aristocrat Leisure Limited
(b) loans repaid to Aristocrat Leisure Limited
(c) the receipt of interest on the USD denominated loan to Aristocrat International Pty Ltd
(d) the payment of dividends to Aristocrat Leisure Limited
(e) management fees charging out costs in relation to the General Employee Share Plan
(f) a tax sharing and funding agreement

The above transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of principle on loans advanced by Aristocrat Leisure Limited. The average interest rate charged on the loan to Aristocrat International Pty Ltd during the year was 4.46% (2004: 2.53%).

| | Parent entity | |
|---|---|---|
| | **2005** | 2004 |
| | **$'000** | $'000 |
| **Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group** | | |
| Other revenue - management fee | **1,213** | 1,905 |
| Interest revenue | **9,621** | 6,307 |
| Dividend revenue | **90,000** | 92,000 |
| Foreign exchange losses in relation to intercompany loan | **(11,221)** | (3,225) |
| | | |
| **Aggregate net amount receivable from entities in the wholly-owned group at balance date** | | |
| *Current* | | |
| Tax related amounts receivable from wholly-owned entities | **78,514** | 45,793 |
| *Non-current* | | |
| Receivable from wholly-owned entities | **335,232** | 455,597 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 31. Earnings per share

| | | Consolidated |
|---|---|---|
| | **2005** | 2004 |
| | **Cents** | Cents |
| Basic earnings per share | **51.4** | 29.9 |
| Diluted earnings per share | **51.1** | 29.2 |

| | | Consolidated |
|---|---|---|
| | **2005** | 2004 |
| | **Number** | Number |
| **Weighted average number of ordinary shares used as the denominator** | | |
| Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share | **475,122,352** | 475,422,011 |
| Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share | **475,122,352** | 475,422,011 |
| Effect of share options | **2,047,228** | 1,322,237 |
| Effect of Performance Share Rights | **1,187,445** | - |
| Effect of Convertible subordinated bonds | **-** | 30,750,994 |
| Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share | **478,357,025** | 507,495,242 |

| | | Consolidated |
|---|---|---|
| | **2005** | 2004 |
| | **$'000** | $'000 |
| **Reconciliation of earnings used in calculating diluted earnings per share** | | |
| Net profit attributable to members of Aristocrat Leisure Limited | **244,321** | 142,172 |
| After tax effect of interest on convertible subordinated bonds | **-** | 5,972 |
| Earnings used in calculating diluted earnings per share | **244,321** | 148,144 |

**Information concerning the classification of securities**

*(a) Options*

Options granted to employees under the Aristocrat Employee Share Option Plan and the Employee Share Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of options in relation to the financial year ended 31 December 2005 are set out in Notes 27 and 28. Options exercised since the reporting date are set out in Note 27.

Included within the weighted average number of potential ordinary shares related to share options are 13,460 share options that had lapsed during the year and 508,364 share options that had been exercised during the year.

*(b) Convertible subordinated bonds*

Convertible subordinated bonds are considered to be potential ordinary shares up until the date of redemption, 20 December 2004, and have been included in the determination of diluted earnings per share up until that date. The bonds have not been included in the determination of basic earnings per share. Details relating to the bonds are set out in Note 17.

*(c) Performance Share Rights*

Rights granted to employees under the Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The rights have not been included in the determination of basic earnings per share. Details relating to the rights are set out in Notes 27 and 28.

Included within the weighted average number of potential ordinary shares related to performance share rights are 48,526 share rights that had lapsed during the year.

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 31. Earnings per share (continued)

*(d) Share-based payments trust*

Shares purchased on-market through the Aristocrat Employee Equity Plan Trust have been treated as shares bought back and cancelled for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

Shares issued through the Aristocrat Employee Equity Plan Trust on the exercise of options have been treated as shares issued from capital for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

*(e) Events subsequent to balance date*

Since balance date, the Company has purchased on-market and cancelled 1,428,379 shares under an on-market share buy back program and a further 735,000 shares purchased on-market through the Aristocrat Employee Equity Plan Trust.

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 32. Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities

| | Consolidated | | Parent entity | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| | **$'000** | $'000 | **$'000** | $'000 |
| Profit from ordinary activities after income tax | **244,321** | 142,172 | **90,878** | 90,994 |
| Depreciation and amortisation | **39,735** | 35,901 | **-** | - |
| Dividends | **-** | - | **(90,000)** | (92,000) |
| Other income | **-** | - | **(1,213)** | (1,905) |
| Equity settled share based payments | **7,712** | 8,043 | **1,213** | 1,906 |
| Non-cash interest expense | **1,243** | - | **1,243** | - |
| Net loss on sale of intangibles | **15** | - | **-** | - |
| Net (gain) / loss on sale of property, plant and equipment | **(70)** | 586 | **-** | - |
| Realised exchange differences arising from the partial settlement of a long term loan which formed part of the net investment in a foreign operation | **-** | 28,447 | **-** | - |
| Net foreign exchange differences | **2,450** | (3,103) | **(1,078)** | (3,157) |
| Change in operating assets and liabilities: | | | | |
| - Decrease / (increase) in receivables and deferred revenue | **(66,454)** | 979 | **(32,721)** | 1,770 |
| - Decrease / (increase) in inventories | **(12,740)** | 9,696 | **-** | - |
| - Decrease / (increase) in other operating assets | **(841)** | 2,552 | **-** | - |
| - Increase / (decrease) in tax balances | **38,622** | 28,618 | **32,858** | (769) |
| - Increase / (decrease) in trade creditors and payables | **134,552** | (11,187) | **(59)** | (24) |
| - Increase / (decrease) in other provisions | **4,608** | 7,334 | **-** | - |
| Net cash inflow / (outflow) from operating activities | **393,153** | 250,038 | **1,121** | (3,185) |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 33. Deed of cross guarantee

Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee that has been lodged with and approved by the Australian Securities & Investments Commission. Under the deed of cross guarantee each of the above named companies guarantees the debts of the other named companies. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the deed of cross guarantee that are controlled by Aristocrat Leisure Limited, they also represent the 'Extended Closed Group'.

Set out below is a consolidated statement of financial performance of the 'Closed Group':

| | 2005<br>$'000 | 2004<br>$'000 |
|---|---|---|
| **Condensed income statement** | | |
| **Profit before income tax** | **284,516** | 208,970 |
| Income tax expense | **(83,898)** | (61,373) |
| **Profit for the year** | **200,618** | 147,597 |

Set out below is a summary of movements in consolidated retained profits of the 'Closed Group':

| | 2005<br>$'000 | 2004<br>$'000 |
|---|---|---|
| **Retained profits at the beginning of the financial year** | **112,752** | (1,635) |
| Transfers in from reserves and other | **(533)** | - |
| Adjustment on adoption of AASB 132 and AASB 139 (net of tax) | **(731)** | - |
| Profit for the year | **200,618** | 147,597 |
| Dividends provided for or paid | **(66,746)** | (33,210) |
| **Retained profits at the end of the financial year** | **245,360** | 112,752 |

Set out below is a consolidated statement of financial position of the 'Closed Group'.

| | 2005<br>$'000 | 2004<br>$'000 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | **184,973** | 225,651 |
| Receivables | **77,801** | 46,281 |
| Inventories | **15,941** | 21,105 |
| Tax assets | **510** | 904 |
| **Total current assets** | **279,225** | 293,941 |
| **NON-CURRENT ASSETS** | | |
| Receivables | **276,038** | 262,152 |
| Financial assets | **85,580** | 84,276 |
| Property, plant and equipment | **56,792** | 57,183 |
| Deferred tax assets | **30,016** | 27,562 |
| Intangible assets | **2,267** | 4,513 |
| **Total non-current assets** | **450,693** | 435,686 |
| **Total assets** | **729,918** | 729,627 |

# Notes to the financial statements
**for the year ended 31 December 2005**

## Note 33. Deed of cross guarantee (continued)

| | 2005 $'000 | 2004 $'000 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Payables | 90,942 | 68,427 |
| Interest bearing liabilities | 175,808 | 166,383 |
| Current tax liabilities | 64,424 | 32,884 |
| Provisions | 11,436 | 10,407 |
| Other liabilities | 7,283 | 18,794 |
| **Total current liabilities** | 349,893 | 296,895 |
| **NON-CURRENT LIABILITIES** | | |
| Provisions | 3,904 | 4,209 |
| Other liabilities | 41,364 | 27,296 |
| **Total non-current liabilities** | 45,268 | 31,505 |
| **Total liabilities** | 395,161 | 328,400 |
| **Net assets** | 334,757 | 401,227 |
| **EQUITY** | | |
| Contributed equity | 88,240 | 282,449 |
| Reserves | 1,157 | 6,026 |
| Retained earnings | 245,360 | 112,752 |
| **Total equity** | 334,757 | 401,227 |

# Notes to the financial statements

for the year ended 31 December 2005

## Note 34. Explanation of transition to Australian equivalents to IFRS

**(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)**

**At the date of transition to AIFRS: 1 January 2004**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 |
| **CURRENT ASSETS** | | | | | | | |
| Cash and cash equivalents | | 103,993 | - | 103,993 | 81 | - | 81 |
| Receivables | | 231,438 | - | 231,438 | 1,770 | - | 1,770 |
| Inventories | | 78,640 | - | 78,640 | - | - | - |
| Other financial assets | (j) | 8,184 | (272) | 7,912 | - | - | - |
| Other current assets | (j) | - | 272 | 272 | - | - | - |
| Tax assets | (d) | 9,399 | (4,553) | 4,846 | 268 | - | 268 |
| **Total current assets** | | 431,654 | (4,553) | 427,101 | 2,119 | - | 2,119 |
| **NON-CURRENT ASSETS** | | | | | | | |
| Receivables | | 39,496 | - | 39,496 | 425,946 | - | 425,946 |
| Inventories | | 262 | - | 262 | - | - | - |
| Other financial assets | (c) | 13,664 | - | 13,664 | 405 | 150 | 555 |
| Property, plant and equipment | (g),(j) | 109,496 | (4,870) | 104,626 | - | - | - |
| Deferred tax assets | (d) | 66,875 | 2,051 | 68,926 | 10,565 | - | 10,565 |
| Intangible assets | (f),(j) | 70,640 | 5,748 | 76,388 | - | - | - |
| **Total non-current assets** | | 300,433 | 2,929 | 303,362 | 436,916 | 150 | 437,066 |
| **Total assets** | | 732,087 | (1,624) | 730,463 | 439,035 | 150 | 439,185 |
| **CURRENT LIABILITIES** | | | | | | | |
| Payables | | 199,240 | - | 199,240 | 1,095 | - | 1,095 |
| Interest bearing liabilities | | 1,375 | - | 1,375 | - | - | - |
| Current tax liabilities | | 40,389 | - | 40,389 | - | - | - |
| Provisions | (g) | 14,949 | 115 | 15,064 | - | - | - |
| Other liabilities | | 34,162 | - | 34,162 | - | - | - |
| **Total current liabilities** | | 290,115 | 115 | 290,230 | 1,095 | - | 1,095 |
| **NON-CURRENT LIABILITIES** | | | | | | | |
| Interest bearing liabilities | | 172,844 | - | 172,844 | 172,666 | - | 172,666 |
| Provisions | (g) | 17,292 | 1,707 | 18,999 | - | - | - |
| Other liabilities | | 33,158 | - | 33,158 | - | - | - |
| **Total non-current liabilities** | | 223,294 | 1,707 | 225,001 | 172,666 | - | 172,666 |
| **Total liabilities** | | 513,409 | 1,822 | 515,231 | 173,761 | - | 173,761 |
| **Net assets** | | 218,678 | (3,446) | 215,232 | 265,274 | 150 | 265,424 |
| **EQUITY** | | | | | | | |
| Contributed equity | (c) | 265,733 | 1,972 | 267,705 | 265,733 | 1,972 | 267,705 |
| Reserves | (c) | (70,091) | 150 | (69,941) | - | 150 | 150 |
| Retained earnings | (h) | 23,036 | (5,568) | 17,468 | (459) | (1,972) | (2,431) |
| **Total equity** | | 218,678 | (3,446) | 215,232 | 265,274 | 150 | 265,424 |

# Notes to the financial statements

for the year ended 31 December 2005

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

**(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS) (continued)**

**At the date of the last reporting period under previous AGAAP: 31 December 2004**

| | Notes | Consolidated Previous AGAAP $'000 | Consolidated Effect of transition to AIFRS $'000 | Consolidated AIFRS $'000 | Parent entity Previous AGAAP $'000 | Parent entity Effect of transition to AIFRS $'000 | Parent entity AIFRS $'000 |
|---|---|---|---|---|---|---|---|
| **CURRENT ASSETS** | | | | | | | |
| Cash and cash equivalents | | 285,973 | - | 285,973 | 3,489 | - | 3,489 |
| Receivables | | 226,148 | - | 226,148 | 47,563 | - | 47,563 |
| Inventories | | 69,206 | - | 69,206 | - | - | - |
| Other financial assets | (j) | 8,559 | (1,603) | 6,956 | - | - | - |
| Other current assets | (j) | - | 1,603 | 1,603 | - | - | - |
| Tax assets | | 1,190 | - | 1,190 | - | - | - |
| **Total current assets** | | 591,076 | - | 591,076 | 51,052 | - | 51,052 |
| **NON-CURRENT ASSETS** | | | | | | | |
| Receivables | | 51,370 | - | 51,370 | 456,376 | - | 456,376 |
| Other financial assets | (c) | 12,509 | - | 12,509 | 405 | 6,287 | 6,692 |
| Property, plant and equipment | (g),(j) | 120,803 | (3,341) | 117,462 | - | - | - |
| Deferred tax assets | (d) | 65,699 | (2,357) | 63,342 | 30,149 | - | 30,149 |
| Intangible assets | (f),(j) | 64,431 | 8,205 | 72,636 | - | - | - |
| **Total non-current assets** | | 314,812 | 2,507 | 317,319 | 486,930 | 6,287 | 493,217 |
| **Total assets** | | 905,888 | 2,507 | 908,395 | 537,982 | 6,287 | 544,269 |
| **CURRENT LIABILITIES** | | | | | | | |
| Payables | | 188,323 | - | 188,323 | 693 | - | 693 |
| Interest bearing liabilities | | 166,383 | - | 166,383 | 166,283 | - | 166,283 |
| Current tax liabilities | (d) | 59,762 | 3 | 59,765 | 33,204 | - | 33,204 |
| Provisions | (g) | 22,064 | 115 | 22,179 | - | - | - |
| Other liabilities | | 36,783 | - | 36,783 | - | - | - |
| **Total current liabilities** | | 473,315 | 118 | 473,433 | 200,180 | - | 200,180 |
| **NON-CURRENT LIABILITIES** | | | | | | | |
| Provisions | (g) | 17,310 | 2,091 | 19,401 | - | - | - |
| Other liabilities | | 41,073 | - | 41,073 | - | - | - |
| **Total non-current liabilities** | | 58,383 | 2,091 | 60,474 | - | - | - |
| **Total liabilities** | | 531,698 | 2,209 | 533,907 | 200,180 | - | 200,180 |
| **Net assets** | | 374,190 | 298 | 374,488 | 337,802 | 6,287 | 344,089 |
| **EQUITY** | | | | | | | |
| Contributed equity | (c) | 278,571 | 3,878 | 282,449 | 278,571 | 3,878 | 282,449 |
| Reserves | (c),(f) | (40,479) | 6,088 | (34,391) | - | 6,287 | 6,287 |
| Retained earnings | (h) | 136,098 | (9,668) | 126,430 | 59,231 | (3,878) | 55,353 |
| **Total equity** | | 374,190 | 298 | 374,488 | 337,802 | 6,287 | 344,089 |

# Notes to the financial statements

for the year ended 31 December 2005

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

**(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)**

**Reconciliation of profit for the year ended 31 December 2004**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 |
| Revenue from operating activities | (j) | 1,136,647 | (3,793) | 1,132,854 | - | - | - |
| Cost of revenue from operating activities | | (578,477) | - | (578,477) | - | - | - |
| **Gross profit** | | 558,170 | (3,793) | 554,377 | - | - | - |
| Other income | (j) | 12,244 | (2,806) | 9,438 | 103,892 | - | 103,892 |
| Research and development costs | | (59,031) | - | (59,031) | - | - | - |
| Sales and marketing costs | (j) | (123,102) | 3,793 | (119,309) | - | - | - |
| General and administration costs | (c),(f),(g),(j) | (106,119) | (1,306) | (107,425) | (913) | (1,906) | (2,819) |
| Realised exchange differences arising from the partial settlement of a long term loan which formed part of the net investment in a foreign operation | (j) | - | (40,669) | (40,669) | - | - | - |
| Finance costs | (g) | (11,793) | (130) | (11,923) | (10,542) | - | (10,542) |
| **Profit from ordinary activities before income tax expense** | | 270,369 | (44,911) | 225,458 | 92,437 | (1,906) | 90,531 |
| Income tax expense | (i) | (95,650) | 12,364 | (83,286) | 463 | - | 463 |
| **Net profit attributable to members of Aristocrat Leisure Limited** | | 174,719 | (32,547) | 142,172 | 92,900 | (1,906) | 90,994 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

### (3) Reconciliation of cash flow statement for the year ended 31 December 2004

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

### (4) Notes to the reconciliations

**(a) Foreign currency translation reserve: cumulative translation differences**
The Group has elected not to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve were not reset to zero at the date of transition to AIFRS.

**(b) Business combinations**
The Group has made a number of business acquisitions in recent years. Under AASB 1, the Group has elected not to apply the exemption under AASB 1 for AASB 3 *Business Combinations* to business combinations that occurred before the date of transition to AIFRS.

**(c) Share-based payments**
Under AASB 2 *Share-based Payment*, from 1 January 2004 the Group is required to recognise an expense for shares issued under the General Employee Share Plan and those options that were issued to employees under the Employee Share Option Plan and the Performance Share Plan. Under AASB 1, the Group has elected to apply the exemption under AASB 1 for AASB 2 to only recognise an expense for shares, options and rights granted after 7 November 2002 but that had not vested by 1 January 2005. The effect of this on the Group is:

(i) At 1 January 2004
A decrease in retained earnings of $2,122,000, an increase in share capital of $1,972,000 and an increase in reserves of $150,000.

(ii) At 31 December 2004
A decrease in retained earnings of $10,166,000, an increase in share capital of $3,878,000 and an increase in reserves of $6,288,000.

(iii) For the year ended 31 December 2004
An increase in share-based payments expense of $8,044,000.

The effect of this on the parent entity is:

(i) At 1 January 2004
A decrease in retained earnings of $1,972,000, an increase in share capital of $1,972,000, an increase in reserves of $150,000 and an increase in non-current asset - investments of $150,000.

(ii) At 31 December 2004
A decrease in retained earnings of $3,878,000, an increase in share capital of $3,878,000, an increase in reserves of $6,287,000 and an increase in non-current asset - investments of $6,287,000.

(iii) For the year ended 31 December 2004
An increase in share-based payments expense of $1,904,000.

**(d) Tax asset and deferred tax asset**
Under previous AGAAP income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Deferred tax was not recognised in relation to amounts recognised directly in equity. The adoption of AIFRS has resulted in a change of accounting policy. The application of AASB 112 *Income Taxes* has resulted in the recognition of deferred tax liabilities on revaluations of non-current assets.

# Notes to the financial statements

for the year ended 31 December 2005

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

**(4) Notes to the reconciliations (continued)**

**(d) Deferred tax asset (continued)**

*(i) At 1 January 2004 and at 31 December 2004*

The effects on the deferred tax asset of the adoption of AIFRS on the Group are as follows (tax rate of 30%):

| | Notes | 1 January 2004 $'000 | 31 December 2004 $'000 |
|---|---|---|---|
| Adjustments arising from adoption of AASB 112 | | (2,808) | (2,804) |
| Application of AASB 112 to adjustments arising from adoption of other AASBs | | | |
| Make good allowance | (g) | 306 | 444 |
| Transfer from current tax assets | | 4,553 | - |
| Transfer from current tax liabilities | | - | 3 |
| Increase / (decrease) in deferred tax assets | | 2,051 | (2,357) |

*(iii) For the year ended 31 December 2004*

A decrease in income tax expense of $4,000.

There is no effect on the deferred tax asset of the adoption of AIFRS on the parent entity.

**(e) Financial instruments**

The Group has elected to apply the exemption from restatement of comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. It has therefore continued to apply the previous AGAAP rules to derivatives, financial assets and financial liabilities and also to hedge relationships for the year ended 31 December 2004. The adjustments required for differences between previous AGAAP and AASB 132 and AASB 139 have been determined and recognised at 1 January 2005. Refer to section 5 of this note and note 1 for further details.

**(f) Goodwill amortisation**

Under AASB 3 *Business Combinations* goodwill is no longer amortised. The effect of this on the Group is:

(i) At 1 January 2004

There has been no change to the carrying value of goodwill as at 1 January 2004.

(ii) At 31 December 2004

An increase in goodwill of $4,007,000, an increase in retained profits of $4,207,000 and a decrease in the foreign currency translation reserve of $200,000.

(iii) For the year ended 31 December 2004

A decrease in goodwill amortisation of $4,208,000.

There is no effect on the parent entity.

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

### (4) Notes to the reconciliations (continued)

**(g) Make good allowance**

An obligation exists to restore certain sites for the effect of the consolidated entity's operations. Under previous AGAAP, the cost of rectification was recognised as an expense when incurred.

In accordance with AASB 116 *Property, Plant and Equipment*, restoration costs should be recognised as part of the cost of assets and as a provision at the time of the obligating event. The effect of this on the Group is:

(i) At 1 January 2004

An increase in property, plant and equipment of $878,000, an increase in current provisions of $115,000, an increase in non-current provisions of $1,707,000, an increase in deferred tax asset of $306,000 and a decrease in retained profits of $638,000.

(ii) At 31 December 2004

An increase in property, plant and equipment of $857,000, an increase in current provisions of $115,000, an increase in non-current provisions of $2,091,000, an increase in deferred tax asset of $444,000 and a decrease in retained profits of $905,000.

(iii) For the year ended 31 December 2004
An increase in leasehold amortisation expense of $277,000 and an increase in interest expense of $130,000.

There is no effect on the parent entity.

**(h) Retained earnings**

The effect on retained earnings of the changes set out above on the Group is as follows:

| | Notes | 1 January 2004 $'000 | 31 December 2004 $'000 |
|---|---|---|---|
| Share-based payments | (c) | (2,122) | (10,166) |
| Income tax | (d) | (2,808) | (2,804) |
| Goodwill amortisation | (f) | - | 4,207 |
| Make good allowance | (g) | (638) | (905) |
| Total adjustment attributable to equity holders of the parent | | (5,568) | (9,668) |

The effect on retained earnings of the changes set out above on the parent entity is as follows:

| | Notes | 1 January 2004 $'000 | 31 December 2004 $'000 |
|---|---|---|---|
| Share-based payments | (c) | (1,972) | (3,878) |
| Total adjustment attributable to equity holders of the parent | | (1,972) | (3,878) |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

**(4) Notes to the reconciliations (continued)**

**(i) Income tax expense**

The effect on income tax expense of the changes set out above on the Group is as follows:

| | Notes | 31 December 2004 $'000 |
|---|---|---|
| Adjustments arising from adoption of AASB 112 | (d) | 4 |
| Make good allowance | (g) | 138 |
| Realised exchange differences arising from the partial settlement of a long term loan which formed part of the net investment in a foreign operation | (j) | 12,222 |
| Total adjustment attributable to equity holders of the parent | | 12,364 |

There is no effect on the parent entity.

**(j) Reclassifications not affecting retained earnings**

***Computer software***

Under previous AGAAP computer software was treated as part of property, plant and equipment. Under AASB 138 *Intangibles* from 1 January 2004 the Group is required to recognise computer software as an intangible. The effect of this on the Group is:

(i) At 1 January 2004
An increase in intangibles of $5,748,000 and a corresponding decrease in property, plant and equipment.

(ii) At 31 December 2004
An increase in intangibles of $4,198,000 and a corresponding decrease in property, plant and equipment.

There is no effect on the parent entity.

***Settlement discounts***

Under previous AGAAP settlement discounts were treated as operating expenses. Under AASB 118*Revenue* from 1 January 2004 the Group is required to recognise settlement discounts as an offset to revenue. The effect of this on the Group is:

(i) For the year ended 31 December 2004
A decrease in revenue of $3,793,000 and a corresponding decrease in sales and marketing costs.

There is no effect on the parent entity.

***Proceeds on sale of assets***

Under previous AGAAP proceeds from the sale of property, plant and equipment were treated as other revenue. Under AASB 118 *Revenue* from 1 January 2004 the Group is required to recognise any gain on sale of property plant and equipment as other revenue. The effect of this on the Group is:

(i) For the year ended 31 December 2004
A decrease in other income of $2,806,000 and a corresponding decrease in general and administration costs.

There is no effect on the parent entity.

# Notes to the financial statements
for the year ended 31 December 2005

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

**(4) Notes to the reconciliations (continued)**

**(j) Other reclassifications not affecting retained earnings (continued)**

***Intellectual property rights***
Intellectual property rights have been reclassified from other financial assets to other current assets.

(i) At 1 January 2004
An increase in other current assets of $272,000 and a corresponding decrease in other financial assets.

(ii) At 31 December 2004
An increase in other current assets of $1,603,000 and a corresponding decrease in other financial assets.

There is no effect on the parent entity.

***Realised exchange differences arising from the partial settlement of a long term loan which formed part of the net investment in a foreign operation***
The new standard AASB 121 *The Effect of Changes in Foreign Exchange Rates*, requires that on consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are to be taken to the foreign currency translation reserve ('FCTR') in shareholders' equity. When a foreign operation is sold or borrowings repaid, the related exchange differences are recognised in the income statement as part of the gain or loss on sale of that net investment. The previous standard (AASB 1012 *Foreign Currency Translation*) required the exchange differences in the FCTR relating to the disposal of any net investment in foreign entities to be taken directly to retained earnings without being recognised in the income statement.

(i) For the year ended 31 December 2004
A decrease in profit from ordinary activities before income tax expense of $40,669,000 and a decrease in tax expense of $12,222,000 due to partial settlement occurring on long term loans that formed part of the net investment in self-sustaining foreign operations.

There is no effect on the parent entity.

# Notes to the financial statements
for the year ended 31 December 2005

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

**(5) Adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*: 1 January 2005**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | 31 December 2004 $'000 | Effect of transition to AIFRS $'000 | 1 January 2005 $'000 | 31 December 2004 $'000 | Effect of transition to AIFRS $'000 | 1 January 2005 $'000 |
| **CURRENT ASSETS** | | | | | | | |
| Cash and cash equivalents | | 285,973 | - | 285,973 | 3,489 | - | 3,489 |
| Receivables | (ii) | 226,148 | (1,770) | 224,378 | 47,563 | (1,770) | 45,793 |
| Inventories | | 69,206 | - | 69,206 | - | - | - |
| Other financial assets | (i) | 6,956 | (6,956) | - | - | - | - |
| Financial assets available for sale | (i) | - | 5,567 | 5,567 | - | - | - |
| Financial assets held to maturity | (i) | - | 1,389 | 1,389 | - | - | - |
| Other current assets | | 1,603 | - | 1,603 | - | - | - |
| Tax assets | | 1,190 | - | 1,190 | - | - | - |
| **Total current assets** | | 591,076 | (1,770) | 589,306 | 51,052 | (1,770) | 49,282 |
| **NON-CURRENT ASSETS** | | | | | | | |
| Receivables | (ii) | 51,370 | (779) | 50,591 | 456,376 | (779) | 455,597 |
| Other financial assets | (i) | 12,509 | (12,509) | - | 6,692 | - | 6,692 |
| Financial assets held to maturity | (i) | - | 12,509 | 12,509 | - | - | - |
| Property, plant and equipment | | 117,462 | - | 117,462 | - | - | - |
| Deferred tax assets | | 63,342 | - | 63,342 | 30,149 | - | 30,149 |
| Intangible assets | | 72,636 | - | 72,636 | - | - | - |
| **Total non-current assets** | | 317,319 | (779) | 316,540 | 493,217 | (779) | 492,438 |
| **Total assets** | | 908,395 | (2,549) | 905,846 | 544,269 | (2,549) | 541,720 |
| **CURRENT LIABILITIES** | | | | | | | |
| Payables | (ii) | 188,323 | 104 | 188,427 | 693 | 104 | 797 |
| Interest bearing liabilities | (ii) | 166,383 | (1,922) | 164,461 | 166,283 | (1,922) | 164,361 |
| Current tax liabilities | (ii) | 59,765 | - | 59,765 | 33,204 | - | 33,204 |
| Provisions | | 22,179 | - | 22,179 | - | - | - |
| Other liabilities | | 36,783 | - | 36,783 | - | - | - |
| **Total current liabilities** | | 473,433 | (1,818) | 471,615 | 200,180 | (1,818) | 198,362 |
| **NON-CURRENT LIABILITIES** | | | | | | | |
| Provisions | | 19,401 | - | 19,401 | - | - | - |
| Other liabilities | | 41,073 | - | 41,073 | - | - | - |
| **Total non-current liabilities** | | 60,474 | - | 60,474 | - | - | - |
| **Total liabilities** | | 533,907 | (1,818) | 532,089 | 200,180 | (1,818) | 198,362 |
| **Net assets** | | 374,488 | (731) | 373,757 | 344,089 | (731) | 343,358 |
| **EQUITY** | | | | | | | |
| Contributed equity | | 282,449 | - | 282,449 | 282,449 | - | 282,449 |
| Reserves | (ii) | (34,391) | (1,980) | (36,371) | 6,287 | - | 6,287 |
| Retained earnings | (ii) | 126,430 | 1,249 | 127,679 | 55,353 | (731) | 54,622 |
| **Total equity** | | 374,488 | (731) | 373,757 | 344,089 | (731) | 343,358 |

# Notes to the financial statements

**for the year ended 31 December 2005**

## Note 34. Explanation of transition to Australian equivalents to IFRS (continued)

### (5) Adjustments on transition to AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*: 1 January 2005 (continued)

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

**(i) Investments and other financial assets**

Under AASB 132 and AASB 139 investments are classified in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. The effect of this on the Group is a decrease in other financial assets of $6,956,000, an increase in financial assets held for sale of $5,567,000, an increase in financial assets held to maturity of $1,389,000, a decrease in non-current other financial assets of $12,509,000 and an increase in non current financial assets held to maturity of $12,509,000.

There is no effect on the parent entity.

**(ii) Financial instruments: convertible subordinated bonds**

Under previous AGAAP the convertible subordinated bonds were carried at face value with related finance fees paid recognised as a financial asset. Under AIFRS this financial liability is offset by the related financial asset and the net amount carried at amortised cost which is calculated using the effective interest method.

The effect of this on the Group is a decrease in trade and other receivables of $1,770,000, a decrease in non-current receivables of $779,000, an increase in payables of $104,000, a decrease in interest bearing liabilities of $1,922,000, a decrease in reserves of $1,980,000 and an increase in retained earnings of $1,249,000.

The effect of this on the parent entity is a decrease in trade and other receivables of $1,770,000, a decrease in non-current receivables of $779,000, an increase in payables of $104,000, a decrease in interest bearing liabilities of $1,922,000 and a decrease in retained earnings of $731,000.

# Directors' declaration

**for the year ended 31 December 2005**

In the directors' opinion:

(a) the financial statements and notes set out on pages 1 to 76 are in accordance with the Corporations Act 2001 including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 33 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 33.

The directors have been given declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

DJ Simpson
Chairman

Sydney
21 February 2006



**PricewaterhouseCoopers**
**ABN 52 780 433 757**

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

# Independent audit report to the members of Aristocrat Leisure Limited

## Audit opinion

In our opinion:

1. the financial report of Aristocrat Leisure Limited:

    - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Aristocrat Leisure Limited and the Aristocrat Group (defined below) as at 31 December 2005, and of their performance for the year ended on that date, and
    - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained in pages 9 to 26 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and Class Order 06/50 issued by the Australian Securities and Investments Commission.

This opinion must be read in conjunction with the rest of our audit report.

## Scope

**The financial report, remunerations disclosures and directors' responsibility**

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Aristocrat Leisure Limited (the company) and the Aristocrat Group (the consolidated entity), for the year ended 31 December 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 9 to 26 of the directors' report, as permitted by Class Order 06/50.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.



**Audit approach**

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and Class Order 06/50. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and Class Order 06/50.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

## Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

R L Gavin
Partner

Sydney
21 February 2006






ARISTOCRAT



# Aristocrat Leisure Limited

## Welcomes you to our Results Presentation


ARISTOCRAT


ARISTOCRAT

# Aristocrat Leisure Limited

## Results for the Year Ended 31 December 2005

Chief Executive Officer
& Managing Director
**Paul Oneile**

Chief Financial Officer
**Simon Kelly**


ARISTOCRAT

# Agenda

Introduction
Review of Financials
Review of Operations
Business Objectives
Growth Framework Update
Outlook



# Summary of Results

- Total Revenue $1,317 million – up 15.3%
- Profit After Tax $244.3 million – up $102.1 million
- Strong international growth – 75.1% of segment profit
- Operating cash flow $393.2 million – up $143.2 million
- Final dividend – 20 cps fully franked vs prior 4 cps unfranked
- Ongoing proactive capital management



# Review of Financials

# Actual vs Guidance PAT

| | $m |
|---|---|
| **Guidance ($225m-$240m) Mid Point** | **232.5** |
| South African sale delayed to 2006 | (6.0) |
| Employee benefit adjustment | (5.1) |
| US Hurricane | (5.3) |
| Russian market | (1.4) |
| Legal costs | (4.2) |
| Incremental Japanese contribution | 25.0 |
| Trading in other regions | 8.8 |
| **Actual Reported Result** | **244.3** |



# AIFRS

| | 2005 $m | 2004 $m | Variance % |
|---|---|---|---|
| Profit After Tax pre AIFRS | 248.1 | 174.7 | 42.0% |
| Intangibles | 3.3 | 4.2 | |
| Share Based Payments | (7.7) | (8.0) | |
| Foreign Exchange | - | (28.5) | |
| Other | 0.6 | (0.2) | |
| Profit After Tax post AIFRS | 244.3 | 142.2 | 71.8% |

# Income Statement

| | 2005 $m | 2004 $m | Variance % |
|---|---|---|---|
| **Total Revenue** | 1,317.0 | 1,142.3 | 15.3% |
| **Gross Profit** | 679.9 | 554.4 | 22.6% |
| *GP%* | *51.6%* | *48.5%* | *3.1 Points* |
| **Expenses** | 336.7 | 338.4 | -0.5% |
| **EBIT** | 358.4 | 230.0 | 55.8% |
| **Profit Before Tax** | 363.9 | 225.5 | 61.4% |
| **Income Tax Expense** | 119.6 | 83.3 | 43.6% |
| *Effective Rate* | *32.9%* | *36.9%* | *4.0 Points* |
| **Profit After Tax** | 244.3 | 142.2 | 71.8% |



2005 vs 2004 EBIT
EBIT A$m
440
420
400
380
360
340
320
300
280
260
240
220
$230.0m
+$40.7m
+$78.6m
+$56.8m
+$11.0m
+$4.2m
+$1.9m
-$7.8m
+$3.2m
-$20.5m
-$24.0m
-$15.8m
$358.4m
FY 2004 EBIT
Realised AIFRS FX Adjustment
Volume
Price/Mix
Cost of Sales
Other Net Margin
Other Revenue
R&D
Agent Commissions
Selling, Marketing & Distribution
General / Administration
Translational FX
FY 2005 EBIT

# Key Drivers of EBIT Improvement

- Global volume growth
- Improved pricing
- Cost efficiencies
- Leverage of fixed cost structures
- Offset by infrastructure investment, higher legal and employee benefit provisioning

# Segment Revenue* Split


2004 Segment Revenue by region
Other
13%
Australia
25%
$1134.9
million
North
America
32%


2005 Segment Revenue by region
Other
12%
Australia
21%
$1300.3
million
North
America
38%

* Revenue excluding interest

# Segment Contribution Profit* Split


2004 Segment Contribution Profit by region
Other
14%
Australia
30%
$319.9
million
North
America
32%


2005 Segment Contribution Profit by region
Other
12%
Australia
25%
$428.7
million
North
America
43%

* Excludes unallocated expenses, interest and tax



# Management Cash Flow

| | 2005<br>$ m | 2004<br>$ m |
|---|---|---|
| **Net cash/(debt) - opening balance** | **119.6** | **(70.2)** |
| EBIT | 358.4 | 230.0 |
| Depreciation and amortisation | 39.7 | 35.9 |
| **EBITDA** | **398.1** | **265.9** |
| Net (profit)/loss on sale of non-current assets | (0.1) | 0.7 |
| Net foreign exchange differences | 2.5 | 40.2 |
| Net interest received/(paid) | 6.6 | (2.6) |
| Expensing of costs of share based payments | 7.7 | 8.0 |
| Net tax paid | (65.9) | (52.3) |
| Change in operating assets and liabilities | 44.3 | (9.9) |
| **Net cash inflow from operating activities** | **393.2** | **250.0** |
| Net cash outflow from investing activities | (36.9) | (47.4) |
| Proceeds from share issues and exercise of options | 15.2 | 19.9 |
| Payments for shares bought back | (102.4) | (10.7) |
| Payment for capital return | (100.4) | - |
| Payments to employee share trust | (26.0) | - |
| Repayment of borrowings | (0.1) | - |
| Dividends paid | (66.7) | (29.6) |
| **Movement in net cash** | **75.9** | **182.2** |
| Effects of exchange rate changes on net cash | (11.8) | 7.6 |
| **Net cash - closing balance** | **183.7** | **119.6** |



Working Capital
Net Working Capital - % of Last 12 Months Revenue
% of LTM Revenue
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05

# Capital Management

**Objectives**

- Maintain conservative funding structure
- Strategic and operational flexibility
- Pro-active approach

**Strong Ongoing Financial Capacity/Flexibility**

- Substantial cash on hand, strong cash flows
- New syndicated $300 million bank facilities established
- Convertible bonds called – remain subject to legal action
- Expectation of solid future cash flow, low capital demands



# Capital Management

**2005 Dividends**

- Total 30 cps fully franked vs 8 cps unfranked in prior year
- Dividend Reinvestment Plan does not operate
- Franking outlook remains positive

**Capital Return**

- $100 million - completed July 2005

**On-market Share Buyback**

- $130 million of the total $200 million programs completed to date

**Employee Share Based Contingent Obligations**

- 2.9 million shares acquired via Trust structure
- Contingent obligations approximate 6.2 million shares

# Key Financials and Ratios

| | 2005 $m | 2004 $m |
|---|---|---|
| EBITDA | 398.1 | 265.9 |
| EBIT | 358.4 | 230.0 |
| Working Capital/Revenue (%) | 3.4% | 9.4% |
| Operating Cash Flow | 393.2 | 250.0 |
| Operating Cash Flow/Revenue (%) | 29.9% | 21.9% |
| Net Cash | 183.7 | 119.6 |
| Debt/EBITDA | 0.4X | 0.6X |
| EBITDA/Interest Expense | 35.4X | 22.3X |
| Return on Equity | 69.5% | 38.0% |
| Fully Diluted EPS (cents) | 51.1 | 29.2 |

# Segment Review



# Australia

| | 2005 $m | 2004 $m | Variance % |
|---|---|---|---|
| **Segment Revenue** | 271.1 | 283.8 | (4.5)% |
| **Segment Contribution Profit** | 106.8 | 96.7 | +10.4% |
| **Segment Margin** | 39.4% | 34.1% | +5.3 Pts |

- Operating environment remains difficult
- Profit and margin improvement
- Unit sales down 19.5%, conversions up 13.5% reflecting business strategy
- Margin improvement reflects improved product mix and cost initiatives
- Replacement cycle at historic lows
- Success of new products – *Xtreme*™ *MysteryLink*™ and *Corrida de Toros*™
- Focus on premium products and cost efficiencies



# Initiatives and Outlook - Australia

## KEY STRATEGIES

- Premium product focus
- Hardware to software strategy
- Recurring revenue
- Cashless technology
- Ongoing business efficiency and cost reduction

## OUTLOOK

- Stable revenue with improving margins
- Well placed for any upturn in market


ARISTOCRAT

# North America

| | 2005 $m | 2004 $m | Variance % |
|---|---|---|---|
| **Segment Revenue** | **498.9** | **368.3** | **+35.5%** |
| **Segment Contribution Profit** | **182.3** | **102.3** | **+78.2%** |
| **Segment Margin** | **36.5%** | **27.8%** | **+8.7 Pts** |

- Standout performance
- Margin improvement reflects improved pricing, revenue mix and leverage of fixed costs
- Unit sales increased 43.1% to 17,613
- Recurring revenue units increased to 6,159 (up 16.3%) at US$53/day
- Total participation recurring revenue up 40.7% to US$108.5 million
- Solid systems sales – revenue up 7.9%



# Initiatives and Outlook – North America

## KEY STRATEGIES

- Continue to capitalise on product performance and overall momentum
- Participation revenue and outright sale focus
- Low denomination strategy
- Enhance product range – multi-site progressive, stepper, slant top, multi-terminal product, PokerTek
- Content licensing
- Key account focus

## OUTLOOK

- Continuing growth in unit sales and participation revenue
- Favourable impact of new product lines
- Systems business relatively flat



# Japan

| | 2005 $m | 2004 $m | Variance % |
|---|---|---|---|
| **Segment Revenue** | 373.7 | 336.8 | +11.0% |
| **Segment Contribution Profit** | 88.0 | 75.9 | +15.9% |
| **Segment Margin** | 23.5% | 22.5% | +1.0 Pts |

- Lower inventory provisioning offset by higher trade-ins impacted margin
- 98,000 games sold
- Success of *Streetfighter 2*™ and *Kyojin-no-hoshi 3*™
- Opened Osaka office and expanded Tokyo office



# Initiatives and Outlook - Japan

**KEY STRATEGIES**

- Optimisation of Regulation 4 sales
- Development and approval of Regulation 5 compliant games
- Licensing opportunities
- Positioning for casino trial

**OUTLOOK**

- Short term dependent on sale of additional *Kyojin-no-hoshi 3*™ production run
- Approval and launch of Regulation 5 cabinet and games
- Performance contingent on market acceptance of Regulation 5 games
- Medium term confidence

# Other Markets

| | 2005<br>$m | 2004<br>$m | Variance<br>% |
|---|---|---|---|
| **Segment Revenue** | 156.6 | 146.0 | +7.3% |
| **Segment Contribution Profit** | 51.6 | 45.0 | +14.7 % |
| **Segment Margin** | 33.0% | 30.8% | +2.2 Pts |

- Revenue growth in Asia-Pacific, New Zealand and South Africa
- Strong market shares in new markets
- Macau remains standout performer in Asia-Pacific
- New Zealand growth despite impact of new legislation and regulations
- South Africa recorded significant growth in an expanding market
- Russian market stalled
- Remainder of Europe showed strong growth
- South America prior year benefited from recoveries on legacy contracts



# Initiatives and Outlook – Other Markets

**KEY STRATEGIES**

- Focus on emerging opportunities:
  - Asia – Macau, Malaysia, Singapore, South Korea, Thailand, Philippines, Cambodia
  - Europe – Russia, UK
  - South America – Argentina, Chile, Peru, Brazil, Mexico, Panama
- Low risk distribution model in emerging markets

**OUTLOOK**

- Continue to achieve substantial share of new market opportunities
- "Lumpy" but high growth results dependent on timing of new opportunities and resolution of Russian regulatory environment



# Business Objectives

- Continue to improve returns in Australia and NZ
- Grow North American business
- Successfully transition to Regulation 5 in Japan
- Obtain significant market share in all emerging markets
- Enhance R&D resourcing
- Maintain focus on business and cost efficiencies
- Continue cultural change program



# Growth Framework - Update

| | |
|---|---|
| **Global gaming market growth potential** | • Remains substantial<br>• Estimated 5-15% pa compound growth over next 5 years<br>• Significant opportunities in 2007 and beyond |
| **Leverage core competencies** | • Focus on video slots, content and systems<br>• Infrastructure and licenses to support broader product range |
| **Focus on organic opportunities** | • Highest payback<br>• Market is consolidating<br>• New technologies |
| **Lower risk model** | • Continuation<br>• Remains key objective – nil compromise<br>• Results demonstrate the benefits |
| **Targeted M&A principles** | • Active business development team<br>• Product line extensions – Electroncek, PokerTek<br>• South African strategic partner<br>• Extension of patent portfolio and product base |



# Outlook

**Key Factors impacting Outlook**

**2006 - Continued share and profit growth**
**Major influences on outcome:**

- Australian replacement cycle
- North America – market subdued, but growing
- Japanese Regulation 5 acceptance
- Russian regulatory environment

**Future - Strong growth potential**

- Global market expansion provides enhanced opportunities
- Full momentum of multi-terminal product range
- New technologies



# Summary

- Revenue up 15.3% to $1.3 billion
- Profit after tax of $244.3 million
- Strong operating cash flow – 29.9% of revenue
- Cash exceeds debt by $183.7m
- Final dividend of 20 cents per share, fully franked
- Ongoing capital management initiatives
- Shareholder value emphasis

# Aristocrat Leisure Limited

## Thank You

## Questions?


ARISTOCRAT


ARISTOCRAT

# Appendix - Revenue* Split



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Other
North America
Australia
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05


* Revenue excluding interest

# Appendix - Receivables



Receivables - % of Last 12 Months Revenue
% of LTM Revenue
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05

# Appendix - Inventories



Inventories - % of Last 12 Months Revenue
% of LTM Revenue
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05


17

*Rule 3.19A.2*



# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| Name of entity: ARISTOCRAT LEISURE LIMITED |
|---|
| ABN 44 002 818 368 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| Name of Director | ROGER ANDREW DAVIS |
|---|---|
| Date of last notice | 7 OCTOBER 2005 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| Direct or indirect interest | DIRECT |
|---|---|
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 27 FEBRUARY 2006 |
| **No. of securities held prior to change** | 200 |
| **Class** | ORDINARY |
| **Number acquired** | 1,031 |
| **Number disposed** | NIL |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $11,712.56 |
| **No. of securities held after change** | 1,231 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | ON MARKET PURCHASE UNDER NON-EXECUTIVE DIRECTOR SHARE PLAN |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NOT APPLICABLE |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.


ARISTOCRAT


SEC MAIL PROCESSING
RECEIVED
APR 1 3 2006
WASH. D.C.
160
SECTION

# ARISTOCRAT LEISURE LIMITED ACQUIRES INTEREST IN POKERTEK, INC

**Sydney, 1 March 2006**

Aristocrat Leisure Limited (ASX: ALL) today announced that it has acquired just under 10% of the issued common stock of PokerTek, Inc. ("PokerTek") (NASDAQ: PTEK) for USD8.6 million (AUD11.7 million) pursuant to agreements which contained conditions to the acquisition of the common stock which have now been satisfied. In accordance with those agreements, the acquisition price per share was calculated as a 30-day moving average of the share price of PokerTek prior to January 20, 2006.

PokerTek is based in Charlotte, North Carolina. PokerTek listed on the NASDAQ National Market in 2005 to develop and market an electronic poker table designed to provide a fully automated poker room environment to Native American casinos, commercial casinos and card clubs.

Aristocrat has also signed a 10 year distribution agreement with PokerTek permitting Aristocrat to place PokerTek's interactive, electronic PokerPro™ table systems in casinos across the globe.

Under the terms of the agreement, Aristocrat will have exclusive rights to offer PokerTek's PokerPro™ tables and other PokerPro™-branded technology solutions to gaming venues globally with the exception of most United States and Canadian gaming jurisdictions, where PokerTek places product directly.

Paul Oneile, Aristocrat's Chief Executive Officer and Managing Director said: "our arrangement with PokerTek is part of our strategy to broaden our product base, in this case to table games. The Aristocrat-PokerTek Agreement allows us to offer a cutting-edge poker table system known as PokerPro™ to our customers around the world and capitalize on the incredible popularity of poker".

"PokerPro™ is an innovative electronic poker table which provides players with a superior gaming experience. The product is rapidly gaining acceptance because it delivers more hands per hour, eliminates player and dealer mistakes, and removes the need for dealer tipping."

**Enquiries**


| | |
|---|---|
| **Financial:** | Simon Kelly (612) 9413 6601<br>Chief Financial Officer |
| **Media:** | Tim Allerton (61) (0) 412 715 707<br>City Public Relations |


**Aristocrat Leisure Limited** is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

**PokerTek, Inc.** headquartered in Charlotte, N.C., was formed to develop and market the PokerPro™ system, an electronic poker table designed to provide a fully automated poker room environment to Native American casinos, commercial casinos, and card clubs. The PokerPro™ system was developed to increase casino revenue by increasing hands per hour, while helping to reduce labor costs within poker rooms. For more information, please visit the company's website at http://www.PokerTek.com or contact Becca Bernstein at 704-849-0860 ext. 119.





# S&P RATING

**Sydney, 27 March 2006**

Standard & Poor's released the following press release today:

"Standard & Poor's Rating Services today placed its BB+ long-term corporate credit rating on Aristocrat Leisure Ltd. on CreditWatch with positive implications, reflecting the company's improved business and financial profile in the past 18 months.

*"Importantly, Aristocrat has performed well in all its key markets of Australia, North America and Japan, and has good prospects in developing gaming markets such as Macau,"* said credit analyst Peter Sikora, Corporate & Infrastructure Finance Ratings group. *"The strength and diversity of these operations, which also benefit from Aristocrat's good product range and strong track record of game development, underpin Aristocrat's sound and more sustainable financial profile. Management's commitment to maintain conservative financial-policy parameters should ensure strong cash flow-protection measures. In addition, any upward rating movement would factor in an expectation of Aristocrat's effective management of a range of contingent litigation-related liabilities."*

Resolution of the CreditWatch is anticipated following completion of Standard & Poor's rating review. If the rating were to be raised, it would be limited to a one-notch upgrade to BBB-.

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search.

Ratings are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities. Standard & Poor's (Australia) Pty. Ltd. does not hold an Australian financial services license under the Corporations Act 2001. Any rating and the

information contained in any research report published by Standard & Poor's is of a general nature. It has been prepared without taking into account any recipient's particular financial needs, circumstances, and objectives. Therefore, a recipient should assess the appropriateness of such information to it before making an investment decision based on this information.

Primary Credit Analyst: Peter Sikora, Melbourne (61) 3-9631-2094; peter_sikora@standardandpoors.com
Secondary Credit Analyst: Jeanette Ward, Melbourne (61) 3-9631-2075; jeanette_ward@standardandpoors.com

Analytic services provided by S&P Ratings Services ("Ratings Services") are the result of separate activities designed to preserve the independence and objectivity of ratings opinions. The credit ratings and observations contained herein are solely statements of opinion and not statements of fact or recommendations to purchase, hold, or sell any securities or make any other investment decisions. Accordingly, any user of the information contained herein should not rely on any credit rating or other opinion contained herein in making any investment decision. Ratings are based on information received by Ratings Services. Other divisions of Standard & Poor's may have information that is not available to Ratings Services. Standard & Poor's has established policies and procedures to maintain the confidentiality of non-public information received during the ratings process.

Ratings Services receives compensation for its ratings. Such compensation is normally paid either by the issuers of such securities or third parties participating in marketing the securities. While Standard & Poor's reserves the right to disseminate the rating, it receives no payment for doing so, except for subscriptions to its publications. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees."



**Enquiries**

**Financial:** Simon Kelly (612) 9413 6601
Chief Financial Officer

**Media:** Tim Allerton (61) (0) 412 715 707
City Public Relations

**Aristocrat Leisure Limited** is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

ARISTOCRAT

**ARISTOCRAT LEISURE LIMITED**
ACN 002 818 368

71 Longueville Road, Lane Cove NSW 2066
PO Box 808, Lane Cove NSW 1595
Telephone: +61 2 9413 6300
Facsimile: +61 2 9413 6300
ASX Code: ALL
Website: www.aristocratgaming.com

Dear Shareholder

## 2006 ANNUAL GENERAL MEETING

On behalf of the Board, I am pleased to invite you to attend the 2006 Annual General Meeting (AGM) of Aristocrat Leisure Limited. In this mail out for the AGM, you will find:

- The Notice of Annual General Meeting and Explanatory Memorandum,
- The 2005 Annual Report (incorporating the 2005 Financial Report) unless you have elected not to receive this report,
- Nevada Regulatory Information for Shareholders,
- A Proxy Form, and
- A reply paid envelope for lodging your proxy form or pre-registering your attendance (if you are attending the AGM) and/or sending any questions you may have for the AGM.

The AGM will be held at 10:30am on Tuesday 2 May 2006 at Ballroom 1, Star City, 80 Pyrmont Street, Sydney, New South Wales, Australia. After the meeting you are welcome to join the Board for morning tea and refreshments.

You may also view the AGM via a live webcast via our website at www.aristocratgaming.com

### Business of the AGM

The business of the AGM is set out in the Notice of AGM. The Notice of AGM and Explanatory Statement contains important information in relation to the matters to go before shareholders at the meeting.

### Attendance

I encourage you to attend the AGM. To assist the Company in planning for the meeting, may I suggest you **pre-register** your attendance by contacting Link Market Services on (02) 8280 7138 or by sending the attendance slip at the bottom of this page using the reply paid envelope. Please note that it is not necessary to pre-register for the AGM but this will assist us in catering for the expected number of shareholders who will be attending the meeting. **If you are attending the AGM, please bring this letter with you on the day to assist us in registering your attendance for the meeting.** The registration desk will be open from 9:30am. If you are not able to attend the AGM, you may wish to appoint a **proxy** to attend and vote at the meeting in your place. Please refer to the Notice of AGM for requirements in relation to appointing a proxy.

### Shareholder Questions

If you have a question for the Board or for PricewaterhouseCoopers (the Company's external auditor) that you would like to raise at the AGM, you may submit your question(s) to Aristocrat prior to the meeting. While we encourage shareholders to submit questions in advance, we cannot undertake to address all questions submitted due to time constraints. Shareholders attending the AGM will also be able to ask questions at the meeting.

The Board and I look forward to your attendance at the AGM.

Yours faithfully

**David Simpson**
**Chairman**



---

☐ I will be attending the 2006 AGM of Aristocrat Leisure Limited

☐ I have attached issues/questions

*(Please attach any issues/questions you have to this slip and enclose in the reply paid envelope provided)*

# Nevada Regulatory Disclosure

The Nevada Gaming Commission has requested that the following be brought to the attention of shareholders.

**Summary of the Nevada Gaming Regulations**

The manufacture, sale and distribution of gaming devices and cashless wagering systems for use or play in Nevada and the operation of slot machine routes and inter-casino linked systems are subject to:

i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and
ii) various local ordinances and regulations.

Gaming and manufacturing and distribution operations in Nevada are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board") and various other county and city regulatory agencies, collectively referred to as the "Nevada Gaming Authorities."

# Nevada Regulatory Disclosure

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things:

i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming, manufacturing or distributing activities at any time or in any capacity;

ii) the establishment and maintenance of responsible accounting practices and procedures;

iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

iv) the prevention of cheating and fraudulent practices; and

v) providing a source of state and local revenues through taxation and licensing fees.

Aristocrat Leisure Limited ("the Company") is registered with the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to directly or indirectly own the stock of four subsidiaries (collectively, the "Operating Subsidiaries"), two that have been licensed as a manufacturer and distributor, one that has been licensed as a manufacturer, distributor and operator of a slot machine route and one that has been licensed as an operator of an inter-casino linked system. A manufacturer's and distributor's license permits the manufacturing, sale and distribution of gaming devices and cashless wagering systems for use or play in Nevada or for distribution outside of Nevada. A license as an operator of a slot machine route permits the placement and operation of gaming devices upon the business premises of other licensees on a participation basis and also permits the operation of inter-casino linked systems consisting of gaming devices only. A license as an operator of an inter-casino linked system permits the operation of a network of electronically interfaced similar games which are located at two or more licensed gaming establishments that are linked to conduct gaming activities, contests or tournaments.

If it were determined that the Nevada Act was violated by the Company or the Operating Subsidiaries, the registration of the Company and the licenses of the Operating Subsidiaries could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, the Operating Subsidiaries and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission.

## Nevada Regulatory Disclosure

Any beneficial owner of a Registered Corporation's voting securities (in the case of the Company its ordinary shares), regardless of the number of voting securities owned, may be required to file an application, be investigated, and have his suitability as a beneficial owner of the Registered Corporation's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the state of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires a beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires the beneficial ownership of more than 10%, but not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. The applicant is required to pay all costs of investigation incurred by the Nevada Gaming Authorities.

The Nevada Act provides that any person who fails or refuses to apply for a finding of suitability or a licence within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record holder (in the case of the Company a registered holder) if the record owner, after request, fails to identify the beneficial owner.

Any person found unsuitable and who holds, directly or indirectly, any of the voting securities of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offence under Nevada law. A Registered Corporation can be sanctioned, including the loss of its approvals if, after it receives notice that a person is unsuitable to be the holder of the voting securities of the Registered Corporation or to have any other relationship with the Registered Corporation, it:

i) pays that person any dividend or interest upon its voting securities,
ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,
iii) pays remuneration in any form to that person for services rendered or otherwise, or
iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

## Nevada Regulatory Disclosure

The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it:

(i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever;

ii) recognizes any voting right by such unsuitable person in connection with such securities;

iii) pays the unsuitable person remuneration in any form; or

iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

A Registered Corporation may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On June 21 2001, the Nevada Commission granted the Company prior approval to make public offerings for a period of two years subject to certain conditions ("Shelf Approval"). However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. An application to renew the Shelf Approval (which can only be issued for a maximum term of two years) is being lodged with the Commission.

**A more complete summary of the Nevada Act is available on request from:**


**The Secretary**
**Aristocrat Leisure Limited**
**71 Longueville Road Lane Cove**
**NSW 2066 Australia**

**Telephone: 9413 6300**
**Fax: 9420 1352**


**Version 3 - amended February 2003**



ARISTOCRAT


23

NOTICE OF ANNUAL GENERAL MEETING
AND EXPLANATORY STATEMENT

TUESDAY 2 MAY 2006

aristocrat


ARISTOCRAT


SEC MAIL PROCESSING
RECEIVED
APR 1 3 2006
WASH. D.C.
160
SECTION

# Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the Members of the Company will be held at the time and location, and to conduct the business, specified below:

Date: Tuesday, 2 May 2006
Time: 10.30 a.m.
Location: Ballroom 1
Star City
80 Pyrmont Street
Pyrmont NSW 2009

The Annual General Meeting of the Members of the Company can be viewed on the Company's website at www.aristocratgaming.com.

## Business

### Financial Statements

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

#### Resolution 1

"That the Financial Report of the Consolidated Entity in respect of the year ended 31 December 2005 and the Directors' and Auditors' Reports thereon, be received by the Members of the Company".

**The Board of Directors recommends that shareholders vote in favour of Resolution 1.**

(Refer to the Explanatory Statement annexed for more details).

### Election of Directors

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

#### Resolution 2

"That Mr W. M. Baker who, in accordance with clause 12.3 of the Constitution of the Company, retires from office and, being eligible, offers himself for re-election, be re-elected a Director of the Company".

**The Board of Directors recommends that shareholders vote in favour of Resolution 2.**

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

#### Resolution 3

"That Ms S.A.M. Pitkin (who was appointed a Director since the last Annual General Meeting of the Company pursuant to clause 12.10 of the Constitution of the Company) and, being eligible, offers herself for re-election in accordance with clause 12.11 of the Constitution of the Company, be elected a Director of the Company".

**The Board of Directors recommends that shareholders vote in favour of Resolution 3.**

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

#### Resolution 4

"That Mr R.A. Davis (who was appointed a Director since the last Annual General Meeting of the Company pursuant to clause 12.10 of the Constitution of the Company) and, being eligible, offers himself for re-election in accordance with clause 12.11 of the Constitution of the Company, be elected a Director of the Company".

**The Board of Directors recommends that shareholders vote in favour of Resolution 4.**

(Refer to Explanatory Statement annexed for more details).

### Approval of Participation by Mr P.N. Oneile in the 2006 Long Term Performance Share Plan

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

#### Resolution 5

"That Mr P.N. Oneile, Managing Director and Chief Executive Officer, be granted 198,003 performance share rights pursuant to the Company's Long Term Performance Share Plan in the manner set out in the Explanatory Statement to this Notice of Meeting and that this be approved for all purposes, including for the purpose of ASX Listing Rule 10.14".

#### Short Explanation

Shareholders have previously approved annual grants of performance share rights pursuant to the Company's Long Term Performance Share Plan ("PSP") to Mr Oneile. The PSP is summarised in the Explanatory Statement. The Board of Directors recommends the allocation of 198,003 performance share rights to Mr Oneile in respect of 2006. The ultimate allocation of shares to Mr Oneile pursuant to such performance share rights will depend on the Company's performance over a three year period which commenced on 1 January 2006.

**The Board of Directors recommends that shareholders vote in favour of Resolution 5.**

(Refer to the Explanatory Statement annexed for more details).

### Remuneration Report

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

**Resolution 6**

"That the Remuneration Report for the Company (included in the Directors' Report) for the year ended 31 December 2005 be adopted."

**Short Explanation**

The Remuneration Report for the financial year ended 31 December 2005 is set out in the Directors' Report and appears on pages 40 to 51 of the 2005 Annual Report. It is also available on the Company's website, www.aristocratgaming.com. The Remuneration Report sets out, in detail, the Company's policy for determining the remuneration for Directors and senior executives. It includes information on the elements of remuneration that are performance based, the performance hurdles that apply and the methodology that is used to assess satisfaction of those performance hurdles. Whilst the *Corporations Act 2001* requires Resolution 6 to be put to a vote, the Resolution is advisory only and does not bind the Directors or the Company.

**The Board of Directors recommends that shareholders vote in favour of Resolution 6.**

(Refer to the Explanatory Statement annexed for more details).

**Amendment of Constitution**

To consider and, if thought fit, pass the following resolution as a Special Resolution:

**Resolution 7**

"That, effective as of the close of the 2006 Annual General Meeting, the Company's Constitution be amended to add new clause 18.14B and 18.14C as follows:

18.14B Unless the Directors determine otherwise all dividends which are unclaimed after six months from the date of payment of the relevant dividend are to be automatically reinvested in additional shares in the Company in the name of the shareholder to whom or to which the unclaimed dividend was directed. The issue price for the additional shares is to be the last sale price of the Company's shares on the ASX on the first ASX trading day following the expiration of the six months from the payment date of the relevant dividend. The Company Secretary is appointed as attorney to execute all documents and do all things required to effect the reinvestment.

18.14C If the Directors determine that clause 18.14B is not to apply, all dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the Company until claimed or otherwise disposed of according to law."

**Short Explanation**

The Board of Directors proposes to modify the Company's existing Constitution as indicated. The Directors believe that the investment of unclaimed dividends in the manner suggested is in the interests of those shareholders to whom this provision would apply.

**The Board of Directors recommends that shareholders vote in favour of Resolution 7.**

(Refer to the Explanatory Statement annexed for more details).

**Voting Exclusion Statement**

The Company will disregard any votes cast on Resolution 5 by a Director of the Company and by any associate of any such person.

The Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions to vote on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

**Determination of Entitlement to Attend and Vote**

For the purposes of determining entitlement to vote at this meeting, shares will be taken to be held by the persons who are registered as members at 10.00 a.m. Sydney time on Sunday, 30 April 2006.

By order of the Board

B. J. Yahl
Company Secretary
Sydney
30 March 2006

**Proxies**

A Member entitled to attend and vote at the meeting is entitled to appoint a proxy. If a Member is entitled to cast two or more votes, the Member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

An instrument appointing a proxy must be signed by the Member appointing the proxy or by the Member's attorney duly authorised in writing or, if the Member is a corporation, under seal or such other means as is contemplated by the *Corporations Act 2001* and the Member's constitution. A proxy need not be a Member of the Company.

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed may be lodged:

- by mail (address the envelope to: Aristocrat Leisure Limited, C/- Link Market Services Limited, Locked Bag A14, PO Sydney South, New South Wales 1235, Australia); or
- by fax directed to the Company Secretary, Aristocrat Leisure Limited and sent to fax number (02) 9420 1352 or sent to the Registrar's fax number (02) 9287 0309; or
- by delivery to: -
  - the Company Secretary of Aristocrat Leisure Limited, 71 Longueville Road, Lane Cove, New South Wales 2066, Australia; or
  - the Share Registry - Link Market Services Limited, Level 12 Ernst & Young Building, 680 George Street, Sydney, New South Wales 2000, Australia.

**A proxy form must be received not later than 48 hours before the time for holding the meeting, otherwise it will be invalid.**

A proxy form, which is signed under power of attorney or other authority, must be accompanied by that power of attorney or authority or a copy of that power of attorney or authority certified as a true copy by statutory declaration, unless it has previously been produced to the Share Registry.

## Explanatory Statement

### Resolution 1

**Financial Statements**

This resolution calls for Members to resolve formally to receive the Financial Report for the year ended 31 December 2005 (which includes all the financial statements and notes) and the Reports of the Directors and the Auditor. The Auditor will be in attendance at the Meeting and can answer questions on the conduct of the audit and the contents of their Report.

### Resolution 2

**Re-election of Director**

Clause 12.3 of the Company's Constitution requires that a Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for re-election. Mr Baker was last elected as a Director of the Company on 15th April 2003 and accordingly is required to submit for re-election. The Board of Directors recommends that Mr Baker be considered for re-election.

**Mr William (Bill) Morris Baker**

Age: 66 Years
Occupation: Company Director
Academic and professional qualifications:
Bachelor of Arts, University of Virginia, United States of America.
Business Experience:
Mr Baker is a former Assistant Director of the Federal Bureau of Investigation and a former President of the Motion Picture Association. He is a Director of the J Edgar Hoover Foundation and Fortress Global Investigations Inc. He has been a Director of the Company since May 1999 and is the Chair of the Regulatory and Compliance Committee and a member of the Nomination and Governance Committee.

### Resolution 3

**Re-election of Director**

Clause 12.11 of the Company's Constitution provides that any Director appointed pursuant to clause 12.10 of the Company's Constitution holds office until the next annual general meeting of the Company and is then eligible for re-election. Ms Pitkin was appointed a Director of the Company on 20 June 2005 following receipt of the necessary regulatory approvals and is accordingly eligible for re-election in accordance with clause 12.11. The Board of Directors recommends that Ms Pitkin be considered for re-election.

**Ms Sally Anne Majella Pitkin**

Age: 46 Years
Occupation: Solicitor and Company Director
Academic and professional qualifications:
Bachelor of Laws, Queensland Institute of Technology, Master of Laws, Queensland University of Technology.
Business Experience:
Ms Pitkin is Special Counsel (a former partner) of Clayton Utz in Brisbane. Ms Pitkin is the Chairman of National Leisure and Gaming Limited and is a former Director of Australian Leisure and Hospitality Group Limited, Ceramic Fuel Cells Limited, Golden Casket Lottery Corporation Ltd, Grainco Limited and Employment National Limited. Ms Pitkin is a member of the Company Law Committee of the Queensland Law Society and the Law Council of Australia. Ms Pitkin has been a Director of the Company since 20 June 2005 and is a member of the Nomination and Governance Committee, the Regulatory and Compliance Committee and the Remuneration Committee.

### Resolution 4

**Re-election of Director**

Clause 12.11 of the Company's Constitution provides that any Director appointed pursuant to clause 12.10 of the Company's Constitution holds office until the next annual general meeting of the Company and is then eligible for re-election. Mr Davis was appointed a Director of the Company on 20 June 2005 following receipt of the necessary regulatory approvals and is accordingly eligible for re-election in accordance with clause 12.11. The Board of Directors recommends that Mr Davis be considered for re-election.

**Mr Roger Andrew Davis**

Age: 54 Years
Occupation: Company Director
Academic and professional qualifications:
Bachelor of Economics (Honours), Sydney University, Master of Philosophy, University of Oxford, United Kingdom.
Business Experience:
Mr Davis is Consulting Director – Investment Banking at NM Rothschild & Sons (Australia) Limited, the Chairman of Pengana Managers Limited, the Chairman of Korea Exchange Bank Australia Limited and a Director of Macquarie Office Management Limited. Mr Davis was a senior executive at Citicorp and CitiGroup Inc in the United States and Japan and was a senior executive at ANZ Banking Group Limited. Mr Davis has been a Director of the Company since 20 June 2005 and is a member of the Audit Committee and the Nomination and Governance Committee.

### Resolution 5

#### Approval of Participation by Mr P.N. Oneile in the 2006 Long Term Performance Share Plan

The Board of Directors recommends the allocation of 198,003 performance share rights to Mr Oneile in respect of the 2006 calendar year. If this resolution is passed, the grant of 198,003 performance share rights will be part of Mr Oneile's remuneration for 2006. However, the ultimate allocation of shares to Mr Oneile pursuant to such performance share rights will depend on the Company's performance over a three year period which commenced on 1 January 2006 and otherwise subject to the performance criteria and performance period specified by the Board of Directors (the "Performance Criteria" and the "Performance Period" respectively).

#### Recommendation to Shareholders as to Appropriate Number of Performance Share Rights

As announced on 20 December 2005 ("Managing Director's Remuneration Package Update"), the Board of Directors has determined, after taking independent advice, that Mr Oneile's long term incentive ("LTI") for 2006 be set at 70% of his base salary (ie his fixed remuneration). In accordance with that advice and the announcement on 20 December 2005, the Board recommends the grant of 198,003 performance share rights. The recommended number of performance share rights has been calculated as 70% of $1.7 million (i.e. $1,190,000) divided by the estimated fair value of those performance share rights for the purposes of remuneration packaging at 1 January 2006, after taking into account the likelihood of vesting based on achievement of the performance criteria. This valuation has been determined based on advice from an independent valuer and the Company's external remuneration consultant.

#### Summary of Performance Share Plan Rules ("PSP Rules")

The PSP is an employee incentive scheme, introduced in 2004, intended to drive the continuing improvement in the Company's performance, to provide a market competitive reward mechanism in line with the guidelines and expectations of shareholders and to provide employees with the opportunity to acquire an ownership interest in the Company. It also aligns the interests of employees with the interests of shareholders. To achieve this aim, the PSP provides for employees to be offered conditional entitlements to fully paid ordinary shares in the Company such that shares may be offered and issued to employees, subject to meeting Performance Criteria within a set Performance Period. A full copy of the Plan is available on request.

#### (a) Allocation

If the Performance Criteria are satisfied at the end of the Performance Period, the PSP provides for shares to be "allocated" to the employee and registered in the employee's name subject to disposal restrictions until the employee is entitled to have the disposal restrictions lifted in accordance with the Rules of the PSP. Shares allocated to the employee under the PSP may be forfeited by the employee, but only in limited circumstances such as where the employee acts fraudulently or dishonestly.

#### (b) On-Market Purchase

The PSP permits the Company, in its discretion, to issue or acquire shares on-market which are then registered in the employee's name or in the name of an agent or trustee on behalf of the employee prior to the employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied. These are called Unallocated Shares. The rights of an employee to Unallocated Shares will expire and such Unallocated Shares will be forfeited and sold or allocated to another employee or employees pursuant to the PSP, the Performance Option Plan or the General Employee Share Plan if the Performance Criteria are not satisfied.

#### (c) The Comparator Group

The Comparator Group comprises 50 ASX listed companies of a similar size, based on the average market capitalisation of the Company for the 3 months up to 1 January 2006, excluding financial services companies, property trust/investment and resources companies. If any of the companies in the Comparator Group ceases to exist in its current form for any reason other than its liquidation or if the Board of Directors determines in its discretion that a company should no longer be in the Comparator Group because of an anomaly, distortion or other event that is not directly related to the financial performance of that company, that company will cease to form part of the Comparator Group. The same Comparator Group applies to both the Total Shareholder Return ("TSR") and Earnings Per Share ("EPS") growth measures described below. The TSR and EPS growth of all Comparator Group companies and the Company will be ranked at the end of the Performance Period.

#### (d) Total Shareholder Return Performance Test

Fifty percent of the shares which are the subject of this allocation will be issued upon the Company achieving a TSR target over the Performance Period. A vesting scale determines how many shares are allocated. The TSR is the return to shareholders calculated by reference to share price appreciation plus dividends expressed as a percentage of the investment. The TSR therefore reflects the increase in value delivered to shareholders over the Performance Period. In summary, the TSR target is the achievement of a TSR ranking above the 50th percentile by the Company against the individual TSRs of the companies comprising the Comparator Group (paragraph above). The Performance Period applicable to the proposed offer to Mr Oneile is the period from 1 January 2006 to 31 December 2008.

In summary:

- none of the 50% of the shares which are the subject of this allocation (such 50% comprising "the relevant shares") will be allocated if the Company's TSR is below the 50.1 percentile;
- at the 50.1 percentile ranking, 45% of the relevant shares will be allocated to Mr Oneile;
- if the Company's TSR ranking is at or above the 51st percentile, an additional 1% of the relevant shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the relevant shares at the 55th percentile ranking;
- if the Company's TSR ranking is above the 55th percentile an additional 2.5% of the relevant shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the relevant shares at or above the 75th percentile ranking; and
- this is represented in the table in paragraph (f) below.

#### (e) Earnings Per Share Performance Test

Fifty percent of the shares which are the subject of this allocation will be issued upon the Company achieving an EPS growth target over the Performance Period. A vesting scale determines how many shares are allocated. EPS growth is the percentage increase in fully diluted EPS over the Performance Period. In determining EPS growth, adjustments will be made for the Company and the Comparator Group companies for designated capital management initiatives. EPS growth for Comparator Group companies will be determined based on the last 3 annual reported results of each company as released by 28 February 2009. In summary, the EPS growth target is the achievement of an EPS ranking above the 50th percentile by the Company against the individual EPS growth recorded by the companies comprising the Comparator Group (paragraph (c) above). The Performance Period applicable to the proposed offer to Mr Oneile is the period from 1 January 2006 to 31 December 2008.

In summary:

- none of the 50% of the shares which are the subject of this allocation (such 50% comprising the "relevant shares") will be allocated if the Company's EPS growth is below the 50.1 percentile;
- at the 50.1 EPS growth percentile ranking, 45% of the relevant shares will be allocated to Mr Oneile;
- if the Company's EPS growth ranking is at or above the 51st percentile an additional 1% of the relevant shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the relevant shares at the 55th percentile ranking;
- if the Company's EPS growth ranking is above the 55th percentile, an additional 2.5% of the relevant shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the relevant shares at or above the 75th percentile ranking; and
- this is represented in the table in paragraph (f) below.

**(f) TSR Growth and EPS Criteria: Illustrative Table**

The link between performance and the percentage of the relevant shares allocated is represented in the following table:

| Company Performance (TSR and EPS Growth Percentile Ranking) | % of relevant shares allocated |
|---|---|
| Up to the 50.1 percentile | 0% |
| At the 50.1 percentile | 45% |
| At the 55th percentile | 50% |
| At the 60th percentile | 62.5% |
| At the 65th percentile | 75% |
| At the 70th percentile | 87.5% |
| 75th percentile or above | 100% |

**(g) Subsequent Participation in PSP**

Mr Oneile will next be eligible to participate in the PSP effective from 1 January 2007. Details of Mr Oneile's participation at that time will be provided to shareholders for their consideration and approval at the Annual General Meeting of the Company in May 2007.

**(h) Cessation of Employment and Change of Control**

When an employee participating in the PSP ceases to be employed by the Company, that employee's right to participate in the PSP ceases and all rights lapse unless the Board of Directors determines that either as a result of a "qualifying reason" (such as death, total and permanent disability, redundancy or sale of a subsidiary) or otherwise, at the discretion of the Board of Directors, shares should be allocated to the employee (or his or her estate) pro-rata to the period of employment served during the Performance Period, irrespective of the Performance Criteria.

There is an automatic pro rating and allocation of shares (irrespective of the Performance Criteria) in the event of a change of control of the Company.

**Effect of Resolution**

If this resolution is passed, the grant of performance share rights will be part of Mr Oneile's remuneration for 2006.

However the allocation of shares to Mr Oneile will depend on the Company's performance over a three year period commencing on 1 January 2006 and otherwise subject to the PSP Rules.

**ASX Listing Rule 10.14**

Pursuant to ASX Listing Rule 10.14, the following information is provided to shareholders:

1. Mr Oneile is the Chief Executive Officer and Managing Director of the Company.
2. The maximum number of securities that may be acquired by Mr Oneile under this 2006 performance share rights offer is 198,003 shares.
3. The shares will be allocated to Mr Oneile, for no consideration, at the end of the Performance Period to the extent that the Performance Criteria under the PSP are satisfied.
4. No person has yet received any allocation of shares pursuant to the PSP as the first Performance Period is still running. On 21 December 2004, the Special General Meeting of shareholders of the Company approved the allocation of 380,000 performance share rights to Mr Oneile and such rights have been issued to him. On 3 May 2005, at the 2005 Annual General Meeting, shareholders approved, in accordance with a recommendation of the Board of Directors, an allocation for 2005 of 68,343 performance share rights dependent on the Company's performance over a three year period which commenced on 1 January 2005.
5. The only Director of the Company entitled to participate in the PSP is Mr Oneile. No associate of any Director or other person described in ASX Listing Rule 10.14.3 will receive securities under the PSP.
6. A voting exclusion statement is included in this Notice of Meeting in relation to this Resolution.
7. No loan is applicable to the proposed offer to Mr Oneile.

8. Details of any securities issued under the PSP will be published in each annual report of the Company relating to a period in which securities have been issued, and that approval for the issue of the securities was obtained under ASX Listing Rule 10.14.

9. Subject to the approval of shareholders, the performance share rights provided for in the PSP will be issued to Mr Oneile immediately after the Annual General Meeting of the Company on 2 May 2006. The shares that may be issued to Mr Oneile pursuant to such performance share rights will not be issued, if at all, until January 2009, at the earliest, subject to the Performance Criteria being met, other than in the event of circumstances set out in paragraph (h) above.

**Resolution 6**

**Approval of Remuneration Report**

Section 300A of the *Corporations Act 2001* requires the disclosure, in a dedicated part of the Directors' Report under the heading of "Remuneration Report", of the remuneration paid to directors, secretaries and senior managers of a listed company. These disclosures apply with respect to financial periods starting on or after 1 July 2004.

The Company's Remuneration Report for the year ended 31 December 2005 is set out in the Directors' Report and appears on pages 40 to 51 of the 2005 Annual Report. It is also available on the Company's website, www.aristocratgaming.com. The Remuneration Report sets out, in detail, the Company's policy for determining the remuneration for Directors and senior executives.

**Resolution 7**

The Board of Directors proposes to modify the Company's existing Constitution to provide that any dividends which are not claimed within six months of the date of distribution are to be reinvested in additional shares of the Company in the name of the shareholder to whom or to which the unclaimed dividend was directed unless the Board of Directors determine otherwise. The issue price for the additional shares is to be the last sale price of the Company's shares on the Australian Stock Exchange on the first trading day following the expiration of the six months from the payment date of the relevant dividend.

An unclaimed dividend is a dividend that is:

(a) sent to a shareholder by cheque through the post to the address of the shareholder as recorded in the Register of the Company and returned to the Company;

(b) sent to a shareholder by cheque through the post to the address of the shareholder as recorded in the Register of the Company and is not banked within six months of the date of the cheque; or

(c) attempted to be transferred to a shareholder by electronic funds transfer to an account with a bank or financial institution nominated by the shareholder and the electronic funds transfer is rejected or refunded as that account no longer exists (or never existed) and is not otherwise claimed within six months of the date of attempted transfer.

By providing for such unclaimed dividends to be automatically reinvested in additional shares in the Company, the Company will be able to reduce administration costs incurred in tracing and managing unclaimed dividends and those shareholders entitled to the dividends will receive shares which may increase in value. Unclaimed dividends do not receive any interest. Shareholders will not have to contact the NSW Office of State Revenue to claim dividends older than six years.

The proposed new clauses provide for the Company Secretary to be appointed as an attorney to execute any necessary documents and to do all other things to allow for the reinvestment of unclaimed dividends. The proposed new clauses 18.14B and 18.14C provide that the Board of Directors retains a discretion to determine that clause 18.14B is not to apply. This discretion is proposed to permit the Company to deal with any regulatory or legal issues which may arise in relation to an investment that would otherwise be automatically made pursuant to the new provision.




ARISTOCRAT



# ARISTOCRAT LEISURE LIMITED

ACN 002 818 368


**Please return your Proxy forms to:**
Link Market Services Limited
Level 12, 680 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0309
ASX Code: ALL
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au


## APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.



SEC MAIL PROCESSING
RECEIVED
APR 13 2006
WASH. D.C. SECTION
160




I/We being a member(s) of Aristocrat Leisure Limited and entitled to attend and vote hereby appoint

**A** **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ______________

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:30am on Tuesday, 2 May 2006 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

**B** **To direct your proxy how to vote on any resolution please insert** ☒ **in the appropriate box below.**

| Resolution | For | Against | Abstain* |
|---|---|---|---|
| **Resolution 1** To consider the Financial Reports for period ending 31 December 2005 | ☐ | ☐ | ☐ |
| **Resolution 2** To re-elect as a Director, Mr W M Baker | ☐ | ☐ | ☐ |
| **Resolution 3** To re-elect as a Director, Ms S A M Pitkin | ☐ | ☐ | ☐ |
| **Resolution 4** To re-elect as a Director, Mr R A Davis | ☐ | ☐ | ☐ |
| **Resolution 5** Approval of Participation by Mr P N Onelle in the 2006 Long Term Performance Share Plan | ☐ | ☐ | ☐ |
| **Resolution 6** Adoption of the Remuneration Report (non-binding resolution) | ☐ | ☐ | ☐ |
| **Resolution 7** Amendment of Constitution | ☐ | ☐ | ☐ |

**C** ☐

**IMPORTANT: FOR ITEM 5 ABOVE**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 5 above, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even though he has an interest in the outcome of that Item and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 5 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 5.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

**D** **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

| Securityholder 1 (Individual) | Joint Securityholder 2 (Individual) | Joint Securityholder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director/Company Secretary (Delete one) | Director |

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

**ALL PRX542**

25


ARISTOCRAT


SEC MAIL PROCESSING
RECEIVED
APR 13 2006
WASH. D.C. 160 SECTION

# ARISTOCRAT LEISURE LIMITED ENTERS SERVER-BASED VIDEO LOTTERY MARKET

## Technology acquisition expedites delivery of server-based product offerings in traditional markets

**Sydney, 10 April 2006**

Aristocrat Leisure Limited (ALL:ASX) announces a move into the fast growing interactive, server-based video lottery market with the execution of a Share Purchase Agreement for the acquisition of all of the issued capital of Scandinavian high technology gaming company, EssNet Interactive AB ("Interactive") for approximately A$70 million.

The Share Purchase Agreement is subject to a number of procedural conditions subsequent and is expected to be completed in May 2006.

Interactive develops, manufactures and markets next generation interactive system and video terminal hardware and software, utilising a leading-edge system offering, based on PC technology in a client-server architecture.

The highly scalable Interactive solution has an open system architecture that allows any content provider to port games onto its interactive video terminal platform.

This acquisition will allow Aristocrat to exploit the growing global market for server based video lottery product offerings. Another major benefit will be the use of the video lottery technology to accelerate development of in-casino and cross-casino server-based content delivery within traditional markets, which is expected to be a major growth sector in world gaming markets over the next 10 years.

Mr Paul Oneile, Aristocrat Chief Executive Officer and Managing Director said, "This is a key strategic opportunity for us to enter a segment of the global gaming market in which we do not currently compete. We anticipate that the demand for this type of product offering will grow significantly in future years in many jurisdictions, especially in Europe and Asia."

"The Interactive technology is world class and will also be of significant value to Aristocrat in our existing core markets as we continue to invest heavily in the development of our server-based gaming product offering." he added.

Following a global competitive evaluation, Interactive was awarded a contract by Norsk Tipping, the Norwegian lottery, in November 2003 for the supply of an interactive video lottery system and around 10,000 terminals.

The roll-out of this opportunity, pending resolution of a legal challenge in the European Courts, is expected to re-commence in early 2007. Mr Reidar Nordby, President of Norsk Tipping, said, "The Interactive system has been formally accepted by Norsk Tipping. In my view, the system is the most technologically advanced VLT system today."

Aristocrat has also entered into a Strategic Alliance Agreement with Tattersall's Limited ("Tattersall's"). This Strategic Alliance Agreement with Tattersall's represents a further step in the development of the strong relationship between two substantial Australian gaming companies, which operate in different parts of the industry value chain.

It will also enable Aristocrat to further develop and utilise Interactive's gaming system technology, the development of which included the active involvement of Tattersall's.

Aristocrat intends to commit significant research and development resources to ensure the optimisation of Interactive's potential. This is effectively a start-up operation and the financial performance of Interactive will be dependent on the speed of the roll-out of its products.

The earnings impact on Aristocrat in 2006 will be dilutive by approximately 1.5 - 2.0 cents per share, broadly neutral in 2007, but is expected to be accretive thereafter. This earnings impact is after an estimated charge of A$6 - A$7 million per annum, as a result of the amortisation of the value of intellectual property and other intangibles acquired.

**For Further Information:**

| | |
|---|---|
| **Financial:** | Simon Kelly (612) 9413 6601<br>Chief Financial Officer |
| **Media (Australia):** | Tim Allerton (61) (0) 412 715 707<br>City PR |
| **Media (North America):** | Laura Olson (1) 702 249 5445<br>Senior Manager, Communications |
| **Media (Europe):** | Lakshmi Kerr (44) 78 0184 9189<br>Marketing Manager Europe |

**Aristocrat Leisure Limited** is a leading global entertainment company, which provides a comprehensive range of gaming solutions to entertainment venues around the world. The company is licensed by more than 200 regulators and its products and services are available in over 90 countries around the world.


TATTERSALL'S


26

**RELEASE**

10 April 2006

**Sale of EssNet Interactive AB**

Tattersall's Limited (Tattersall's) today announced that Aristocrat Leisure Ltd (Aristocrat), through a 100% owned subsidiary Aristocrat Leisure Cyprus Limited (Aristocrat Cyprus), has executed a Share Purchase Agreement for the acquisition of all of the issued shares in EssNet Interactive AB. The Share Purchase Agreement is subject to a number of procedural conditions subsequent and is expected to be completed in May 2006. Tattersall's, directly and indirectly through its 26% equity interest in EssNet AB, held 25.16% of the shares in EssNet Interactive.

Together with the previously announced sale of the EssNet on-line lottery assets to Scientific Games Corporation, this means that the major assets of the EssNet Group of Companies will have been sold. Accordingly, this will effectively conclude the investment focus that Tattersall's had initiated through its equity interest in EssNet AB.

EssNet AB, after this transaction, will be comprised of the cash proceeds from both of these sales, and some minor assets not sold in these transactions. The cash proceeds and remaining assets will be distributed to EssNet shareholders under processes to now be initiated.

Tattersall's will continue to pursue its domestic and international lottery and gaming opportunities through licensing and strategic alliance agreements. In addition to the previously announced licensing agreement that Tattersall's now holds with Scientific Games Corporation in respect of the EssNet lottery system, it also has entered into a Strategic Alliance Agreement with Aristocrat Cyprus under which the corporate groups will work together to identify and implement opportunities to provide full operator and technology provision of the EssNet Interactive gaming system to prospective customers.

This sale to, and Strategic Alliance Agreement with, Aristocrat represents a further step in the development of the strong relationship between two substantial Australian gambling companies who operate in different parts of the industry value chain. Tattersall's is pleased to be able to be part of the transaction that will enable Aristocrat to further develop and utilise the interactive gaming system technology in which it was part of the development through EssNet Interactive, and to have a strategic alliance through which to further Tattersall's involvement in the system's broader application globally.